UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [   ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [   ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Cronus Resources Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Ontario
(Jurisdiction of Subject Company’s Incorporation or Organization)

Continental Gold Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

227177 10 2
(CUSIP Number of Class of Securities (if applicable))

Paul Begin
Chief Financial Officer
155 Wellington Street West, Suite 2920
Toronto, Ontario, Canada M5V 3H1
Telephone Number: (416) 583-5610

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
401 9th Street, NW, Suite 1000
Washington, DC 20004
Telephone Number: (757) 687-7715

     (Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 1, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Cronus Resources Ltd. and were required to be disseminated to U.S. security holders or published in the United States:

1.	Notice of the Annual and Special Meetings and Joint Management Information Circular and Proxy Statement dated February 17, 2010 (the “Information Circular”).

The exhibit attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

Item 2.	Informational Legends

The required legends are included under the heading “Note to U.S. Residents” beginning on page xxii of the Information Circular, a copy of which is furnished as Exhibit 99.1 to this Form CB.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Continental Gold Limited is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL GOLD LIMITED

/s/ Paul Begin
Paul Begin, Chief Financial Officer

February 15, 2012
(Date)

NEITHER THE TSX VENTURE EXCHANGE INC. NOR ANY SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE REVERSE TAKE-OVER DESCRIBED IN THIS INFORMATION CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

NOTICE OF ANNUAL AND SPECIAL MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

CONCERNING, AMONG OTHER THINGS, THE REVERSE TAKE-OVER INVOLVING THE AMALGAMATION OF

CRONUS RESOURCES LTD.

and

CONTINENTAL GOLD LIMITED

FEBRUARY 17, 2010

This Information Circular is furnished in connection with the solicitation of proxies by the respective management of Cronus Resources Ltd. and Continental Gold Limited to be voted at the special meeting of the shareholders of Cronus Resources Ltd. to be held on March 22, 2010, and the annual meeting of the shareholders of Continental Gold Limited to be held on March 22, 2010, at the times and places and for the purposes set out in the respective accompanying notices of meetings and at any adjournments thereof.

All information in this Information Circular with respect to Cronus Resources Ltd. was supplied by Cronus Resources Ltd. for inclusion herein and Continental Gold Limited and its board of directors and officers have relied on Cronus Resources Ltd. with respect to such information.

All information in this Information Circular with respect to Continental Gold Limited was supplied by Continental Gold Limited for inclusion herein and Cronus Resources Ltd. and its board of directors and officers have relied on Continental Gold Limited with respect to such information.

Unless otherwise noted all information in this Information Circular is provided as of February 17, 2010.

CRONUS RESOURCES LTD.
Suite 401
1 University Avenue
Toronto, Ontario M5J 2P1

February 17, 2010
Dear Shareholder:

In an effort to maximize value to shareholders, management of Cronus Resources Ltd. ("Cronus Resources") seeks your approval of a proposed amalgamation (the "Amalgamation") with Continental Gold Limited ("Continental Gold"), with the amalgamated company to continue as Continental Gold Limited (“Amalco”).

Continental Gold, a private Bermuda incorporated company, is engaged in mineral exploration and development in Colombia, South America. Continental Gold has nine 100% owned gold exploration projects on over 100,000 hectares of exploration concessions in some of the most prospective gold districts in Colombia, South America.

Continental Gold’s flagship project is Buriticá in the Antioquia Department, a 2.5 hour drive from Medellin. Infrastructure is excellent with paved roads, water and power readily available. Exploration began on Buriticá in late 2007 and since that time Continental Gold has completed surface and underground mapping and sampling; geophysical studies (magnetics and IP) and 14,000 m of diamond drilling resulting in several important high grade discoveries including the San Antonio Vein and the Veta Sur bulk tonnage vein swarm.

The Buriticá district is underlain by an allochthonous sequence of flysche type sediments, which are cut by tonalitic intrusions and overlain by a mafic volcanic complex. The Tertiary age Buriticá sequence of high level intermediate composition intrusions is affected by propylitic through potassic alteration. A late-stage diatreme breccia cuts the higher temperature phases and is characterized by sericitization and intermediate argillic alteration. Gold mineralization is present in several geological settings including replacements at intrusive contacts, disseminations in the breccia pipe bodies and in a series of bonanza grade veins. It is characterized by pyrite-sphalerite with lesser galena and is associated with late, sericitic alteration.

Other properties within the Continental Gold portfolio include two active joint-ventures with AngloGold Ashanti Limited and a group of concessions named Santander, totaling over 5,000 hectares located in the immediate vicinity of Ventana Gold Corp.´s La Bodega project and Greystar Resources Ltd.´s Angostura project.

Continental Gold’s technical team collectively has over 40 years of Colombia-specific exploration and mine development experience.

Following the Amalgamation, the board of directors of Amalco will comprise the following individuals: Robert Allen, Ari Sussman, James Felton, Jaime Gutiérrez and Patrick Anderson. The officers of Amalco will consist of Robert Allen (Chairman), Ari Sussman (President & Chief Executive Officer), Donald Christie (CFO), Peter Bolt (Vice President Operations), Stuart Moller (Vice President Exploration) and Gustavo Koch (Corporate Secretary).

Completion of the transaction is subject to a number of conditions, including but not limited to, shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

The directors of Cronus Resources unanimously support the Amalgamation on the basis that it is fair to and in the best interests of its shareholders, and look forward to Cronus Resources’ new direction.

By Order of the Board

(Signed): "Ari Sussman"
                 President & Chief Executive Officer

CONTINENTAL GOLD LIMITED
Milner House
18 Parliament Street
Hamilton HM FX
Bermuda

February 17, 2010
Dear Shareholder:

In an effort to maximize value to shareholders, management of Continental Gold Limited ("Continental Gold") seeks your approval of a proposed amalgamation (the "Amalgamation") with Cronus Resources Ltd. ("Cronus Resources"), with the amalgamated company to continue as Continental Gold Limited (“Amalco”).

Continental Gold wishes to amalgamate with a company that is recognized as a "reporting issuer" under Canadian securities laws in order to complete a going public transaction. Cronus Resources is a "reporting issuer" under Canadian securities laws with common shares listed on the TSX Venture Exchange under the trading symbol “CRZ”, and thereby meets this requirement. In addition, Cronus Resources has capital market expertise and South American mineral resource exploration and development expertise, as well as ownership of a large land package surrounding the historical high-grade San Juan Gold/Silver Mine in Baja, Mexico.

Following the Amalgamation, the board of directors of Amalco will comprise the following individuals: Robert Allen, Ari Sussman, James Felton, Jaime Gutiérrez and Patrick Anderson. The officers of Amalco will consist of Robert Allen (Chairman), Ari Sussman (President & Chief Executive Officer), Donald Christie (CFO), Peter Bolt (Vice President Operations), Stuart Moller (Vice President Exploration) and Gustavo Koch (Corporate Secretary).

Completion of the transaction is subject to a number of conditions, including but not limited to, shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

The directors of Continental Gold unanimously support the Amalgamation on the basis that it is fair to and in the best interests of its shareholders, and look forward to Continental Gold’s new direction.

By Order of the Board

(Signed): "Robert W. Allen"
                   Chairman

CRONUS RESOURCES LTD.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Cronus Resources Meeting") of the shareholders ("Cronus Resources Shareholders") of Cronus Resources Ltd. ("Cronus Resources") will be held at Suite 1200, 95 Wellington Street West, Toronto, Ontario M5J 2Z9 on March 22, 2010, at the hour of 9:00 o'clock in the morning (Toronto time) for the following purposes:

1.

To consider and if thought fit, to pass, with or without amendment, a special resolution in the form attached as Schedule "A" to the Information Circular (the "Continuance Resolution") approving the continuance (the “Continuance”) of Cronus Resources from the Province of Ontario to Bermuda, as more particularly described in the accompanying Information Circular; and

2.

If the Continuance Resolution is approved, to consider and if thought fit, to pass, with or without amendment, a special resolution in the form attached as Schedule "B" to the Information Circular (the "Amalgamation Resolution") approving the amalgamation (the "Amalgamation") of Cronus Resources with Continental Gold Limited substantially in accordance with the terms of an amalgamation agreement between Continental Gold and Cronus Resources (the “Amalgamation Agreement”) as provided pursuant to the terms of a pre-amalgamation agreement dated November 9, 2009, the terms of which are more particularly described in the accompanying Information Circular.

The full text of the Amalgamation Agreement is attached as Schedule “K” to the Information Circular.

The board of directors of Cronus Resources believes that the Continuance and the Amalgamation are in the best interests of Cronus Resources, and unanimously recommends that Cronus Resources Shareholders vote in favour of the Continuance Resolution and the Amalgamation Resolution. Provided that the Continuance Resolution and the Amalgamation Resolution receive requisite shareholder approval at the Cronus Resources Meeting, the Cronus Resources Meeting will consider the following further items of business:

1.

To consider and if thought fit, to pass, with or without amendment, an ordinary resolution approving a Stock Option Plan for the amalgamated corporation (“Amalco”) (attached as Schedule "G" to the Information Circular); and

2.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

If the proposed Continuance Resolution and the Amalgamation Resolution do not receive requisite shareholder approval at the Cronus Resources Meeting, the Cronus Resources Meeting will consider the following further item of business:

1.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The details of the matters proposed to be brought before the Cronus Resources Meeting, including the text of resolutions referred to above, are set forth in the Information Circular and in the Schedules thereto accompanying and forming part of this Notice.

The record date for the determination of Cronus Resources Shareholders entitled to receive notice of and to vote at the Cronus Resources Meeting is January 25, 2010. A Cronus Resources Shareholder may attend the Cronus Resources Meeting in person or may be represented by proxy. Cronus Resources Shareholders who are unable to attend the Cronus Resources Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Cronus Resources Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the office of Computershare Trust Company of Canada, 100 University Ave, 8th Floor, Toronto ON M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time set for the Cronus Resources Meeting or any adjournment thereof.

Registered shareholders of Cronus Resources have the right to dissent with respect to the Continuance Resolution and the Amalgamation Resolution and, if the Continuance and Amalgamation become effective, to be paid the fair value of their Cronus Resources Shares in accordance with the provisions of Section 185 of the Business Corporations Act (Ontario) (the "Ontario Act"). A dissenting Shareholder must send to Cronus Resources a written objection to the Continuance Resolution and Amalgamation Resolution, as the case may be, which written objection must be received by the Chief Financial Officer of Cronus Resources or the Chairman of the Cronus Resources Meeting at or before the Cronus Resources Meeting. A Cronus Resources Shareholder's right to dissent is more particularly described in the accompanying Information Circular and the text of Section 185 of the Ontario Act is set forth as Schedule "H" to the Information Circular. Failure to strictly comply with the requirements set forth in Section 185 of the Ontario Act may result in the loss of any right of dissent. Only registered shareholders of Cronus Resources are entitled to dissent.

DATED at Toronto, Ontario this 17th day of February, 2010.

BY ORDER OF THE BOARD
(Signed) "Ari Sussman"
ARI SUSSMAN - PRESIDENT

v

CONTINENTAL GOLD LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Continental Gold Meeting") of the shareholders ("Continental Gold Shareholders") of Continental Gold Limited (the "Company") will be held at Milner House, 18 Parliament Street, Hamilton HM FX, Bermuda, on the March 22, 2010, at the hour of 9:30 o'clock in the morning (Bermuda time) for the following purposes with respect to annual business:

1.	To receive and consider the audited financial statements of the Company for the twelve months ended December 31, 2008, together with a report of the auditors thereon;

2.	To:

(a)

set the number of directors of the Company at six and to elect the following five persons, who have indicated their willingness to stand for election, to serve as directors of the Company until the next annual general meeting or until otherwise resolved:

Robert Allen;
Ari Sussman;
James Felton;
Jaime Gutiérrez; and
Patrick Anderson,

and, in the case of Messrs. Sussman and Anderson, their election to be effective upon the Amalgamation Resolution (as defined below) receiving requisite shareholder approval at the Continental Gold Meeting; and

(b)

authorise the directors of the Company to, immediately following the Continental Gold Meeting, fill the one vacancy arising on the board of directors and thereafter to fill any vacancies on the board of directors at their discretion until the next annual general meeting; and

3.

To appoint McGovern, Hurley, Cunningham, LLP, Chartered Accountants, as auditors of the Company, to hold office until the close of the next annual general meeting and to authorize the directors to fix their remuneration.

The Continental Gold Meeting will then consider the following items of special business:

1.

To consider and if thought fit, to pass, with or without amendment, a special resolution in the form attached as Schedule "B" to the Information Circular (the "Amalgamation Resolution") approving the amalgamation (the "Amalgamation") of the Company with Cronus Resources Ltd. substantially in accordance with the terms of an amalgamation agreement between the Company and Cronus Resources Ltd. (the “Amalgamation Agreement”) as provided pursuant to the terms of a pre-amalgamation agreement dated November 9, 2009, the terms of which are more particularly described in the accompanying Information Circular.

The full text of the Amalgamation Agreement is attached as Schedule “K” to the Information Circular.

The board of directors of the Company believes that the Amalgamation is in the best interests of the Company, and unanimously recommends that Continental Gold Shareholders vote in favour of the Amalgamation Resolution. Provided that the Amalgamation Resolution receives requisite shareholder approval at the Continental Gold Meeting, the Continental Gold Meeting will consider the following further items of business:

1.

To consider and if thought, to pass, an ordinary resolution to revoke the existing bye-laws of the Company and replace then with the revised form of bye laws attached as Schedule “J” to the Information Circular;

2.

To consider and if thought fit, to pass, with or without amendment, an ordinary resolution approving a Stock Option Plan for the amalgamated company (“Amalco”) (attached as Schedule "G" to the Information Circular); and

3.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The details of the matters proposed to be brought before the Continental Gold Meeting, including the text of resolutions referred to above, are set forth in the Information Circular and in the Schedules thereto accompanying and forming part of this Notice.

The record date for the determination of Continental Gold Shareholders entitled to receive notice of and to vote at the Continental Gold Meeting is January 25, 2010. A Continental Gold Shareholder may attend the Continental Gold Meeting in person or may be represented by proxy. Continental Gold Shareholders who are unable to attend the Continental Gold Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Continental Gold Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the office of Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1, not later than 24 hours prior to the time set for the Continental Gold Meeting or any adjournment thereof.

Registered shareholders of the Company have the right to dissent with respect to the Amalgamation Resolution and, if the Amalgamation becomes effective, to be paid the fair value of their Continental Gold Shares in accordance with the provisions of Section 106 of the Companies Act, 1981 (Bermuda) (the "Bermuda Act") in the case of the Amalgamation Resolution. The boards of directors of each of the Company and Cronus Resources Ltd. have determined that the fair value of the common shares of the Company is CDN $0.55611 per share. A Continental Gold Shareholder's right to dissent is more particularly described in the accompanying Information Circular and the text of Section 106 of the Bermuda Act is set forth as Schedule "H" to the Information Circular. Failure to strictly comply with the requirements set forth in Section 106 of the Bermuda Act may result in the loss of any right of dissent. Only registered shareholders of the Company are entitled to dissent.

DATED at Hamilton, Bermuda this 17th day of February, 2010.

BY ORDER OF THE BOARD
(Signed) "Robert W. Allen"
ROBERT W. ALLEN – CHAIRMAN

TABLE OF CONTENTS

CRONUS RESOURCES LTD. NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	IV
CONTINENTAL GOLD LIMITED NOTICE OF ANNUAL GENERAL MEETING OFSHAREHOLDERS	VI
GLOSSARY OF TERMS	XI
GLOSSARY OF TECHNICAL TERMS	XIX
SPECIAL NOTE REGARDING FORWARD LOOKING INFORMATION	XXI
MARKET AND INDUSTRY DATA	XXII
NOTE TO U.S. RESIDENTS	XXII
CURRENCY	XXIV
SUMMARY	XXV
PART I – GENERAL INFORMATION IN RESPECT OF THE MEETINGS	1
SOLICITATION OF PROXIES	1
APPOINTMENT AND REVOCATION OF PROXIES	1
EXERCISE OF DISCRETION BY PROXYHOLDERS	2
SIGNING OF PROXY	2
VOTING SHARES AND PRINCIPAL HOLDERS OF SHARES	2
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	4
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	5
PART II – MATTERS TO BE ACTED UPON AT THE MEETINGS	6
THE CONTINUANCE	6
THE AMALGAMATION	17
STOCK OPTION PLAN	27
ELECTION OF DIRECTORS	29
APPOINTMENT OF AUDITORS	30
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF CRONUS RESOURCES SHARES, CRONUS RESOURCES WARRANTS, CONTINENTAL GOLD SHARES AND CONTINENTAL GOLD WARRANTS	30
RESALE OF AMALCO SHARES	34
PART III – INFORMATION CONCERNING CRONUS RESOURCES	35
CORPORATE STRUCTURE	35
INTER-CORPORATE RELATIONSHIPS	35
GENERAL DEVELOPMENT OF THE BUSINESS	35
FINANCING	35
SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS	36
DESCRIPTION OF SECURITIES	37
DIVIDENDS	37
STOCK OPTION PLAN	38
PRIOR SALES	38
PRICE RANGE AND TRADING VOLUME OF THE CRONUS RESOURCES SHARES	39
PRINCIPAL HOLDERS OF VOTING SECURITIES	40
CONFLICTS OF INTEREST	40
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	41
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	41
NON-ARM'S LENGTH PARTY TRANSACTIONS	41
LEGAL PROCEEDINGS	41
AUDITORS, REGISTRAR AND TRANSFER AGENT	41
MATERIAL CONTRACTS	41
ADDITIONAL INFORMATION	41
APPROVALS	41
PART IV – INFORMATION CONCERNING CONTINENTAL GOLD	42
CORPORATE STRUCTURE	42
DESCRIPTION OF THE BUSINESS	42

COLOMBIA – GEOGRAPHIC, POLITICAL AND ECONOMIC CONSIDERATIONS	46
COLOMBIA MINING LEGISLATION	49
PROPERTIES – THE COLOMBIA PROJECTS	52
DIVIDENDS OR DISTRIBUTIONS	100
SELECTED FINANCIAL INFORMATION	100
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	101
DESCRIPTION OF SECURITIES	109
CAPITALIZATION	110
OPTIONS TO SUBSCRIBE FOR SECURITIES	112
PRIOR SALES	113
ESCROWED SECURITIES	114
PRINCIPAL HOLDERS OF SECURITIES	114
DIRECTORS AND OFFICERS	115
EXECUTIVE COMPENSATION	122
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	132
AUDIT COMMITTEE INFORMATION REQUIRED IN THE INFORMATION CIRCULAR	135
RISK FACTORS RELATING TO CONTINENTAL GOLD AND THE RESULTING ISSUER	137
PROMOTER	145
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	145
CONFLICTS OF INTEREST	145
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	146
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	146
NON-ARM'S LENGTH PARTY TRANSACTIONS	147
AUDITORS, REGISTRAR AND TRANSFER AGENT	148
MATERIAL CONTRACTS	148
EXPERTS AND INTERESTS OF EXPERTS	154
OTHER MATERIAL FACTS	155
APPROVALS	155
PART V – INFORMATION CONCERNING THE RESULTING ISSUER	156
CORPORATE HISTORY OF THE RESULTING ISSUER	156
DESCRIPTION OF THE BUSINESS	156
DESCRIPTION OF SECURITIES	156
PRO FORMA CONSOLIDATED CAPITALIZATION	157
SELECTED PRO FORMA FINANCIAL INFORMATION	158
AVAILABLE FUNDS AND PRINCIPAL PURPOSES	159
PRINCIPAL SECURITYHOLDERS	161
DIRECTORS, OFFICERS AND PROMOTERS	161
PROPOSED EXECUTIVE COMPENSATION	172
INDEBTEDNESS OF DIRECTORS AND OFFICERS	173
INVESTOR RELATIONS ARRANGEMENTS	173
OPTIONS TO PURCHASE SECURITIES	173
ESCROWED SECURITIES	175
SPONSORSHIP AND AGENT RELATIONSHIP	176
EXPERTS AND INTEREST OF EXPERTS	177
MATERIAL CONTRACTS	177
STOCK EXCHANGE LISTING	178
PUBLIC AND INSIDER OWNERSHIP	178
AUDITORS	178
TRANSFER AGENT AND REGISTRAR	178
LISTED ISSUER WITH FOREIGN ASSETS	178
RISK FACTORS	178
APPROVAL OF BOARD OF DIRECTORS	178
CERTIFICATE OF CRONUS RESOURCES LTD.	179
CERTIFICATE OF CONTINENTAL GOLD LIMITED	180

SCHEDULE “A” CONTINUANCE RESOLUTION OF THE SHAREHOLDERS OF CRONUS RESOURCES LTD.	A-1
SCHEDULE “B” AMALGAMATION RESOLUTION OF THE SHAREHOLDERS OF CRONUS RESOURCES LTD. AND CONTINENTAL GOLD LIMITED SPECIAL RESOLUTION OF THE SHAREHOLDERS OF CRONUS RESOURCES LTD	B-1
SCHEDULE “C” STOCK OPTION PLAN RESOLUTION OF THE SHAREHOLDERS OF CRONUS RESOURCES LTD. & CONTINENTAL GOLD LIMITED	C-1
SCHEDULE "D" FINANCIAL STATEMENTS OF CRONUS RESOURCES LTD	D-1
SCHEDULE “E” FINANCIAL STATEMENTS OF CONTINENTAL GOLD LIMITED	E-1
SCHEDULE "F" COMPILATION REPORT AND PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS OF AMALCO	F-1
SCHEDULE "G" CONTINENTAL GOLD LIMITED INCENTIVE STOCK OPTION PLAN	G-1
SCHEDULE "H" RIGHTS OF DISSENTING SHAREHOLDERS	H-1
SCHEDULE "I" AUDIT COMMITTEE CHARTER	I-1
SCHEDULE "J" MEMORANDUM OF ASSOCIATION & BYE-LAWS OF CONTINENTAL GOLD LIMITED	J-1
SCHEDULE "K" AMALGAMATION AGREEMENT	K-1

x

GLOSSARY OF TERMS

Whenever used in this Information Circular including the summary hereof, unless the context otherwise requires, the following terms shall have the indicated meanings and grammatical variations of such words and terms have corresponding meanings. Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders. In this Information Circular, unless otherwise noted, all dollar amounts are expressed in United States dollars.

“Affiliate”	means a corporation that is affiliated with another corporation as described below:

A corporation is an “Affiliate” of another corporation if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same Person.

A corporation is “controlled” by a Person if:

(a)	voting securities of the corporation are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the Company.

A Person beneficially owns securities that are beneficially owned by:

(a)	a corporation controlled by that Person, or

(b)	an Affiliate of that Person or an Affiliate of any corporation controlled by that Person.

“Agent”	means GMP Securities L.P. the agent for the Continental Gold Financing, and the syndicate members and advisors.

"Amalco" or "Resulting Issuer"	means the company resulting from the amalgamation of Cronus Resources and Continental Gold, to be named "Continental Gold Limited".

“Amalco Debenture Warrants”	means common share purchase warrants issued to holders of the Continental Gold Convertible Debentures entitling such holders to acquire Amalco Shares upon exercise thereof. Each whole Amalco Debenture Warrant will entitle the holder to acquire one Amalco Share for a period of two years after the Effective Date at a price equal to CDN. $1.75 per Amalco Share. In the event that the closing price of the Amalco Shares on the TSX or TSXV, as applicable, is in excess of CDN. $3.50 for a period of 20 consecutive trading days at any time after the issuance of the Amalco Debenture Warrants, the Resulting Issuer may, at its option, accelerate the expiry date of the Amalco Debenture Warrants by giving notice to the holders thereof and, in such case, the Amalco Debenture Warrants will expire at 4:00 pm (Toronto time) on the date which is the earlier of: (i) the 30th day after the date on which such notice is given by the Resulting Issuer; and (ii) the two year anniversary of the Effective Date.

“Amalco Financing Compensation Options”	means the compensation options entitling the Agent and an advisor to subscribe for that number of Continental Gold Financing Units of Continental Gold as is equal to an aggregate of 7.0% of the total number of Continental Gold Financing Subscription Receipts sold pursuant to the Continental Gold Financing. Each Amalco Financing Compensation Option will be exercisable to acquire one Continental Gold Financing Unit at CDN $1.50 for a period of one year from the Effective Time.

“Amalco Financing Warrants”	means common share purchase warrants to be issued to holders of the Continental Gold Financing Subscription Receipts at the Effective Time entitling such holders to acquire Amalco Shares upon exercise thereof. Each Amalco Financing Warrant will entitle the holder thereof to purchase one common share of Continental Gold (each a “Amalco Financing Warrant Share”) at an exercise price of CDN $2.25 per Amalco Financing Warrant Share at any time prior to the date that is one year from the Effective Time.

"Amalco Shares"	means common shares in the capital of Amalco.

“Amalco Warrants”	means common share purchase warrants entitling the holder thereof to acquire Amalco Shares upon exercise thereof as follows:

		Number of	Exercise Price
	Exchange	Amalco	(Cdn. $ /
	Ratio	Warrants	Amalco Share)	Expiry Date
21,166,200 Continental Gold Warrants	2.69730 Continental Gold Warrants for each one (1) Amalco Warrants	7,847,181	Cdn. $0.98	Two years from the date Amalco is listed on a recognized stock exchange
2,000,000 Amalco Debenture Warrants	N/A	2,000,000	Cdn. $1.75	Two years from the Effective Date
4,453,750 Cronus Warrants	2.35712 Cronus Warrants for each one (1) Amalco Warrants	605,082	Cdn. $2.07	August 10, 2010
		10,606	Cdn. $2.07	August 16, 2010
		143,183	Cdn. $0.35	February 5, 2011
		553,642	Cdn. $0.35	April 21, 2011
		185,608	Cdn. $0.94	July 27, 2011
		391,367	Cdn. $0.94	August 5, 2011
	Total	1,889,488
9,583,334 Amalco Financing Warrants underlying the Continental Gold Financing Subscription Receipts	N/A	9,583,334	Cdn. $2.25	One year from Effective Date
Total		21,320,003

"Amalco Stock Options"	means management incentive stock options to be issued by Amalco to holders of Cronus Resources Stock Options and the Continental Gold Stock Options which options are subject to the Stock Option Plan which is proposed to be adopted by Amalco.

"Amalgamation"	means the amalgamation of Cronus Resources and Continental Gold pursuant to the Pre-Amalgamation Agreement, and otherwise in accordance with the Bermuda Act.

"Amalgamation Resolution"	means the special resolution of the Shareholders approving the Amalgamation to be voted on at the respective meetings in the form set forth in Schedule "B" to this Information Circular.

“AngloGold Assignment Agreement”	means the assignment agreement dated June 4, 2008, among Continental Gold, Robert W. Allen and AngloGold Ashanti Limited, pursuant to which Robert W. Allen assigned to Continental Gold his rights, title and interest in the AngloGold Joint Venture as further discussed herein.

“AngloGold Joint Venture”	means the Head of Terms for the Newco Joint Venture Agreement dated October 4, 2006 between Robert W. Allen and AngloGold Ashanti Limited to explore and develop certain mineral rights, as further discussed herein.

"Associate"	when used to indicate a relationship with a Person, means:

(a)

a company of which such Person beneficially owns or controls, directly or indirectly, voting securities entitling the Person to more than 10% of the voting rights attached to outstanding securities of the company;

(b)	any partner of the Person;

(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity; or

(d)

in the case of a Person, which is an individual, a relative of that Person who resides in the same home as that Person or any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage, or any relative of such a Person who has the same home.

“Bermuda Act”	means the Companies Act, 1981 (Bermuda), as amended from time to time, and including any regulations promulgated thereunder.

“Bermuda Court”	means the Supreme Court of Bermuda.

“Bulletco”	means Bullet Holding Corporation, a corporation incorporated under the laws of Panama and controlled by Robert W. Allen, the Promoter, controlling shareholder and the Chairman, President, Chief Executive Officer and a director of Continental Gold.

“Bullet Option Agreement”	means the option agreement dated January 16, 2008, between Bulletco and Continental Gold, pursuant to which Bulletco granted Continental Gold an option to acquire certain mineral rights in Colombia (collectively, the “Mineral Rights”) some of which are registered in the Colombia mining registry (the “Current Mineral Rights”), others for which registration is pending (the “Beneficial Mineral Rights”) and the remainder which are applications for mineral rights presented before the competent authority which are currently being processed (“After Acquired Mineral Rights”), as further discussed herein.

“Bullet Properties”	means the mineral exploration properties in Colombia which Continental Gold has the right to acquire from Bulletco pursuant to the Bullet Option Agreement.

“Buriticá Project”	means the primary mineral exploration project of Continental Gold located in the northwest corner of the Antioquia Department covering a 20 km by 20 km project area as further described in the Snowden Buriticá Report.

“Bulletco Transactions”	means the transactions completed during the twelve months ended December 31, 2008 pursuant to which, collectively, (i) Continental Gold purchased mining equipment from and reimbursed the cost of tunneling on its Buriticá Project to Centena S.A., a corporation controlled by Bulletco, and (ii) Continental Gold received loans which were paid pursuant to the issuance of Continental Gold Shares and Continental Gold Warrants, as further discussed herein.

"Buriticá Purchase Agreement"	means the purchase agreement between Continental Gold and Luis Fernando Palacio Castano dated May 30, 2008 pursuant to which Luis Fernando Palacio Castano has conveyed to Continental Gold all of his right, title and interest to acquire Mineral Concession No. 7495. Mineral Concession No. 7495 is part of Continental Gold’s Buriticá Project. All of the other concessions which comprise the Buriticá Project are 100% beneficially owned by Continental Gold.

"Business day"	means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Toronto, Ontario and the City of Hamilton, Bermuda for the transaction of banking business.

"Certificate of Amalgamation"	means a certificate of amalgamation issued by the Registrar in connection with the Amalgamation pursuant to Section 108 of the Bermuda Act.

"Closing"	means closing of the Amalgamation.

"Closing Date"	means the date of closing of the transactions contemplated by the Pre- Amalgamation Agreement.

“Colombia Projects”	means the nine mineral exploration projects of Continental Gold located in Colombia known as the Anza, Arenosa, Berlin, Buriticá, Dojura, Dominical, Lunareja, Santander and Zaragoza projects.

“Concession Sale Agreement”	means the Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia dated December 20, 2007, between Continental Gold and Bulletco pursuant to which Continental Gold acquired from Bulletco the mineral rights (the “Colombia Project Rights”) associated with the Colombia Projects.

“Consorcio Niverengo Joint Venture Consortium”	means the joint venture agreement dated December 26, 2007 among Continental Gold, Exman Ltda., Julian Betancur Montoya, Arelis de Jesus Mejia Quiceno, Eucardo Antonio Mejia Ramirez and Robert Peter Shaw (collectively, the “Consortium Parties”) with respect to various contiguous concessions donated by each of the Consortium Parties. The property owned by Continental Gold which is subject to the Consorcio Niverengo Joint Venture Consortium is the Anza Project which is one of the Colombia Projects.

"Continental Gold"	means Continental Gold Limited, a company incorporated pursuant to the laws of Bermuda.

“Continental Gold Convertible Debentures”	means the convertible debentures in the principal amount of CDN $3,000,000 issued at par, secured by a guarantee of Robert W. Allen, bearing interest at the per annum rate of 2% plus prime specified by the Canadian Imperial Bank of Commerce, with interest accruing from the date of issue and maturing on November 27, 2011, with the first interest payment due on March 31, 2010, and payable monthly in arrears thereafter. The Continental Gold Convertible Debentures are automatically convertible into units immediately prior to the Amalgamation at a price of CDN $0.55611 per unit pre-Amalgamation. The Continental Gold Convertible Debentures are convertible if and only if the Amalgamation has been completed substantially in accordance with the terms of the Pre-Amalgamation Agreement. For greater certainty,

(i)

if the Amalgamation is completed substantially in accordance with the terms of the Pre-Amalgamation Agreement, the shares and warrants underlying the units shall convert into shares and warrants of the Resulting Issuer on the basis of the exchange ratios specified in the Pre- Amalgamation Agreement which, based on the terms of the Pre-Amalgamation Agreement, would result in a deemed conversion price of CDN $1.50 per unit of the Resulting Issuer, and

(ii)	if the Amalgamation is not completed substantially in accordance with the Pre-Amalgamation Agreement, such conversion right will no longer be of any force or effect.

Each unit will ultimately consist of one Amalco Share and one Amalco Debenture Warrant following completion of the Amalgamation.

“Continental Gold Financing”	means the financing of Continental Gold completed on January 28, 2010 and February 11, 2010 consisting of the sale of 19,166,667 subscription receipts (the “Continental Gold Financing Subscription Receipts”) at a price of CDN $1.50 per Continental Gold Financing Subscription Receipt for gross proceeds of CDN $28,750,000. Each Continental Gold Financing Subscription Receipt shall be deemed to be exchanged, without payment of any additional consideration and subject to adjustment, for one unit (each a "Continental Gold Financing Unit") at the Effective Time. Each Continental Gold Financing Unit will consist of one Amalco Share and one-half of one Amalco Financing Warrant. Upon the closing of the Continental Gold Financing, the gross proceeds of the Continental Gold Financing will be deposited in escrow (the "Escrowed Funds"). The Escrowed Funds will be released from escrow to Continental Gold after deducting the Agent’s commission and an advisory fee equal to a total of 7% of the aggregate gross proceeds immediately prior to the Effective Time. In the event that the Amalgamation does not occur on or before April 30, 2010, the Escrowed Funds, plus any accrued interest earned thereon, shall be returned pro rata to each holder of the Continental Gold Financing Subscription Receipts in exchange for the Continental Gold Financing Subscription Receipts held by such holder.

“Continental Gold Financing Compensation Options”	means the compensation options held by the Agent and an advisor pursuant to the Continental Gold Financing which will be exchanged for Amalco Financing Compensation Options at the Effective Time.

"Continental Gold Meeting"	means the annual general meeting of the Continental Gold Shareholders, to be held on March 22, 2010 at 9:30 a.m. (Bermuda time) at Milner House, 18 Parliament Street, Hamilton HM FX, Bermuda.

"Continental Gold Shareholder"	means a holder of Continental Gold Shares.

"Continental Gold Shares"	means common shares in the capital of Continental Gold.

"Continental Gold Stock Options"	means management incentive stock options issued by Continental Gold pursuant to the Continental Gold stock option plan.

“Continental Gold Warrants”	means common share purchase warrants entitling the holder thereof to acquire Continental Gold Shares upon exercise thereof. Each whole Continental Gold Warrant entitles the holder to acquire one (1) Continental Gold Share at any time for a period of two years from the date Continental Gold or its successor is listed on a recognized stock exchange at a price allocated to the Continental Gold Shares in the financing that is concurrent with or most recent to such listing.

"Continuance"	means the continuance of Cronus Resources from the Province of Ontario to Bermuda.

"Continuance Resolution"	means the special resolution of Cronus Resources Shareholders approving the Continuance to be voted on at the Cronus Resources Meeting in the form set forth in Schedule "A" to this Information Circular.

"Control Person"	means any Person or company that holds or is one of a combination of Persons or companies that hold (i) a sufficient number of securities of an issuer so as to affect materially the control of that issuer, or (ii) more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer.

"CRM" or "Certified Reference Material"	means samples of known grades used to test sample preparation and assay techniques.

"Cronus Resources"	means Cronus Resources Ltd., a company continued under the laws of the Province of Ontario.

"Cronus Resources Meeting"	means the special meeting of the Cronus Resources Shareholders to be held on March 22, 2010 at 9:00 a.m. (Toronto time) at Suite 1200, 95 Wellington Street West, Toronto, Ontario M5J 2Z9.

"Cronus Resources	means a holder of Cronus Resources Shares.
Shareholder"

"Cronus Resources Shares"	means common shares in the capital of Cronus Resources.

"Cronus Resources Stock Options"	means management incentive stock options issued by Cronus Resources pursuant to the Cronus stock option plan.

“Cronus Resources Warrants”	means common share purchase warrants entitling the holder thereof to acquire Cronus Resources Shares upon exercise thereof as follows:

Number of Warrants	Exercise Price	Expiry Date
1,426,250	Cdn. $0.88	August 10, 2010
25,000	Cdn. $0.88	August 16, 2010
337,500	Cdn. $0.15	February 5, 2011
1,305,000	Cdn. $0.15	April 21, 2011
437,500	Cdn. $0.40	July 27, 2011
922,500	Cdn. $0.40	August 5, 2011
Total: 4,453,750

“Depositary”	means Olympia Transfer Services Inc.

“Dissent Notice”	means a written objection to the Amalgamation Resolution and/or the Continuance Resolution made by a registered Cronus Resources Shareholder in accordance with the dissent procedure set forth in Section 185 of the Ontario Act.

"Dissenting Shareholders"	means the Shareholders who validly exercise the rights of dissent provided to them pursuant to the Ontario Act in the case of Cronus Resources or the Bermuda Act in the case of Continental Gold.

"Effective Date"	such date as Cronus Resources and Continental Gold may mutually agree upon for the Amalgamation to become effective, subject to the approval of applicable regulatory authorities, provided, however, that such date shall be no later than April 30, 2010.

“Effective Time”	means 12:01 a.m. (Toronto time) on the Effective Date.

"Escrow Agreement"	means the escrow agreement to be entered into among Olympia Transfer Services Inc., as escrow agent, Amalco and certain of the shareholders of Continental Gold in compliance with the requirements of the TSX Company Manual.

“Grupo”	means Grupo de Bullet S.A., a corporation incorporated under the laws of Panama and controlled by Robert W. Allen, the promoter, controlling shareholder and the Chairman, President, Chief Executive Officer and a director of Continental Gold.

“Grupo Transactions”	means the transactions completed on December 31, 2008 pursuant to which, collectively, (i) Continental Gold purchased a mining plant and equipment from Grupo, and (ii) Continental Gold assigned accounts payable to Grupo, as further discussed herein.

“Handbook”	means the Handbook of the Canadian Institute of Chartered Accountants.

"Information Circular"	means this joint management proxy circular prepared in connection with the Cronus Resources Meeting and the Continental Gold Meeting including all appendices hereto.

“Informed Person”	“informed person” means:

i.	a director or executive officer of a reporting issuer;

ii.	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

iii.

any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

iv.	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

"Insider"	in relation to an issuer means: (i) a director or senior officer of the issuer; (ii) a director or senior officer of a company that is an Insider or subsidiary of the issuer; (iii) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or (iv) the issuer itself if it holds any of its own securities.

"Instrument of Proxy"	means the instrument of proxy accompanying this Information Circular for use by Cronus Resources Shareholders and Continental Gold Shareholders in connection with their respective meeting.

"Letter of Transmittal"	means the letter of transmittal to be used by the Shareholders to exchange their shares for Amalco Shares.

“NI 43-101”	means National Instrument 43-101 – Standard of Disclosure for Mineral Projects adopted by Canadian Securities Administrators.

"Notices of Meeting"	means the notice of meeting distributed to Cronus Resources Shareholders in connection with the Cronus Resources Meeting and the notice of meeting distributed to Continental Gold Shareholders in connection with the Continental Gold Meeting.

"Ontario Act"	means the Business Corporations Act (Ontario), as amended from time to time, and including any regulations promulgated thereunder.

“Ontario Court”	means the Ontario Superior Court of Justice.

"Person"	includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity.

"Pre-Amalgamation Agreement"	means the pre-amalgamation agreement dated as of November 9, 2009 between Cronus Resources and Continental Gold, pursuant to which Cronus Resources and Continental Gold have agreed to the terms of the Amalgamation.

"Professional Person"	means a person whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister and solicitor, a public accountant, an appraiser, an auditor, an engineer and a geologist.

"Promoter"	shall have the meaning ascribed thereto in the Securities Act (Ontario).

"QAQC"	means quality assurance and quality control.

"Record Date"	means January 25, 2010 in the case of the Cronus Resources Meeting, and means January 25, 2010 in the case of the Continental Gold Meeting.

"Registrar"	means the Registrar of Companies in Bermuda.

"Resulting Issuer"	means Amalco as it is constituted upon completion of the Amalgamation.

"Shareholders"	means, collectively, the Cronus Resources Shareholders and the Continental Gold Shareholders.

“Snowden”	means Snowden Mining Industry Consultants Limited, an independent firm of consulting geologists and engineers.

“Snowden Buriticá Report”	means the technical report dated November 2009, entitled “Continental Gold Limited: Buriticá Gold Project – Geological and Exploration Review – November 2009” authored by Mr. C. J. Bargmann, C. Geol., Principal Consultant, and EurGeol Dr. S.C. Dominy, C. Geol. CP, General Manager (London) and Executive Consultant for Snowden, which has been completed in accordance with the terms of NI 43-101.

"Stock Option Plan"	means the incentive stock option plan which will be adopted by Amalco upon approval of the Stock Option Plan Resolution by Cronus Resources and Continental Gold which plan is set forth in Schedule "G" hereto.

"Stock Option Plan Resolution"	means the ordinary resolution of disinterested Shareholders approving the Stock Option Plan to be voted on at the Cronus Resources Meeting and the Continental Gold Meeting provided that the Amalgamation Resolution is approved by Shareholders at their respective meetings.

“TSX”	means the Toronto Stock Exchange Inc.

“TSXV”	means the TSX Venture Exchange Inc.

GLOSSARY OF TECHNICAL TERMS

“Assay”	means to test ores or minerals by chemical or other methods for the purpose of determining the amount of valuable metals contained.

“Ag”	means silver.

“Au”	means gold.

“Base Metal”	means a classification of metals usually considered to be of low value and higher chemical activity when compared with the precious metals (gold, silver, platinum, etc.). This nonspecific term generally refers to the high-volume, low-value metals copper, lead, tin, and zinc.

“Breccia”	means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

“CIM”	means the Canadian Institute of Mining, Metallurgy and Petroleum.

“CIM Standards”	means the Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000, as those definitions may be amended from time to time by the CIM.

“Claim”	means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

“Concentrates”	means the clean product of ore or metal separated from its containing rock or earth by froth flotation or other methods of mineral separation.

“Concentrator”	means a plant where ore is separated into values (concentrates) and rejects (tails).

“Concession”	means a grant or lease of a tract of land made by a government or other controlling authority in return for stipulated services or a promise that the land will be used for a specific purpose.

“Cu”	means copper.

“Diamond Core”	means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimeters or more in diameter.

“Deposit”	means an informal term for an accumulation of mineral ores.

“Exploration Stage”	means a prospect that is not yet in either the development or production stage.

“Feasibility Study”	means an engineering study designed to define the technical, economic, and legal viability of a mining project with a high degree of reliability.

“Formation”	means a distinct layer of sedimentary rock of similar composition.

“Grade”	means the metal content of ore, usually expressed in troy ounces per ton (2,000 pounds) or in grams per ton or metric tons which contain 2,204.6 pounds or 1,000 kilograms.

“g/t”	means grams tonne.

“kg”	means kilogram.

“km”	means kilometer.

“lb”	means one pound and is equal to 454 g.

“m”	means metre.

“Mineral Reserve”	means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of the reporting, that economic extraction can be justified. A Mineral Reserve includes allowances for dilution and losses that may occur when material is mined.

“Mineral Resource”	means mineralization in such a form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Mineralization”	means the concentration of metals within a body of rock.

“Mining”	means the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

“Moz”	means million of ounces.

“Net Smelter Return Royalty”	means a defined percentage of the gross revenue from a resource extraction operation, less a proportionate share or transportation, insurance, and processing costs.

“Open Pit”	means a mine working or excavation open to the surface.

“Ore”	means material containing minerals that can be economically extracted.

“Outcrop”	means that part of a geologic formation or structure that appears at the surface of the earth.

“Oxide”	means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

“oz”	means ounce.

“Pb”	means lead.

“Precious Metal”	means any of several relatively scarce and valuable metals, such as gold, silver, and the platinum-group metals.

“Production Stage”	means a project that is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

“Reclamation”	means the process of returning land to another use after mining is completed.

“Recovery”	means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

“Reserves”	means that part of a mineral deposit that could be economically and legally extracted or produced at the time of reserve determination.

“Sampling”	means selecting a fractional, but representative, part of a mineral deposit for analysis.

“Sediment”	means solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth’s surface at ordinary temperatures in a loose, unconsolidated form.

“Sedimentary”	means formed by the deposition of sediment.

“SFA”	means screen fire assay.

“Sulfide”	means a compound of sulfur and some other element.

“t” or “tonne”	is a measure of weight equal to 1,000 kg or 2,204 lbs.

“tpd”	means tonnes per day.

“Tertiary”	means the first period of the Cenozoic Era (after the Cretaceous of the Mesozoic Era and before the Quaternary), thought to have covered the span of time between 65 million years and 3 to 2 million years ago.

“Vein”	means a fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

“Waste”	means rock lacking sufficient grade and/or other characteristics of ore.

“Zn”	means zinc.

SPECIAL NOTE REGARDING FORWARD LOOKING INFORMATION

This Information Circular contains certain forward looking information. Words such as “may”, “would”, “could”, “will”, “expects”, “anticipates”, “believes”, variations of such words and similar expressions are intended to identify such forward looking information. Specifically, and without limiting the generality of the foregoing, all information included in this Information Circular that addresses activities, events or developments that Cronus Resources, Continental Gold or Amalco (expects or anticipates will or may occur in the future, including, but not limited to, such things as future capital (including the amount and nature thereof), projects under development, goals, objectives, plans and references to the future success of such entities is forward looking information, including, without limitation, such information contained under the headings of this Information Circular. Actual results could differ materially from those expressed or implied by such forward looking information as a result of certain factors, including those described in “Part IV – Information Relating To Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer” in this Information Circular; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by these entities; changes in laws or regulations; and other factors, many of which are beyond the control of these entities.

Readers are cautioned not to place undue reliance on forward looking information contained in this Information Circular, which reflects the analysis of the management of Cronus Resources, Continental Gold and Amalco, as appropriate, only as of the date of this Information Circular. There can be no assurance that the actual results or developments anticipated by Cronus Resources, Continental Gold or Amalco will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Cronus Resources, Continental Gold or Amalco or any of the business or operations of such entities. Cronus Resources, Continental Gold and Amalco do not intend, and do not assume any obligation, to update such forward looking information.

MARKET AND INDUSTRY DATA

This Information Circular includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by Cronus Resources and Continental Gold management on the basis of their knowledge of and experience in the mining industry (including management’s estimates and assumptions relating to such industry based on that knowledge). The knowledge of management of Cronus Resources and Continental Gold of such industry has been developed through their experience and participation in such industry. Although management of Cronus Resources and Continental Gold believe such information to be reliable, neither Cronus Resources and Continental Gold nor their management have independently verified any of the data from third party sources referred to in this Information Circular or ascertained the underlying economic assumptions relied upon by such sources. References in this Information Circular to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this Information Circular.

NOTE TO U.S. RESIDENTS

This Information Circular involves the securities of issuers which are organized outside of the United States. This Information Circular is subject to the disclosure requirements of Canada, which are different from those of the United States. The Amalco Shares to be issued to holders of Continental Gold Shares and Cronus Resources Shares in connection with the Amalgamation, have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and are being issued to United States Shareholders in reliance on the exemption from registration set forth in Rule 802 thereof. This Information Statement is not subject to the requirements of section 14(a) of the United States Securities Exchange Act of 1934, as amended. The Amalco Shares will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in this Information Statement are made in the United States in accordance with Canadian corporate and securities laws, and have been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act.

The Amalco Shares to be issued to United States holders of Cronus Resources Shares and Continental Gold Shares pursuant to the Amalgamation will not be registered under the U.S. Securities Act, and such securities will be freely tradeable in the United States under applicable United States securities laws except for (i) any Amalco Shares acquired by affiliates of Cronus Resources or Continental Gold and (ii) Amalco Shares that are issued with respect to Cronus Resources Shares or Continental Gold Shares that are deemed "restricted securities" under Rule 144 of the U.S. Securities Act, which in each case may be resold in the United States only in accordance with Rule 144 under the U.S. Securities Act. Resales may also be made in Canada in accordance with Regulation S under the U.S. Securities Act.

Information concerning the properties and operations of Continental Gold and Cronus Resources has been prepared in accordance with Canadian disclosure standards under applicable Canadian Securities Laws, which are not comparable in all respects to United States disclosure standards. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Information Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under the standards of the United States Securities and Exchange Commission. As such, certain information contained or incorporated by reference in this Information Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of Measured, Indicated or Inferred Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

All financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. As a result, the financial statements included and incorporated by reference herein have not been reconciled to U.S. generally accepted accounting principles as may otherwise be necessary under registration statement requirements of the U.S. Securities Act.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Continental Gold and Cronus Resources were each created under laws other than the laws of the United States, that some or all of the officers and directors of each are residents of Canada, that some or all of the experts named in this Information Statement, or incorporated by reference therein, are residents of Canada and that all or a substantial portion of the assets of Continental Gold and Cronus Resources and of such persons are located outside the United States. You may not be able to sue a Canadian issuer or its officers or directors in a Canadian court for violations of the U.S. securities laws. It may be difficult to compel a Canadian issuer and its affiliates to subject themselves to a U.S. court’s judgment.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Continental Gold and Cronus Resources.

THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CURRENCY

All dollar amounts set forth in this Information Circular are expressed in United States dollars unless otherwise specified. The following table sets forth (a) the rates of exchange for one U.S. dollar, expressed in Canadian dollars in effect at the end of each of the periods noted and (b) the average rates of exchange for such periods, based on the Bank of Canada average noon rates of exchange for the rates at the end of each of the periods, and the Bank of Canada average rates for such periods.

Year Ended December 31	Average ($)	End of Period ($)
2009	$1.1420	$1.0466
2008	$1.0660	$1.2246
2007	$1.0748	$0.9881
2006	$1.1341	$1.1653

On February 17, 2010, the noon rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = CDN$1.0455.

SUMMARY

The following is a summary of information relating to Cronus Resources, Continental Gold and the Resulting Issuer (assuming completion of the Amalgamation) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular. This summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Information Circular and the Schedules attached hereto, which information is specifically incorporated by reference into and forms an integral part of this Information Circular. Reference is made to the Glossary of Terms for the definitions of certain abbreviations and capitalized terms used in this Information Circular and in this summary.

The Meetings

The Cronus Resources Meeting will be held at Suite 1200, 95 Wellington Street West, Toronto, Ontario M5J 2Z9 on the 22nd day of March, 2010, at 9:00 a.m. (Toronto time) for the purpose of: (i) considering for approval as special business, the Continuance Resolution and if the Continuance Resolution is passed, the Amalgamation Resolution (including the election of the directors and appointment of auditors contemplated therein) and, if the Continuance Resolution and the Amalgamation Resolution are passed, the Stock Option Plan Resolution (in the event that the Amalgamation Resolution is approved); or, (ii) alternatively, in the event that the Continuance and the Amalgamation Resolution are not approved, for the purpose of transacting such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Continental Gold Meeting will be held at Milner House, 18 Parliament Street, Hamilton HM FX, Bermuda on the 22nd day of March, 2010, at 9:30 a.m. (Bermuda time) for the purpose of: (i) receiving audited financial statements and considering for approval as annual business electing the directors of Continental Gold for the upcoming year, and appointing auditors of Continental Gold for the upcoming year at a remuneration to be fixed by the directors; and, (ii) considering for approval as special business the approval of the Amalgamation Resolution and, if the Amalgamation is approved, the adoption of new bye-laws and Stock Option Plan Resolution.

In order for the Continuance and the Amalgamation to be implemented, the Continuance Resolution must be passed by two-thirds (2/3) of the votes cast at the Cronus Resources Meeting by the Cronus Resources Shareholders, the Amalgamation Resolution must be passed by two-thirds (2/3) of the votes cast at the Cronus Resources Meeting by the Cronus Resources Shareholders, the Amalgamation Resolution must be passed by three-quarters (3/4) of the votes cast at the Continental Gold Meeting by the Continental Gold Shareholders, the adoption of the new bye-laws must be passed by a majority of the votes cast at the Continental Gold Meeting, and the Stock Option Plan Resolution must be passed by a majority of the votes cast at each of the Cronus Resources Meeting and the Continental Gold Meeting by the disinterested Shareholders.

Cronus Resources

Cronus Resources is a junior public company continued under the laws of the Province of Ontario by articles of continuance dated November 23, 2009. Cronus Resources has been engaged in the exploration of a large land package surrounding the historical high-grade San Juan Gold/Silver Mine in Baja, Mexico. Cronus Resources has determined to expand the nature of its undertaking in the mineral resources sector pursuant to the terms of the Amalgamation. See “Part III – Information Concerning Cronus Resources”.

Continental Gold

Continental Gold is a private company that was incorporated pursuant to the laws of Bermuda on April 26, 2007. Continental Gold is engaged in the business of mineral exploration in Colombia, South America. Continental Gold currently holds rights to explore and develop nine precious and base metal exploration properties in Colombia totalling approximately 200,000 hectares. Continental Gold’s principal focus is on the Buriticá Project. Continental Gold wishes to amalgamate with Cronus Resources, a company that is recognized as a "reporting issuer" under the provisions of Canadian securities laws in order to complete a going public transaction pursuant to the terms of the Amalgamation. See “Part IV – Information Concerning Continental Gold”.

Summary of the Continuance

By continuing Cronus Resources under the Bermuda Act, Cronus Resources will reside in the same jurisdiction as Continental Gold, which will facilitate the Amalgamation. The Continuance is subject to the approval of Cronus Resources Shareholders and receipt of requisite regulatory consents. For more information concerning the Continuance, see "Part II – Matters To Be Acted Upon At The Meetings – The Continuance".

Continental Gold Financing

Continental Gold completed the Continental Gold Financing consisting of the sale of 19,166,667 Continental Gold Financing Subscription Receipts at a price of CDN $1.50 per Continental Gold Financing Subscription Receipt for gross proceeds of CDN $28,750,000.

Each Continental Gold Financing Subscription Receipt shall be deemed to be exchanged, without payment of any additional consideration and subject to adjustment, for one Continental Gold Financing Unit at the Effective Time. Each Continental Gold Financing Unit will consist of one Amalco Share and one-half of one Amalco Financing Warrant. Upon the closing of the Continental Gold Financing, the gross proceeds of the Continental Gold Financing were deposited in escrow and constituted the Escrowed Funds. The Escrowed Funds will be released from escrow to Continental Gold after deducting the Agent’s commission and an advisory fee equal to a total of 7% of the aggregate gross proceeds immediately prior to the Effective Time. In the event that the Amalgamation does not occur on or before April 30, 2010, the Escrowed Funds, plus any accrued interest earned thereon, shall be returned pro rata to each holder of the Continental Gold Financing Subscription Receipts in exchange for the Continental Gold Financing Subscription Receipts held by such holder.

The Agent received the Continental Gold Financing Compensation Options to be exchanged at the Effective Time for Amalco Financing Compensation Options entitling the Agent to subscribe for that number of Continental Gold Financing Units of Continental Gold as is equal to 7.0% of the total number of Continental Gold Financing Subscription Receipts sold pursuant to the Continental Gold Financing. Each Amalco Financing Compensation Option will be exercisable to acquire one Continental Gold Financing Unit at CDN $1.50 for a period of one year from the Effective Time.

The proceeds of the Continental Gold Financing will be applied to property exploration and working capital. See “Part V – Information Relating to the Resulting Issuer – Available Funds and Principal Purposes”.

Summary of the Amalgamation

Pursuant to the Pre-Amalgamation Agreement, Cronus Resources and Continental Gold have agreed to complete an arm's-length business combination by way of statutory amalgamation, pursuant to which Cronus Resources and Continental Gold will amalgamate to form Amalco, a continuing company under the Bermuda Act to be called "Continental Gold Limited".

The Amalgamation will be effected in accordance with the terms of the Pre-Amalgamation Agreement. The number of Amalco Shares that each shareholder of Cronus Resources and Continental Gold will receive upon completion of the Amalgamation has been negotiated and agreed to on an arm's-length basis and is specifically set out in the Pre-Amalgamation Agreement. As at the date of this Information Circular, Cronus Resources has 15,321,274 Cronus Resources Shares, 4,453,750 Cronus Resources Warrants and 943,750 Cronus Stock Options issued and outstanding, and Continental Gold has 117,332,400 Continental Gold Shares, 21,166,200 Continental Gold Warrants and 5,700,000 Continental Gold Stock Options issued and outstanding. In addition, Continental Gold completed the Continental Gold Financing pursuant to which Continental Gold issued 19,166,667 Continental Gold Financing Subscription Receipts at the price of CDN $1.50 per Continental Gold Subscription Receipt for gross proceeds of CDN $28,750,000. Pursuant to the terms of the Pre-Amalgamation Agreement:

i.

each Cronus Resources Shareholder will exchange their Cronus Resources Shares for Amalco Shares on the basis of one (1) Amalco Share for every 2.35712 Cronus Resources Shares, resulting in 6,499,998 Amalco Shares being issued to Cronus Resources Shareholders;

ii.

each holder of Cronus Resources Warrants will exchange their Cronus Resources Warrants on the basis of one (1) Amalco Warrant for every 2.35712 Cronus Resources Warrants, resulting in 1,889,488 Amalco Warrants being issued to holders of Cronus Resources Warrants with a corresponding adjustment to the exercise price;

iii.

each holder of Cronus Resources Stock Options will exchange their Cronus Resources Stock Options on the basis of one (1) Amalco Stock Option for every 2.35712 Cronus Resources Stock Options, resulting in 400,382 Amalco Stock Options being issued to holders of Cronus Resources Stock Options with a corresponding adjustment to the exercise price;

iv.

each Continental Gold Shareholder will exchange their Continental Gold Shares for Amalco Shares on the basis of one (1) Amalco Share for every 2.69730 Continental Gold Shares, resulting in 43,499,945 Amalco Shares being issued to Continental Gold Shareholders;

v.

each holder of Continental Gold Warrants will exchange their Continental Gold Warrants on the basis of one (1) Amalco Warrant for every 2.69730 Continental Gold Warrants, resulting in 7,847,181 Amalco Warrants being issued to holders of Continental Gold Warrants with a corresponding adjustment to the exercise price;

vi.

each holder of Continental Gold Stock Options will exchange their Continental Gold Stock Options on the basis of one (1) Amalco Stock Option for every 2.69730 Continental Gold Stock Options, resulting in 2,113,225 Amalco Stock Options being issued to holders of Continental Gold Stock Options with a corresponding adjustment to the exercise price;

vii.

each holder of Continental Gold Convertible Debentures will ultimately automatically convert the Continental Gold Convertible Debentures on the basis of one (1) Amalco Share and one (1) Amalco Debenture Warrant for each CDN $1.50 principal amount of Continental Gold Convertible Debentures, resulting in 2,000,000 Amalco Shares and 2,000,000 Amalco Debenture Warrants being issued to holders of Continental Gold Convertible Debentures;

viii.

each holder of Continental Gold Financing Subscription Receipts will receive one (1) Amalco Share and one-half of one (1) Amalco Financing Warrant for each one (1) Continental Gold Subscription Receipt, resulting the in the issuance of 19,166,667 Amalco Shares and 9,583,334 Amalco Financing Warrants; and

ix.

each holder of one (1) Continental Gold Financing Compensation Option will receive one (1) Amalco Financing Compensation Option, resulting in the issuance of 1,341,667 Amalco Financing Compensation Options.

As a result, 71,166,610 Amalco Shares, 21,320,003 Amalco Warrants, 2,513,607 Amalco Stock Options and 1,341,667 Amalco Financing Compensation Options will be issued and outstanding upon Closing. The following table summarizes the distribution of Amalco Shares, Amalco Warrants and Amalco Stock Options that will be issued on completion of the Amalgamation.

	To Cronus Resources Securityholders	To Continental Gold Securityholders	To Holders of Continental Gold Convertible Debentures	To Holders of Continental Gold Financing Subscription Receipts	Total Amalco
Amalco Shares to be Issued (1)	6,499,998	43,499,945	2,000,000	19,166,667	71,166,610
Amalco Warrants (1)	1,889,488	7,847,181	2,000,000	9,583,334	21,320,003
Amalco Stock Options (1)	400,382	2,113,225	n/a	n/a	2,513,607
Amalco Financing Compensation Options (1)	n/a	n/a	n/a	n/a	1,341,667
Percentage of Amalco Shares Issued	9.1%	61.1%	2.8%	27.0%	100.0%

	To Cronus Resources Securityholders	To Continental Gold Securityholders	To Holders of Continental Gold Convertible Debentures	To Holders of Continental Gold Financing Subscription Receipts	Total Amalco
Share Exchange Ratio (Cronus Resources / Continental Gold:Amalco)	2.35712:1	2.69730:1	2.69730:1	n/a

Note:

(1)

Assuming completion of the Amalgamation with there being 15,321,274 Cronus Resources Shares, 4,453,750 Cronus Resources Warrants, 943,750 Cronus Resources Stock Options, 117,332,400 Continental Gold Shares, 21,166,200 Continental Gold Warrants, 5,700,000 Continental Gold Stock Options, CDN $3,000,000 principal amount of Continental Gold Convertible Debentures and 19,166,667 Continental Gold Financing Subscription Receipts, issued and outstanding prior to the Amalgamation.

The Pre-Amalgamation Agreement contains customary representations and warranties for transactions of this nature, including representations and warranties that Cronus Resources and Continental Gold are in compliance with all applicable laws and are otherwise legally capable of entering into the Pre-Amalgamation Agreement and completing the Amalgamation. The Pre-Amalgamation Agreement also sets out a number of conditions. See "Part II – Matters To Be Acted Upon At The Meetings – The Amalgamation – The Pre-Amalgamation Agreement – Conditions to the Amalgamation".

Rights of Dissent

Pursuant to the Ontario Act, registered holders of the Cronus Resources Shares have the right to dissent with respect to the Continuance and the Amalgamation. In order to exercise their right to dissent, a Shareholder must file a Dissent Notice to the Continuance Resolution and the Amalgamation Resolution with Cronus Resources at or prior to the Cronus Resources Meeting. Provided that the Continuance and Amalgamation becomes effective, each such Dissenting Shareholder will be entitled to be paid the fair market value of their Cronus Resources Shares on a pre-Amalgamation basis. See "Part II – Matters to be Acted Upon at the Meetings – The Amalgamation – Rights of Dissenting Shareholders" of this Information Circular.

Pursuant to the Bermuda Act, registered holders of the Continental Gold Shares have the right to dissent with respect to the Amalgamation. In order to exercise their right to dissent, a Shareholder must apply to the Bermuda Court within one month of giving notice of the Continental Gold Meeting. Provided that the Amalgamation becomes effective, each such Dissenting Shareholder will be entitled to be paid the fair value of their Continental Gold Shares as determined by the Bermuda Court. See "Part II – Matters to be Acted Upon at the Meetings – The Amalgamation – Rights of Dissenting Shareholders" of this Information Circular.

Board of Directors and Management

If the Amalgamation is successfully completed the parties intend that the board of directors of the Resulting Issuer will consist of:

Name	Principal Occupation
Robert W. Allen	Chairman, President & Chief Executive Officer of Continental Gold
James S. Felton	Business Consultant
Ari Sussman	Resource Executive
Jaime Gutiérrez	Resource Executive
Patrick Anderson	Resource Executive

If the Amalgamation is successfully completed, the parties intend that the officers of the Resulting Issuer will consist of Robert W. Allen (Chairman), Ari Sussman (President & CEO), Donald H. Christie (CFO), Peter B. Bolt (Vice President of Operations), Stuart A. Moller (Vice President of Exploration) and Gustavo J. Koch (Corporate Secretary).

Board Recommendations

The boards of directors of Cronus Resources and Continental Gold, having considered all factors that each has deemed to be necessary or desirable to be considered, recommend the approval of each of the matters to be considered at the Cronus Resources Meeting and the Continental Gold Meeting. See "Part II – Matters To Be Acted Upon At The Meetings – The Amalgamation".

Selected Pro-forma Financial Information

The pro-forma consolidated financial statements of Amalco are attached as Schedule "F" to this Information Circular. The pro-forma consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2009 and the twelve months ended December 31, 2008, and the pro-forma consolidated balance sheet as at September 30, 2009 have been prepared from the financial statements of Cronus Resources (see Schedule "D") and the financial statements of Continental Gold (see Schedule “E”). The pro-forma consolidated financial statements give effect to the proposed Amalgamation and to certain other transactions which are proposed or have occurred since September 30, 2009, as described below and in the notes to the pro-forma consolidated financial statements (Schedule “F”). The pro-forma consolidated financial statements and the notes thereto should be read in conjunction with the financial statements of Cronus Resources and Continental Gold, including the notes thereto, included at Schedules "D" and "E", respectively.

Pro-Forma Balance Sheet Data as at September 30, 2009

September 30, 2009 ($)
Current Assets	28,102,877
Current Liabilities	1,468,309
Working Capital	26,634,568
Total Assets	74,540,668
Shareholders` Equity	60,701,859

Statement of Loss and Comprehensive Loss – Nine Months Ended September 30, 2009 (unaudited), Twelve Months Ended December 31, 2008 (audited)

	Nine Months Ended September 30, 2009 ($)	Twelve Months Ended December 31, 2008 ($)
Expenses	2,631,834	3,026,552
Net (Loss)	(2,631,834)	(2,461,052)
Net (Loss) (Per Common Share)	(0.04)	(0.04)
Net (Loss) (Per Common Share, Fully Diluted)	(0.04)	(0.04)

Notes:	Net loss per share on a fully diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti- dilutive. All per share amounts have been retroactively restated to reflect the share changes that have taken place during the year.

Stock Exchange Listing and Approval

The Cronus Resources Shares are currently listed on the TSXV and trade under the symbol “CZR”. Cronus Resources has applied to the TSXV for approval of the Amalgamation and to the TSX for the listing of the Amalco Shares on the TSX upon completion of the Amalgamation and, as such, it must meet all of the original listing requirements of the TSX. At the time of the mailing of this Information Circular, the TSX has not provided any such approval, nor has it made any determination based on the information available to it at the time of the mailing of this Information Circular as to whether Amalco will satisfy the TSX’s original listing requirements. If Amalco does not meet the original listing requirements of the TSX, the Amalco Shares will not be listed on the TSX and therefore will continue to trade on the TSXV, subject to the approval of the TSXV.

Market Price

Trading of the Cronus Resources Shares was halted on October 9, 2009 pending the announcement of the proposed Amalgamation. On October 6, 2009, the last day on which the Cronus Resources Shares traded prior to the halt, the closing price of the Cronus Resources Shares on the TSXV was CDN $0.62. See “Part III - Information Concerning Cronus Resources – Price Range and Trading Volume”.

No public market exists for the Continental Gold Shares.
Interest of Insiders, Promoters or Control Persons

Except as otherwise noted herein, no Insider, promoter or Control Person of Cronus Resources or its Associates and Affiliates (before giving effect to the Amalgamation) have any interest in the Amalgamation.

Arm’s Length Transaction

The Amalgamation constitutes an arm’s length transaction.

Available Funds

Upon closing of the Amalgamation, the Resulting Issuer will have approximately $24.0 million of funds available to it. The Resulting Issuer will use the available funds for mineral exploration and for working capital. However, management may reallocate available funds for sound business reasons.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Resulting Issuer will be subject in connection with the operations of the Resulting Issuer. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation, with a view to potential acquisition of interests in businesses and corporations on their own behalf and on behalf of other corporations, and situations may arise where the directors and officers will be in direct competition with the Resulting Issuer. Conflicts, if any, will be subject to the procedures and remedies under the Bermuda Act.

After the completion of the Amalgamation, Bulletco and related entities will hold at least 47.3% of the outstanding Amalco Shares. Accordingly, Bulletco will retain control of Amalco. Robert W. Allen controls Bulletco and he will be a director and officer of Amalco and will have interests in certain material contracts with Amalco. By virtue of its status as the controlling shareholder of Amalco, there exists the possibility for Bulletco to be in a position of conflict with Amalco. In general, the interests of Bulletco and Amalco will be aligned to maximize the value of the Colombia Projects and, thereby, maximize the value of Amalco. Should conflicts arise, upon completion of the Amalgamation the conduct of Bulletco will be subject to Canadian securities and applicable corporate legislation concerning related party transactions and shareholder rights and remedies. In addition, the majority of directors of Amalco who are independent of Bulletco will be responsible to act in the best interests of Amalco as noted above. Moreover, Bulletco is limited in its ability to sell the Continental Gold Shares it owns pursuant to the terms of the Escrow Agreement. See “Part IV – Information Concerning the Resulting Issuer - Escrowed Securities”.

Interest of Experts and Consultants

No person or company who is named as having prepared or certified a part of the Information Circular or prepared or certified a report or valuation described or included in the Information Circular has, or will have upon completion of the Amalgamation, any direct or indirect interest in the Resulting Issuer.

Sponsorship and Agent Relationship

In connection with Amalco’s application to have the Amalco Shares listed on the TSX, Amalco will seek to rely on an exemption from the TSX sponsorship requirements on the basis that the Agents are TSX “participating organizations” and will act as agents in connection with the Continental Gold Financing forming part of the Amalgamation.

The Agent has been retained to complete the Continental Gold Financing. The Agent is arm’s length to Amalco and does not own any securities of either Continental Gold or Cronus Resources.

The Agent and an advisor will receive Amalco Financing Compensation Options at the Effective Time entitling the Agent and the advisor to subscribe for that number of Continental Gold Financing Units of the Company as is equal to a total of 7% of the aggregate number of Continental Gold Financing Subscription Receipts sold pursuant to the Continental Gold Financing. Each Amalco Financing Compensation Option will be exercisable to acquire one Continental Gold Financing Unit at a price of $1.50 for a period of one year from the Effective Time. The Agent and an advisor will also receive a cash commission equal to a total of 7% of the aggregate gross proceeds of the Continental Gold Financing immediately prior to the Effective Time.

Risk Factors

If the Amalgamation is completed, the Resulting Issuer will be engaged in mineral exploration in Colombia. There are a variety of risks associated with the mineral exploration industry and additional risks associated with mineral exploration activities in foreign countries. Such risk factors are more particularly described in this Information Circular under the heading "Part IV – Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer" and may be summarized as follows:

  Resource exploration and development is a speculative business and involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

  Continental Gold’s principal mineral properties are located in Colombia. Operations in Colombia are subject to risk due to the potential for social, political, economic, legal and fiscal instability. The government in Colombia faces ongoing problems of inflation, unemployment and inequitable income distribution.

  Currently there are no restrictions on the repatriation from Colombia of earnings to foreign entities and Colombia has never imposed such restrictions. However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future.

  Continental Gold has no history of generating revenue or profits. There can be no assurance that it will generate profits in the future.

  Continental Gold has sufficient financial resources to undertake all of its currently planned exploration programs but will require additional funds to fund further exploration and other acquisitions.

  The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of same or that mineral prices will be such that Continental Gold’s properties can be mined at a profit.

  Continental Gold is not the registered holder of all of the licences or concessions that comprise the Colombia Projects. Some of the licences and concessions that comprise the Colombia Projects are registered in the names of certain entities controlled by Bulletco.

  In the course of exploration of mineral properties, certain detrimental events and, in particular, unexpected or unusual geological conditions including rock burst, cave-ins, fires, flooding, and earthquakes may occur. It is not always possible to fully insure against such risks and Continental Gold may decide not to take out insurance against such risks as a result of high premiums or for other reasons.

  All phases of Continental Gold’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.

  Continental Gold will compete with other exploration companies which have greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

  A number of Non-Governmental Organizations (“NGO’s) are becoming increasingly active in Colombia as the security and safety in Colombia increases. These organizations may create or inflame public unrest and anti- mining sentiment among the inhabitants in areas of mineral development.

  Certain directors and officers of Continental Gold are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Bulletco and affiliated entities are the controlling shareholder of Continental Gold. Robert W. Allen controls Bulletco and Grupo and Mr. Allen is a director of Continental Gold and has interests in certain material contracts with Continental Gold.

  Continental Gold’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees, namely Peter B. Bolt (Vice-President of Operations), Donald H. Christie (Chief Financial Officer), Stuart A. Moller (Vice-President of Exploration) and Gustavo J. Koch (Corporate Secretary). Loss of any of these people could have a material adverse effect on Continental Gold. Continental Gold does not have key man insurance in place with respect to any of these individuals.

  Several of the directors and officers of Continental Gold reside outside of Canada. Substantially all of the assets of these persons, and Continental Gold, are located outside of Canada. As a result, it may not be possible for investors to effect services of process within Canada upon the directors or officers named above. It may also not be possible to enforce against certain of Continental Gold’s directors and officers, and certain experts named herein, as judgments obtained in Canadian courts predicated upon civil liability provisions of application securities laws in Canada.

  Continental Gold’s current and proposed exploration operations in Colombia render it subject to foreign currency fluctuations, which may materially affect its financial position and results.

  Continental Gold has compiled technical data in respect of the Colombia Projects, much of which was not prepared by Continental Gold. While the data represents a useful resource for Continental Gold, much of it must be verified by Continental Gold before being relied upon in formulating exploration programs.

  Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.

  The mining, processing, development and mineral exploration activities of Continental Gold are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.

  Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.

  No dividends on the Continental Gold Shares have been paid by Continental Gold to date. Payment of any future dividends will be at the discretion of Continental Gold's board of directors after taking into account many factors, including Continental Gold's operating results, financial condition and current and anticipated cash needs.

  Sales of a large number of Amalco Shares in the public markets, or the potential for such sales, could decrease the trading price of the Amalco Shares.

  After the completion of the Amalgamation, Bulletco and related entities will hold at least 47.3% of the outstanding Amalco Shares. Accordingly, Bulletco will retain control of Amalco.

  Amalco intends to allocate the available funds as described under “Part V – Information Concerning the Resulting Issuer – Available Funds and Principal Purposes” in this Information Circular. However, management will have the discretion in the actual application of the available funds, and may elect to allocate such funds differently from that described therein.

  Continental Gold was incorporated under the Bermuda Act, and is thereby subject to the laws of Bermuda which need to be considered in assessing the operations of Continental Gold.

Other Matters to be Approved at the Meetings - Approval of the Stock Option Plan

The boards of directors of Cronus Resources and Continental Gold have approved the Stock Option Plan. Provided that the Amalgamation Resolution receives requisite approval of the Shareholders, Shareholders will be asked at the Cronus Resources Meeting and the Continental Gold Meeting to approve the Stock Option Plan which will serve as the stock option plan for Amalco. See "Part II – Matters to be Acted Upon at the Meetings – Stock Option Plan".

Income Tax Considerations

In determining whether or not to vote in favour of the Amalgamation, shareholders of Cronus Resources should carefully consider the information set forth in “Part II – Matters to be Acted Upon at the Meetings– Canadian Income Tax Considerations”.

Resale of Amalco Shares

If the Amalgamation is completed, holders of Cronus Resources Shares and Continental Gold Shares resident in each of the provinces and territories of Canada will receive Amalco Shares pursuant to the Amalgamation which may be resold free of prospectus requirements and statutory hold periods in certain circumstances. See "Part II –Matters to be Acted Upon at the Meetings – Resale of Amalco Shares".

Accompanying Documents

These Notices of Meeting and Information Circular are accompanied by several schedules that are incorporated by reference into, form an integral part of, and should be read in conjunction with this Information Circular. It is recommended that Cronus Resources Shareholders and Continental Gold Shareholders read the Notices of Meeting, the Information Circular and the attached schedules in their entirety.

PART I – GENERAL INFORMATION IN RESPECT OF THE MEETINGS

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cronus Resources for use at the Cronus Resources Meeting to be held on the 22nd day of March, 2010 at 9:00 a.m. (Toronto time) at Suite 1200, 95 Wellington Street West, Toronto, Ontario M5J 2Z9, and at any adjournment(s) thereof, and the management of Continental Gold for use at the Continental Gold Meeting to be held on the 22nd day of March, 2010 at 9:30 a.m. (Bermuda time) at Milner House, 18 Parliament Street, Hamilton HM FX, Bermuda, and at any adjournment(s) thereof, for the purposes set forth in the accompanying Notices of Meeting. Proxies will be solicited by mail and may also be solicited personally or by telephone or facsimile by the directors or officers of Cronus Resources and Continental Gold, who will not be specifically remunerated therefore. The cost of solicitation by management of Cronus Resources and Continental Gold will be borne by Cronus Resources and Continental Gold, respectively.

Cronus Resources and Continental Gold may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting securities of Cronus Resources and Continental Gold (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notices of Meeting and Instruments of Proxy to the beneficial owners of such securities. Cronus Resources and Continental Gold will provide, without cost to such persons, upon request to Cronus Resources and Continental Gold, additional copies of the foregoing documents required for this purpose

APPOINTMENT AND REVOCATION OF PROXIES

Ari Sussman and John Ross (the management designees named in the accompanying Instrument of Proxy) are officers and/or directors of Cronus Resources. A Shareholder has the right to appoint a person (who need not be a Cronus Resources Shareholder), other than Ari Sussman or John Ross to represent such Cronus Resources Shareholder at the Cronus Resources Meeting. To exercise this right, a Cronus Resources Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy. Alternatively, a Cronus Resources Shareholder may complete another appropriate Instrument of Proxy. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Ave, 8th Floor, Toronto ON M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Cronus Resources Meeting or any adjournment thereof.

Robert W. Allen and Gary P. Barket (the management designees named in the accompanying Instrument of Proxy) are officers and/or directors of Continental Gold. A Continental Gold Shareholder has the right to appoint a person (who need not be a Continental Gold Shareholder), other than Robert W. Allen and Gary P. Barket to represent such Continental Gold Shareholder at the Continental Gold Meeting. To exercise this right, a Continental Gold Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy. Alternatively, a Continental Gold Shareholder may complete another appropriate Instrument of Proxy. An Instrument of Proxy will not be valid unless it is deposited at the office of Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1, not less than twenty-four (24) hours before the time of the Continental Gold Meeting or any adjournment thereof.

A Shareholder who has submitted an Instrument of Proxy may revoke it by an instrument in writing signed by the Shareholder or by an authorized attorney or, if the Shareholder is a corporation, by a duly authorized officer, and deposited either: (i) in the case of Continental Gold at the offices of Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1, and in the case of Cronus Resources at the offices of Computershare Trust Company of Canada, 100 University Ave, 8th Floor, Toronto ON M5J 2Y1, at any time up to and including the last business day preceding the day of the respective shareholder meeting or any adjournment thereof; or (ii) with the Chairman of the respective shareholder meeting on the day of that shareholder meeting or any adjournment thereof. In addition, an Instrument of Proxy may be revoked: (i) by the Shareholder personally attending at the shareholder meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a representative of the corporation attending at the shareholder meeting and voting such securities; or (ii) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXYHOLDERS

The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, the relevant Cronus Resources Shares will be voted for: (i) the approval of the Continuance Resolution; (ii) if the Continuance Resolution is approved, the approval of the Amalgamation Resolution (including the election of directors and appointment of auditors contemplated therein); and (iii) if the Amalgamation Resolution and the Continuance Resolution are approved, the approval of the Stock Option Plan Resolution, all as more particularly described in this Information Circular. In the absence of such direction, the relevant Continental Gold Shares will be voted for annual business consisting of the election of directors and appointment of auditors, and special business consisting of: (i) the approval of the Amalgamation Resolution (including the election of directors and appointment of auditors contemplated therein); and (ii) if the Amalgamation Resolution is approved, the approval of the Stock Option Plan Resolution, all as more particularly described in this Information Circular. The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of the matters identified in the Notices of Meeting and with respect to other matters that may properly be brought before the respective shareholder meeting. As of the date hereof, management of Cronus Resources and Continental Gold know of no such amendments, variations or other matters to be brought before the respective meetings.

SIGNING OF PROXY

The Instrument of Proxy must be signed by the Shareholder or his duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person's capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Cronus Resources or Continental Gold).

VOTING SHARES AND PRINCIPAL HOLDERS OF SHARES

Voting of Common Shares – General

As at the date hereof, there are 15,321,274 Cronus Resources Shares issued and outstanding, each of which carries the right to one vote at meetings of Cronus Resources.

Only persons registered as holders of Cronus Resources Shares as of the close of business on January 25, 2010 are entitled to receive notice of and to vote at the Cronus Resources Meeting.

As at the date hereof, there are 117,332,400 Continental Gold Shares issued and outstanding, each of which carries the right to one vote at meetings of Continental Gold.

Only persons registered as holders of Continental Gold Shares as of the close of business on January 25, 2010 are entitled to receive notice of and to vote at the Continental Gold Meeting, except that any person who acquires Continental Gold Shares from a Continental Gold Shareholder after that date, may vote the shares so acquired if, not later than 10 days prior to the Continental Gold Meeting, that person makes a request to Continental Gold to have his name included on the Shareholders' list for the Continental Gold Meeting and establishes that he owns the Continental Gold Shares.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Cronus Resources Shares and Continental Gold Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the respective shareholder meeting. However, in many cases, Cronus Resources Shares and Continental Gold Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Cronus Resources Shares or Continental Gold Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Cronus Resources and Continental Gold have distributed copies of the Notices, this Information Circular and the Instruments of Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications ("Broadridge")) to forward meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(a)

have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by Broadridge permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(b)

less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Cronus Resources Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 100 University Ave, 8th Floor, Toronto ON M5J 2Y1 in the case of Cronus Resources and Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1, in the case of Continental Gold, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Cronus Resources Shares and Continental Gold Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the respective shareholder meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the respective shareholder meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Shares

The following table shows, as of the date of this Information Circular, each person who is known to Cronus Resources, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of Cronus Resources entitled to be voted at the Cronus Resources Meeting.

Name of Shareholder & Municipality of Residence	Voting Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of Cronus Resources(1)	As at the date of the Amalgamation (assuming completion of the Amalgamation and the Continental Gold Financing)(2)
Pasquale DiCapo Toronto, Ontario	1,750,000 Cronus Resources Shares	11.4%	1.05%
Ari B. Sussman Toronto, Ontario	1,548,360 Cronus Resources Shares	10.1%	0.9%

Notes:

(1)	Based on 15,321,274 issued and outstanding Cronus Resources Shares.
(2)	Based on 71,166,610 issued and outstanding Amalco Shares.

The following table shows, as of the date of this Information Circular, each person who is known to Continental Gold, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of Continental Gold entitled to be voted at the Continental Gold Meeting.

Name of Shareholder & Municipality of Residence	Voting Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of Continental Gold(1)	As at the date of the Amalgamation (assuming completion of the Amalgamation (2)
Bullet Holding Corporation(3) Panama City, Panama	90,771,725 Continental Gold Shares	77.4%	47.3%

Notes:

(1)	Based on 117,332,400 issued and outstanding Continental Gold Shares.
(2)	Based on 71,166,610 issued and outstanding Amalco Shares. See “Part IV – Information Concerning Continental Gold – Capitalization”.
(3)

Bullet Holding Corporation is controlled by Robert W. Allen. Mr. Allen is the promoter of Continental Gold and serves as the Chairman, President, Chief Executive Officer and a director of Continental Gold. See “Part IV – Information Concerning Continental Gold - Promoter” and “Part IV – Information Concerning Continental Gold - Directors and Officers”. The 90,771,725 Continental Gold Shares noted above are held directly by Bullet Holding Corporation (75,000,000 Continental Gold Shares) and the following companies which are also controlled by Robert W. Allen: Coastal Financing Corp. (10,000,000 Continental Gold Shares); Reindeer Capital Limited (4,903,325 Continental Gold Shares); and Grupo (868,400 Continental Gold Shares).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described herein, Cronus Resources is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons or companies in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of the company at any time since the beginning of the company’s last financial year;

(b)	each proposed nominee for election as a director of the company; and

(c)	each associate or affiliate of any of the persons or companies listed above.

Other than as described herein, Continental Gold is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons or companies in any matter to be acted upon other than the election of directors or the appointment of auditors:

(d)	each person who has been a director or executive officer of the company at any time since the beginning of the company’s last financial year;

(e)	each proposed nominee for election as a director of the company; and

(f)	each associate or affiliate of any of the persons or companies listed above.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no Informed Person of Cronus Resources, or any associate or affiliate of any Informed Person or proposed director of Cronus Resources has any material interest, direct or indirect, in any transaction which has occurred since January 1, 2008, or in any proposed transaction that has materially affected or would materially affect Cronus Resources.

Other than as disclosed herein, no Informed Person of Continental Gold, or any associate or affiliate of any Informed Person or proposed director of Continental Gold has any material interest, direct or indirect, in any transaction which has occurred since January 1, 2008, or in any proposed transaction that has materially affected or would materially affect Continental Gold.

PART II – MATTERS TO BE ACTED UPON AT THE MEETINGS

THE CONTINUANCE

Introduction

Cronus Resources is seeking the approval and authorization of its shareholders to continue to Bermuda under the Bermuda Act, which will facilitate the Amalgamation. The Continuance is subject to the approval of the Cronus Resources Shareholders and receipt of requisite regulatory consents. Upon the Continuation and Amalgamation, the Ontario Act will cease to apply to Cronus Resources and Amalco will be subject to the Bermuda Act.

Effect of the Continuance

If the Continuance and the Amalgamation are approved, all matters of corporate governance of Amalco will be determined under applicable laws of Bermuda and Cronus Resources’ articles will be amended accordingly. Pursuant to section 181(9) of the Ontario Act, a company cannot be continued under the laws of another jurisdiction unless the jurisdiction of continuance has laws that comply with certain requirements, including the continuation of liabilities. The Bermuda Act provides that on a continuation the property of a company continues to be the property of the company, the company continues to be liable for the obligations of the company, an existing cause of action, claim or liability to prosecution is unaffected, a civil criminal or administrative action or proceeding pending by or against the company may be continued to be prosecuted by or against the company, and may be enforced by or against the company. Shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

Differences Between Ontario Company Law and Bermuda Company Law

The Ontario Act currently governs the corporate affairs of Cronus Resources. If the Continuance and Amalgamation are completed, Amalco will be domiciled in Bermuda and subject to the Bermuda Act.

There are a substantial number of differences between the Ontario Act and the Bermuda Act that will materially affect the rights of shareholders. The following is a summary of some of the major differences between the two legislative regimes. This summary is not intended to be exhaustive and shareholders should consult with their legal advisors regarding all of the implications of the Continuance and the Amalgamation. See also “Part IV –Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer –Bermuda Legal Matters”.

General

The Bermuda Act provides for the incorporation of companies in Bermuda. Typically the object of a Bermuda company is to engage in any act or activity that is not prohibited under any law for the time being in force in Bermuda.

Under the Ontario Act, the constating documents of a corporation consist of its articles of incorporation and by-laws. Under the Bermuda Act, the constating documents of a company which has been continued into Bermuda are its memorandum of association (“Memorandum”) and bye-laws (“Bye-laws”). Upon continuance into Bermuda and the Amalgamation becoming effective, Amalco is required to adopt a Memorandum and Bye-laws that comply with the Bermuda Act. The Memorandum and Bye-laws of Amalco will comply with the necessary requirements of the Bermuda Act, and the objects of Amalco will be to engage in any activity not prohibited by the laws of Bermuda. A complete copy of such Memorandum and Bye-laws is attached as Schedule “J” to this Information Circular. Shareholders of a Bermuda company are often referred to as “members”.

The minimum protections afforded to shareholders of a Bermuda company under the Bermuda Act are, in certain respects described below, less favourable to shareholders than the comparable protections afforded to shareholders of an Ontario Act corporation.

Shareholder Voting Rights

Under the Ontario Act, unless the by-laws otherwise provide, the holders of a majority of the shares entitled to vote at a meeting of shareholders, present in person or by proxy, constitute a quorum. The quorum requirement in the bylaws of Cronus Resources for the transaction of business at a meeting of shareholders is at least two persons holding or representing by proxy not less than 5% of the shares entitled to vote at the meeting. Under the Ontario Act, cumulative voting is only permitted in the election of directors if the articles of a corporation provide for it. The articles of Cronus Resources do not provide for such cumulative voting.

Under the Bermuda Act, the quorum for a meeting of shareholders for the purpose of a resolution of shareholders is that fixed by the bye-laws of a company. The quorum for a meeting of shareholders of Amalco will be two registered shareholders present in person or by proxy. Bermuda law does not provide for cumulative voting on any matter.

Special Meeting of Shareholders

Under the Ontario Act, a special meeting of shareholders may be called by the directors, and the registered holders or beneficial owners of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders, but the beneficial owners of shares do not thereby acquire the direct right to vote at the meeting that is the subject of the requisition. Under the Ontario Act and the by-laws of Cronus Resources, notice of all meetings of shareholders of a corporation must be sent not less than 21 days and not more than 60 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to the auditor of Cronus Resources. Under the Ontario Act and the by-laws of Cronus Resources, the directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours (excluding Saturdays and holidays) preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at such meeting must be deposited.

Under the Bermuda Act, a company’s directors may convene, as may such person or persons as may be authorized by the bye-laws to call, a meeting. The provisions for notice of meetings and the time for deposit of proxies will be included in the Bye-laws of Amalco.

Under the Ontario Act, the vote of shareholders required to pass a resolution is typically a majority or two-thirds of the votes cast on the resolution, depending upon the action being voted upon. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, or signed by all the shareholders entitled to vote on that resolution. Matters requiring approval by special resolution include amendments to the articles, approval of an amalgamation agreement, authorizing continuance in another jurisdiction, adopting an arrangement, authorizing the sale, lease or exchange of all or substantially all of the corporation’s assets, authorizing the voluntary liquidation and dissolution of the corporation, authorizing a reduction of stated capital and authorizing approval of additions to the stated capital. Matters requiring approval by a majority of the votes cast include confirmation, rejection or amendment of by-laws, election of directors, removal of directors, appointment of auditors and fixing the remuneration of the auditors.

Under the Bermuda Act, in addition to the election of directors, the approval of the shareholders of a company is required for, among other things, the following matters: (i) an amalgamation of the company, (ii) loans to a director, and (iii) alteration of bye-laws. A change in the number of directors of a company may require an amendment to the bye-laws and an amendment to a company’s bye-laws may only be effected by the company’s shareholders. An increase or reduction of capital, removal of directors, continuation under foreign law and voluntary winding up or dissolution shall be authorized by resolution of the company’s shareholders. Generally, the vote of shareholders required to pass resolutions approving matters is a simple majority of votes cast at a meeting (or such other percentage vote as is specified in the bye-laws). As a consequence, when Cronus Resources has been continued into Bermuda, certain actions by Cronus Resources that currently require shareholder approval under the Ontario Act will no longer require such approval, and the percentage vote of shareholders required to approve certain matters may be lower than the percentage vote of shareholders currently required to approve such matters.

Proposals of Shareholders

Under the Ontario Act, a registered holder of shares entitled to vote at a meeting of shareholders, or a beneficial owner of shares entitled to be voted at a meeting of shareholders, may submit to Cronus Resources’ notice of any proposal to be raised at the meeting. If Cronus Resources solicits proxies in connection with the meeting, Cronus Resources shall set out the proposal in the management information circular for the meeting provided that, among other things: (i) it is submitted at least 60 days before the anniversary of the date of the previous annual meeting if the matter is proposed to be raised at an annual meeting, or at least 60 days before a meeting after the annual meeting, if the matter is proposed to be raised at a meeting other than an annual meeting, (ii) it has not been submitted in the last two years and was not defeated, or (iii) the right to submit a proposal is not being abused to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or securityholders. A proposal may include nominations for the election of directors if it is signed by holders of not less than 5% of the shares or 5% of the shares of a class of shares of the corporation entitled to vote at the meeting.

There is no identical provision in the Bermuda Act. However, the Bye-laws will provide that shareholders holding at least 10% of the outstanding common shares may request the directors to call a meeting of shareholders.

Consent of Shareholders in Lieu of Meeting

Under the Ontario Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

Under the Bermuda Act, subject to any limitations in the bye-laws of a company, any action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing. Subject to a company’s bye-laws, such a written resolution may be validly passed, if consented to in writing by shareholders holding shares to which are attached such majority of the votes as would be required if the resolution had been voted on at a meeting of the shareholders.

Inspection Rights

Under the Ontario Act, a shareholder of a corporation and the shareholder’s agents and legal representatives have the right to inspect copies of the following during the usual business hours of the corporation, free of charge: (i) the articles and the by-laws and all amendments thereto, and a copy of any unanimous shareholder agreement known to the directors; (ii) minutes of meetings and resolutions of shareholders; (iii) a register of directors in which are set out the names and residence addresses, while directors, including the street and number, if any, of all persons who are or have been directors of the corporation with the several dates on which each became or ceased to be a director; and (iv) a securities register. A shareholder has the right to obtain, free of charge, one copy of the articles, by-laws and unanimous shareholders’ agreement of a corporation, including amendments. Applicants who are shareholders of an Ontario corporation, their agents and legal representatives and, where the corporation is a distributing corporation, any other person, may require the corporation to furnish a shareholder list to the applicant upon payment of a reasonable fee and delivery of a statutory declaration as to the name and address of the applicant and to the effect that such list will not be used except in connection with an effort to influence voting by shareholders of the corporation, an offer to acquire shares of the corporation or any other matter relating to the affairs of the corporation. In addition, under the Ontario Act, a securityholder of a corporation may apply to the Ontario Court for an order directing that an investigation be made of a corporation or of any affiliated corporation.

Under the Bermuda Act, a shareholder of a company may request in writing to inspect during normal business hours the share register and the register of directors and officers of the company, minutes of general meetings of the company and to receive copies of the same. Upon refusal of the request, the shareholder may apply to the Bermuda Court for an order allowing inspection.

Dividends and Repurchases of Shares

Under the Ontario Act, the directors may declare and the corporation may pay a dividend by issuing fully paid shares of the corporation and, subject to the solvency test described in the following sentence, a corporation may pay a dividend in money or property. The directors are prohibited from declaring and the corporation is prohibited from paying a dividend if there are reasonable grounds for believing that the corporation is or, after the payment would be, unable to pay its liabilities as they become due, or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes. The Ontario Act also permits a corporation, subject to its articles, to purchase or otherwise acquire any of its issued shares, provided that no payment to purchase or otherwise acquire shares issued by it may be made unless the solvency test described above is satisfied at the time of, and after, such payment.

Under the Bermuda Act, subject to any limitations or provisions to the contrary in the memorandum of association and bye-laws of a company, a company may, by resolution of directors, declare and pay dividends in money, shares or other property. Dividends may only be declared if the directors are satisfied that the company is able to satisfy the solvency test set out in the Bermuda Act.

Under the Ontario Act, a corporation may, subject to its articles and to the solvency test mentioned below, purchase or redeem any redeemable shares issued by it at prices not exceeding the redemption price thereof stated in the articles or calculated according to a formula stated in the articles. However, a corporation may not make any payment to purchase or redeem any redeemable shares issued by it if there are reasonable grounds for believing that the corporation is or, after the payment, would be unable to pay its liabilities as they become due, or after the payment, the realizable value of the corporation’s assets would be less than the aggregate of its liabilities and the amount that would be required to pay the holders of shares who have a right to be paid, on a redemption or in a liquidation, rateably with or prior to the holders of the shares to be purchased or redeemed.

Under the Bermuda Act, a company may only redeem its shares if permitted to do so by its memorandum of association and bye-laws, and if a solvency test similar to the test applicable under the Ontario Act is satisfied.

Authority to Issue Shares

The Ontario Act requires that any maximum number of shares which a corporation has the authority to issue be specified in its articles. The articles of Cronus Resources currently authorize Cronus Resources to issue an unlimited number of Common Shares.

The Bermuda Act requires that the amount of shares that a company has authority to issue must be stated and specified in its memorandum of association. Pursuant to the Continuance and Amalgamation, the Bye-laws will provide that Amalco will be authorized to issue 500,000,000 Amalco Shares.

Amendments to Governing Instruments

Under the Ontario Act, any change to the articles of a corporation must be approved by special resolution, other than a change in the corporation’s name from a number name to a verbal name. If a proposed amendment requires approval by special resolution, the holders of shares of a class (or of a series of a class, if the proposed amendment would affect such series differently from the other series of shares of such class) are entitled to vote separately as a class or series if the proposed amendment affects the class or series as specified in the Ontario Act, whether or not the class or series otherwise carries the right to vote.

Under the Ontario Act, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the Board of Directors of a corporation may make, amend or repeal by-laws provided that any such by-law, amendment or repeal of a by law must be confirmed at the next meeting of shareholders by the affirmative vote of a majority of the shareholders entitled to vote thereat. Any by-law or amendment is effective when made by the Board of Directors but ceases to be effective if not confirmed by the shareholders.

Under the Bermuda Act, a Bermuda company may amend its memorandum of association or bye-laws by a resolution of shareholders which is passed by a simple majority of the total number of votes attaching to all shares held by shareholders voting in person or by proxy at the meeting, or by a resolution in writing signed by an absolute majority of the shareholders entitled to vote on such resolution.

Director Qualifications

The board of directors of an Ontario Act corporation that is a distributing corporation whose shares are held by more than one person must consist of at least three individuals, at least two of whom are not officers or employees of the corporation or its affiliates. At least ¼ of the directors of an Ontario Act corporation must be resident Canadians.

Under Bermuda law, the number of directors may be fixed by the bye-laws of a company and subject to any limitation in the bye-laws of a company, the bye-laws may be amended to change the number of directors, and any amendment may only be effected by the company’s shareholders. A Bermuda company must have at least two directors. The Bye-laws will provide that Amalco’s board of directors shall consist of at least three individuals and no more than fifteen individuals.

Term of the Board of Directors

Where the articles or a unanimous shareholder agreement of a corporation so provide, the Ontario Act permits, but does not require, that directors may be elected at a meeting of shareholders for different terms of up to three years. The by-laws of Cronus Resources provide that at each annual meeting of shareholders, all the directors then in office shall retire but, if qualified, shall be eligible for re-election.

The Bermuda Act does not require that the directors elected at a meeting of shareholders be elected for different terms. Amalco’s Bye-laws will provide that the directors shall be elected annually.

Removal of Directors

Under the Ontario Act, other than where cumulative voting applies for the election of directors and subject to a unanimous shareholder agreement, the shareholders of a corporation may by ordinary resolution at an annual meeting remove any director or directors from office. Where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Under the Bermuda Act, subject to any limitation in the bye-laws of a company, a director may be removed from office by a resolution of shareholders passed at a special general meeting provided that he receives at least fourteen days’ notice of such meeting and he is entitled to be heard at it.

Vacancies on the Board of Directors

Under the Ontario Act, a quorum of directors may fill a vacancy among the directors, except for the following vacancies, which must be filled by the shareholders: (i) a vacancy resulting from an increase in the number or minimum number of directors, and (ii) a vacancy resulting from a failure to elect the number or minimum number of directors required by the articles of a corporation.

Under the Bermuda Act, subject to any limitations in a company’s bye-laws, a vacancy among the directors may be filled by a resolution of shareholders or, if authorized by the shareholders, by a majority of the remaining directors.

Fiduciary Duties of Directors

Directors of corporations incorporated or organized under the Ontario Act and of Bermuda companies have fiduciary obligations to the company. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of “due care” and “loyalty”.

The Ontario Act provides that every director and officer of a corporation governed by that Act, in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer of a corporation governed by the Ontario Act must comply with the provisions of that Act, the regulations thereunder, and the articles and by-laws and any unanimous shareholder agreement of such corporation. No provision in a contract, the articles, the by-laws or any resolution relieves a director or officer from the duty to act in accordance with the Ontario Act or the regulations thereunder, or relieves him or her of liability for a breach of either, except where an unanimous shareholder agreement restricts the powers of the directors to manage the business and affairs of a corporation in which case the shareholders incur the liabilities of the directors to the extent to which said powers are restricted and the directors are thereby relieved of their duties and liabilities.

The Bermuda Act provides that every officer of a company incorporated under the Bermuda Act in performing his functions, shall act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Common law duties also apply to directors of Bermuda companies.

Conflict of Interest of Directors and Officers

Subject to certain specified exceptions, the Ontario Act restricts interested directors from voting on any transactions in which such director has an interest. Interested directors and officers must disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of their interest.

Under Bermuda law, a director will be deemed not to be acting honestly and in good faith if he fails to disclose at the first opportunity, at a meeting of the board or in writing, his interest in any material contract or his material interest in any person that is a party to a material contract.

Amalco's Bye-laws will provide that a director who has, direct or indirect, interest in a contract or proposed contract, transaction or arrangement with Amalco, will not be entitled to vote in respect of any such contract, transaction or arrangement in which he is so interested.

Indemnification of Directors, Officers and Others

The Ontario Act permits indemnification of a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an “Indemnifiable Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of the corporation, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The by-laws of Cronus provide for such indemnification.

Under the Ontario Act, a corporation may also, with the approval of the Ontario Court, indemnify an Indemnifiable Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in clauses (i) and (ii) above. In any event, an indemnifiable person is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal, administrative investigative action or other proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation of the body corporate, if the indemnifiable person was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, fulfills the conditions set out in clauses (i) and (ii) above, and is fairly and reasonably entitled to indemnity.

The directors, secretary and other officers of a Bermuda company may be indemnified and secured harmless out of the assets of such company from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of the, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of the company’s business, or their duty, or supposed duty, or in their respective offices or trusts. However, the indemnity described above shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the persons described above, in which case it would be rendered void and unenforceable.

Director Liability

Under the Ontario Act, directors who vote for or consent to a resolution authorizing the issue of a share of a corporation for consideration other than money are jointly and severally liable to the corporation to make good any amount by which the consideration received by the corporation is less than the fair equivalent of the money that the corporation would have received if the share had been issued for money on the date of the resolution, provided that a director is not liable pursuant to the foregoing if he proves he did not know and could not reasonably have known that the share was issued for consideration less than the fair equivalent of the money that the corporation would have received had the share been issued for money. In addition, directors who vote or consent to certain resolutions involving payments or distributions by the corporation contrary to the Ontario Act are jointly and severally liable to restore to the corporation any amounts so paid and the value of any property so distributed and not otherwise recovered by the corporation, unless, in the case of financial assistance by the corporation in contravention of the Ontario Act, the director proves he did not know and could not reasonably have known that the financial assistance was given contrary to the Ontario Act. The Ontario Act does not otherwise permit the substantive limitation of a director’s liability for breach of fiduciary obligations to the corporation, whether through the articles or otherwise.

The Bermuda Act does not permit the limitation of a director’s liability for breach of fiduciary obligations to the company of which he is a director, whether through the bye-laws or otherwise.

Stockholders’ Suits

Under the Ontario Act, a current or former registered or beneficial securityholder may apply to the Ontario Court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. The Ontario Court must be satisfied that the complainant has given reasonable notice to the directors of the corporation or its subsidiary of his intention to apply to court, the directors of the corporation or its subsidiaries will not bring, diligently prosecute, defend or discontinue the action, that the complainant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiaries that the action be brought, prosecuted, defended or discontinued.

The Ontario Act provides that the Ontario Court in a derivative action may make any order it thinks fit including, without limitation; (i) an order authorizing the complainant or any other person to control the conduct of the action; (ii) an order giving directions for the conduct of the action; (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to the former and present securityholders of the corporation or its subsidiary instead of to the corporation or its subsidiary; and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred by the complainant in connection with the action.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder appearing in the register of shareholders to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Oppression Remedy

The Ontario Act provides an oppression remedy that enables the Ontario Court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon the application by a complainant that: (i) any act or omission of a corporation or an affiliate effects or threatens to effect a result; (ii) the business or affairs of a corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of a corporation or an affiliate are, have been or are threatened to be exercised in a manner that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of, any security holder, creditor, director or officer of the corporation. A complainant means (i) a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates; (ii) a director or an officer or a former director of officer of a corporation or of any of its affiliates; or (iii) any other person who, in the discretion of the court, is a proper person to make such application.

Because of the breadth of conduct which can be complained of and the scope of the Ontario Court’s remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation. Under the Ontario Act, it is not necessary to prove that the directors of a corporation acted in bad faith in order to seek an oppression remedy. Furthermore, the Ontario Court may order the corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, a shareholder appearing in the register of shareholders may apply to the Bermuda Court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Reorganizations, Mergers, Extraordinary Transactions

The Ontario Act provides that certain extraordinary corporate actions, such as certain amalgamations, any continuance, and sales, leases or exchanges of all or substantially all of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and arrangements, are to be approved by special resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or a series of shares.

Under Bermuda law, the approval of the shareholders of a Bermuda company is required for, among other things (i) a shareholders’ voluntary winding-up of the company and (ii) the amalgamation of a company. The vote of shareholders required to pass a resolution approving (a) a voluntary winding-up, is a simple majority of votes cast at a meeting (or such other percentage vote as is specified in the bye-laws) or (b) an amalgamation of a company, is a 75% majority of votes cast at a meeting (or such other percentage vote as is specified in the bye-laws).

Such matters as take-over bids, issuer bids or self tenders, going-private transactions and transactions with directors, officers, significant shareholders and other related parties to which Cronus Resources is a party are subject to regulation by Canadian provincial securities legislation and administrative policies and rules of Canadian securities administrators. Such legislation and administrative policies and rules will continue to apply to Amalco after the Continuance and the Amalgamation. Such legislation and administrative policies and rules may impose shareholder approval requirements in addition to the foregoing.

Dissent and Appraisal Rights

The Ontario Act provides that the shareholders of an Ontario corporation entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The Ontario Act does not distinguish for this purpose between listed and unlisted shares. Such matters include: (i) an amendment to its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation; (ii) an amendment to its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on; (iii) any amalgamation with another corporation (other than certain affiliated corporations); (iv) a continuance under the laws of another jurisdiction; (v) the sale, lease or exchange of all or substantially all its property other than in the ordinary course of business; (vi) a court order permitting a shareholder to dissent in connection with an application to the Ontario Court for an order approving an arrangement proposed by the corporation; or (vii) certain amendments to the articles of a corporation which require a separate class or series vote. Although formal rights of dissent are not afforded to shareholders on a take-over bid, rights that are substantively similar to dissent rights are available to the offerees of a take-over bid. When a successful take-over bid occurs and the offeree does not accept such bid, such offeree may, amongst other things, demand payment of the fair value of his, her or its shares by notifying the offeror and applying to the Ontario Court to fix the fair value of such shares.

Dissent rights may be granted by the Ontario Court in connection with a court approved arrangement of a corporation as the Ontario Court may make any order that it sees fit. Typically, dissent rights are granted by the Ontario Court when the arrangement is effecting an act that could be completed under another provision of the Ontario Act but is impracticable to do so and such act would give rise to dissent rights under that other provision.

A properly dissenting shareholder is also entitled to elect to receive the appraised value of his or her shares in connection with certain compulsory acquisitions, as described below under the heading “Compulsory Acquisition”.

As described in this Information Circular, the Bermuda Act provides that the shareholders of a Bermuda company are entitled, by application to the Bermuda Court, to exercise dissent rights and to be paid the fair value of their shares in connection with any amalgamation with another company. Further, the shareholders of a Bermuda company are entitled, by application to the Bermuda Court, to exercise dissent rights in the event of a compulsory acquisition of shares in the circumstances described under the subheading “Compulsory Acquisition” below.

Compulsory Acquisition

Under the Ontario Act, where over 90% of the shares of a corporation (other than shares held at the date of the bid by or on behalf of the bidder or an affiliate or associate of the bidder) are acquired pursuant to a take-over bid or issuer bid, the bidder, by complying with the provisions of the Ontario Act, can force the non-tendering shareholders to either sell their shares on the same terms as the tendering shareholders, or to demand payment from the corporation of the fair value of their securities in exchange for the surrender of their securities to the corporation.

Pursuant to the Bermuda Act, where a scheme or contract involving the transfer of shares of a Bermuda company has been approved by the holders of 90% of the shares, the offeror can then give notice in the prescribed form to any dissenting shareholder(s) and, unless on an application made by the dissenting shareholder (within one month from the date on which the notice was given) the Bermuda Court thinks fit to order otherwise, the offeror shall be entitled and bound to acquire the holdings of the dissenting shareholder(s).

Pursuant to the Bermuda Act, a holder(s) of 95% of the shares of a Bermuda company can, on giving notice to the minority shareholders, force them to sell their interest to the 95% holder(s) provided that the terms offered are the same for all of the holders of the shares whereupon the acquiring shareholder is bound to acquire the outstanding shares on the terms set out in the notice. The 5% shareholders can apply to the Bermuda Court for an appraisal of their shares, and to be paid the fair value of their shares.

Transferability of Shares

Unless the articles of a corporation contain a restriction on the transfer of shares, under the Ontario Act, shares are presumed to be freely transferable. Cronus Resource’s articles do not contain any restriction on the transfer of shares.

Subject to any limitations or provisions to the contrary in its bye-laws, registered shares of a company incorporated under the Bermuda Act may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. In the absence of a written instrument of transfer, the directors may accept such evidence of a transfer of shares as they consider appropriate. The Amalco bye-laws will not contain restrictions on the transfer of common shares.

Return of Capital on Winding-Up, Liquidation or Dissolution

Under the Ontario Act, the holders of common shares have the right to receive the remaining property of a corporation on dissolution.

Under the Bermuda Act, shareholders are entitled to the surplus assets of a company on liquidation, subject to the rights attached to those shares as set out in the bye-laws.

Borrowing Powers

Unless the articles, bylaws or a unanimous shareholders agreement relating to a corporation otherwise provide, the Ontario Act provides that the directors of a corporation may, without authorization of the shareholders, (a) borrow money on the credit of the corporation, (b) issue, reissue, sell or pledge debt obligations of the corporation, (c) give a guarantee on behalf of the corporation to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation. The articles and by-laws of Cronus Resources do not restrict these powers of the directors, nor is the Corporation subject to a unanimous shareholders agreement.

Under the Bermuda Act directors have similar powers, unless provided otherwise in the memorandum of association or bye-laws. The Memorandum and Bye-laws of Amalco will not restrict such powers and Amalco will not be subject to a unanimous shareholders agreement upon Continuance.

Service of Process

Certain of the proposed directors and officers of Amalco reside outside of Canada. Substantially all of the assets of these persons and of Cronus Resources may be located outside of Canada. Although Cronus Resources will appoint an agent for service of process in Ontario, it may not be possible for investors to effect service of process within Ontario upon the directors and officers referred to above. It may also not be possible to enforce against Cronus Resources and its directors and officers judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada. See “Part IV – Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer”.

Shareholder Approval

MANAGEMENT OF CRONUS RESOURCES INTENDS TO PLACE BEFORE THE CRONUS RESOURCES MEETING, FOR APPROVAL, WITH OR WITHOUT MODIFICATION, THE RESOLUTION AS MORE PARTICULARLY SET FORTH IN SCHEDULE "A" ATTACHED HERETO RELATING TO THE CONTINUANCE.

Pursuant to the requirements of the Ontario Act, the Continuance must be approved by a special resolution of holders of Cronus Resources Shares consisting of a majority of not less than two thirds of the votes cast. If the Continuance Resolution does not receive the necessary approvals from Cronus Resources Shareholders present in person or by proxy at the Cronus Shareholder Meeting, Cronus Resources and Continental Gold will not proceed with the Amalgamation. In such event, the board of directors of both corporations may reconsider the transaction in the hope of restructuring it in a form that will be satisfactory to Cronus Resources Shareholders and Continental Gold Shareholders, and applicable regulatory authorities.

Even if the Continuance Resolution is approved, the board of directors of Cronus Resources retains the power to revoke it at all times without any further approval by the holders of the Cronus Shares. The Board of Directors will only exercise such power in the event that it is, in its opinion, in the best interest of Cronus Shares, notably in the event that the Amalgamation is not completed.

UNLESS INSTRUCTED OTHERWISE, THE MANAGEMENT DESIGNEES OF CRONUS RESOURCES IN THE ACCOMPANYING INSTRUMENTS OF PROXY INTEND TO VOTE FOR THE CONTINUANCE RESOLUTION.

Rights of Dissenting Shareholders

Registered Cronus Resources Shareholders are entitled to dissent from the Continuance Resolution in the manner provided in section 185 of the Ontario Act. Section 185 of the Ontario Act is reprinted in its entirety and attached to this Circular at Schedule H. The following summary is qualified by the provisions of section 185 of the Ontario Act.

The obligation of Cronus Resources to complete the Amalgamation is subject to the condition that the holders of not more than 5% of the outstanding Cronus Resources Shares exercise their Dissent Rights with respect to the Continuance Resolution.

In the event the Continuance Resolution becomes effective, a Dissenting Shareholder who complies with section 185 of the Ontario Act will be entitled to be paid by Amalco the fair value of the Cronus Resources Shares held by such Dissenting Shareholder determined as at the Effective Time on the Effective Date.

A registered Cronus Resources Shareholder who wishes to exercise Dissent Rights must send a Dissent Notice to Cronus Resources, such that it is received by Cronus Resources not later than 4:00 p.m. (Toronto time) on the Business Day immediately preceding the day of the Cronus Resources Meeting (or any postponement or adjournment thereof), at Cronus Resources Ltd. c/o Fogler Rubinoff LLP 95 Wellington Street West, Suite 1200, Toronto, Ontario M5J 2Z9, Attention: Eric Roblin.

Persons who are beneficial owners of the Cronus Resources Shares registered in the name of a broker, custodian nominee or other intermediary who wish to dissent should be aware that only a registered Cronus Resources Shareholder is entitled to dissent. A Cronus Resources Shareholder who beneficially owns the Cronus Resources Shares but is not the registered holder thereof, should contact the registered holder for assistance.

The filing of a Dissent Notice does not deprive a Cronus Resources Shareholder of the right to vote; however, the Ontario Act provides, in effect, that a Cronus Resources Shareholder who has submitted a Dissent Notice and who votes in favour of the Continuance Resolution will no longer be considered a Dissenting Shareholder with respect to the Cronus Resources Shares voted in favour of the Continuance Resolution. The Ontario Act does not provide, and Cronus Resources will not assume, that a vote against the Continuance Resolution constitutes a Dissent Notice. In addition, the execution or exercise of a proxy does not constitute a Dissent Notice. Under the Ontario Act, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may only dissent with respect to all Cronus Resources Shares held on behalf of any one beneficial owner that are registered in the name of the Dissenting Shareholder.

Amalco is required, within 10 days after the Cronus Resources Shareholders adopt the Continuance Resolution, to send to each registered Cronus Resources Shareholder who has filed a Dissent Notice, notice that the Continuance Resolution has been adopted, but such notice is not required to be sent to any registered Cronus Resources Shareholder who voted for the Continuance Resolution or who has withdrawn such Dissent Notice.

A Dissenting Shareholder must then, within 20 days after the Dissenting Shareholder receives notice that the Continuance Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Continuance Resolution has been adopted, send to Cronus Resources a written notice (a “Payment Demand”) containing the name and address of the Dissenting Shareholder, the number of Cronus Resources Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such Cronus Resources Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to Cronus Resources or the Depositary, the certificates representing the Cronus Resources Shares in respect of which such Payment Demand was made. A Dissenting Shareholder who fails to send the certificates representing the Cronus Resources Shares in respect of which the Dissent Right has been exercised has no right to make a claim under section 185 of the Ontario Act. Cronus Resources or the Depositary will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

On sending a Payment Demand to Cronus Resources, a Dissenting Shareholder ceases to have any rights as a Cronus Resources Shareholder, other than the right to be paid the fair value of the Cronus Resources Shares in respect of which such Payment Demand was made, except pursuant to the provisions of section 185 of the Ontario Act.

Amalco is required, not later than seven days after the later of the Effective Date or the date on which Amalco or Cronus Resources received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand a written offer to pay (an “Offer to Pay”) for the Cronus Resources Shares in respect of which such Payment Demand was made in an amount considered by the board of directors of Amalco to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Amalco is required to pay for the Cronus Resources Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if Amalco does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If Amalco fails to make an Offer to Pay for the Cronus Resources Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, Amalco may, within 50 days after the Effective Date or within such further period as the Ontario Court may allow, apply to the Ontario Court to fix a fair value for the Cronus Resources Shares of Dissenting Shareholders. If Amalco fails to apply to the Ontario Court, a Dissenting Shareholder may apply to the Ontario Court for the same purpose within a further period of 20 days or within such further period as the Ontario Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Ontario Court, all Dissenting Shareholders whose Cronus Resources Shares have not been purchased by Amalco will be joined as parties and bound by the decision of the Ontario Court and Amalco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of such Dissenting Shareholder to appear and be heard in person or by counsel. Upon any such application to the Ontario Court, the Ontario Court may determine whether any person is a Dissenting Shareholder who should be joined as a party and the Ontario Court will then fix a fair value for the Cronus Resources Shares of all Dissenting Shareholders. The final order of the Ontario Court will be rendered against Amalco in favour of each Dissenting Shareholder and for the amount of the fair value of each Dissenting Shareholder’s Cronus Resources Shares as fixed by the Ontario Court. The Ontario Superior Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The foregoing is only a summary of the provisions of section 185 of the Ontario Act, which provisions are technical and complex. It is suggested that any Cronus Resources Shareholder wishing to exercise Dissent Rights seek legal advice as failure to comply strictly with the provisions of the Ontario Act may prejudice such Shareholder’s Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Part II – Matters to be Acted Upon at the Meetings – Canadian Federal Income Tax Considerations” of this Information Circular.

THE AMALGAMATION

Background to the Amalgamation

In 2007, the Board of Directors of Cronus Resources instructed management to explore growth alternatives that included mergers with other mineral exploration companies with a view to becoming a larger and more diverse company. Since May 2009, Ari B. Sussman, President and Chief, Executive Officer of Cronus Resources and Robert W. Allen, founder of Continental Gold, met on several occasions for the purpose of exploring a potential strategic transaction involving Cronus Resources and Continental Gold.

Management of Cronus Resources has reviewed the current business and affairs of Cronus Resources with a view to enhancing shareholder value. Continental Gold, a Bermuda incorporated company, is engaged in mineral exploration and development in Colombia, South America. Continental Gold has a 100% interest in nine precious and base metal exploration properties in Colombia covering approximately 200,000 hectares.

Management of Continental Gold have sought to find a corporation to amalgamate with Continental Gold that is recognized as a "reporting issuer" under Canadian securities laws in order to complete a going public transaction. Cronus Resources is a "reporting issuer" under Canadian securities laws with Cronus Resources Shares listed on the TSXV under the trading symbol “CRZ”, and thereby meets this requirement. In addition, Cronus Resources has capital market expertise and South American mineral resource exploration and development expertise, as well as ownership of a large land package surrounding the historical high-grade San Juan Gold/Silver Mine in Baja, Mexico.

On September 11, 2009, Cronus Resources and Continental Gold entered into a non-binding letter of intent setting forth the framework for a transaction and providing each other with a due diligence period during which the parties granted each other access to certain confidential information and the opportunity to conduct preliminary due diligence. On October 9, 2009 the parties entered into an amended and restated letter of intent which, among other things, extended the due diligence period. Cronus Resources also publicly announced the proposed transaction at that time.

Cronus Resources and Continental Gold negotiated the fundamental terms and conditions of the proposed business combination while each of them conducted due diligence on the other with respect to operations, properties and title reviews. The result of negotiations was the Pre-Amalgamation Agreement.

The Pre-Amalgamation Agreement was entered into with an effective date of November 9, 2009.

On February 17, 2010, the Board of Directors of Cronus Resources approved this Information Circular, reaffirmed its recommendation, and authorized Cronus Resources to convene the Cronus Resources Meeting. On February 17, 2010, the Board of Directors of Continental Gold approved this Information Circular, reaffirmed its recommendation, and authorized Continental Gold to convene the Continental Gold Meeting.

Summary of the Amalgamation

It is proposed that Cronus Resources complete an arm's length reverse takeover, pursuant to which Cronus Resources has agreed to amalgamate with Continental Gold to form Amalco, a Bermuda company to be called "Continental Gold Limited" or such other name as is acceptable to Cronus Resources, Continental Gold and applicable regulators. Pursuant to the Amalgamation, each 2.35712 Cronus Resources Shares will be exchangeable for one (1) Amalco Share and each 2.69730 Continental Gold Shares will be exchangeable for one (1) Amalco Share. In addition, each 2.35712 Cronus Warrants will be exchangeable for one (1) Amalco Warrant, each 2.35712 Cronus Resources Stock Options will be exchanged for one (1) Amalco Stock Option, each 2.69730 Continental Gold Warrants will be exchangeable for one (1) Amalco Warrant, each 2.69730 Continental Gold Stock Options will be exchanged for one (1) Amalco Stock Option, and Continental Gold Financing Units and Continental Gold Compensation Units shall be issued pursuant to the Continental Gold Financing.

Cronus Resources and Continental Gold have entered into the Pre-Amalgamation Agreement pursuant to which Cronus Resources and Continental Gold have agreed to amalgamate under the Bermuda Act. The Pre-Amalgamation Agreement has been filed on www.sedar.com.

After completion of the Amalgamation, Amalco will have a total of 71,166,610 Amalco Shares, 21,320,003 Amalco Warrants, 2,513,607 Amalco Stock Options and 1,341,667 Amalco Financing Compensation Options issued and outstanding which includes securities issued pursuant to the Continental Gold Financing. After the completion of the Amalgamation, the holders of Cronus Resources Shares will own approximately 9.1% of the outstanding Amalco Shares, the holders of Continental Gold Shares will hold approximately 61.1% of the outstanding Amalco Shares, the holders of the Continental Gold Debentures will own approximately 2.8% of the outstanding Amalco Shares and the holders of the Continental Gold Financing Subscription Receipts will own approximately 27.0% of the outstanding Amalco Shares.

The successful completion of the Amalgamation will be a "Reverse Takeover" of Cronus Resources within the meaning of such term under applicable securities laws.

A full description of the background, history, business, affairs, management and share structure of Cronus Resources is contained in this Information Circular under the heading "Part III – Information Concerning Cronus Resources".

A full description of the background, history, business, affairs, management and share structure of Continental Gold is contained in this Information Circular under the heading "Part IV – Information Concerning Continental Gold".

The Pre-Amalgamation Agreement

Cronus Resources and Continental Gold have negotiated an arm's length Pre-Amalgamation Agreement to complete the Amalgamation of Cronus Resources and Continental Gold. The Pre-Amalgamation Agreement provides for the implementation, subject to the satisfaction of certain conditions, of the Amalgamation of Cronus Resources with Continental Gold. Pursuant to the Amalgamation, all of the Cronus Resources Shares and Continental Gold Shares, (other than those shares of Dissenting Shareholders which have been acquired upon receipt of the requisite shareholder approval), will be exchanged for Amalco Shares on the Closing Date and all of the assets of Cronus Resources and Continental Gold will become the assets of Amalco.

The number of Amalco Shares that each holder of Cronus Resources Shares and/or Continental Gold Shares will receive on completion of the Amalgamation has been negotiated and agreed to on an arm's-length basis and is specifically set out in the Pre-Amalgamation Agreement. As at the date of this Information Circular, Cronus Resources has 15,321,274 Cronus Resources Shares, 4,453,750 Cronus Resources Warrants and 943,750 Cronus Stock Options issued and outstanding, and Continental Gold has 117,332,400 Continental Gold Shares, 21,166,200 Continental Gold Warrants and 5,700,000 Continental Gold Stock Options issued and outstanding. In addition, Continental Gold completed the Continental Gold Financing pursuant to which Continental Gold issued 19,166,667 Continental Gold Financing Subscription Receipts at the price of CDN $1.50 per Continental Gold Subscription Receipt for gross proceeds of CDN $28,750,000. Pursuant to the terms of the Pre-Amalgamation Agreement:

i.

each Cronus Resources Shareholder will exchange their Cronus Resources Shares for Amalco Shares on the basis of one (1) Amalco Share for every 2.35712 Cronus Resources Shares, resulting in 6,499,998 Amalco Shares being issued to Cronus Resources Shareholders;

ii.

each holder of Cronus Resources Warrants will exchange their Cronus Resources Warrants on the basis of one (1) Amalco Warrant for every 2.35712 Cronus Resources Warrants, resulting in 1,889,488 Amalco Warrants being issued to holders of Cronus Resources Warrants with a corresponding adjustment to the exercise price;

iii.

each holder of Cronus Resources Stock Options will exchange their stock options of Cronus Resources on the basis of one (1) Amalco Stock Option for every 2.35712 Cronus Resources Stock Options, resulting in 400,382 Amalco Stock Options being issued to holders of Cronus Resources Stock Options with a corresponding adjustment to the exercise price;

iv.

each Continental Gold Shareholder will exchange their Continental Gold Shares for Amalco Shares on the basis of one (1) Amalco Share for every 2.69730 Continental Gold Shares, resulting in 43,499,945 Amalco Shares being issued to Continental Gold Shareholders;

v.

each holder of Continental Gold Warrants will exchange their Continental Gold Warrants on the basis of one (1) Amalco Warrant for every 2.69730 Continental Gold Warrants, resulting in 7,847,181 Amalco Warrants being issued to holders of Continental Gold Warrants with a corresponding adjustment to the exercise price;

vi.

each holder of Continental Gold Stock Options will exchange their stock options of Continental Gold on the basis of one (1) Amalco Stock Option for every 2.69730 Continental Gold Stock Options, resulting in 2,113,225 Amalco Stock Options being issued to holders of Continental Gold Stock Options with a corresponding adjustment to the exercise price;

vii.

each holder of Continental Gold Convertible Debentures will automatically convert the debentures on the basis of one (1) Amalco Share and one (1) Amalco Debenture Warrant for each CDN $1.50 principal amount of Continental Gold Convertible Debentures, resulting in 2,000,000 Amalco Shares and 2,000,000 Amalco Debenture Warrants being issued to holders of Continental Gold Convertible Debentures;

viii.

each holder of Continental Gold Financing Subscription Receipts will receive one (1) Amalco Share and one-half of one (1) Amalco Financing Warrant for each one (1) Continental Gold Subscription Receipt, resulting the in the issuance of 19,166,667 Amalco Shares and 9,583,334 Amalco Financing Warrants; and

ix.	each holder of Continental Gold Financing Rights will receive one (1) Amalco Financing Compensation Option, resulting in the issuance of 1,341,667 Amalco Financing Compensation Options.

As a result, 71,166,610 Amalco Shares, 21,320,003 Amalco Warrants, 2,513,607 Amalco Stock Options and 1,341,667 Amalco Financing Compensation Options will be issued and outstanding upon Closing. The following table summarizes the distribution of Amalco Shares, Amalco Warrants and Amalco Stock Options that will be issued on completion of the Amalgamation.

	To Cronus Resources Securityholders	To Continental Gold Securityholders	To Holders of Continental Gold Convertible Debentures	To Holders of Continental Gold Financing Subscription Receipts	Total Amalco
Amalco Shares to be Issued (1)	6,499,998	43,499,945	2,000,000	19,166,667	71,166,610
Amalco Warrants (1)	1,889,488	7,847,181	2,000,000	9,583,334	21,320,003
Amalco Stock Options (1)	400,382	2,113,225	n/a	n/a	2,513,607
Amalco Financing Compensation Options (1)	n/a	n/a	n/a	n/a	1,241,667
Percentage of Amalco Shares Issued	9.1%	61.1%	2.8%	27.0%	100.0%
Share Exchange Ratio (Cronus Resources / Continental Gold:Amalco)	2.35712:1	2.69730:1	2.69730:1	n/a

Note:
(1)

Assuming completion of the Amalgamation with there being 15,321,274 Cronus Resources Shares, 4,453,750 Cronus Resources Warrants, 943,750 Cronus Resources Stock Options, 117,332,400 Continental Gold Shares, 21,166,200 Continental Gold Warrants, 5,700,000 Continental Gold Stock Options, CDN $3,000,000 principal amount of Continental Gold Convertible Debentures and 19,166,667 Continental Gold Financing Subscription Receipts, issued and outstanding prior to the Amalgamation.

Pursuant to the Continuance and Amalgamation, the Bye-laws will provide that Amalco will be authorized to issue 500,000,000 common shares, herein referred to as, “Amalco Shares”. The Amalco Shares will have the following rights:

(a)	to vote at meetings of shareholders of Amalco;

(b)	to receive any dividends as may be declared by Amalco; and

(c)	to receive the remaining property of Amalco on its dissolution.

Effect of the Amalgamation

If the Continuance Resolution and the Amalgamation Resolution are approved at the Meetings and the applicable conditions to completion of the Amalgamation have been satisfied, including receipt of certain regulatory approvals:

  Cronus Resources will continue from the laws of the Province of Ontario to the laws of Bermuda.

  Cronus Resources and Continental Gold will amalgamate and continue as one company under the name "Continental Gold Limited".

  The property and assets of Cronus Resources and Continental Gold will be the property and assets of Amalco, and Amalco will be liable for all liabilities and obligations of each amalgamating corporation or company.

  Any shares held by one amalgamating corporation or company of the other amalgamating corporation or company will be cancelled by operation of law without any repayment of capital.

  The Cronus Resources Shares will be exchanged for Amalco Shares on the basis of one (1) Amalco Share for each 2.35712 Cronus Resources Shares.

  The Continental Gold Shares will be exchanged for Amalco Shares on the basis of one (1) Amalco Share for each 2.69730 Continental Gold Shares.

  The Cronus Resources Warrants will be exchanged for Amalco Warrants on the basis of one (1) Amalco Warrant for each 2.35712 Cronus Resources Warrants with a corresponding adjustment to the exercise price.

  The Cronus Resources Stock Options will be exchanged for Amalco Stock Options on the basis of one (1) Amalco Stock Option for each 2.35712 Cronus Resources Stock Options with a corresponding adjustment to the exercise price.

  The Continental Gold Warrants will be exchanged for Amalco Warrants on the basis of one (1) Amalco Warrant for each 2.69730 Continental Gold Warrants with a corresponding adjustment to the exercise price.

  The Continental Gold Stock Options will be exchanged for Amalco Stock Options on the basis of one (1) Amalco Stock Option for each 2.69730 Continental Gold Stock Options with a corresponding adjustment to the exercise price.

  The Continental Gold Convertible Debentures will be automatically converted into Amalco Shares and Amalco Debenture Warrants on the basis of one (1) Amalco Share and one (1) Amalco Debenture Warrant for each CDN $1.50 principal amount of Continental Gold Convertible Debentures.

  The Continental Gold Financing Subscription Receipts will be exchanged for Amalco Shares on the basis of one (1) Continental Gold Subscription Receipt for one (1) Continental Gold Financing Unit.

  The Continental Gold Financing Compensation Options will be exchanged for Amalco Financing Compensation Options on the basis of one (1) Continental Gold Financing Compensation Option for one (1) Amalco Financing Compensation Option.

  No fractional shares of Amalco will be issued. No shareholders will be eliminated from Amalco as a result of the proposed Amalgamation. Fractional Amalco Shares shall be rounded up such that shareholders of each amalgamating corporation or company entitled to a fraction of an Amalco Share will be entitled to receive a whole Amalco Share.

  As a result of the share exchanges, the equity interest which each Cronus Resources Shareholder and Continental Gold Shareholder holds in Cronus Resources and Continental Gold, respectively, immediately prior to the Amalgamation will be converted into a smaller percentage ownership in the larger Amalco.

  The Stock Option Plan shall become the stock option plan of Amalco.

  The memorandum of association and bye-laws of Continental Gold will be the memorandum of association and bye-laws of Amalco, a copy of which is found at Schedule “J”.

Conditions to the Amalgamation

The following discussion of the Pre-Amalgamation Agreement is intended to provide a general review and summary only. For details, reference should be made to the Pre-Amalgamation Agreement filed on www.sedar.com.

The Pre-Amalgamation Agreement contains customary representations and warranties for transactions of this nature, including representations and warranties that Cronus Resources and Continental Gold are, respectively, in compliance with all applicable laws and is otherwise legally capable of entering into the Pre-Amalgamation Agreement and completing the Amalgamation. The Pre-Amalgamation Agreement also provides that the Amalgamation is subject to a number of conditions in favour of both Cronus Resources and Continental Gold, including the following:

(a)

Cronus Resources shall have performed in all material respects the obligations to be performed by it under the Pre-Amalgamation Agreement on or before the Effective Date, including consummation of the Continuance, except to the extent any such failure results from a breach of the Pre-Amalgamation Agreement by Continental Gold;

(b)

Continental Gold shall have performed in all material respects the obligations to be performed by it under the Pre-Amalgamation Agreement on or before the Effective Date, except to the extent any such failure results from a breach of the Pre-Amalgamation Agreement by Cronus Resources;

(c)

the Amalgamation and other transactions (except for the Stock Option Plan), as proposed or with any amendment acceptable to Continental Gold, shall have been approved by the Cronus Resources Shareholders at the Cronus Resources Meeting and by the Continental Gold Shareholders at the Continental Gold Meeting, in each case in compliance with the legislation;

(d)

the Cronus Resources Shareholders representing in excess of 5% of the Cronus Resources Shares issued and outstanding prior to the Cronus Resources Meeting will not have exercised any applicable rights of dissent with respect to the Continuance and the Amalgamation;

(e)

the Continental Gold Shareholders representing in excess of 5% of the Continental Gold Shares issued and outstanding prior to the Continental Gold Meeting will not have exercised any applicable rights of dissent with respect to the Continuance and the Amalgamation;

(f)	receipt of all required third party and regulatory approvals and consents and compliance with all applicable regulatory requirements and conditions;

(g)	all documents to be entered into in order to give effect to the Amalgamation shall be in form and substance satisfactory to Continental Gold, acting reasonably;

(h)

since the date of the Pre-Amalgamation Agreement, Cronus Resources shall not have carried on any business and there shall not have been any change, condition, event or occurrence that, individually or in the aggregate, has been, or could reasonably be expected to be, materially adverse to Cronus Resources;

(i)

since the date of the Pre-Amalgamation Agreement, Continental Gold shall not have carried on any business and there shall not have been any change, condition, event or occurrence that, individually or in the aggregate, has been, or could reasonably be expected to be, materially adverse to Continental Gold;

(j)

Cronus Resources or Continental Gold shall have completed an equity financing raising at least $10.0 million on terms to be agreed with Continental Gold and Cronus Resources such that Amalco will have working capital of at least $8,750,000, and no liabilities (whether accrued, absolute, contingent or otherwise), other than liabilities approved by Continental Gold;

(k)

all of the directors of Cronus Resources with the exception of Ari Sussman shall have resigned in favour of nominees of Cronus Resources and Continental Gold, and the nominees of Cronus Resources and Continental Gold shall consist of Robert W. Allen, James S. Felton, Ari Sussman, a second nominee of Cronus Resources to be determined, and three additional directors to be agreed upon by Cronus Resources and Continental Gold as soon as possible, of which Robert W. Allen shall act as Chairman; and

(l)

there shall have been authorized for listing on the TSX, immediately upon the completion of the Amalgamation, subject only to normal conditions, the Amalco Shares, including Amalco Shares issuable pursuant to the amalgamation agreement between Continental Gold and Cronus Resources Ltd. as provided pursuant the terms of the Pre-Amalgamation Agreement, the Stock Option Plan and the Amalco Warrants.

If any of the conditions precedent contained in the Pre-Amalgamation Agreement, other than the approval of Cronus Resources Shareholders and Continental Gold Shareholders, shall not be fulfilled or performed, the party entitled to the benefit of such conditions shall be entitled to terminate the Amalgamation or waive the condition.

Reasons for the Amalgamation

The board of directors of each of Cronus Resources and Continental Gold has concluded that the Amalgamation is fair to and in the best interests of their respective Shareholders.

In arriving at their conclusion, each member of the board of directors of Cronus Resources and Continental Gold considered information with respect to the financial condition, business and operations of each of Cronus Resources and Continental Gold, on both an historical and prospective basis, including information in respect of Cronus Resources and Continental Gold on a pro-forma combined basis.

The board of directors of each of Cronus Resources and Continental Gold considered a number of factors which make the Amalgamation attractive to their respective Shareholders, including the following:

  An improvement in the value of Cronus Resources is dependent upon Cronus Resources expanding its undertaking.

  Continental Gold, on the other hand, wishes to amalgamate with a company that is recognized as a "reporting issuer" under the provisions of Canadian securities laws. Cronus Resources meets this requirement.

  Continental Gold has a 100% interest in nine precious and base metal exploration properties in Colombia covering approximately 200,000 hectares.

  The Amalgamation presents an opportunity for Cronus Resources Shareholders to participate in a combined company which with a number of high quality exploration properties and experienced management.

  The ability to eliminate certain redundant general and administrative costs between Cronus Resources and Continental Gold.

  The expectation that the Resulting Issuer will have increased market capitalization that is anticipated to receive greater market attention, resulting in improved liquidity for Shareholders and an increased ability to secure financing.

Recommendation of the Directors

At a meeting of the board of directors of Cronus Resources held prior to entering into the Pre-Amalgamation Agreement, the board considered a business combination on the terms and conditions as provided in the Pre-Amalgamation Agreement and approved the entering into of the Pre-Amalgamation Agreement. The board of directors determined that the Amalgamation is in the best interests of Cronus Resources, and fair to Cronus Resources Shareholders and authorized submission of the Amalgamation to Cronus Resources Shareholders for approval.

The board of directors of Cronus Resources unanimously recommends that Cronus Resources Shareholders vote in favour of the Amalgamation Resolution.

At a meeting of the board of directors of Continental Gold held prior to entering into the Pre-Amalgamation Agreement, the board considered a business combination on the terms and conditions as provided in the Pre-Amalgamation Agreement and approved the entering into of the Pre-Amalgamation Agreement. The board of directors determined that the Amalgamation is in the best interests of Continental Gold, and fair to Continental Gold Shareholders and authorized submission of the Amalgamation to Continental Gold Shareholders for approval.

The board of directors of Continental Gold unanimously recommends that the Continental Gold Shareholders vote in favour of the Amalgamation Resolution.

The boards of directors of each of Continental Gold and Cronus Resources have determined that the fair value of the Continental Gold Shares is US $0.51866 per share. This is equivalent to CDN $1.50 per Amalco Share based on the exchange ratio pursuant to the Amalgamation of one (1) Amalco Share for every 2.69730 Continental Gold Shares, and the September 30, 2009 noon rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars of US $1.00 = CDN $1.0722.

Procedure for the Amalgamation to Become Effective

The Amalgamation is proposed to be carried out pursuant to Section 106 of the Bermuda Act. In order for the Amalgamation to become effective:

(a)	the Continuance and the Amalgamation must be approved by the Cronus Resources Shareholders in the manner provided in the Ontario Act and in accordance with the applicable securities laws;

(b)	the Amalgamation must be approved by the Continental Gold Shareholders in the manner provided in the Bermuda Act;

(c)	all conditions precedent to the Amalgamation, as set forth in the Pre-Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Certificate of Amalgamation must be issued by the Registrar under the Bermuda Act.

Provided that the above steps are carried out, the Certificate of Amalgamation is expected to be issued by the Registrar under the Bermuda Act on or before April 30, 2010.

Resale of Amalco Shares

The Amalco Shares to be issued to the Shareholders pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws, and such Amalco Shares will be "freely tradable" (other than any trading restrictions which may apply to the holdings of a Control Person and those subject to escrow as described under “Part V – Information Concerning The Resulting Issuer – Escrowed Securities”) under such applicable securities laws.

Proposed Directors and Management of Amalco

Pursuant to the Pre-Amalgamation Agreement, Robert W. Allen will be appointed the Chairman, Ari Sussman will be appointed Chief Executive Officer, Donald H. Christie will be appointed as the Chief Financial Officer of Amalco, Peter B. Bolt will appointed as the Vice President of Operations of Amalco, Stuart A. Moller will be appointed as the Vice President of Exploration of Amalco and Gustavo J. Koch will be appointed as the Corporate Secretary of Amalco. Continental Gold currently has eight directors, Robert W. Allen, Gordon F. Wylie, Roger Easterday, Rosie C. Moore, Jaime I. Gutiérrez, James S. Felton, Gustavo J. Koch and Gary P. Barket. The parties have agreed in the Pre-Amalgamation Agreement that the board of directors of Amalco shall consist of Robert W. Allen, James S. Felton, Ari Sussman, Jaime I. Gutiérrez and Patrick Anderson. It should be noted that upon approval of the Amalgamation Resolution, such individuals will be elected as directors of Amalco, to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the bye-laws of Amalco. For a complete description of these nominees, see "Part V – Information Concerning the Resulting Issuer – Directors and Senior Officers of the Resulting Issuer". See also, “Part IV – Information Concerning Continental Gold – Description of Business –Corporate Governance”. By approving the Amalgamation Resolution, the aforementioned nominees will become the directors of Amalco.

In the event that the Continental Gold Shareholders do not approve the Amalgamation, the nominated board of directors as described in this Information Circular will be voted upon by the Continental Gold Shareholders at the Continental Gold Meeting. See "Part II – Matters To Be Acted Upon At The Meetings – Election of Directors."

Escrowed Shares

A total of 35,097,441 Amalco Shares issued to certain Continental Gold Shareholders pursuant to the Amalgamation will be subject to the escrow requirements under the Escrow Agreement. See "Part V – Information Concerning The Resulting Issuer – Escrowed Securities".

Shareholder Approval

MANAGEMENT OF CRONUS RESOURCES INTENDS TO PLACE BEFORE THE CRONUS RESOURCES MEETING, FOR APPROVAL, WITH OR WITHOUT MODIFICATION, THE RESOLUTION AS MORE PARTICULARLY SET FORTH IN SCHEDULE "B" ATTACHED HERETO RELATING TO THE TERMS OF THE AMALGAMATION PURSUANT TO THE TERMS OF THE PRE-AMALGAMATION AGREEMENT.

MANAGEMENT OF CONTINENTAL GOLD INTENDS TO PLACE BEFORE THE CONTINENTAL GOLD MEETING, FOR APPROVAL, WITH OR WITHOUT MODIFICATION, THE AMALGAMATION RESOLUTION AS MORE PARTICULARLY SET FORTH IN SCHEDULE "B" ATTACHED HERETO RELATING TO THE APPROVAL OF THE AMALGAMATION PURSUANT TO THE TERMS OF THE PRE-AMALGAMATION AGREEMENT.

Pursuant to the requirements of the Ontario Act, the Amalgamation must be approved by a special resolution of Cronus Resources Shareholders consisting of a majority of not less than 2/3 or 66.6% of the votes cast. Pursuant to the requirements of the Bermuda Act, the Amalgamation must be approved by a special resolution of Continental Gold Shareholders consisting of a majority of not less than three quarters of the votes cast. If the Amalgamation Resolution does not receive the necessary approvals from Cronus Resources Shareholders and Continental Gold Shareholders present in person or by proxy at the respective Meetings, Cronus Resources and Continental Gold will not proceed with this transaction in this form. In such event, the board of directors of both corporations may reconsider the transaction in the hope of restructuring it in a form that will be satisfactory to Cronus Resources Shareholders and Continental Gold Shareholders, and applicable regulatory authorities.

UNLESS INSTRUCTED OTHERWISE, THE MANAGEMENT DESIGNEES OF CRONUS RESOURCES AND CONTINENTAL GOLD IN THE ACCOMPANYING INSTRUMENTS OF PROXY INTEND TO VOTE FOR THE AMALGAMATION RESOLUTION.

Effective Time of Amalgamation

If the special resolutions are passed and the other conditions to completion of the Amalgamation set forth in the Pre-Amalgamation Agreement are fulfilled or waived, the Amalgamation will be effected in accordance with the provisions of the Bermuda Act. The Amalgamation will become effective at 12:01 a.m. (Bermuda time) on the Effective Date being the date of issuance of the Certificate of Amalgamation by the Registrar under the Bermuda Act. It is currently anticipated that the Effective Date will be no later than April 30, 2010.

Exchange of Share Certificates

The procedures for the exchange of Cronus Resources Shares and Continental Gold Shares for Amalco Shares are set out in the Letter of Transmittal which accompanies this information circular. Additional copies of the Letter of Transmittal may be obtained from Cronus Resources and Continental Gold, as required.

If the Amalgamation does not become effective, the Letter of Transmittal will be of no effect and all deposited certificates representing Cronus Resources Shares and Continental Gold Shares will be returned forthwith to the holders entitled thereto. If the Amalgamation becomes effective, as soon as practicable after the Effective Date, certificates representing Amalco Shares will be forwarded to Cronus Resources Shareholders and Continental Gold Shareholders who have duly completed a Letter of Transmittal.

No certificates for fractional Amalco Shares will be issued. No Shareholders will be eliminated from Amalco as a result of the proposed Amalgamation. Fractional Amalco Shares shall be rounded up such that Cronus Resources Shareholders and Continental Gold Shareholders entitled to a fraction of an Amalco Share will be entitled to receive a whole Amalco Share.

Lost or Destroyed Share Certificates

Where a certificate representing Cronus Resources Shares, Continental Gold Shares or Amalco Shares has been lost, destroyed or wrongfully taken, the holder of such certificates should immediately contact Olympia Transfer Services Inc., the registrar and transfer agent of the Amalco Shares, so that arrangements can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by Amalco in connection with the issue of such replacement share certificate.

Rights of Dissenting Shareholders

The rights of dissenting Cronus Resources Shareholders with respect to the Amalgamation are the same as for the Continuance, and are described under “Part II – Matters to be Acted Upon at the Meetings – Continuance – Rights of Dissenting Shareholders”.

Any holder of Continental Gold Shares is entitled to be paid the fair value of such shares in accordance with section 106 of the Bermuda Act if the Continental Gold Shareholder does not vote in favour of the Amalgamation, and if the Amalgamation becomes effective. A holder of Continental Gold Shares is not entitled to object with respect to his Continental Gold Shares if he votes any of such shares in favour of the Amalgamation Resolution.

The following is a brief summary of section 106 of the Bermuda Act, the full text of which are attached as Schedule "H" to this Information Circular.

Any shareholder of a Bermuda company who did not vote in favour of the amalgamation and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice of the shareholder meeting apply to the Bermuda Court to appraise the fair value of his shares. Within one month of the Bermuda Court appraising the fair value of any shares the company shall be entitled either to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court, or to terminate the amalgamation. Where the Bermuda Court has appraised and the amalgamation has proceeded prior to the appraisal then, within one month of the Bermuda Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Bermuda Court the amalgamated company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Bermuda Court. No appeal is available from an appraisal by the Bermuda Court. The costs of any application to the Bermuda Court under the dissent provisions are in the discretion of the Bermuda Court. An amalgamation agreement may provide that at any time before the issue of a certificate of amalgamation the agreement may be terminated by the directors of an amalgamating company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating companies.

The foregoing summary does not purport to provide comprehensive statements of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of his Cronus Resources Shares or Continental Gold Shares. Section 185 of the Ontario Act and section 106 of the Bermuda Act require strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of these sections, the full texts of which are set out in Schedule "H" to this Information Circular, and consult his legal adviser.

STOCK OPTION PLAN

IF THE CONTINUANCE RESOLUTION AND THE AMALGAMATION RESOLUTION ARE NOT APPROVED BY EITHER OF THE CRONUS RESOURCES SHAREHOLDERS OR THE CONTINENTAL GOLD SHAREHOLDERS, THE FOLLOWING ITEM RELATING TO THE CRONUS RESOURCES MEETING AND THE CONTINENTAL GOLD MEETING, BEING THE APPROVAL OF THE STOCK OPTION PLAN, WILL BE WITHDRAWN AND WILL NOT BE CONSIDERED AT THE MEETING.

Subject to approval of the Continuance Resolution and the Amalgamation Resolution by the Cronus Resources Shareholders and the Continental Gold Shareholders, the Cronus Resources Shareholders and the Continental Gold Shareholders will be asked to consider and, if thought appropriate, to approve the Stock Option Plan Resolution, and to authorize Amalco’s board of directors to make any amendments thereto that may be required for the purpose of obtaining any necessary regulatory approvals. Pursuant to the Stock Option Plan Resolution, the Stock Option Plan (a copy of which is attached hereto as Schedule “G”) will be the stock option plan for Amalco. If the Stock Option Plan is approved by Shareholders, the Amalco Stock Options will be subject to the terms of the Stock Option Plan. Cronus Resources has granted a total of 943,750 Cronus Resources Stock Options pursuant to the Cronus Resources stock option plan which will be exchanged for a total of 400,382 Amalco Stock Options pursuant to the Amalgamation. See “Part II – Matters to be Acted Upon at the Meetings – The Amalgamation” and “Part III-Information Concerning Cronus Resources – Executive Compensation”. Continental Gold has granted a total of 5,700,000 Continental Gold Stock Options pursuant to the Continental Gold stock option plan which will be exchanged for a total of 2,113,225 Amalco Stock Options pursuant to the Amalgamation. See “Part II – Matters to be Acted Upon at the Meetings – The Amalgamation” and “Part IV- Information Concerning Continental Gold –Executive Compensation”.

The Stock Option Plan provides for the acquisition of Amalco Shares by directors, officers, employees or Consultants (as defined in the Stock Option Plan) of Amalco, or any affiliated entity of Amalco, for the purpose of advancing the interests of Amalco through the motivation, attraction and retention of key employees and directors and to secure for Amalco and the shareholders of Amalco the benefits inherent in the ownership of Amalco Shares by key employees and directors, it being generally recognized that stock option plans can aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in such company.

The following information is intended to be a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan as set out in Schedule “G”, subject to any revisions or amendments deemed necessary by the board of directors of Amalco:

(a)

The aggregate number of Amalco Shares which may be issued under the Stock Option Plan shall not exceed 10% (the “Plan Maximum”) of the aggregate number of Amalco Shares then issued and outstanding (calculated on a non-diluted basis). Based upon 71,166,610 Amalco Shares outstanding upon completion of the Amalgamation, 7,116,667 Amalco Shares may be reserved and set aside for issuance under the Stock Option Plan.

(b)

The maximum number of Amalco Shares which may be reserved for issuance to insiders of Amalco pursuant to the Stock Option Plan at any given time, shall not exceed 10% of the total number of Amalco Shares then outstanding.

(c)

The maximum number of Amalco Shares which may be issued to any one person or entity pursuant to the Stock Option Plan, within any one year period shall not exceed 5% of the total number of Amalco Shares then outstanding.

(d)

Any Amalco Share subject to an option which has been granted under the Stock Option Plan and which has been cancelled, repurchased, expired or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available under the Stock Option Plan. No fractional Amalco Shares shall be issued, and the board of directors of Amalco may determine the manner in which fractional share value shall be treated.

(e)

The option price of any Amalco Shares in respect of which an option may be granted shall be fixed by the board of directors of Amalco but shall be not less than the volume weighted average trading price (calculated in accordance with the rules and policies of the TSX) of the Amalco Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Amalco Shares occurs, for the five trading days immediately preceding the day the option is granted.

(f)

Unless the board of directors of Amalco determines otherwise, options issued pursuant to the Stock Option Plan will vest as follows: (i) one-third upon grant; (ii) one-third upon the first anniversary of the grant; and (iii) one-third on the second anniversary of the grant.

(g)	Options granted under the Stock Option Plan may be exercisable over a period not exceeding ten (10) years.

(h)

In the event of the Termination (as defined in the Stock Option Plan) with cause of an optionee, each option held by such optionee will cease to be exercisable on the earlier of the expiry of its term and the date of the Termination, or such longer or shorter period as determined by the board of directors of Amalco. In the event of the Termination without cause, or the retirement of an optionee, each option held by such optionee will cease to be exercisable within a period of 90 days after the date of the Termination or retirement date, as the case may be, or such longer or shorter period as determined by the board of directors of Amalco. No option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such option; and (ii) 36 months following the date of Termination or retirement date, as the case may be, of the optionees. If any portion of an option has not vested on the Termination or retirement date, as the case may be, the optionee may not, after the Termination date or retirement date, as the case may be, exercise such portion of the option which has not vested, provided that the board of Amalco may determine at any time, including for greater certainty at any time subsequent to the date of grant of the options, that such portion of the option vests automatically or pursuant to a vesting schedule determined by the board.

(i)

In the event of death of an optionee, the legal representative of the optionee may exercise the option within a period after the date of the optionee’s death as determined by the board, provided that no option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such option and (ii) 12 months following the date of the death of the optionee but only to the extent that the options were by their terms exercisable on the date of death. The board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the options, that such portion of the option vest automatically or pursuant to a vesting schedule determined by the board.

(j)	Options are non-assignable, except in certain circumstances.

(k)	The Stock Option Plan does not provide for any financial assistance upon the exercise of options.

(l)

The board of directors of Amalco may amend the Stock Option Plan at any time, provided, however, that no such amendment may materially and adversely affect any option previously granted to an optionee without the consent of the optionee, except to the extent required by law. Any such amendment shall be subject to all necessary regulatory approvals. The board of directors of Amalco will have the power to approve amendments relating to the Stock Option Plan or to options, without further approval of the shareholders of Amalco, which amendments relate to any of the following: i) amendments of a “housekeeping” or clerical nature; ii) a change to the vesting provisions of a security or the Stock Option Plan; iii) amendments to reflect any requirements of any regulatory authorities to which Amalco is subject, including the TSX; iv) a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; v) acceleration of vesting upon a change of control and merger and acquisition (as defined in the Stock Option Plan); vi) determination of entitlements for the holders of options in the case of a transaction which results in change of control (as defined in the Stock Option Plan); vii) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the reserve under the Stock Option Plan; and viii) amendments to reflect changes to applicable laws or regulations. The board of directors of Amalco will have the power to approve amendments relating to the Stock Option Plan or to options, but only with the approval of the shareholders of Amalco, to the extent that such amendments relate to any of the following: i) the number of Amalco Shares issuable under the Stock Option Plan including an increase to a fixed maximum number of Amalco Shares or a change from a fixed maximum number of Amalco Shares to a fixed maximum percentage; ii) any change to the definition of the “Eligible Persons” which would have the potential of broadening or increasing insider participation; iii) the addition of any form of financial assistance; iv) any amendment to a financial assistance provision which is more favourable to the participants; v) any addition of a cashless exercise feature payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve; vi) the addition of a deferred or restricted share unit or any other provision which results in participants receiving Amalco Shares while no cash consideration is received by Amalco (other than a cashless exercise discussed above); vii) discontinuance of the Stock Option Plan; viii) any other amendments that may lead to significant and unreasonable dilution in Amalco’s outstanding securities or may provide additional benefits to Eligible Persons (as defined in the Stock Option Plan), especially insiders of Amalco at the expense of Amalco and the existing Amalco Shareholders.

(m)

Where the expiry date for an option occurs during a “Blackout Period”, being an interval of time during which Amalco has determined that one or more participants may not trade any securities of Amalco because they may be in possession of confidential information pertaining to Amalco, the expiry date for such option shall be extended to the date that is 10 business days following the end of such Blackout Period.

The approval by Cronus Resources Shareholders and Continental Gold Shareholders requires a favourable vote of a majority of the Cronus Resources Shares and Continental Gold Shares voted in respect thereof at the respective shareholder meeting excluding the votes case by interested shareholders being those Cronus Resources Shareholders and Continental Gold Shareholders who currently hold Cronus Resources Stock Options and Continental Gold Stock Options or may be entitled to be granted options under the Stock Option Plan.

UNLESS INSTRUCTED OTHERWISE, THE MANAGEMENT DESIGNEES OF CRONUS RESOURCES AND CONTINENTAL GOLD IN THE ACCOMPANYING INSTRUMENTS OF PROXY INTEND TO VOTE FOR THE STOCK OPTION PLAN RESOLUTION.

ELECTION OF DIRECTORS

THE FOLLOWING ITEM OF BUSINESS RELATING TO THE ANNUAL MEETING OF CONTINENTAL GOLD, BEING THE ELECTION OF DIRECTORS OF CONTINENTAL GOLD IS PART OF THE ANNUAL BUSINESS OF THE CONTINENTAL GOLD MEETING. IF THE AMALGAMATION RESOLUTION IS APPROVED BY CRONUS RESOURCES SHAREHOLDERS AND THE CONTINENTAL GOLD SHAREHOLDERS, AND THE AMALGAMATION BECOMES EFFECTIVE, THE DIRECTORS OF AMALCO WILL BE THOSE INDIVIDUALS SPECIFIED UNDER “PART IV –INFORMATION CONCERNING THE RESULTING ISSUER – DIRECTORS AND OFFICERS”.

Management of Cronus Resources and of Continental Gold do not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meetings, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Bermuda Act and the bye-laws of Continental Gold.

The management designees named in the accompanying Instrument of Proxy of Continental Gold intend, unless otherwise directed, to vote in favour of setting the number of directors of Continental Gold at six and the election, as directors, of the five nominees whose names are set forth under the heading "Part V –Information Concerning the Resulting Issuer – Directors, Officers and Promoters". In order to be effected, this resolution must be approved by a simple majority of the votes cast in respect thereof. In the case of two of the nominees, Messrs. Sussman and Anderson, their election will be effective upon the Amalgamation Resolution receiving requisite shareholder approval at the Continental Gold Meeting. It is anticipated that the board of directors of Amalco will fill the single vacancy on the board of directors immediately following the Continental Gold Meeting.

APPOINTMENT OF AUDITORS

THE FOLLOWING ITEM OF BUSINESS RELATING TO THE ANNUAL MEETING OF CONTINENTAL GOLD, BEING THE APPOINTMENT OF AUDITORS OF CONTINENTAL GOLD IS PART OF THE ANNUAL BUSINESS OF THE CONTINENTAL GOLD MEETING.

The management designees named in the accompanying Instrument of Proxy of Continental Gold intend, unless otherwise directed, to vote FOR the appointment of McGovern, Hurley, Cunningham, LLP, Chartered Accountants, Toronto, Ontario, as the auditors of Continental Gold to hold office until the next annual meeting of Shareholders and authorizing the directors to fix the remuneration of the auditors.

Pursuant to the Pre-Amalgamation Agreement, McGovern, Hurley, Cunningham, LLP, Chartered Accountants, Toronto, Ontario, will be appointed as the auditors of Amalco if the Amalgamation becomes effective.

McGovern, Hurley, Cunningham, LLP, Chartered Accountants, have been the auditors of Continental Gold since incorporation for the 2007 and 2008 fiscal years. Stern & Lovrics LLP, Chartered Accountants, have been the auditors of Cronus Resources since incorporation for the 2007 and 2008 financial years. Pursuant to the change of auditor disclosure requirements of National Instrument 51-102 – Continuous Disclosure Obligations, no reporting package will be produced with respect to the auditors of Amalco, as there is no obligation to produce a reporting package on the change of auditors of a reporting issuer where, in amongst other circumstances, the following three conditions are met: (i) the termination is in connection with an amalgamation, (ii) the termination has been disclosed in the Information Circular which is being delivered (by regular mail) to holders of Cronus Resources Shares and Continental Gold Shares, (iii) no “reportable event” (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) has occurred.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF CRONUS RESOURCES SHARES, CRONUS RESOURCES WARRANTS, CONTINENTAL GOLD SHARES AND CONTINENTAL GOLD WARRANTS

In the opinion of Fogler, Rubinoff LLP, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable in respect of the Continuance and the Amalgamation, as the case may be, to a holder of Cronus Resources Shares or Continental Gold Shares who, for purposes of the Tax Act and at all relevant times, is a resident of Canada, holds the Cronus Resources Shares, Cronus Resources Warrants, Continental Gold Shares, Continental Gold Warrants and Amalco Shares as capital property, deals at arm’s length with each of Cronus Resources, Continental Gold and Amalco, is not affiliated with Cronus Resources, Continental Gold or Amalco and to whom none of Cronus Resources, Continental Gold or Amalco is a foreign affiliate. This summary is not applicable to a holder which is a “financial institution” or a “specified financial institution” as defined in the Tax Act nor to a holder of an interest which is a tax shelter investment. Generally, securities will be considered to be capital property to the holder thereof unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade.

This summary does not address the income tax considerations of exercising, cancelling or otherwise disposing of any options or warrants to acquire shares, nor does it address all issues relevant to Cronus Resources Shareholders or Continental Gold Shareholders who acquired shares on the exercise of options or warrants. This summary does not address the income tax consequences of exchanging Continental Gold Convertible Debentures for Amalco Shares and Amalco Debenture Warrants, nor the exchange of Cronus Resources Stock Options for Amalco Stock Options, nor the exchange of Continental Gold Stock Options for Amalco Stock Options. This summary also does not address the income tax consequences of exchanging Continental Gold Financing Receipts for Amalco Shares and Amalco Financing Warrants. This summary also does not address the income tax consequences to persons who are not resident of Canada for purposes of the Tax Act or any applicable income tax treaty. Such securityholders should consult their own tax advisors with respect to the Amalgamation.

This summary is based upon the current provisions of the Tax Act, the Regulations thereunder, all proposed amendments to the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date of this Information Circular. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or administrative policies or assessing practices of the CRA, nor does it take into account the tax law of any province, territory or foreign jurisdiction. There can be no assurance that the Proposed Amendments will be enacted in the form currently proposed or at all.

This summary is based on the assumption that each of Cronus Resources and Continental Gold will not be at the time of the Amalgamation, a resident of Canada for the purposes of the Tax Act and that Amalco will not be a resident of Canada for the purposes of the Tax Act at any relevant time.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder. Holders of Cronus Resources Shares and Continental Gold Shares should consult their own tax advisers to determine the tax consequences to them of the Amalgamation.

The Continuance

The Continuance of Cronus Resources from the Province of Ontario to Bermuda should not give rise to a taxable event to a holder of Cronus Resources Shares and Cronus Resources Warrants (other than a holder who exercises the dissent rights described under the heading “Part II – Matters to be Acted Upon at the Meetings – The Continuance –Rights of Dissenting Shareholders”).

The Amalgamation

A holder of Cronus Resources Shares or Continental Gold Shares who disposes of Cronus Resources Shares or Continental Gold Shares on the Amalgamation in exchange for Amalco Shares will generally be deemed to have disposed of such shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the Amalgamation, thereby realizing neither a capital gain nor a capital loss by virtue of such disposition. Such a holder of Cronus Resources Shares or Continental Gold Shares will generally be deemed to have acquired the Amalco Shares at a cost equal to the adjusted cost base to the holder immediately before the Amalgamation of the Cronus Resources Shares or Continental Gold Shares, as the case may be.

A holder of Cronus Resources Warrants or Continental Gold Warrants who disposes of Cronus Resources Warrants or Continental Gold Warrants on the Amalgamation in exchange for Amalco Warrants will generally be deemed to have disposed of such warrants for proceeds of disposition equal to the adjusted cost base of such warrants immediately before the Amalgamation, thereby realizing neither a capital gain nor a capital loss by virtue of such disposition. Such a holder of Cronus Resources Warrants or Continental Gold Warrants will generally be deemed to have acquired the Amalco Warrants at a cost equal to the adjusted cost base to the holder immediately before the Amalgamation of the Cronus Resources Warrants or Continental Gold Warrants, as the case may be.

A holder of Cronus Resources Shares, Cronus Resources Warrants, Continental Gold Shares or Continental Gold Warrants may choose to file a tax return recognizing a capital gain or capital loss on the exchange of such securities for Amalco Shares or Amalco Warrants, as the case may be, under the Amalgamation, in such holder's taxation year which includes the date upon which the Amalgamation took place. In such event, the holder will be considered to have disposed of such shares or warrants for proceeds of disposition equal to the fair market value of the Amalco Shares or Amalco Warrants, as the case may be, received on the exchange. Such holder will realize a capital gain to the extent that such proceeds of disposition exceed (or are less than) the adjusted cost base of that holder's shares or warrants disposed of immediately before the exchange and any reasonable costs of disposition. Any holder of Cronus Resources Shares, Cronus Resources Warrants, Continental Gold Shares or Continental Gold Warrants that chooses to recognize a capital gain or capital loss will acquire the Amalco Shares, or Amalco Warrants, as the case may be, at a cost equal to the fair market value of such Amalco Shares or Amalco Warrants received on the exchange. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Capital Gains and Capital Losses". It is not possible for a holder of Cronus Resources Shares, Cronus Resources Warrants, Continental Gold Shares or Continental Gold Warrants to elect to recognize only a portion of the gain otherwise realized on a disposition of such shares or warrants using the mechanism described above.

Dissenting Shareholders

Dissenting shareholders are advised to consult with their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of the dissent rights described under “Part II – Matters to be Acted Upon at the Meetings – The Continuance – Rights of Dissenting Shareholders”. A shareholder who dissents from the Continuance and thereby becomes entitled to a cash payment that is ultimately paid by Amalco should generally be considered to have realized a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition of the Cronus Resources Shares (which will be equal to the amount of the cash payment less any portion that is in respect of interest) exceed (or are exceeded by) the aggregate of the adjusted cost base of the Cronus Resources Shares and any reasonable costs of disposition. Any amount in respect of interest received by a dissenting shareholder will be included in such dissenting shareholder’s income in accordance with the provisions of the Tax Act.

The date of disposition of shares disposed of by reason of a shareholder exercising such shareholder’s dissent rights is unclear and dissenting shareholders should consult their tax advisers in this regard.

Dividends on Amalco Shares

Dividends received or deemed to have been received by a holder of Amalco Shares will be included in computing the shareholder’s income. In the case of an individual shareholder, such dividends will not be eligible for the gross-up and dividend tax credit treatment normally applicable to dividends received from taxable Canadian corporations and in the case of a corporate holder such dividends will not be deductible in computing taxable income. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

Disposition of Amalco Shares

On the disposition or deemed disposition of Amalco Shares, a holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the holder’s adjusted cost base of the Amalco Shares.

Capital Gains and Capital Losses

Generally, only one-half of any capital gain (a “taxable capital gain”) is required to be included in the holder’s income in the taxation year of disposition, and one-half of any capital loss (an “allowable capital loss”) may be deducted against taxable capital gains realized in the taxation year of disposition. Allowable capital losses that cannot be deducted from taxable capital gains in the year of disposition can generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and in the circumstances set out in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act. A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

Foreign Property Information Reporting

A holder of Amalco Shares or Amalco Warrants that is a specified Canadian entity for a taxation year or a fiscal period and whose total cost amount of specified foreign property, including Amalco Shares or Amalco Warrants at any time in a taxation year or fiscal period exceeds $100,000 will be required to file an information return for the year or period disclosing prescribed information. With some exceptions, a taxpayer resident in Canada in the year will generally be a specified Canadian entity. Holders of Amalco Shares or Amalco Warrants should consult their own advisors regarding the reporting obligations under these rules.

Foreign Investment Entity Draft Legislation

On July 18, 2005, the Minister of Finance released revised draft legislation (the “proposed rules”) relating to the income tax treatment of investments by Canadian residents in foreign investment entities (“FIEs”). In general terms, the draft legislation applies to a participating interest in a FIE, other than an exempt interest. The Amalco Shares will generally not be an exempt interest.

The proposed rules will not apply unless Amalco is an FIE. If Amalco is an FIE, a Canadian resident shareholder would be required to take into account in computing income, on an annual basis, an amount based on a prescribed rate of return on the “designated cost” of the Amalco Shares held by the Canadian resident. Alternatively, if certain conditions are met and the Canadian resident so elects, the Canadian resident would be required to take into account in computing income either (i) any increase (or decrease) in the value of the Amalco Shares during each taxation year (subject to a special rule providing for deemed capital gains treatment), or (ii) the Canadian resident’s relevant share of the underlying income of Amalco, calculated in accordance with Canadian tax rules (whether or not cash distributions were received by the Canadian resident).

No determination has been made as to whether or not Amalco will be an FIE and Canadian residents are urged to consult their own tax advisors in this regard.

Qualified Investments for Certain Tax Exempt Entities

Provided that the Amalco Shares are listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX and Tier 1 and Tier 2 of the TSXV), the Amalco Shares will, while so listed, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and the tax-free savings accounts. Notwithstanding that the Amalco Shares are qualified investments for a trust governed by a tax-free savings account, a holder of Amalco Shares will be subject to a penalty tax if the Amalco Shares held in a tax-free savings account are a “prohibited investment” under the Tax Act. The Amalco Shares generally will not be a “prohibited investment” unless the owner of a tax-free savings account does not deal at arm’s length with Amalco, or the holder has a “significant interest” (within the meaning of the Tax Act) in Amalco or a corporation, partnership or trust with which the Resulting Issuer does not deal at arm’s length for the purposes of the Tax Act. Shareholders should consult their own tax advisors as to whether the common stock will be a “prohibited investment” in their particular circumstances.

RESALE OF AMALCO SHARES

The issuance of Amalco Shares pursuant to the Amalgamation to holders of Cronus Resources Shares and Continental Gold Shares resident in each of the provinces and territories of Canada is exempt from the prospectus and registration requirements of the securities laws of those provinces and territories.

If the Amalgamation is completed, holders of Cronus Resources Shares and Continental Gold Shares resident in each of the provinces and territories of Canada will receive Amalco Shares pursuant to the Amalgamation which may be resold free of prospectus requirements and statutory hold periods of the securities laws of those provinces and territories, (subject to compliance with the provisions thereof governing resales of securities received pursuant to a business combination). Any person, company or a combination of persons or companies holding a sufficient number of Amalco Shares to affect materially the control of Amalco will nevertheless be restricted in reselling Amalco Shares received pursuant to the Amalgamation. Cronus Resources Shareholders and Continental Gold Shareholders resident outside of these jurisdictions should consult with their own adviser with respect to any resale of Amalco Shares received pursuant to the Amalgamation.

Notwithstanding the foregoing, certain Amalco shareholders will be subject to the terms of an escrow agreement. See “Part V – Information Concerning the Resulting Issuer – Escrowed Securities”.

PART III – INFORMATION CONCERNING CRONUS RESOURCES

CORPORATE STRUCTURE

The full corporate name of Cronus Resources is "Cronus Resources Ltd." The registered and head office of Cronus Resources is located at 1 University Avenue, Suite 401, Toronto, Ontario M5J 2P1.

Cronus Resources was incorporated pursuant to the Company Act (British Columbia) on July 2, 1986 under the name Crest Resources Ltd. By Special Resolution filed with the Registrar of Companies on March 23, 1992 Cronus Resources changed its name to Sentinel Resources Ltd., consolidating the authorized share capital of Cronus Resources from 20,000,000 Cronus Resources Shares to 6,666,667 Cronus Resources Shares and increasing the authorized share capital from 6,666,667 Cronus Resources Shares to 20,000,000 Cronus Resources Shares. By Special Resolution filed with the Registrar of Companies on August 30, 1995 Cronus Resources changed its name to Ulysses International Resources Ltd. By Certificate of Continuance dated October 12, 1995 Cronus Resources continued from the Province of British Columbia to Bermuda. By Certificate of Incorporation on Change of Name Cronus Resources change its name to Auric Resources Ltd. on April 23, 2001. By Articles of Continuance dated November 1, 2001 Cronus Resources continued from Bermuda to the Yukon Territory and changed its name to Lalo Ventures Ltd. By Certificate of Continuation dated July 29, 2005 Cronus Resources continued from the Yukon Territory to the Province of British Columbia. By Notice of Alteration dated December 16, 2005 Cronus Resources changed its name from Lalo Ventures Ltd. to Sunrise Minerals Inc. By Notice of Alteration dated March 10, 2008 Cronus Resources changed its name from Sunrise Minerals Inc. to Cronus Resources Ltd. By Articles of Continuance dated November 23, 2009 Cronus Resources continued from the Province of British Columbia to the Province of Ontario.

INTER-CORPORATE RELATIONSHIPS

As of the date hereof, Cronus Resources has no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Cronus Resources was incorporated under the Company Act (British Columbia) on July 2, 1986. The Cronus Resources Shares trade on the TSXV under the symbol "CZR".

Cronus Resources was founded to explore for mineral resources on various properties. Since its incorporation Cronus Resources has held interests and conducted mineral exploration on a series of properties.

Cronus Resources currently has a portfolio of properties in Baha, Mexico on which it has been conducting exploration activities pursuant to an option dated September 9, 2004 to acquire a 100% interest in such properties.

FINANCING

Continental Gold Convertible Debentures

On November 27, 2009, Continental Gold issued the Continental Gold Convertible Debentures in the principal amount of CDN $3,000,000 issued at par, secured by a guarantee of Robert W. Allen, bearing interest at the per annum rate of 2% plus prime specified by the Canadian Imperial Bank of Commerce, with interest accruing from the date of issue and maturing on November 27, 2011, with the first interest payment due on March 31, 2010, and payable monthly in arrears thereafter. The Continental Gold Convertible Debentures are automatically convertible into units immediately prior to the Amalgamation at a price of CDN $0.55611 per unit pre-Amalgamation. The Continental Gold Convertible Debentures are convertible if and only if the Amalgamation has been completed substantially in accordance with the terms of the Pre-Amalgamation Agreement. For greater certainty,

(i)

if the Amalgamation is completed substantially in accordance with the terms of the Pre- Amalgamation Agreement, the shares and warrants underlying the units shall convert into shares and warrants of the Resulting Issuer on the basis of the exchange ratios specified in the Pre-Amalgamation Agreement which, based on the terms of the Pre-Amalgamation Agreement, would result in a deemed conversion price of CDN $1.50 per unit of the Resulting Issuer, and

(ii)	if the Amalgamation is not completed substantially in accordance with the Pre-Amalgamation Agreement, such conversion right will no longer be of any force or effect.

Each unit will ultimately consist of one Amalco Share and one Amalco Debenture Warrant following completion of the Amalgamation. Each whole Amalco Debenture Warrant will entitle the holder to acquire one Amalco Share for a period of two years after the Effective Date at a price equal to CDN. $1.75 per Amalco Share. In the event that the closing price of the Amalco Shares on the TSX or the TSXV, as applicable, is in excess of CDN. $3.50 for a period of 20 consecutive trading days at any time after the issuance of the Amalco Debenture Warrants, the Resulting Issuer may, at its option, accelerate the expiry date of the Amalco Debenture Warrants by giving notice to the holders thereof and, in such case, the Amalco Debenture Warrants will expire at 4:00 pm (Toronto time) on the date which is the earlier of: (i) the 30th day after the date on which such notice is given by the Resulting Issuer; and (ii) the two year anniversary of the Effective Date.

Continental Gold Financing Subscription Receipts

Continental Gold completed the Continental Gold Financing consisting of the sale of 19,166,667 Continental Gold Financing Subscription Receipts at a price of CDN $1.50 per Continental Gold Financing Subscription Receipt for gross proceeds of CDN $28,750,000.

Each Continental Gold Financing Subscription Receipt shall be deemed to be exchanged, without payment of any additional consideration and subject to adjustment, for one Continental Gold Financing Unit at the Effective Time. Each Continental Gold Financing Unit will consist of one Amalco Share and one-half of one Amalco Financing Warrant. Upon the closing of the Continental Gold Financing, the gross proceeds of the Continental Gold Financing will be deposited in escrow and constitute the Escrowed Funds. The Escrowed Funds will be released from escrow to Continental Gold after deducting the Agent’s commission and an advisory fee equal to a total of 7% of the aggregate gross proceeds immediately prior to the Effective Time. In the event that the Amalgamation does not occur on or before April 30, 2010, the Escrowed Funds, plus any accrued interest earned thereon, shall be returned pro rata to each holder of the Continental Gold Financing Subscription Receipts in exchange for the Continental Gold Financing Subscription Receipts held by such holder.

The Agent received the Continental Gold Financing Compensation Options to be exchanged at the Effective Time for Amalco Financing Compensation Options entitling the Agent to subscribe for that number of Continental Gold Financing Units of Continental Gold as is equal to 7% of the total number of Continental Gold Financing Subscription Receipts sold pursuant to the Continental Gold Financing. Each Amalco Financing Compensation Option will be exercisable to acquire one Continental Gold Financing Unit at CDN $1.50 for a period of one year from the Effective Time.

SELECTED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Information

Financial Information Comparison

The following tables present selected financial information for Cronus Resources for the periods indicated. These tables should be read in conjunction with the audited consolidated financial statements of Cronus Resources the years ended December 31, 2008, 2007 and 2006, and the unaudited interim financial statements of Cronus Resources for the nine months ended September 30, 2009 and the respective notes thereto set forth in Schedule "D" to this Information Circular. This table contains financial information derived from financial statements that have been prepared in accordance with Canadian generally accepted accounting principles.

Statements of Operations:

	Period ended September 30, 2009 (unaudited) (CDN $)	Year ended Dec 31, 2008 (audited) (CDN $)	Year ended Dec 31, 2007 (audited) (CDN $)	Year ended Dec 31, 2006 (audited) (CDN $)
Total Revenues	-	-	-	-
Total Expenses	327,995	671,728	1,302,642	1,116,327
Amounts deferred in connection with Amalgamation	10,000	-	-	-
Income (Loss)	(327,995)	(671,728)	(1,302,642)	(1,116,327)
Income (Loss) from continuing operations per Cronus Resources Share	(0.03)	(0.07)	(0.16)	(0.20)

Balance Sheet:

	Period ended September 30, 2009 (unaudited) (CDN $)	Year ended Dec 31, 2008 (audited) (CDN $)	Year ended Dec 31, 2007 (audited) (CDN $)	Year ended Dec 31, 2006 (audited) (CDN $)
Total Assets	2,594,400	2,161,970	2,587,517	1,464,914
Total Liabilities	182,606	277,361	171,557	267,335
Shareholder's Equity	2,411,794	1,884,609	2,415,960	1,197,579

Management's Discussion and Analysis

Cronus Resources' management's discussion and analysis for the periods ended December 31, 2008 and September 30, 2009 have been filed on SEDAR at www.sedar.com and are incorporated herein by reference. You may obtain a copy of such management's discussion and analysis free of charge by requesting same from Cronus Resources' secretary at 1 University Avenue, Suite 401, Toronto, Ontario, Canada M5J 2P1, telephone 416-643-7655.

DESCRIPTION OF SECURITIES

Cronus Resources is authorized to issue an unlimited number of Cronus Resources Shares without nominal or par value. As of the date hereof, there were 15,321,274 Cronus Resources Shares issued and outstanding. The holders of the Cronus Resources Shares are entitled to receive notice of and to attend any meeting of the Shareholders and have the right to one vote per Cronus Resources Share thereat. The holders of Cronus Resources Shares are entitled to receive any dividend declared by the Board, and have the right to receive a proportionate amount, on a per share basis, of the remaining property of Cronus Resources on its dissolution, liquidation, winding up or other distribution of its assets or property among its Shareholders for the purpose of winding up its affairs.

As of the date hereof, 943,750 options to acquire Cronus Resources Shares are outstanding with the exercise prices ranging from CDN $0.355 per Cronus Resources Share to CDN $0.68 per Cronus Resources Share and 4,453,750 Cronus Resources Share purchase warrants are issued and outstanding with exercise prices between CDN $0.15 per Cronus Resources Share and CDN $0.88 per Cronus Resources Share.

DIVIDENDS

Cronus Resources has neither declared nor paid any dividends on the Cronus Resources Shares and does not currently anticipate paying dividends.

STOCK OPTION PLAN

Cronus Resources currently operates a rolling incentive stock option plan (the "Stock Option Plan") pursuant to the policies of the TSXV which provides that the board of directors of Cronus Resources may from time to time, in its discretion, grant to directors, officers, employees and consultants of Cronus Resources, or any subsidiary of Cronus Resources, options to purchase Cronus Resources Shares, provided that the number of Cronus Resources Shares reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Cronus Resources Shares at the date of grant. The Stock Option Plan authorizes the board of directors to grant stock options to participants on the following terms:

1.

The number of Cronus Resources Shares subject to each option is determined by the board of directors provided that the Rolling Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

(a)	the number of Cronus Resources Shares reserved for issuance pursuant to stock options granted to any one person exceeding 5% of the issued Cronus Resources Shares;

(b)

the issuance, within a one year period, to insiders of Cronus of a number of Cronus Resources Shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2%; or to an employee (as defined by the TSXV) who provides Investor Relations services of a number exceeding 2% of the issued Cronus Resources Shares.

2.

The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if Cronus is listed on Tier 2, TSXV or without any allowable discount if Cronus is listed on Tier 1, TSXV or on the TSX.

3.	The options may be exercisable for a period of up to 5 years. The options may be exercisable for a period of up to 10 years if Cronus is listed on Tier 1, TSXV, or on the TSX.

4.

The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Rolling Plan or within a period of not more than 90 days (30 days for providers of investor relations services) after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

5.	On the occurrence of a takeover bid, issuer bid or going private transaction, the board of directors will have the right to accelerate the date on which any option becomes exercisable.

PRIOR SALES

The following table summarizes the sales of securities of Cronus within the twelve months prior to the date of this Information Circular.

Cronus Resources Shares
Date of Issuance	Number of Cronus Resources Shares	Price	Description of Issuance
July 27, 2009	875,000	CDN $0.20	Private placement with 437,500 Cronus Resources Warrants, each whole warrant entitling the holder to acquire one Cronus Resources Share at CDN $0.40 for a period of two years.

Cronus Resources Shares
Date of Issuance	Number of Cronus Resources Shares	Price	Description of Issuance
August 5, 2009	1,845,000	CDN $0.20	Private placement with 812,500 Cronus Resources Warrants, each whole warrant entitling the holder to acquire one Cronus Resources Share at CDN $0.40 for a period of two years.
Total	2,720,000

Cronus Resources Warrants
Date of Issuance	Number of Cronus Resources Shares Under Warrants	Exercise Price per Cronus Resources Share	Description of Issuance
July 27, 2009	437,500	CDN $0.40	Private placement with 437,500 Cronus Resources Warrants, each whole warrant entitling the holder to acquire one Cronus Resources Share at CDN $0.40 for a period of two years.
August 5, 2009	922,500	CDN $0.40	Private placement with 812,500 Cronus Resources Warrants, each whole warrant entitling the holder to acquire one Cronus Resources Share at CDN $0.40 for a period of two years.
Total	1,470,000

PRICE RANGE AND TRADING VOLUME OF THE CRONUS RESOURCES SHARES

The following table sets forth the high and low closing prices and volumes of the trading of the Cronus Resources Shares on the TSXV for the periods indicated:

Year	Period	Price Range		Trading Volume
		High	Low
2009	October 2009(1)	$0.62	$0.56	44,900
	July 1 – September 30, 2009	$0.45	$0.21	834,100
	April 1 – June 30, 2009	$0.30	$0.18	454,400
	January 1 – March 31 2009	$0.30	$0.10	172,000
2008	October 1 – December 31, 2008	$0.14	$0.05	589,100
	July 1 – September 30, 2008	$0.41	$0.20	187,000

Year	Period	Price Range		Trading Volume
		High	Low
	April 1 – June 30, 2008	$0.46	$0.34	543,800
	January 1 – March 31, 2008	$0.75	$0.12	960,800
2007	October 1 – December 31, 2007	$0.25	$0.12	8,710,000

Note:	(1)

The Cronus Shares were halted from trading on the TSXV on October 8, 2009 pending the announcement of the Amalgamation. As of the date hereof, the trading of the Cronus Shares on the TSXV remains halted.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date of this Information Circular, there were 15,321,274 Cronus Resources Shares issued and outstanding, which are the only outstanding voting securities of Cronus Resources. Each Cronus Resources Share entitles the holder thereof to one vote per share.

The following table shows, as of the date of this Information Circular, each person who is known to Cronus Resources, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of Cronus Resources entitled to be voted at the Cronus Resources Meeting.

Name of Shareholder & Municipality of Residence	Voting Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of Cronus Resources(1)	As at the date of the Amalgamation (assuming completion of the Amalgamation and the Continental Gold Financing)(2)
Pasquale DiCapo Toronto, Ontario	1,750,000 Cronus Resources Shares	11.4%	1.05%
Ari B. Sussman Toronto, Ontario	1,548,360 Cronus Resources Shares	10.1%	0.9%

Notes:
(1)	Based on 15,321,274 issued and outstanding Cronus Resources Shares.
(2)	Based on 71,166,610 issued and outstanding Amalco Shares.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which directors and executive officers of Cronus Resources may be subject in connection with the operations of Cronus Resources. Some of the directors and executive officers of Cronus Resources are, or may be, directors or executive officers of other corporations engaged in similar business ventures, and situations may arise where such directors and executive officers of such other corporations will be in direct conflict with Cronus Resources. Conflicts, if any, will be subject to the procedures, requirements and remedies under the Business Corporations Act (Ontario).

Other than as set out herein, to the best of its respective knowledge, Cronus Resources is not aware of the existence of any existing or potential material conflicts of interest between Cronus Resources and any of the individuals proposed for appointment as directors or officers of the Resulting Issuer upon completion of the Amalgamation, as of the date of this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described herein, Cronus Resources is not aware of any material interest, direct or indirect, in any matter to be acted upon at the Meeting, by way of beneficial ownership of securities or otherwise, of any director or executive officer (or any associated or affiliate thereof) of Cronus Resources.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein no Informed Person of Cronus Resources, or any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any transaction which has occurred since January 1, 2008, or in any proposed transaction that has materially affected or will materially affect Cronus Resources or any of its subsidiaries.

NON-ARM'S LENGTH PARTY TRANSACTIONS

Other than the related party transactions set out in the financial statements of Cronus Resources attached as Schedule “D” to in this Information Circular, in connection with any transaction completed within the previous two years prior to the date hereof, Cronus Resources has not provided or proposed to provide any assets or services to or obtained or proposed to obtain any assets or services from any director or officer of Cronus Resources, any principal securityholder disclosed elsewhere in this Information Circular, or any associates or affiliates of the foregoing.

LEGAL PROCEEDINGS

Management of Cronus Resources knows of no legal proceedings, contemplated or actual, material to Cronus Resources to which Cronus Resources is a party or of which any of its property is the subject matter.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The current auditors of Cronus Resources are Stern & Lovrics LLP, Chartered Accountants, 1200 Sheppard Avenue East, Suite 406, North York, Ontario M2K 2S5.

The registrar and transfer agent for the Computershare Trust Company of Canada at its office in Toronto, Ontario.

MATERIAL CONTRACTS

Cronus Resources has not entered into any material contracts other than in the ordinary course of business within the previous two years prior to the date hereof, with the exception of the agreements relating to the Amalgamation, namely the Pre-Amalgamation Agreement. See “Part II – Matters to be Acted Upon at the Meetings – The Amalgamation”.

Copies of this agreement will be available for inspection at the Corporation's offices 1 University Avenue, Suite 401, Toronto, Ontario M5J 2P1, during ordinary business hours on any business day up to the closing of the Amalgamation and for a period of 30 days thereafter.

ADDITIONAL INFORMATION

Additional information relating to Cronus Resources is available on SEDAR at www.sedar.com. Shareholders may contact Cronus Resources at 1 University Avenue, Suite 401, Toronto, Ontario M5J 2P1 to request copies of Cronus Resources' financial statements and Management Discussion and Analysis thereon. Financial information is provided in Cronus Resources' comparative financial statements and Management Discussion and Analysis thereon for Cronus Resources' most recently completed financial year and interim periods.

APPROVALS

The contents and the sending of this Information Circular have been approved by the board of directors of Cronus Resources and the board of directors of Continental Gold.

PART IV – INFORMATION CONCERNING CONTINENTAL GOLD

CORPORATE STRUCTURE

Name and Incorporation

Continental Gold was incorporated under the Bermuda Act on April 26, 2007. The impact of certain laws of Bermuda on the business and affairs of Continental Gold is discussed under “Part IV – Information Concerning Continental Gold – Properties” and “Part IV – Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer – Bermuda Legal Matters.”

The registered office of Continental Gold is located at Milner House, 18 Parliament Street, Hamilton HM FX, Bermuda. The principal office of Continental Gold is located at CII 7 #39-215, Office 1208, Medellín, Colombia.

Intercorporate Relationships

Continental Gold has no subsidiaries. Continental Gold has formed a branch pursuant to the laws of Colombia effective May 23, 2007, and carries on business in Colombia under the name, “CG de Colombia”.

DESCRIPTION OF THE BUSINESS

General Development

History

Continental Gold is engaged in the business of mineral exploration in Colombia, South America. Its objective is to locate and develop properties of merit. Despite being a relatively new company its management team has over 20 years experience in Colombia. Continental Gold currently holds rights to explore and develop nine precious and base metal exploration properties in Colombia totalling approximately 200,000 hectares. Continental Gold’s principal focus is on the Buriticá Project. See “Part IV – Information Concerning Continental Gold - Properties –The Colombia Projects”.

Relationship Between Continental Gold and Grupo de Bullet S.A.

Grupo is a private Colombian company, dedicated to the exploration, development, and mining of metal and industrial mineral deposits in Colombia, South America. For the last twenty years Grupo has maintained an on-site, working presence in Colombia. Due to its long-term presence in Colombia, Grupo has developed an extensive portfolio of gold, copper, and polymetallic mineral projects totalling over 1,000,000 hectares in the core zones of many of the most important precious metal and base metal camps in Colombia. Grupo has selected nine properties, known as the Anza, Arenosa, Berlin, Buriticá, Dojura, Dominical, Lunareja, Santander and Zaragoza projects (herein referred to, collectively, as the “Colombia Projects”), which have been transferred to Continental Gold pursuant to the Concession Sale Agreement. See "Part IV – Information Concerning Continental Gold – Material Contracts – Concession Sale Agreement".

The founder of Grupo is Robert W. Allen. Mr. Allen is the promoter of Continental Gold and serves as the Chairman, President, Chief Executive Officer and a director of Continental Gold. See “Part IV – Information Concerning Continental Gold - Promoter” and “Part IV – Information Concerning Continental Gold - Directors and Officers”. Mr. Allen also controls Bulletco, which is the principal shareholder of Continental Gold. See “Part I –General Information in Respect of the Meetings – Voting Shares and Principal Holders of Shares - Principal Holders of Securities”. Mr. Allen has been involved in the identification, financing, and development of oil, gas, coal, and metals properties in the United States and South America for over thirty years. He has been dedicated to the development of Grupo’s Colombian project portfolio since 1985, and has been responsible for all of Grupo’s key acquisitions including the Colombia Projects.

Bullet Option Agreement and Joint Ventures

In addition to the Colombia Projects, Continental Gold has rights to acquire further metallic mineral rights held or applied for by Bulletco. To acquire each mineral right Continental Gold is required to pay a specific percentage of the independently appraised value of the property plus Grupo’s expenses. Grupo retains the right to acquire non-metallic minerals on the relevant mineral right for no further consideration. See “Part IV – Information Concerning Continental Gold - Material Contracts – Bullet Option Agreement”.

Three joint ventures are currently in effect on the Colombia Projects, two of which are with AngloGold Ashanti Limited on the Dojura Project and the Dominical Project, and one with local landowners on the Anza Project. See “Part IV – Information Concerning Continental Gold - Material Contracts – Joint Ventures”. Continental Gold intends to utilize joint venture partners in circumstances where it is beneficial to Continental Gold.

Trends

Continental Gold operates in a business environment that is subject to numerous risks, some of which are within Continental Gold's ability to manage and some of which are beyond its control. By adhering to its effective business strategies, Continental Gold can manage those risks within its control and partially mitigate the risks that are associated with the industry.

The prospect of finding gold reserves and resources in commercial quantities is inherently uncertain and exploration activities seldom result in the discovery of a commercially viable mineral resource. To minimize this risk, Continental Gold employs highly qualified exploration and development personnel and consultants to generate low to medium risk prospects in areas commensurate with the financial resources of Continental Gold. Continental Gold focuses on exploring new areas to find gold and to this end, extensive geological and geophysical analysis is performed prior to drilling. Once an area is targeted, Continental Gold strives to build an extensive land base and maintain medium to high working interests in its prospects.

Exploration activities are also expensive and even greater financial resources are required to develop a commercially viable resource for production and Continental Gold will continue to require additional financing to carry on its business, even after completion of the Continental Gold Financing, and such financing may not be available when it is needed.

Commodity price volatility is also a significant risk to gold producers. Prices for gold are related to conditions beyond Continental Gold's control such as worldwide supply and demand, competition, the US dollar exchange rate and weather related seasonal changes in demand. If, as and when, Continental Gold begins commercial production of gold, Continental Gold may, from time to time, utilize the combination of fixed price contracts and financial instruments to mitigate the risk of price volatility.

The mineral resource industry is subject to extensive regulations imposed by governments related to the protection of the environment. Environmental legislation has undergone major revisions resulting in more stringent environmental and compliance standards in recent years. Continental Gold is committed to operating in a manner that meets or exceeds the required standards and compliance guidelines. In addition, Continental Gold strives to minimize the impact of its activities on the environment by using the best available technologies having regards to its financial resources from time to time. See also "Part IV - Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer".

Description of the Business

Business Objectives

The primary business objective of Continental Gold is to explore for and develop precious and base metals deposits in Colombia. Continental Gold proposes to complete exploration programs on the Buriticá Project, and preliminary exploration programs on the other eight projects. See "Part IV – Information Concerning Continental Gold -Properties – The Colombia Projects". Continental Gold’s interest in the Colombia Projects is its only significant asset. The Colombia Projects have no defined mineral resources or mineral reserves. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation might not be able to overcome. See “Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer”.

Milestones

On May 23, 2007, the Colombian branch of Continental Gold, named CG de Colombia (Branch), was established and Continental Gold formally commenced business operations.

On December 20, 2007, Continental Gold completed a $10.0 million private placement and finalized the acquisition of the Colombia Projects. See “Part IV – Information Concerning Continental Gold - Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Since formal commencement of business operations, Continental Gold has begun exploration work at it flagship property, the Buriticá Project. The Buriticá Project is in Antioquia department, located in an historical gold producing district 100km from Medellín. The Buriticá Project hosts breccia pipes and veins in a porphyry environment.

An 8,000 m diamond drill program was completed in 2008 at Buriticá, where gold mineralization was found in a diatreme breccia pipe, high grade veins and replacement deposits, all related to a high-level dioritic intrusive complex.

The Yaragua diatreme breccia pipe defined in this program contains bulk-tonnage grades that range from 0.5 –1.3 g/t Au, with higher grade facies averaging 3.2 g/t Au and 1.5% Zn both contained within a (minimum) 200 x 250 x 250 m zone. A high grade vein intersected during this program, named the San Antonio Vein, indicated grades of 14-93 g/t Au over an average 2 m width, which have been confirmed through subsequent underground development. Selected gold grades and estimated true thickness of the San Antonio Vein include:

• Busy-11	4.90m @ 91.88 g/t Au
• Busy-16	1.20m @ 64.07 g/t Au
• Busy-17	1.60m @ 15.42 g/t Au

Preliminary metallurgical testing of the Yaragua breccia and veins and plant recoveries to date show that recoveries of well over 90% are possible with a significant proportion of free-milling gold.

On behalf of Continental Gold, Snowden Mining Industry Consultants Limited carried out an independent technical review of the Buriticá Project (herein referred to as the “Snowden Buriticá Report”) which approves an exploration program proposed by management of Continental Gold. See “Part IV – Information Concerning Continental Gold -Properties – The Colombia Projects – The Buriticá Project”. Exploration at the Buriticá Project has continued throughout 2009 and remains in progress.

Business Strengths

Continental Gold has the following business strengths:

  advanced gold properties with extensive precious and base metal mining targets (see “Part IV – Information Concerning Continental Gold - Properties – The Colombia Projects”);

  international management team with track records of discovering and developing bulk mining targets and multi-million ounce gold deposits (see “Part IV – Information Concerning Continental Gold - Directors and Officers”);

  in depth knowledge of Colombian mineral properties and Colombia operating experience (see “Part IV – Information Concerning Continental Gold – Description of the Business – General Development – Relationship Between Continental Gold and Grupo de Bullet S.A.”); and

  two exploration joint ventures with AngloGold Ashanti Limited (see “Part IV – Information Concerning Continental Gold - Material Contracts – Assignment Agreement – AngloGold Joint Venture”).

Environmental Regulation

All phases of Continental Gold's operations in Colombia are subject to environmental regulation. See “Part IV –Information Concerning Continental Gold - Colombia Mining Legislation – Environmental Obligations” and "Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer". Continental Gold maintains, and will continue to maintain, a policy of operating its business in compliance with all environmental regulations.

Employees

As of the date of this Information Circular, Continental Gold has 205 employees, consisting of 20 field geologists, 5 mining and environmental engineers, and the balance being geological field crews and operators. Senior employees are the Chief Executive Officer, Robert W. Allen; the Chief Financial Officer, Donald H. Christie; the Vice-President of Operations, Peter B. Bolt; the Vice-President of Exploration, Stuart A. Moller; and, the Corporate Secretary, Gustavo J. Koch. See “Part IV – Information Concerning Continental Gold - Directors and Officers”. The senior officers of Continental Gold have entered into employment contracts. See “Part IV – Information Concerning Continental Gold - Executive Compensation” – “Employment Contracts”.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. Continental Gold competes with a number of other entities in the search for and the acquisition of prospective mineral properties. As a result of this competition, Continental Gold may be unable to acquire attractive properties in the future on terms it considers acceptable. In addition, Continental Gold competes with other resource companies, which may be better able to attract equity investments and other capital.

The ability of Continental Gold to acquire properties depends, in part, on its success in exploring and developing its present properties and on its ability to select, acquire, dispose or bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of Continental Gold may affect the marketability of minerals mined or discovered by Continental Gold. See "Risk Factors Relating to Continental Gold and the Resulting Issuer".

Security Environment

Security at mines, mills, exploration sites and infrastructure corridors in Colombia has been successfully managed for years. Security problems generally manifest as a spectrum of issues including illegal occupation of mines by otherwise unemployed miners, threats from guerrillas (e.g., the FARC – “Fuerzas Armadas Revolucionarios de Colombia”, also known as “Revolutionary Armed Forces of Colombia”) or paramilitaries often associated with trafficking of illegal narcotics, and general criminal activity. In general, these problems often stem from limited employment in the rural areas of Colombia. Continental Gold addresses security issues by using an integrated approach, incorporating positive community and governmental relations with security personnel in the employ of Continental Gold.

Continental Gold has found that security is best promoted by creating employment in the area, resulting in a vested interest by the local population to support Continental Gold’s efforts. This occurs by hiring local field crews and labourers, and permitting small scale mining on Continental Gold’s mineral exploration properties. In addition, the monies derived from the Colombian government’s 4% royalty on gold and silver production (see “Colombia Mining Legislation – Taxes and Royalties”) is repatriated to the communities where the precious metal production is derived. Committees propose expenditures to the benefit of the local population, which must be approved by the authorities. The approved expenditures generally take the form of medical clinics and transportation infrastructure projects.

In the Zaragoza and Arenosa areas, in particular, there are a significant number of illegal miners. The Colombian government recognizes the problem and is actively trying to reduce the problem via the creation of alternative employment schemes. Continental Gold has received the cooperation and participation of the government in consolidating the widespread presence of miners to a smaller number of larger projects, namely the development and production areas which are coordinated with Continental Gold’s exploration strategies. The motive of the government is to reduce the illegal activity of the miners and to reduce the widespread use of mercury in their artisanal gold production. Continental Gold has recently begun a program of negotiations with illegal operators at Zaragoza resulting in two signed agreements. These set the framework for legalizing the operations and managing and controlling the production. Illegal mining activity is not a significant problem on the other Colombia Projects.

Military bases in an area, both permanent and temporary, historically counteract the potential presence of guerrilla and paramilitary groups. In the Zaragoza area there are two existing military bases, in the settlements of El Bagre and Zaragoza, which can be relied upon to assist with any security needs. Maintaining an interactive relationship with the military (and local police) is important to security for Continental Gold’s proposed exploration and development activities.

Although non-governmental organizations (“NGO’s”) as noted above are capable of fostering anti-mining sentiment which can lead to delays or denials in the issuance of permits (see “Risk Factors Relating to Continental Gold and the Resulting Issuer – NGO Intervention”), Continental Gold’s security management policies and general practices as noted above have been successful in the past and Continental Gold does not anticipate any permit denials or delays, or interruption of its business plans.

COLOMBIA – GEOGRAPHIC, POLITICAL AND ECONOMIC CONSIDERATIONS

Set out below is a summary of certain geographic, political and economic considerations relevant to carrying on business in Colombia. It does not purport to be a comprehensive statement of such considerations. It is included for the purposes of background information only and should not be relied on or used for any other purpose.

Location

Colombia is located in the north western part of the South American continent at the northern end of the Andean mountain chain, has a population of 44.0 million people, and is the third most populous country in Latin America after Brazil and Mexico. In Colombia, the Andean mountain range is split into three separate ranges, referred to as the Occidental (Eastern), Central and Oriental (Western) Cordilleras, respectively. This topographic variability reflects a varied underlying geology related to the position of the country at the boundary between several major tectonic plates.

Colombia is the 26th largest nation in the world and the fourth-largest country in South America. Colombia is bordered to the east by Venezuela and Brazil; to the south by Ecuador and Peru; to the North by the Atlantic Ocean, through the Caribbean Sea; to the northwest by Panama; and to the west by the Pacific Ocean. Besides the countries in South America, Colombia is recognized to share maritime borders with the Caribbean countries of Jamaica, Haiti, the Dominican Republic and the Central American countries of Honduras, Nicaragua, and Costa Rica. Colombia has more physical diversity within its borders than any other area of comparable size in Latin America.

Government

Colombia has a Presidential political system and its territorial entities are autonomous. Constitutional power is divided in three branches: executive, legislative and judicial. The President is the Chief of State. He is elected, along with a Vice-President, by popular vote every four years. During 2005, the Congress and the Constitutional Court approved a change in the Constitution to allow a president's re-election. The Colombian bicameral parliament is the Congress, comprised by the Senate and House of Representatives. The members of both houses are elected by popular vote to serve during a four-year period. The Colombian legal system is comprised by the Supreme Court of Justice, which is the highest court of the Colombian justice, the Nation’s General Prosecutor, the Constitutional Court, the State Council, and the Superior Judicial Council. A global reform to the judicial system is currently ongoing. The Colombian State is governed by the Constitution of 1991. This new constitution created a democratic framework based on the legal recognition of the fundamental rights for all Colombians.

Economy

Over the last decade, the Colombian economy has maintained a stable growth rate, allowing the country to avoid the need to restructure its foreign debt, complying with payment of its financial obligations on a timely basis. During the 1990's, the Colombian economy experienced growth in international commerce and foreign investment. Between 1991 and 1995, the economy grew at rates which exceeded the region's average. In 1996, growth was interrupted by a recession and the effects of the Asian crisis. As from 2000, the Colombian economy started to recover. The new millennium has been characterized by economic stability, the advance of free market reforms, and policies addressed to increase productivity and competitiveness.

Energy and Mineral Resources

The petroleum industry in Colombia is very important for the economy and is a fundamental basis for the State’s finances, given that petroleum is the main export. A national fiscal priority is the discovery of new reserves of crude oil. The national government has made a series of reforms to the petroleum policies to encourage exploration and development.

Mining is a significant sector in the economy of Colombia and one of the country’s largest export sectors. The country has the biggest above ground coal mine in the world (El Cerrejón), the largest coal reserves in Latin

America and in 2008 was the sixth largest coal exporter in the world, with a 6.3% share equivalent to 50 million tons per annum. There is a variety of other minerals, such as gold, nickel, silver, platinum, copper and uranium, in mines throughout the country. Colombia is the largest exporter of high quality emeralds in the world.

Investor Considerations

  Colombia has one of the most stable economies in Latin America, keeping a steady growth rate over the last decade.

  Colombia is perceived as the only Latin American country that repays its foreign debt on a timely basis.

  Colombian labour force is considered to be one of the most qualified and competitive in Latin America in terms of costs at management and operational levels. Colombia has one of the most flexible labour regulations in Latin America.

  Colombia is strategically located at an intermediate point between North and South America. Its coastlines run all along the Pacific and Atlantic Ocean and it has a modern port infrastructure.

  Colombia is the third largest market in size in Latin America, after Brazil and Mexico, with a population of approximately 44 million people.

  Colombia has one of the highest percentages of public utility coverage in Latin America. It has a modern telecommunications infrastructure and has invested substantially in the transportation infrastructure.

  More than 400 multinational companies operate in or trade with the country.

Investment Climate

As of the beginning of the so-called “economic opening”, which began in 1990’s with free trade and open market policies, the national government enacted regulations to promote foreign investment and foreign trade. The main measures implemented include:

  Foreign investment is allowed for all the economic sectors, except in sectors related to national security and disposal of dangerous waste.

  Foreign investors receive the same legal and administrative treatment as domestic investors.

  There are no restrictions for the transfer of funds related to foreign investment.

  Investment regulations allow remittance of 100% of all profits earned in the country, irrespective of the type and the amount of the investment.

  There is no requirement for prior government approval to invest in the utility, mining and hydrocarbon sectors.

  Administrative requirements related to reporting by foreign investors have been simplified.

  Colombia signed bilateral trade agreements with different countries to foster commerce and ensure access to local markets for imported goods.

  Except for gasoline and other minor products and services, no price controls exist in Colombia.

  The right to private property is contained in the constitution of Colombia.

  International arbitration clauses used in contracts with foreign investors are enforceable.

COLOMBIA MINING LEGISLATION

Set out below is a summary of certain provisions of the mining legislation and the mining industry in Colombia. It does not purport to be a comprehensive statement of all relevant provisions. It is included for the purposes of background information only and should not be relied on or used for any other purpose.

Overview of Mining Code

In Colombia, all mineral rights are the property of the government of Colombia. Obtaining a mining right does not transfer ownership of the mineral estate, but creates a temporary right to explore and benefit from minerals in exchange for royalty payments so long as the mining title remains in good standing.

Under Colombian mining law, foreign individuals and corporations have the same rights as Colombian individuals and corporations, and Colombian governmental regulatory bodies are specifically prohibited from requiring any additional or different requirements than would be required of a Colombian individual or corporation.

Mineral property rights are governed by the Colombian Mining Code, which has been subject to various changes and amendments. The oldest version applicable is Law 20 promulgated in 1969. Law 20 was superseded by decree 2655 in 1988 (the “1988 Decree”), which in turn was amended by Law 685 in 2001 (the “2001 Law”) which continues in effect to the present. Until 1988, the Colombian Ministry of Mines and Energy (the “MME”) was directly responsible for the administration of the mining law as it relates to mining titles. In 1988, these duties were transferred to a separate agency Minercol. On January 27, 2004, under resolution 180074 these responsibilities were transferred to INGEOMINAS, which is the Colombian government ministry responsible for mining matters.

Under Colombian mining law, the holder of surface or subsurface minerals, whether operating on government or private property, is subject to the legal requirements established under the 1988 Decree and the 2001 Law. The 1988 Decree is currently applied to those licences granted during the period it was in effect and prior to the effective date of the 2001 Law. The 1988 Decree is also applied to those applications made during its pendency but still under administrative proceeding when the 2001 Law came into force, where the applicant did not request to be subject to the new regulation.

Forms of Tenure

2001 Law

Under the 2001 Law, there is a single type of mineral tenure, a Concession Contract covering exploration, construction and exploitation. The initial duration of a Concession Contract is 30 years, but may be extended for up to 30 additional years. A Concession Contract has three distinct phases: exploration, construction, and exploitation.

(a)

The exploration phase lasts for the first three years of the Concession Contract, but may be extended for a term of up to two years. During this phase, the holder has the right to carry out within the given area, the studies necessary to establish the existence of minerals. These studies should include a determination of the existence, location, geometry, resources and reserves and economic viability of the mineral deposit.

(b)

In order to proceed to the construction phase, 30 days prior to the completion of the exploration phase, the Concession Contract holder must submit a building and works plan – Plan de Trabajos y Obras (“PTO”) to the mining authority for approval and concurrently submit an environmental impact study – Estudio de Impacto Ambiental (“EIA”) to the relevant environmental authority. The PTO must cover the entire area granted under the Concession Contract during the stages of construction and exploitation. The PTO is based upon the results of surveys and works undertaken during the exploration stage and includes: the final delimitation of the area to be exploited; cartographic information of the area, location, calculation and characterization of minerals to be exploited; a description and location of all facilities and mining infrastructure; geomorphologic, landscape and forest rehabilitation plan and a description of the escalation and duration of the expected exploitation phase; physical and chemical features of minerals to be exploited; a closure plan and an exploitation reclamation plan. The EIA provides the technical support parameters to obtain an environmental licence. Depending on the commodity being produced and the level of production, this study must be submitted to the Ministry of the Environment or to the environmental authority of the jurisdiction in which the mining project is located (i.e. the Regional Autonomous Corporations). The environmental licence grants the necessary environmental permits including, concessions and authorizations, to make use of and profit from renewable natural resources necessary to move the project forward including resources such as water and timber. The construction and exploitation stage cannot begin until the environmental licence is obtained. The construction phase lasts for three years, commencing on acceptance of the PTO and EIA, and may be extended for an additional year. During this phase, the holder has the right to prepare the mining area and install the services, equipment, and fixed machinery necessary to start and carry out the extraction, storage, transportation and beneficiation of the minerals. The construction, installations and mining assemblies should have the characteristics and dimensions and quality set forth in the approved PTO. The holder of the concession is obligated to comply with all legal, technical, operative and environmental rules set forth in the Colombian Mining Code, with all buildings, facilities and mining assemblies designed and installed according to the approved PTO.

(c)

Upon conclusion of the construction phase, exploitation may begin. The exploitation phase lasts for the remaining duration of the Concession Contract. Concession fees are replaced by a royalty based on gross production.

1988 Decree

An exploration licence - Licencia de Exploracion as defined by the 1988 Decree and continued unchanged in the 2001 Law, grants the holder the exclusive right to conduct exploration activities. Under the 1988 Decree, the term of an exploration licence depends on its geographical area of application. For an area up to 100 hectares, the initial term is one year, with an extension possible for one additional year; from 100 to 1,000 hectares, the initial term is two years, with an extension possible for one additional year; and for an area larger than 1,000 hectares, the term is five years, with no extension possible. All these terms can be accelerated if exploitation starts earlier than anticipated. Work performed during the term of an exploration licence must be filed with the MME. Once the exploration term has expired, the holder must submit a Final Exploration Report and a Works and Investment Program – Programa de Trabajos e Inversiones (a “PTI”) to the mining authority and an exploitation licence will be issued upon approval thereof. Exploitation licences have a term of 10 years which can be extended under the 1988 Decree for a further 10 years, and continue under this designation until their expiry date.

Environmental Obligations

Exploration on a mineral tenure which exceeds prospecting, mapping and sampling requires the submittal and approval of an Environmental Management Plan – Plan of Management Environmental (“PMA”) which must include:

(a)	the work to be done (i.e., the number of drill holes, location, direction, depth, etc.);

(b)	the proposed points of diversion for water so appropriate water permits can be issued;

(c)	the location and number of settling ponds to prevent turbidity in the streams by drilling fluids; and

(d)	the location of fuel and oil storage areas away from streams and creeks.

The preparation and filing of the PMA is normally the responsibility of the drill contractor, and is typically approved in 15 to 30 days, up to a maximum of 90 days from application. There is no bond requirement for exploration PMA’s, and no site reclamation is required. While PMA’s do not require any authorization or environmental permits, any such work carried out in areas designated as natural reserves according to Article 34 of the Code are to be governed by those rules and restrictions.

As discussed above, an EIA must be submitted before an environmental licence will be issued. The EIA has to demonstrate the PTO’s environmental feasibility. Without approval of this study and the issuance of the corresponding environmental licence, mining and exploitation cannot commence.

Chapter 20 of the Mining Code under the 2001 Law deals with the issuance of the required environmental licences for mining titles. Once an EIA has been submitted, the law provides that the issuance of the required environmental licences can only be refused when:

(a)	the EIA does not comply with the requirement in Article 204 of the Code and specifically those foreseen in the terms of reference and/or guides, established by the competent environmental authority;

(b)	the EIA has errors or omissions that cannot be corrected by the applicant and that are required components of such study;

(c)

the level of prevention, mitigation, correction, compensation and substitution for the negative impacts of the mining project prescribed in the EIA, do not comply with the substantial elements established for such effects in the guidelines; or

(d)	the omissions, errors or deficiencies of the EIA, and of the proposed measures referred to in the previous subsections, affect the total mining project.

The 2001 Law also requires a Concession Contract holder to obtain an Environmental Mining Insurance Policy. During the exploration stage, the insured value under the policy must be 5% of the value of the planned annual exploration expenditures and during the construction phase the insured value under the policy must be 5% of the planned investment for assembly and construction under the PTO. During the exploitation phase the insured value under the policy must be 10% of the product of the estimated annual production multiplied by the mine mouth price of the minerals being produced, as fixed annually by the Colombian government. Continental Gold has obtained the prescribed Environmental Mining Insurance Policy.

For licences or agreements to be maintained under decree 2655 (the “1988 Decree”), the holder has to obtain an insurance policy and the insured value must be 10% of the estimated production for the first two years as established by the PTI. Further, the policy must be maintained during the entire term of the licence or agreement.

Surface Rights and Surface Tenure

Colombian law specifically provides that the owner of a Concession Contract, exploration licence or exploitation licence is entitled to use so much of the surface as is necessary to carry out the activities under the given licence or contract. Under normal conditions, this requires little more than speaking with the surface owner, obtaining permission and paying a reasonable fair market price for the area actually used. Colombian law grants exclusive temporary possession of mineral deposits and provides mandatory easements to ensure efficient exploration and exploitation of legal mining titles and further provides authority to impose appropriate easements as necessary both within and external to the limits of the mining title. The holder of a mining title must agree with the surface owner or other party against which such easement is enforceable, including other mining title holders, upon the time, and appropriate remuneration for the use and occupancy. Colombian law provides that the remuneration payable to the surface owner is to be based on the reasonable fair market value of the land and is not to include any value attributable to the development of the “mineral wealth”, and that it should only be for so much of the surface as is actually affected, consumed or occupied by the exploration or mining activity. Should the use of the surface affect the value of areas, not subject to the easement, this loss of value will also be taken into account when fixing the remuneration payable to the land owners.

Furthermore, since the mining industry is an activity of public interest, it is also possible for the concessionaire to request the competent mining authority for the expropriation of the lands necessary for mining activities. The acquisition of land through expropriation is also subject to prior indemnification to the owner(s).

Taxes and Royalties

During the exploration and construction phases, the holder of a Concession Contract must pay a government property fee equivalent to one minimum daily wage per hectare per year for areas up to 2,000 hectares, two 10 minimum daily wages per hectare per year for areas of 2,000 to 5,000 hectares, and three minimum daily wages per hectare per year for areas of 5,000 to 10,000 hectares. The fee is payable in advance per year upon the contract’s execution. The minimum wage is currently approximately USD$9.00 per day.

In Colombia, production of gold and silver is subject to a royalty payable to the state equal to four percent (4%) of the gross value of the minerals calculated at the mine mouth for gold, subject to certain deductions and adjustments. The value per gram of gold and silver at mine mouth for the estimation of royalties is eighty percent (80%) of the average international price for the previous month, as published in the London Metal Exchange, resulting in an effective royalty rate of 3.2% .

Under the 2001 Law, Colombian staff of a mining company, as a whole, should receive not less than seventy percent (70%) of the total payroll of qualified or of skilled personnel in upper management or senior level staff, and no less than eighty percent (80%) of the value of total payroll of the subordinates. Upon prior authorization, relief may be granted by the Ministry of Labour for a specified time to allow specialized training for Colombian personnel.

PROPERTIES – THE COLOMBIA PROJECTS

Material Property of Continental Gold – Buriticá Project

Continental Gold has one material property, being the Buriticá Project. Continental Gold proposes to spend a portion of its working capital on this project. See “Part V – Information Concerning the Resulting Issuer –Available Funds and Principal Purposes” and the discussion below under, “The Buriticá Project”. Continental Gold has eight other projects being the Anza, Arenosa, Berlin, Dojura, Dominical, Lunareja, Santander and Zaragoza Projects. The Resulting Issuer intends to complete smaller scale exploration programs on these properties consisting of geological mapping, surface sampling and target identification. See “Part V – Information Concerning the Resulting Issuer – Available Funds and Principal Purposes” and the discussion below under “Other Properties of Continental Gold”. None of the mineral exploration interests of Continental Gold contain any defined Mineral Resources or Mineral Reserves. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation might not be able to overcome. See “Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer”.

Snowden Buriticá Report

The following disclosure relating to the Buriticá Project has been derived from the Snowden Buriticá Report, an independent technical report on the Buriticá Project entitled entitled “Continental Gold Limited: Buriticá Gold Project – Geological and Exploration Review – November 2009” authored by Mr. C. J. Bargmann, C. Geol., Principal Consultant, and EurGeol Dr. S.C. Dominy, C. Geol. CP, General Manager (London) and Executive Consultant for Snowden, which has been completed in accordance with the terms of NI 43-101. Mr. Bargmann and Dr. Dominy are “qualified persons” within the meaning of NI 43-101 and are independent of Continental Gold and Cronus Resources. The Snowden Buriticá Report is available for inspection during regular business hours at the corporate head office of Continental Gold at Milner House, 18 Parliament Street, Hamilton HM FX, Bermuda. The Snowden Buriticá Report may also be reviewed under Cronus Resources’ profile on the SEDAR website at www.sedar.com. The disclosure in the Information Circular derived from the Snowden Buriticá Report has been prepared with the consent of Mr. Bargmann and Dr. Dominy.

Project Description and Location

Project Area and Location

The Buriticá Project comprises 31,329 hectares in an area located about 75 km northwest of Medellín in the Antioquia Department of north-western Colombia. The Buriticá Project includes the Yaragua Mine which is located approximately 2 km south of the town of Buriticá. Gold was mined in the Buriticá Project prior to Spanish colonial times. The Spanish conducted extensive mining using surface hydraulic methods to recover gold from alluvium and colluvial soils on hillsides. Numerous small high grade veins have also been worked for gold and silver, and the project area hosts several small artisanal mining operations exploiting narrow high grade veins, alluvial and colluvial deposits. A group of such veins is present at the Yaragua Mine, which has been the primary area of artisanal mining and has been under operation by Continental Gold as a pre-production bulk sample testing operation.

The Buriticá Project does not have known reserves or resources and Continental Gold is conducting an exploratory search for commercial quantities of gold and silver. The operations at the Yaragua Mine have not been the subject of a formal feasibility study prepared by an independent qualified person in accordance with NI 43-101. Until such time as an independent feasibility study is prepared, there is no objective basis to determine whether such operations are economic or have the potential to be profitable. No reliance can be placed on the economic significance or prospective potential for operations at the Yaragua Mine. See “Part IV – Information Concerning Continental Gold – Risk Factors”.

Figure 1 - Map showing location of the Buriticá Project

Project Tenure

In August 2009 Continental Gold’s Buriticá ground holdings comprised 22 registered concessions, covering 5,562 hectares, and 9 pending registration concessions totalling 13,347 hectares. A further five concession applications have been lodged covering 12,411 hectares. The process of legally transferring concessions held by Bulletco to Continental Gold is in progress pursuant to the Concession Sale Agreement. See “Part IV – Information Concerning Continental Gold – Material Contracts – Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia”. The Buriticá ground holdings are illustrated in Figure 2.

Buriticá Project is 100% owned by Continental Gold with the exception of one concession (No 7495) which is the subject of the Buriticá Purchase Agreement. See “Part IV – Information Concerning Continental Gold – Material Contracts – Buriticá Purchase Agreement”.

Figure 2 - Mining concession map for the Buriticá project as of August 2009

Continental Gold’s registered exploration concessions attracted annual concession fees of $46,065 during 2009. Concessions with a complete technical study but awaiting signature and entering into the National Mining Register would attract an annual concession fee of $42,373 during 2009 based on expected concession fee changes. Concessions without a complete technical study would attract concession fees of $266,968 based on expected fee changes. Conversion of exploration to exploitation concessions replaces the concession fees with a production royalty based on gold and silver sales.

See “Part IV – Information Concerning Continental Gold – Colombia Mining Legislation” regarding details of Colombia mining legislation, including forms of tenure, environmental obligations, surface rights and surface tenure, taxes and royalties. The Snowden Buriticá Report provides a summary of the category and expiry details for each concession, all of which are in good standing and have sufficient time to continue the planned scope of work.

Agreements, Royalties and Other Encumbrances

Buriticá Project is 100% owned by Continental Gold with the exception of one concession (No 7495) which is the subject of the Buriticá Purchase Agreement. See “Part IV – Information Concerning Continental Gold – Material Contracts – Buriticá Purchase Agreement”. There are no other agreements, royalties or other encumbrances with the exception of state concession fees and royalties.

Environmental Liabilities

The Yaragua Mine concession is subject to an environmental permit which contains an approved environmental plan and mine abandonment plan. The location of the Yaragua Mine in a steep sided valley means there is significant potential for contaminated runoff. The valley is dry and joins the La Mina creek below the mine. Dumps for waste rock and gravity (sand) tailings are constructed within the steep confines of the valley. Water for the mine is sourced from the La Mina creek in the valley to the west of the mine offices and fluid is discharged into the Yaragua valley below the waste dump. Environmental testwork and a baseline environmental audit completed in 2008 by an independent consultant confirms that the La Mina creek is polluted below the mine. The consultant’s report outlines various concerns within the Buriticá Project area, and highlights that the previous operators of the Yaragua Mine failed to meet environmental requirements resulting in Continental Gold inheriting an environmental liability. Principal concerns and recommendations highlighted in the baseline environmental audit which form the basis for the approved environmental plan and mine abandonment plan include:

  the expiry of water usage permits and forestry clearance permits;

  the installation of a water metering system to record water usage from the La Mano creek;

  rehabilitation of the La Mina creek for 2 km downstream of the mine discharge site;

  tailings characterization is recommended in order to design a suitable disposal system;

  a slope stability study of the waste dump to include stabilization work and redesign to prevent contamination of soil and water;

  revegetation of the gravity tailings and other affected landscapes;

  a rehabilitation programme for the cyanidation tailings at Yaragua; and

  implementation of a chemical management programme.

Continental Gold is currently rehabilitating the Yaragua Mine site. Slope stabilization work on the gravity tailings has been completed, and a new cyanidation tailings impoundment dam has been constructed adjacent to the plant site. In order to rehabilitate the contaminated sand tailings, Continental Gold is developing a small stope which will be dry filled with existing cyanidation tailings as well as some future tailings. The stope will be sealed in order to prevent contaminants leaking from the site.

There are no other environmental liabilities associated with the Buriticá Project.

Permits

Pursuant to the environmental permit required for the Yaragua Mine as discussed above, the necessary industrial fluid discharge permits, and forestry clearance permits have been provided. Continental Gold has been granted a water usage permit on February 28, 2009 with a validity of ten years which can be extended in line with the validity of the mining licence. This permit also includes domestic and industrial discharges.

There are no other permits required for the Buriticá Project at this time.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility and elevation

The Buriticá Project is accessed via the paved road from Medellín to Pinguro, which forms one of the branches of the Pan-American Highway. A newly completed paved road leading to Buriticá village passes through the heart of the project area. The distance by road from Medellín is approximately 125 km, the regional centre of Santa Fe de Antioquia is located some 23 km to the south east of the Yaragua Mine.

The Yaragua Mine is accessed from the road via a mule trail down slope, the horizontal distance is approximately 620 meters and the elevation decreases from approximately 1760 meters to 1484 meters. A cableway is used for the delivery of supplies to the mine site. The upper portion of the mule trail has been upgraded to allow drill rig access to the exploration drilling sites.

Topography, climate and vegetation

The terrain in the Buriticá Project area is very rugged with elevations ranging from around 500 meters in the Cauca river valley to the east, to over 2,000 meters at the tops of the ridges. The climate is tropical with an average temperature of 19°C. The average annual rainfall is 1,500 mm most of which falls in the rainy season from April to November.

On steeper slopes within the project area the vegetation is predominantly forest with small clearings for the cultivation of coffee, yucca, banana and other crops. On flatter lower lying ground and many of the ridges the forest has been cleared and replaced by grassland used for pasture.

Infrastructure

The Buriticá Project is reasonably well developed in terms of infrastructure with good road access and the project is easily accessible from the towns of Buriticá and Santa Fe de Antioquia. There are several other villages and a large number of isolated dwellings within the project area where access is by mule or on foot.

The Yaragua Mine is a typical small scale, labour intensive, operation. Historically mining has taken place on three levels with most of the development along the Murcielagos vein. Production from the Murcielagos vein has stopped and the process plant is currently being utilized for the pilot plant processing of development mineralization from the San Antonio vein.

The Yaragua Mine site is set in a steep sided valley in a region of relatively high rainfall and there is potential for local slope instability and erosion, which may affect production. In particular the gravity tailings and the cyanide tailings at the plant site contain unconsolidated material which could be vulnerable to erosion. As noted above Continental Gold is taking remedial action to stabilize these slopes. Continental Gold is also investigating alternative plant sites which will allow it to increase mine production and allow for storage of waste and tailings in areas of flatter ground.

Power is supplied to the Yaragua Mine from the local grid, via a dedicated transmission line, to a transformer on site. Major equipment, such as the compressors, is all electrically powered. The mine has radio communications and mobile phones work at the mine offices. The mine offices, including the laboratory, are simple timber structures. A total of 100 people work at the mine, and an additional 20 are involved in exploration. Due to the varied mining activity in the area, there is a good source of experienced miners and labourers in the district.

Mine water is sourced from the La Mina creek in the valley to the west of the mine and is piped to a holding tank above the mine offices.

History

The high grade gold veins of the Buriticá Project area have been mined since before the arrival of the Spanish colonialists. Extensive areas of superficial weathered material are believed to have been worked by hydraulic methods, and small high grade veins were worked underground for gold and silver. Several old vein mine workings are known in the Buriticá Project area and there are also extensive outcrops of altered rocks at surface.

The exploration history of the Buriticá Project consists of concentrated activity at the Yaragua Mine, and the exploration of other areas in the Buritica Project. There are no records of previous resource and reserve estimates for the Yaragua Mine or any other deposits within the Buriticá Project area.

Bulletco acquired its Buriticá Project concessions over the last 20 years. Continental Gold acquired the Buriticá Project concessions from Bulletco pursuant to the Concession Sale Agreement. See “Part IV – Information Concerning Continental Gold – Material Contracts – Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia”.

Yaragua Mine Exploration and Development History

The Yaragua Mine is the largest underground vein mine in the Buriticá Project area. It has been producing gold continuously since 1992, principally from the Murcielagos vein which has been worked over a strike length of approximately 470 m and a vertical extent of 160 m. Between 2001 and 2007 the mine produced 11,694 oz of gold (no tonnage and grade data is available). During 2008 Continental Gold sold 56.8 kg of gold in doré (1,826 oz), derived from exploration development and trial mining activities at Yaragua. Exploration development on the San Antonio vein commenced in late 2008 and has continued during 2009. Material derived from this development currently supplies the pilot plant at a processing rate of 30 tpd. Continental Gold produced a total of 146 kg of gold in doré (4,698 oz) between January and July 2009 from the San Antonio vein. The pilot plant processed 6,504 t at an average plant gold recovery of 38.5 g/t Au between November 2008 and August 2009, (based on gold recovery into zinc precipitate after the Merrill Crowe process and on mine laboratory assays). Continental Gold intends to upgrade the pilot plant to a capacity of 65 tpd.

The Yaragua Mine is accessed via three adits on level 1 (elevation 1,484 m), level 2 (elevation 1,430 m) and level 3 which is also known as San Felipe (elevation 1,370 m). Level 1 is developed for 470 m along the Murcielagos vein structure. The Murcielagos vein on level 2 is accessed via a 110 m crosscut and has 310 m of development on the vein. On level 3 the Murcielagos vein is accessed via a 200 m crosscut and has 100 m of development on the vein (Figure 3). Mining traditionally took place in vertical stopes via a resue cut and fill method. The high grade material was mined first followed by the waste material which is used as backfill on the floor of the development stope.

Exploration drilling undertaken by Continental Gold in 2008 identified a parallel high grade vein (the San Antonio vein) some 130 m north of the Murcielagos vein (Figure 3). Continental Gold subsequently developed an underground exploration cross cut on Level 1 which intersected the San Antonio vein in October 2008. Since November 2008 pilot plant production has processed mineral produced from the development of the exploration drive along the San Antonio vein. During 2009 over 200 m of exploration development had been established along the San Antonio vein. This later development appears to indicate that a third vein structure (Veta Centena) on a northwest-southeast trend and may either truncate or merge with the San Antonio vein in the east (Figure 3).

Figure 3 - Plan showing the underground development on the Murcielagos and San Antonio veins at the Yaragua Mine

Other Exploration and Development History of the Buriticá Project

In addition to exploration and development at the Yaragua Mine, several surface mapping and sampling campaigns have been carried out in the area by different companies which have identified several zones of interest, as summarized below based on public reports.

  To the west of the Yaragua Mine work done by Gran Colombia Resources Ltd., in the mid-1990s, delineated an area of hydrothermal alteration (quartz-sericite-pyrite) measuring 700 m by 400 m. Channel samples in a road cut gave values of up to 7.9 g/t Au. This area was considered to have excellent exploration potential by Gran Colombia Resources Ltd.

  The La Mano prospect is located approximately 1 km to the south of the Yaragua Mine. La Mano was the focus of colluvial mining during Spanish colonial times. This prospect is centred on an area of massive quartz-limonite alteration in a siliceous breccia of probable hydrothermal origin. An adit at this prospect cuts strongly silicified tuffaceous sediments adjacent to the breccia zone exposed to the east. Sampling of this adit reported grades averaging approximately 5 g/t Au, 150 g/t Ag, 1.8% Pb and 4.6% Zn, over a 10 m to 20 m length. Continental Gold resampled the adit but was unable to replicate these values.
  Surface sampling (sample type unknown) on a regular 50 m by 50 m grid at La Mano, undertaken by Gran Colombia Resources Ltd, identified several anomalous zones with >0.1 g/t Au, one of which is centred close to a breccia zone adjacent to the existing adit. Three values with >1 g/t Au were reported, two of which occur on the eastern edge of the grid, to the west of the Tonusco fault, away from the immediate vicinity of the known mineralization.

  The La Estera vein is located approximately 2 km south of the Yaragua Mine. A 100 m drift was excavated there in the early 1990’s but development was halted when unstable ground conditions were encountered. Average grades are reportedly 1,062 g/t Ag and 12 g/t Au, with an average vein thickness of 80 cm. The Sulliman and Pulpito veins, which also occur in the same area, have average grades of around 5 g/t Au and thicknesses around 0.5 m.

  At the bottom of San Augustin creek, approximately 1 km north of the Yaragua Mine, a 40 m wide zone of sulphide mineralization has been encountered in sedimentary rocks. This consists of intergrown quartz crystals and coarse grained to sooty pyrite, plus associated areas of silicified pyritic argillite. It is reported that there were old workings in sediments to the northwest of this occurrence, and the mineralization appears to be associated with a zone of sediments surrounded by igneous rocks. Several samples taken from the contact zone averaged 1.45 g/t Au and 24.3 g/t Ag.

  An additional breccia zone is reported at La Guacamaya, which is situated just north of the Clara creek in the northeast of the project area. This is interpreted as a contact breccia located on the contact between the dioritic intrusive and the sedimentary unit. Results of systematic sampling, gave average grades of 2.7 g/t Au in talus and 3.2 g/t Au for material from the creek. Other samples of surface outcrops gave values averaging 0.7 g/t Au.

Geological setting

Regional Geology

South American geology is dominated by three principal tectonic plates, the Pacific (Nazca) plate in the west, the Caribbean plate to the north and the South American plate which forms the bulk of the continental landmass. The Northern Andean Block forms a distinct geological segment of the Andean Cordillera in Colombia and is subdivided into three mountain chains, the Occidental (western), Central and Oriental (eastern) Cordillera.

Colombia’s geological history has been dominated by processes occurring along the accreting plate boundary between the Nazca and South American plates. Changes in the position of the subduction zone have resulted in the progressive accretion of the Cordilleran mountain chains onto the western margin of the Guiana Shield, forming the current complex geological framework. These plate tectonic processes are also strongly associated with ore forming processes and the formation of many of Colombia’s mineral deposits. The general geological setting of Colombia is illustrated in Figures 4 and 5.

Figure 4 - Map showing the plate tectonic setting of Colombia

Figure 5 - Simplified geological map of Colombia

N
Vulcanismo plioceno y cuaternário
Rocas básicas mesozóicas y cenozóicas de la Serranía del Baudó
Sedimentos cenozóicos
Magmatismo cenozóico del Terreno Calima
Magmatismo cenozóico del Terreno Cuna
Sedimentos mesozóicos
Sedimentos cenozóicos de los Llanos Orientales
Rocas básicas cretáceas
Magmatismo cretáceo superior
Volcanismo triásico y jurásico
Plutonismo jurásico
Magmatismo paleozóico
Basamento paleozóico y precámbrico
SIERRA NEVADA DE SANTA MARTA
F. DE OCA
MAR CARIBE
VENEZUELA
ANDES DE MERIDA
PALESTINA
CORDILLERA ORIENTAL
F. GUAICARAMO
SERRANIA DE LA MACARENA
MACIZO DE GARZON
OCEANO PACIFICO
ECUADOR
CORDILLERA OCCIDENTAL
10°
2°
78°
72°
0
100
200 km

Colombia comprises the Precambrian metamorphic and igneous basement rocks of the Guiana Shield in the east, Palaeozoic to Cainozoic igneous and sedimentary rocks which make up mountainous Cordillera, and Cainozoic sediments which dominate in the lower lying parts of the country.

Figure 5 highlights that fact that there are a variety of igneous rocks of different ages in the country. These igneous rocks form the underlying geology in most of the mountain ranges in the country and generally decrease in age from east to west. Palaeozoic magmatic rocks outcrop in the Oriental Cordillera along the border with Venezuela, whilst Mesozoic intrusive rocks are mainly found in the Central Cordillera. Cainozoic volcanic and intrusive rocks are found in the southern part of the Central Cordillera as well as in the Occidental Cordillera. Younger sedimentary cover, mainly of Cainozoic age, dominates at lower elevations in the Amazon basin, intermontane basins and along the coastal margins of the country.

Three major gold belts are defined in Colombia, the Choco, Middle Cauca and Segovia belts (Figure 6). Buriticá falls in the Middle Cauca belt which is situated between the Occidental and the Central Cordillera (Figure 7). This belt contains porphyry, and epithermal mineralization in addition to the mesothermal and breccia gold deposits seen at Buriticá. Figure 8 presents a map of Colombia showing the location of the main mineral deposits.

Figure 6 - Simplified geological map of Colombia showing the main metallogenic belts

Figure 7 - Topographic map of Colombia showing the location of Continental Gold’s project areas

PANAMA
PACIFIC OCEAN
BERLIN
ZARAGOZA
SANTANDER
Bucaramanga
BURITICA
ARENOSA
LUNAREJA
ANZA
Medellin
DOJURA
Bogota
Cali
N
DOMINICAL
0
100
200
kilometres

CG Project

Figure 8 - Map of Colombia showing the location of the main mineral deposits

Local Geology

On a regional scale the Buriticá Project area is divided into two distinct geological domains. On the east the area is dominated by basic to intermediate igneous rocks, which are interpreted as representing mainly intrusive rocks of Cretaceous age. The western part of the area is dominated by marine sedimentary rocks, mostly argillites of Cretaceous to Tertiary age. The main contact between the sedimentary and igneous rocks runs through the centre of the Buriticá Project area, and local outcrops of hornfelsed sediments surrounded by igneous rocks are interpreted as roof pendants. Previous authors have noted that the project area is centred within an annular topographic and satellite anomaly. Major regional structures include the Cauca-Romeral fault located approximately 3 km to the east, along the Cauca River. A general geology map covering the project area is presented in Figure 9.

Property Geology

Previous mapping in the central part of the Buriticá Project area has identified the presence of the following rock types:

  Sedimentary rocks: Mostly limonitic argillites with interbedded black chert. Generally unaltered. Inferred to belong to the Penderisco Formation of the Cañasgordas Group;

  Igneous rocks: Intrusive and extrusive rocks consisting of quartz-diorite, diorite, porphyritic andesite, porphyritic dacite and volcanoclastics. These are interpreted as ranging in age from Cretaceous to Tertiary. Mineralization and alteration appear to be associated with younger (5 Ma to 6 Ma), less extensive, intrusive to hypabyssal bodies of andesitic to basaltic composition which together form the Buriticá complex;

  Siliceous hornfels: In the vicinity of La Mano anomaly, a zone of highly siliceous rock is interpreted as representing a contact-metamorphic hornfels;

  Breccias: Different types of breccia have been mapped in the area, several of which are interpreted as tectonic in origin. They are commonly clast supported and the clasts are often altered and pyritic; and

  Quaternary deposits: These are mainly colluvial and landslip deposits that fill the valley bottoms.

Within the Yaragua - La Mano area, Continental Gold identified an early Upper Cretaceous volcanoclastic assemblage comprising basaltic andesites and associated volcano-sedimentary rocks. These are overlain by a Tertiary intermediate hypabyssal assemblage comprising the breccia deposits. A late stage basaltic assemblage, locally containing pillow lavas, caps the sequence.

Many faults have been noted during mapping at Buriticá, and satellite imagery for the area displays a large number of linear features many of which are likely to represent major faults. Two dominant fault directions striking between 70° and 100° have been noted. These east-west structures are interpreted as being the main control on the distribution of breccias, mineralization and hydrothermal alteration and appear to displace north-south lineaments which represent older structures.

Figure 9 - General geology map of the Buriticá project area

Mineralization - Overview

Four styles of mineralization are developed within the Buriticá Project area. At the Yaragua Mine both high grade quartz veins and mineralized breccias occur. At La Mano and San Augustin the mineralization is of a replacement style with low gold grades. On a regional scale there is potential for placer gold deposits in the main river systems and these may be present on Continental Gold’s concession holdings.

Vein Systems

The vein system and associated breccia bodies at Yaragua represents part of a classic porphyry – epithermal system (Figure 10). The Murcielagos and San Antonio veins are noted for their high gold content and associated base metals, notable zinc and lead, along with the lack of classic banded features and textures of epithermal veins. The presence of the breccia body and strong alteration indicate that the Yaragua mineralization formed in the deeper levels of a porphyry – epithermal system and will have close affinities to typical porphyry systems. Erosion of the entire epithermal system appears to have taken place leaving the deeper mesothermal veins and the breccia bodies exposed.

The mesothermal vein system at Yaragua comprises near vertical pyrite-sphalerite-galena sulphide veins, locally with minor amounts of quartz, chalcopyrite and calcite, which are generally less than 1 m in width and are associated with east – west fractures. Geometrical complexities such as en-echelon vein networks and pinch and swell structures may occur, which can be misleading if their nature is not fully understood. In addition, post-mineralization faulting may displace the veins on a centimetre to metre scale.

The relative location of the Buriticá deposit within the porphyry system is difficult to quantify based on the current volume of exploration data. From the style of quartz veining it is apparent that considerable erosion has taken place to remove the epithermal deposits. The presence of potassic alteration in the mafic-intermediate hostrocks indicates that a porphyry stock and associated mineralization may occur at depth. The relative position of the Buriticá Project is shown on Figure 10.

Figure 10 - Generalized model of a porphyry – epithermal system showing the relative position of the Buriticá Project

Mineralized Breccias

Porphyry copper style deposits are an important source of copper and gold in the Andean mountain chain, particularly in Chile and Peru. There are several known deposits of this type in Colombia, the largest of which is the Pegadorcito-Pantanos deposit with reported resources of 700 Mt averaging 0.74% Cu. Breccia bodies are a common feature in many porphyry copper and epithermal vein systems and the association has been recognized in public reports. Whilst often called hydrothermal they can also be formed by volcanic, magmatic or through tectonic processes. The breccia formation processes often overlap making specific genetic classification difficult, however important genetic sub-types include magmatic-hydrothermal (hypabyssal) and volcanic-hydrothermal (phreatic or diatreme breccias). The Buriticá breccia is likely to be of the magmatic-hydrothermal type. Figure 11 illustrates the generalised characteristics of a magmatic-hydrothermal breccia pipe above a porphyry stock and the Buriticá breccia is likely to be positioned in the upper portions of such a system. Imbricated clasts are present within the Yaragua breccias which further support the positioning within the breccia pipe environment.

Magmatic-hydrothermal breccias result from the release of fluids from hydrous igneous magmas and subsequent decompression to generate a variety of breccia types within a hypabyssal breccia body. Examples of mineralized magmatic-hydrothermal breccias include Rio Blanco (Chile), Mount Polley (Canada) and Lihir (PNG). The Buriticá breccia contains gold and sphalerite mineralization and may have affinities with the Kidston deposit in Queensland, Australia.

Replacement Mineralization

Replacement mineralization has been identified on the contact between the volcanoclastic sequence and the Buriticá complex. The mineralization is marked by zones of silica and pyrite alteration and generally low gold grades (<0.5 g/t Au). The mineralization at San Augustin and La Mano fall into this type.

Figure 11 - Generalised model of a magmatic-hydrothermal breccia pipe showing the relative position of the Buriticá Project

Placer and Colluvial Gold Deposits

There is a long history of placer gold production dating from before the Spanish colonization of South America. Mineros S.A.’s alluvial dredging operation at El Bagre on the Rio Nechi has been one of Colombia’s most substantial producers of gold in recent years. The Rio Cauca and its tributaries have the potential to host placer gold deposits within Continental Gold’s Buriticá licences.

The formation of placer deposits results from the erosion of a hostrock containing a heavy mineral (e.g. gold, platinum, diamonds, ilmenite) and the sorting of the light from the heavy minerals during sedimentation. The placer deposit can be formed in either the marine or the fluvial environment. Water is a powerful erosive force and through its actions the grain size of the sediment load is reduced. This process liberates the heavy mineral which can then be deposited into the alluvial sediments.

The scale of the heavy mineral concentration can vary from small (bedding lamellae or cross bedding) to large scale regional systems (alluvial fans and beaches). In Colombia most gold placer deposits are located in small to intermediate scale features such as point bars within the river flood plain. Features such as potholes or irregularities in the morphology of the riverbed can also be significant in the deposition of placer gold.

Most placer mining occurs close to the current river channel, although potential should exist for palaeo river channels to host placer gold deposits.

Colluvial deposits derive from eroded material, and are usually located on slopes close to their original outcrop. This material has yet to be extensively reworked by water. Historically colluvial deposits were worked by the Spanish through hydraulic methods, effectively using water to wash the colluvial material into a river valley from where the gold could be recovered.

Mineralization – Yaragua Mine

As noted above four styles of mineralization are developed within the Buriticá Project area. The Yaragua Mine in particular contains both high grade sulphide veins and mineralized breccias which may be associated with a porphyry system.

The mineralization sequence is interpreted to be the following:

  Emplacement of the Buriticá Complex and replacement mineralization on contacts,
  Formation of un-mineralized fractures,
  Potassic alteration possibly related to a porphyry intrusion at depth,
  Emplacement of the Yaragua breccia and retrograde sericite alteration,
  Emplacement of mesothermal gold veins, and
  Formation of colluvial and placer gold deposits as a result of erosion.

Vein Mineralization and Alteration

Vein mineralization has been located at Yaragua, La Estera, Sulliman and Pulpito within the Buriticá project area. This section will focus on the Yaragua veins as these are the best described.

At Yaragua gold occurs in a series of sulphide rich veins with quartz-feldspar-calcite gangue minerals, ranging from 2 cm to 40 cm in thickness. The veins are typically hosted by andesites of the Buriticá Complex and are vertical or near vertical in orientation. Whilst the veins are present within the breccia bodies their continuity appears to be less well developed. In some parts of the Yaragua Mine there appear to be more than one sub-parallel mineralized vein. The veins give the impression of being formed along fault zones with parallel, relatively smooth, fractures forming the edges of the mined void in many places. The surface expression of the old workings confirm the presence of multiple veins and also indicate that the main vertical vein may be displaced by sub-horizontal structures. Crude sub-horizontal jointing was noted in several locations in the mine and on surface outcrops. Abundant finely disseminated pyrite was noted in the wallrocks to the mineralized veins.

The Murcielagos vein has been developed over a strike of some 470 m and dip length of 160 m. Gold is associated with sulphides, including pyrite, sphalerite, galena and chalcopyrite. High gold grades are associated with a high sphalerite content and arsenic values are low.

Seven veins are developed in a corridor zone to the north of the Murcielagos vein. These veins are separated by between 2 m to 25 m of largely barren wall rock, strike east-west and are near vertical (Figure 12). The veins of the corridor zone are generally thin and have patchy gold values.

During the 2008 exploration program two new mineralized vein zones were identified by Continental Gold, the San Antonio vein and the Veta Sur zone (Figure 12). The San Antonio vein lies some 130 m north of the Murcielagos vein, follows a similar east – west trend and dips at close to vertical. The San Antonio vein is similar in appearance to the Murcielagos vein comprising pyrite, sphalerite with galena and chalcopyrite and accessory quartz-feldspar-calcite, in a series of sub-vertical veins and veinlets. Individual veins may reach 40 cm in thickness. Low grade gold mineralization (< 2 g/t Au) continues into the altered andesite wallrocks.

Figure 12 - Map of the Yaragua area showing the location of the main vein zones

In January 2009 the Veta Sur zone had been intersected in two surface drillholes, one further drill intersection was completed after the Snowden site visit. A number of small abandoned mines and trials exist in the vicinity. The trend of the mineralization is closed to the south-west and open to the north-east. This trend is coincident with magnetic and chargeability anomalies defined during Continental Gold’s ground geophysical surveys (Figure 13). The drillhole intersections indicate that the Veta Sur zone comprises a series of up to ten individual veins with widths of between 10 cm to 150 cm. The veins are of variable orientation clustered within a narrow south-west trending structural zone. As with the San Antonio vein the wallrocks between the high grade veins contains low grade gold mineralization. The whole mineralized zone, comprising both the veins and the mineralized wallrock, appears to be approximately 18 m to 20 m in true thickness based on the initial two boreholes. The high grade veins intersected in the drillholes is visually similar to the Murcielagos and San Antonio veins.

Figure 13 - Map summarizing Continental Gold’s ground magnetic and IP (chargeability) survey results. Drillhole traces shown in black, intersections represent drilled rather than true thickness. Yaragua breccia is the red triangle hatched area

Breccia Mineralization and Alteration

The mineralized breccia is developed on the western side of the Yaragua Mine, and has been intersected underground in levels 1 and 2, as well as Continental Gold exploration drilling. The extent of the Yaragua breccia was modelled by Continental Gold in early 2008 using Datamine and is illustrated in Figure 14. A series of distinct breccia zones are apparent passing through the underground development. Two main breccia bodies occur, a large low grade zone to the west of the underground development and a smaller apophysis contain the higher grade mineralization which is present in the underground development. Subsequent drilling and surface mapping by Continental Gold has shown the western body to covers a substantial area (Figures 12 and 13).

Figure 14 - Datamine model of the Yaragua breccia body relative to the initial exploration drilling and underground development1. View looking north, length of level 1 (red) development = 450 m

The Yaragua breccia is typically variable in character and ranges from clast to matrix supported with the clasts ranging angular to rounded and from small to very large in size. The clasts are typically of the volcanic wallrocks.

Alteration is typically marked by sericite and pyrite (phyllic alteration) in both the matrix and as alteration of the constituent clasts grading down to quartz, kaolin, chlorite (argillic alteration) with associated silicification at depth. Quartz stockwork veining is not well developed. The clasts appears to vary between fresh and heavily altered examples.

Grades range between 0.2 g/t Au and 1.2 g/t Au on the eastern low grade portion of the main breccia body. Within the smaller apophysis of breccia a higher grade domain, with grades ranging between 3.0 g/t Au and 4.0 g/t Au and 1% Zn to 1.5% Zn, is developed. This higher grade domain appears to form a discrete lobe of breccia which does not outcrop on surface. Continental Gold have explored the high grade breccia over its 200 m by 250 m aerial extent and to a depth of 350 m vertically. Pyrite-sphalerite-galena mineralization is present as short veinlets, on clast rims, and disseminated within the breccia matrix.

The Yaragua breccia body is dominated by pyrite and sphalerite mineralization, with small quantities of galena and chalcopyrite. No detailed ore petrographic studies have been undertaken. Geochemical analysis undertaken as part of a metallurgical study provided an assay of 19 ppm Te (tellurium). This is considered a high value and is likely to indicate the presence of telluride mineral phases which may have metallurgical implications.

Replacement Mineralization

Replacement mineralization is developed on the north and south of the Buriticá complex in a sequence of thin bedded volcanoclastic sediments and tuffs. To the south at La Mano disseminated pyrite and low grade gold mineralization are developed over a 30m thickness of strongly chalcedonic silicification. To the north at San

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1Yaragua breccia shown as green, orange and blue solids, drillholes in white. Level 1 development = red / blue, level 2 development purple, level 3 development = grey. Further drilling has subsequently been completed.

Augustine an apparent manto of low grade gold mineralization is present in a zone of semi massive pyrite replacement in the same host lithology.

Placer and Colluvial Gold Deposits

As noted above the Rio Cauca and its tributaries have the potential to host placer gold deposits within Continental Gold’s Buriticá licences. No placer deposits were visited by Snowden during their site visits. Several areas of historical colluvial mining activity occur in the Buriticá Project, notably at La Mano. Small scale artisanal colluvial workings are present in the La Mina valley to the west of the Yaragua Mine.

Exploration

Overview

Continental Gold commenced exploration at the Buriticá Project in late 2007. By July 2009 a total of 49 surface drillholes (9,931 m) and 21 underground drillholes (2,285 m) had been completed for a total of 12,216 m. The initial focus was on the identification of bulk mineable mineral deposits and to develop these to a feasibility study stage and define new mineral resources. The initial exploration focus was on the Yaragua breccia and La Mano deposits. However low grades were returned from La Mano and the aerial extent of the high grade breccia proved to be limited. The subsequent discovery of the high grade San Antonio vein and the Veta Sur zone during drilling to define the limits of the Yaragua breccia has refocused Continental Gold’s exploration efforts.

Snowden consider that the Buriticá project as a whole has good potential for both small tonnage high grade vein deposits and bulk mineable deposits. The identification of the San Antonio vein confirms the potential for discovery of new vein zones and the Yaragua breccia confirms potential bulk mineable deposits in the area. In addition potential also exists for the mining of placer deposits.

Continental Gold continued drilling after the Snowden site visit in January 2009 and as a result Snowden are unable to verify the location of drillholes and channel samples completed after the site visit. This applies to the following San Antonio drillholes; BUSY 28 to BUSY 39, BUUY 14 to BUUY 20, and channel samples 33E to 87E. Snowden has no reason to doubt the drilling and underground channel locations provided by Continental Gold.

High Grade Veins

Continental Gold’s exploration focus is now on the evaluation of the San Antonio and associated veins and the Veta Sur zone. Exploration drilling continues at San Antonio and commenced during April 2009 at Veta Sur. Continental Gold has continued the underground development which is being undertaken to provide intersections of the San Antonio vein for exploration purposes. Summary drilling results for the San Antonio vein are provided in Tables 1 and 2. Figure 15 provides a longitudinal section of the San Antonio vein showing the distribution of the drillhole assays. Figure 16 shows the location of the underground channel samples in the exploration development along the San Antonio vein.

The information provided in Tables 1 and 2 represents Exploration Results as defined by the classifications adopted by the CIM in December 2005. The mean drillhole grades presented in Table 1 are calculated over the drilled length of the mineralized intersection with no correction for core recovery. In some drillholes poor core recovery was experienced. The drillhole orientations may also be oblique to the strike of the subvertically dipping veins and as a result the grades may not be representative of the grade over the true mineralized thickness. The estimated true thickness of the mineralization is provided in Table 1 for reference purposes.

In three drillholes (BUSY 11, BUSY 30 and BUUY 14) Continental Gold used an average grade derived from laboratory original and repeat assays in their grade calculation. In order to maintain the sample support with the rest of the sample set Snowden has used only the original assay values in the calculation of the intersection grades in Table 1. As a result small differences occur between the grades presented in this report and those used by Continental Gold.

Table 1 - Exploration results for drillholes intersecting the San Antonio vein, as of August 2009. Grades are calculated over drilled thicknesses and may not represent the grade over the true mineralized thickness. Estimated true thickness is provided for reference (FA/FAG – Fire Assay)

Borehole	Azimuth	Dip	From (m)	To (m)	Drill Thickness (m)	Recovered Thickness (m)	Estimated True Thickness (m)	Recovery (%)	Au FA/FAG Mean (g/t)
BUSY- 11	318	53	135.50	142.50	7.00	6.75	4.90	96.43	91.88
BUSY-16	192	61	131.70	134.00	2.30	1.55	1.20	67.39	64.07
BUSY-17	193	54	115.00	118.20	3.20	3.20	1.60	100.00	15.42
BUSY-27	169	51	152.75	154.40	1.65	1.45	0.90	87.88	13.30
BUSY-29	176	47	147.60	150.50	2.90	2.85	1.50	98.28	6.09
BUSY-30	166	55	116.55	117.90	1.35	1.25	0.80	92.59	11.37
BUSY-31	216	45	117.95	135.80	17.85	16.25	7.60	91.04	84.96
BUSY-39	213	50	165.20	167.60	2.40	1.45	1.60	60.42	10.00
BUUY-14	336	70	103.20	115.15	11.95	8.05	6.30	67.36	9.70
BUUY-15	031	65	89.40	98.90	9.50	9.10	5.00	95.78	15.86
BUUY-16	043	37	86.45	88.15	1.70	1.70	1.30	100.00	7.64
BUUY-17	034	56	78.20	79.60	1.40	1.35	1.00	96.43	26.76
BUUY-18	354	26	57.90	58.80	0.90	0.45	0.80	50.00	29.04
BUUY-19	353	26	71.80	72.20	0.40	0.40	0.30	100.00	79.22
BUUY-20	292	53	116.55	117.40	0.85	0.75	0.50	88.24	113.17

Table 2 - Exploration results for underground channel sampling on the San Antonio vein, as of August 2009. Based on a minimum thickness of 1 m and a 5 g/t Au cut off grade. (SFA – Screen Fire Assay, FA/FAG – Fire Assay)

Channel	Azimuth	Mineralized Length (m)	Au FA/FAG Mean (g/t)	Au SFA Mean (g/t)
9W	150	1.10	1524.85	1468.84
12W	149	1.14	32.10	27.85
15W	161	1.00	817.26	968.26
18W	160	1.33	671.73	698.51
21W	151	1.00	80.03	61.36
24W	154	1.76	40.69	37.21
3E	182	1.00	22.28	13.19
6E	187	1.00	26.18	29.62
9E	188	1.00	9.99	8.93
12E	169	1.00	138.54	147.00
15E	173	1.93	22.66	22.84

Channel	Azimuth	Mineralized Length (m)	Au FA/FAG Mean (g/t)	Au SFA Mean (g/t)
18E	173	1.00	184.99	200.58
21E	175	1.69	46.44	50.41
24E	174	1.00	34.97	30.81
27E	170	1.00	42.60	-
30E	168	1.00	27.35	30.96
33E	170	1.00	-	30.39
36E	172	1.00	-	28.79
39E	168	1.00	-	166.05
42E	166	1.00	-	37.11
45E	168	1.00	28.96	31.67
48E	165	1.10	2.75	3.44
51E	165	1.65	24.03	27.99
54E	166	1.00	97.18	87.32
57E	165	1.00	112.66	104.10
60E	164	1.00	15.13	14.21
63E	164	1.00	18.16	19.31
66E	163	1.00	14.40	14.36
69E	171	1.00	13.84	9.27
72E	169	1.00	25.70	29.44
75E	171	1.00	20.24	21.73
78E	168	1.00	16.39	13.31
81E	170	2.30	16.35	14.31
84E	169	1.15	12.01	15.85
87E	171	1.00	27.12	30.75

Figure 15 - Longitudinal section showing drillhole intersections through the San Antonio vein

Figure 16 - Plan showing the exploration development on the San Antonio vein, channel sample locations and grades

The underground channel grades presented in Table 2 and Figure 16 have been calculated assuming a minimum mining width of 1 m and a cut off grade of 5 g/t Au. In cases where low grade quartz vein is present the whole vein zone is included. Wallrock material is included in equal proportions on either side of narrow vein zones in order to achieve the minimum thickness of 1m. It should be noted that these thickness and grade parameters have not been applied to the drillhole intersections presented in Table 1 and Figure 15. Continental Gold is in the process of defining economic and mining parameters for the Buriticá project which will be used for future mine planning and resource estimation purposes.

In three channels (12W, 18W and 75E) Continental Gold used an average grade derived from laboratory original and repeat assays in their calculation. As detailed above, Snowden has used only the original assay values in the calculation of the channel intersection grades in order to maintain the sample support with the rest of the dataset. Small differences may occur between the grades presented in this report and those used by Continental Gold.

The initial exploration drilling results for Veta Sur are summarized in Table 3. Drilling is at a very early stage at Veta Sur and the understanding of the orientation and continuity of the mineralization intersected in the drillholes is poor. As a result the thickness and grades provided in Table 3 are based on drill intersections which may be oblique to the strike of the subvertically dipping veins and do not represent the true thickness of the mineralization. The information provided in Table 3 represents Exploration Results as defined by the classifications adopted by the CIM in December 2005.

Table 3 - Initial exploration results for drillholes intersecting the Veta Sur zone, as of January 2009. Grades are calculated over drilled thicknesses and may not represent the grade over the true mineralized thickness

Borehole	Azimuth	Dip	From (m)	To (m)	Drilled Thickness (m)	Au (g/t)
BUSY 23	185.9	61.0	236.10	241.30	5.2	59.05
BUSY 23	185.9	61.3	269.10	270.30	1.2	61.43
BUSY 23 whole	185.9	61.0	235.40	270.30	34.9	12.01
zone
BUSY 33	342.6	70.3	61.00	62.70	1.7	14.70
BUSY 33	342.4	70.3	65.00	71.60	6.6	16.37
BUSY 33	343.0	70.9	88.70	99.10	10.4	28.64
BUSY 33 whole	342.6	70.3	61.00	99.10	38.1	12.18
zone

Yaragua Breccia

Continental Gold’s initial exploration focus was on the Yaragua breccia in order to define a mineral resource based on a potentially bulk mineable deposit. Based on their initial exploration results Continental Gold developed a geological model of the breccia body as illustrated in Figure 14. Two distinct portions were defined, the low grade western body and the smaller, higher grade, eastern apophysis passing through the underground workings.

Regional Reconnaissance

Continental Gold have commenced with systematic property-wide reconnaissance prospecting and sampling in order to identify further exploration targets and facilitate the reduction of land holdings before contract signature and registration is requested by Ingeominas. Satellite imagery has been acquired to support a structural, alteration and geological interpretation of the entire project area in order to facilitate this.

Continental Gold has completed ground magnetic and IP surveys over the Yaragua area. These have provided considerable information on the structural trends and the geological setting of the Yaragua area. The magnetic results clearly show the main fault structures which are exploited by the main veins. The Veta Sur zone appears to correlate well with a moderate to strong chargeability anomaly from the IP survey data, suggesting the Veta Sur structural zone extends to the south-west. A 100 m by 25 m soil geochemistry program is in progress over this area. The geophysical survey results are summarized on Figure 13.

Drilling

In December 2007 Continental Gold commenced drilling at the Buriticá project. There are no records of any historical drilling having taken place.

During the 2008 Snowden site visit two contract drill rigs were operating at Yaragua and La Mano respectively. A Longyear LF 38 was completing the second of a planned four holes from a drill pad located above the western end of the Yaragua Mine, and a man portable rig was on site at La Mano.

By July 2009 a total of 49 surface drillholes (9,931 m) and 21 underground drillholes (2,285 m) had been completed including the redrill of one of the two La Mano holes due to poor core recoveries obtained during drilling with the man portable rig.

Tables 4 and 5 summarize the drilling at Yaragua to date. On completion of drilling all surface holes are capped with a cement plinth and plastic casing. Where possible underground drillholes are also capped.

Table 4 - Yaragua surface drilling completed end of July 2009

Borehole	X coordinate	Y coordinate	Elevation (m)	Length (m)
BUSY_1	1,129,598	1,233,339	1,646.61	181.00
BUSY_2	1,129,597	1,233,339	1,646.64	249.50
BUSY_3	1,129,596	1,233,340	1,646.70	150.00
BUSY_5	1,129,597	1,233,341	1,646.59	222.50
BUSY_6	1,129,598	1,233,342	1,646.77	100.00
BUSY_7	1,129,701	1,233,221	1,591.12	162.00
BUSY_8	1,129,702	1,233,221	1,591.11	91.40
BUSY_9	1,129,702	1,233,219	1,591.13	178.00
BUSY_10	1,129,701	1,233,221	1,591.04	138.30
BUSY_11	1,129,597	1,233,341	1,646.57	165.00
BUSY_12	1,129,596	1,233,341	1,646.60	109.50
BUSY_13	1,129,449	1,233,276	1,752.13	352.30
BUSY_14	1,129,450	1,233,276	1,752.11	277.95
BUSY_15	1,129,370	1,233,467	1,678.65	334.80
BUSY_16	1,129,584	1,233,479	1,655.03	239.45
BUSY_17	1,129,510	1,233,467	1,672.62	276.40
BUSY_18	1,129,302	1,233,349	1,757.13	250.60
BUSY_19	1,129,272	1,233,217	1,823.87	253.00
BUSY_20	1,129,175	1,233,104	1,803.17	213.10
BUSY_21	1,129,124	1,233,303	1,851.06	163.20
BUSY_22	1,129,063	1,233,176	1,848.13	262.10
BUSY_23	1,129,222	1,233,112	1,783.21	275.80
BUSY_24	1,129,001	1,233,366	1,897.08	86.40
BUSY_25	1,129,056	1,233,184	1,848.30	240.00
BUSY_26	1,129,301	1,233,353	1,756.71	109.30
BUSY_27	1,129,619	1,233,511	1,628.59	361.50
BUSY_28	1,129,619	1,233,511	1,628.59	233.60
BUSY_29	1,129,618	1,233,512	1,628.71	200.00
BUSY_30	1,129,585	1,233,482	1,654.68	135.00
BUSY_31	1,129,583	1,233,482	1,654.76	152.26
BUSY_32	1,129,370	1,233,468	1,678.65	112.00
BUSY_33	1,129,294	1,233,033	1,774.92	311.50
BUSY_34	1,129,409	1,233,219	1,758.66	370.80
BUSY_35	1,129,294	1,233,034	1,774.18	127.00

Borehole	X coordinate	Y coordinate	Elevation (m)	Length (m)
BUSY_36	1,129,123	1,233,306	1,850.96	167.45
BUSY_37	1,129,272	1,233,219	1,823.58	97.70
BUSY_38	1,129,410	1,233,217	1,758.87	260.35
BUSY_39	1,129,510	1,233,467	1,672.62	187.00
BUSY_40	1,128,914	1,232,895	1,815.00	268.35
BUSY_41	1,128,914	1,232,895	1,815.00	283.30
BUSY_42	1,128,914	1,232,895	1,815.00	319.70
BUSY_43	1,129,006	1,233,077	1,835.00	417.55
BUSY_44	1,129,105	1,233,073	1,797.00	354.55
BUSY_45	1,129,379	1,232,958	1,683.87	59.05
BUSY_46	1,129,379	1,232,958	1,683.47	431.10

Table 5 - Yaragua underground drilling complete end of July 2009

Borehole	X coordinate	Y coordinate	Elevation (m)	Length (m)
BUUY_1	1,129,482	1,233,244	1,506.80	134.00
BUUY_2	1,129,482	1,233,244	1,506.80	115.50
BUUY_3	1,129,482	1,233,244	1,506.80	72.00
BUUY_4	1,129,482	1,233,244	1,506.80	150.50
BUUY_5	1,129,482	1,233,244	1,506.80	87.30
BUUY_6	1,129,482	1,233,244	1,506.80	87.00
BUUY_7	1,129,482	1,233,244	1,507.00	31.80
BUUY_8	1,129,482	1,233,244	1,507.00	66.00
BUUY_9	1,129,567	1,233,282	1,503.00	116.00
BUUY_10	1,129,567	1,233,282	1,503.00	60.00
BUUY_11	1,129,567	1,233,282	1,503.00	92.20
BUUY_12	1,129,924	1,233,385	1,381.08	149.80
BUUY_13	1,129,924	1,233,383	1,381.00	81.00
BUUY_14	1,129,562	1,233,343	1,504.02	210.00
BUUY_15	1,129,563	1,233,343	1,503.99	213.35
BUUY_16	1,129,563	1,233,343	1,503.92	140.40
BUUY_17	1,129,563	1,233,343	1,504.76	140.00
BUUY_18	1,129,562	1,233,344	1,504.60	89.00
BUUY_19	1,129,561	1,233,343	1,504.76	90.20
BUUY_20	1,129,564	1,233,343	1,504.00	159.15

Surveys

Survey work at Buriticá and the Yaragua Mine has been carried out by two contract surveyors on behalf of Continental Gold. In order to establish consistency and continuity in the surveying Continental Gold has appointed a reputable Colombian surveying contractor, GEOCAM S.A., Survey Engineers, on a permanent basis.

Field geological crews use hand held Garmin GPS units for reconnaissance and routine exploration work. Hand held units are routinely used at an exploration stage where an accuracy of ±5 m is acceptable, once a project develops into an evaluation or development stage the need for accurate surveying becomes essential.

The survey work for the Yaragua Mine includes the surveyed topography, covering an area of approximately 550 m by 150 m, and the underground surveying of the three levels developed at the mine. Continental Gold have tied the various surveys into a common grid based upon the use of a differential GPS linked into a base station located at Santa Fe de Antioquia some 23 km to the south-east. Continental Gold are expanding the Yaragua topography survey to cover a wider area for mine planning and design purposes based on the larger throughput operation Continental Gold are hoping to achieve.

Downhole surveys for the Yaragua drilling are carried out using a Flexit survey tool. This modern digital survey tools provides multiple survey readings which can be transferred directly to a computer via a special adaptor supplied with the survey tool. All drillhole collars are surveyed by the surveying contractor once drilling of the holes is completed from the surface drill pads or the underground drilling stations.

Sampling and Analysis

Pre-Continental Gold Sampling

Historical sampling information from the underground development at Yaragua is limited although some sample data from the period that Bulletco operated the mine is available. It is understood that this was assayed through the Yaragua Mine laboratory.

Yaragua Mine Laboratory

The mine laboratory at Yaragua is a basic fire assay facility which is used for run of mine assays. Checks undertaken by Continental Gold on the accuracy of the Yaragua laboratory suggest that the laboratory generally under reports gold grade by approximately 20%, with a detection limit of 0.4 g/t. The laboratory offers a turn round time of 24 hours for samples.

The laboratory fulfils an important role in the daily operation of the mine and is designed for the needs of a small scale operation exploiting high grade narrow vein gold deposits. Assays from the mine laboratory are not suitable for mineral resource estimation.

Continental Gold Sampling Procedures and Protocols

The following is a description of Continental Gold’s sampling procedures and protocols. These apply to all samples and in particular the underground channel samples and the drilling samples which will be used in resource estimation. Continental Gold developed their sampling procedures and protocols during 2007. These have been further developed with time in order to better suit geological, sampling and data capture requirements.

The system revolves around the use of a sample specific card which has three removable numbered tickets. Descriptions of the sample location, type, lithology, and mineralization are recorded. In the case of rock samples and underground channel samples all three sample number tickets are inserted into the sample bag.

Database and Data Capture

Continental Gold has established an Excel based database for all of their exploration sampling data. The sample cards provide the field records of each individual sample collected and this information is compiled, along with the assay data, into the database which is managed by the database geologist based in Medellín. Each project geologist receives a working copy of their project from the database geologist on a weekly basis. The project geologists update this with their new sampling and send an updated copy of the project database to Medellín to update the master database. The database geologist then checks the updated details for consistency and uploads new assay results.

Underground Sampling

Underground channel sampling of the breccia body at the Yaragua Mine and the San Antonio vein has been undertaken by Continental Gold.

Sampling of the San Antonio vein comprises channels in the roof of the underground development spaced at 3 m intervals. The channel positions and sample intervals are measured from known positions within the underground development and marked with spray paint prior to collection. Sample methodology comprises a central sample of the main vein zone and two samples of the adjacent wallrocks, one on each side of the vein sample. The vein samples vary between 20 cm and 60 cm in width. Samples are collected by hammer and chisel into a collection tray. In areas where more than one vein is developed additional vein samples are collected honouring the geology of the vein system.

In the breccia areas channel samples are collected as a continuous horizontal sequence in the sidewall of the underground development. Individual channel samples are up to 1.5 m in length, with a width of 10 cm width and depth of approximately 2 cm. This produces 5 kg to 10 kg of sample per channel. The sample intervals are measured from known positions within the underground development and marked with spray paint prior to collection. The channels are collected approximately 1 m above floor level and are collected by samplers using a hammer and chisel. The sample material is collected in plastic sheeting or sacking placed on the floor of the development. Care is taken not to contaminate the sample with material from the floor. On completion of channel sampling digital photographs are taken to provide a permanent record of the channel sample.

All samples are collected in plastic sample bags and double bagged. The sample number is written on the sample bag and the three paper sample tickets are placed between the two sample bags. Finally the sample bags are sealed with tape.

Drill Core Logging and Sampling Procedures

At the drill site the drill crew measure core runs and mark these with wooden blocks placed in the core trays in keeping with industry norms. Borehole numbers and box numbers are recorded on the outside of the core boxes. Once full the core boxes are sealed with a lid and strapped to prevent movement or loss of core during transport to the Continental Gold core yard. From the Yaragua drilling sites the core boxes are carried by hand or by mule up to the Buriticá road and then transported by vehicle to the core yard.

Continental Gold’s core yard facility is located 590 m south - west of the Yaragua Mine. The core yard is simple but effective and is located adjacent to the Buriticá road. A core storage shed has been constructed as a timber frame with wire mesh walls and a tin roof. Core is stored on locally constructed shelving. The core storage shed is locked and guarded at night. Continental Gold has moved approximately half of the Buriticá core to a warehouse in Medellín for storage.

Core logging is undertaken using an A3 sized paper logging sheet. Continental Gold has produced good geological reference books (including rock colour carts, rock classification and alteration tables) for the geologists to assist them in logging the core. Initially core logging comprises geological and geotechnical logging in a dedicated core logging area. The geotechnical logging incorporates total core recovery (TCR) and rock quality designation (RQD) measurement.

Once logged the core is marked for sampling. In the process core is fitted together as close as possible to its original position. Sample intervals are based on geological contacts with a maximum sample interval of 1.50 m. The core is marked continuously along the core to mark the cut line for the core saw operator.

Finally all geological logging and sample information is manually captured into the Excel database from the logging sheets.

Digital photos are taken of the core before cutting and sampling. The core is photographed two boxes at a time with the core having been washed to remove surfical dirt and dust. A small plastic sign is completed which identifies the project name, hole number, box number, and the from – to meterages. Continental Gold has installed two core saws at the core yard and have training local operators in their use.

Sampling is undertaken by collecting half the core and placing this into a plastic sample bag. One sample ticket, inside a small plastic packet, is placed inside the sample bag with the core. A second sample ticket is physically taped to the bag as it is sealed. The taped and sealed sample bag is then placed in a second sample bag which is sealed for dispatch to the laboratory. The laboratory is under instructions to report any samples where the sample tape is broken on arrival. The third sample ticket from the sample reference sheet is placed in a small plastic bag and placed in the core box as a reference. Five to six sealed sample bags are packed in rice bags for transportation to Medellín. The sample numbers are written on the outside of the rice sacks for reference.

Quality Control and Data Verification Procedures

Continental Gold routinely inserts CRM into the sample sequences as part of its QAQC procedures. For rock and soil samples Continental Gold inserts one blank and one CRM for every 25 samples. For samples of drill core, one blank and one CRM are inserted for every 20 samples. If a shipment contains less than 25 samples, then one blank and one CRM must be inserted with each batch.

The results of CRM samples are plotted on an ongoing basis. If the results returned from the accredited assay laboratory for an CRM sample differ form the certified value by more than 20%, or if the assay for the blank exceeds 50 ppb Au, the entire batch of samples will be reassayed. In the case of soil and sediment samples, the batch must be re-run if the assay of the blank exceeds 25 ppb Au. Coarse reject material will be used for the reassaying of rock samples.

A check assay program is utilized through the use of a second accredited laboratory. Additionally field duplicates are routinely collected every 20 samples for soil, stream sediment and underground channel samples. Continental Gold also resubmit assay pulps from drill samples to the original assay laboratory as a further QAQC measure.

Full details of the Continental Gold QAQC procedures and data verification undertaken by Snowden are presented in the Snowden Buriticá Report.

Security of Samples

All samples collected by Continental Gold are stored either at the Yaragua Mine site, the Buriticá core yard or the Medellin warehouse. Sample batches are transported from Buriticá to Continental Gold’s office in Medellin by Continental Gold’s internal risk staff. The risk personnel sign for the receipt of the samples from the project geologist and the consignment is signed for and checked on delivery in Medellin. Continental Gold staff are also responsible for the delivery to and collection of samples from the sample preparation laboratory in Medellin. Continental Gold will retain all sample material for possible future use. This can be for internal QCAC purposes or for future third party due diligence.

Mineral Resources and Mineral Reserve Estimates

There are no existing resource estimates for any deposits within the Buriticá Project area. Exploration by Continental Gold has successfully identified the San Antonio vein, the Veta Sur zone and the Yaragua Breccia as exploration targets. Snowden consider that the exploration of the Yaragua Mine and its extensions represent an advance exploration property.

Continental Gold has completed scoping metallurgical testwork on run of mine material from the Murcielagos vein and a composite sample of the Yaragua breccia. Cyanidation testwork has also been completed on a composite sample of gravity and flotation concentrate material derived from the San Antonio vein. This initial testwork indicates that the recover of gold appears to be viable from both vein deposits and the Yaragua breccia.

Exploration and Development

Continental Gold’s exploration priority is in the definition of the strike and depth extents of the San Antonio vein system and the identification of other high grade veins in the vicinity of the Yaragua Mine. Continental Gold is currently drilling the San Antonio vein structure and intend to continue with this exploration during 2009 with the intention of defining a mineral resource. The planned exploration will comprise both surface and underground drilling and an underground exploration program.

A wide zone of mineralization has been identified in two exploration boreholes at Veta Sur, to the south-west of the Yaragua Mines. This zone of mineralization has the potential to host either a larger bulk tonnage target, exploiting several veins, or narrow, high grade, individual veins similar to the Murcielagos and San Antonio veins. Surface drilling recommenced on the Veta Sur zone in April 2009.

Regional exploration will continue for the underlying porphyry system of which the vein systems of the Yaragua breccia body are potentially a component. Ground magnetics and an IP/resistivity survey have been undertaken over Buriticá. It appears that both geophysical techniques will be useful in ongoing exploration.

Continental Gold will also undertake property-wide reconnaissance prospecting and sampling. This work will include the evaluation of known gold workings and areas where mineralization and alteration have been identified by past workers. Satellite imagery has been acquired to support a structural, alteration and geological interpretation of the Buriticá Project area. Consideration could be given to undertaking an airborne geophysical survey in order to produce additional structural and geological information. Continental Gold’s reconnaissance exploration work will be used to prioritize target areas and facilitate the reduction of land holdings before contract signature and registration in the National Mining Register is requested by Ingeominas.

Continental Gold has proposed an exploration budget of $7,689,740 for the Buriticá Project for the eighteen month period between January 2010 and June 2011 (Table 6). This incorporates both the evaluation of the vein and breccia deposits with ongoing regional reconnaissance work. The budget includes provision for 20,500 m of surface and underground drilling and 25,600 laboratory assays, but excludes mining related cost items, such as underground development for exploration purposes, or grade control activities such as face mapping, grade control sampling and assaying, which will be self-funded. Snowden considers that the scope of work is appropriate to advance the Buriticá Project and the budget is realistic.

Table 6 - Continental Gold exploration budget for the 18 months from January 2010 to June 2011

Item	Budget
Manpower	856,165
Travel	128,198
Equipment	150,840
Drilling	3,261,579
Survey and drill site preparation	66,316
Assay	640,000
Licence fees	1,890,063
Other	61,579
Technical studies	285,000
Land purchases	350,000
Total	7,689,740

Other Properties of Continental Gold

In addition to the Buriticá Project discussed under “Part IV – Information Concerning Continental Gold - Properties –The Colombia Projects – Material Properties of Continental Gold”, Continental Gold has eight other projects being the Anza, Arenosa, Berlin, Dojura, Dominical, Lunareja, Santander and Zaragoza Projects, which are not considered to be material properties of Continental Gold and are not anticipated to be material properties of the Resulting Issuer. The following is a location map for these properties.

PANAMA
PACIFIC OCEAN
BERLIN
ZARAGOZA
SANTANDER
BURITICA
ARENOSA
LUNAREJA
ANZA
Medellin
DOJURA
COORDELLERA OCCIDENTAL
COORDILLERA CENTRAL
COORDILLERA ORIENTAL
Bogota
N
0
100
200
kilometres
DOMINICAL

The following disclosure relating to the other projects of Continental Gold is a summary prepared by Stuart A. Moller, P.Geo., Vice-President Exploration of Continental Gold. Mr. Moller is a “qualified person” in accordance with NI 43-101, but he is not independent of Continental Gold. The Resulting Issuer intends to complete smaller scale exploration programs on these properties consisting of geological mapping, surface sampling, target identification and diamond drilling. None of the mineral exploration interests of Continental Gold contain any defined Mineral Resources or Mineral Reserves (as such terms are defined in NI 43-101). Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation might not be able to overcome. See “Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer”.

The Anza Project

The Anza Project consists of five concession contracts totalling 16,311 hectares and eleven applications totalling 34,980 hectares. The concession contracts are subject to a joint venture. See “Material Contracts – Consorcio Niverengo Joint Venture Consortium”. The property is located on the eastern edge of the Western Cordillera in the Antioquia Department 50 km west of Medellín. Access is good on paved and secondary roads and most of the project area is reasonably accessible. The area is typified by rolling hills and there is moderate agricultural development as well as an active gypsum mine.

The Anza Project is in an accreted terrain of Cretaceous age characterized by a sequence of oceanic basalts and flysche-type sediments. Currently known mineralization is centered on an active open pit and underground gypsum mine owned by Colombian company Exman Ltda. (“Exman”) which property is part of the Consorcio Niverengo Joint Venture Consortium. In the course of mining, Exman encountered lenses of massive sulphide which at first were sent to the dump and later stockpiled. On further inspection, these sulphides were found to represent lenses up to several metres thick of massive zinc-lead mineralization with a second facies of gold-bearing, copper-rich siliceous material in a Kuroko-type volcanogenic massive sulphide (VMS) environment. Both mineralization types are interbedded with lenses of massive gypsum.

Reconnaissance mapping, stream sediment and float sampling indicate that the VMS-bearing stratigraphic horizon strikes north-south and that the minimum strike length with favourable characteristics is 2 km. No systematic exploration or drilling have been done on the property but reconnaissance grab samples taken by Continental Gold and others of the main lenses of zinc-lead-copper mineralization average 20% Zn, 1% Cu, 15% Pb and 5 g/t Au. Several samples of the siliceous mineralization have returned gold values in excess of 1 g/t Au with a maximum of 39 g/t Au.

Future exploration work plans and budgets will be determined pursuant to the terms of the Consorcio Niverengo Joint Venture Consortium. A work program is currently under consideration.

The Arenosa Project

The Arenosa Project consists of ten concession contracts totalling 9,482 hectares and one application of 1,394 hectares. The property is located 22 km from the town of Remedios in the Antioquia Department. The topography is characterized by low, rolling hills and access is good via a series of secondary dirt roads.

The concession area is underlain by a sequence of Palaeozoic metamorphic rocks which is intruded by a Cretaceous age quartz diorite body. Known mineralization consists of a number of mesothermal gold quartz veins, several of which have been worked by small miners in the past. The principal vein has been located in float and outcrop along more than 4 km of strike, half of which is on the property. This vein reaches a maximum of 4 m in width but averages about 1 m.

Past work on the property includes a small drilling program performed by a prior owner. This work indicated that the main vein continues down-dip for at least an additional 100 m below the lowest level of the historical workings in the small-scale El Desafio Mine. Three drill intersections contained anomalous but sub-economic gold values. Work completed by Continental Gold to date includes first pass stream sediment sampling and reconnaissance-scale mapping and sampling of the entire concession area along with more detailed sampling in the El Desafio mine which is developed on a 100 m strike segment of the principal vein. Gold grades in the mine are potentially economic but on a small scale that is not currently of interest to Continental Gold. No further work is planned on the Arenosa property for 2010.

The Berlin Project

The Berlin Project consists of twelve concession contracts totalling 28,289 hectares and two applications totalling 15,000 hectares. The project area is located in Antioquia Department 90 km north of Medellín. Access is through Yarumal on paved road, and through Briceño or San Andreas to the property on dirt roads. The area is very sparsely populated, the terrain is steep, and much of the concession area is only accessible by mule or on foot.

The area is underlain by a sequence of Palaeozoic metamorphic rocks which are cut by the regionally important Romeral fault zone. Known mineralization is principally in the form of mesothermal gold veins. It occurs in three belts totalling 15 km of strike length. The historical Berlin Mine (which is within the property boundary) produced over 400,000 oz of gold in the 1930’s and 1940’s from a single lode up to 20 m thick at a mining cut-off grade of 8-10 g/t Au. The 8 km long strike trend includes the Berlin Mine and the historical Rosario Mine which has similar quartz veins up to 6 m thick. The northern and eastern trends shown on the above figure include numerous small historical workings which have not yet been evaluated by Continental Gold.

Continental Gold considers Berlin to be a highly prospective property which merits a significant work program including diamond drilling. Surface mapping and sampling have begun and over 1,000 samples have been taken. Work to date has verified the presence of the mineralized structure which defines the Berlin-Rosario trend and has identified one promising new area of anomalous gold mineralization. The area has had intermittent guerrilla activity which is believed to be transient. Exploration crews will be mobilized when conditions permit future exploration work.

The Dojura Project

The Dojura Project consists of seven concession contracts totalling 37,235 hectares and six applications totalling 49,235 hectares. The property is located in the Chocó Department 30 km south of the Departmental capital city of Quibdó. Access is via paved road two hours south from Quibdó and from that point via river canoe to the property. The area is sparsely populated and once on site, access is by boat and mule.

The Dojura Project is subject to a joint venture with AngloGold Ashanti Limited. See “Part IV – Information Concerning Continental Gold - Material Contracts – AngloGold Joint Venture”. Although the joint venture was concluded in October, 2006, AngloGold has just recently been able to visit the property due to security concerns. It is not clear when security conditions will permit ongoing exploration work.

1,060,000 m E
1,070,000 m E
1,080,000 m E
1,090,000 m E
Pggm
N1s
E3N1i
N1cm
Q2t
N1c
Kpgse
Nguc
kilometers
0
5
10
DOJURA PROJECT
Concession with pending contract
Concession with signed contract
Mineralized area
Volcanic neck

Alluvial gold has been produced for over 400 years from the Andagueda River which flows along the south side of the Dojura Project. Historically, large dredges were used but current production comes from smaller scale artisanal operations. Altered intrusive rock with disseminated sulphide mineralization has been found in the project area, and the Dojura Project is considered to have potential for porphyry-style gold and copper mineralization. Reconnaissance reports from the 1960’s describe an 8 by 5 km “mineralized” zone located primarily within the Dojura Project with significant alteration which is centered on a volcanic neck (see above figure).

The Dominical Project

The Dominical Project consists of two concession contracts totalling 7,735 hectares and two applications totalling 7,773 hectares. It is located in southern Colombia in the Cauca Department. Access is via Popayán to the Pasto road and the village of La Vega. The area is sparsely populated, terrain is steep and rugged, and access within the concessions is primarily by mule.

The Dominical Project is subject to a joint venture with AngloGold Ashanti Limited. See “Part IV – Information Concerning Continental Gold - Material Contracts – AngloGold Joint Venture”.

The Dominical Project lies at the southern end of a number of small vein mines that make up the Dominical-Cerro Negro mineralized zone. Work during the 1980’s by the Japanese International Cooperation Agency – Metal Mining Agency of Japan led to the discovery of sub-economic porphyry copper-gold mineralization at the Piedra Sentada and Dominical prospects. Although both of these prospects lie outside the Dominical Project, their presence and geological projections indicate that there is potential for the discovery of additional porphyry style copper-gold and vein gold mineralization on the Dominical Project.

AngloGold Ashanti Limited has a large property position on the prospective geological trend which includes the Dominical Project. AngloGold Ashanti Limited has conducted preliminary exploration throughout the region and this included stream sediment collection, geologic mapping, and rock chip sampling on the Dominical property. Based on published reports and direct communications, the principal findings to date of this work include the following:

  Mapping and sampling have identified a 3 km2 area of potential for porphyry gold-copper mineralization within the Dominical Project with gold grades in individual samples ranging up to 2.9 g/t Au. Mineralization has been found in dioritic intrusive rocks and it is accompanied by potassic alteration.
  Epithermal mineralization has been identified in another area on the Dominical Project with gold grades in individual samples ranging from 0.4 – 8.1 g/t Au.
  No trenching or drilling has been done to date and there are no resources or reserves included within the Dominical Project.

AngloGold is in the process of determining future exploration programs.

The Lunareja Project

The Lunareja Project consists of nine concession contracts totalling 8,660 hectares and one application totalling 10,000 hectares. The two small exploration concessions in the center of the figure below are within the boundaries of a national park, but as the mineral rights were granted prior to the establishment of the park, Continental Gold has the right to explore and develop the concessions. The Lunareja Project is located 65 km west of Medellín. Access is via paved road to the town of Urrao, and then a 14 km mule trip. The known mineralization is located on the Paramo de Frontino at an elevation of 3,000 - 4,000 m. The Paramo de Frontino is uninhabited and all supplies must be brought in from Urrao.

The Lunareja Project contains an Ag-Zn-Au-Cu bearing, intermediate sulphidation, epithermal vein system which is hosted by a Neogene age volcanic plug. The known vein strikes east-west, dips sub-vertically and has been traced for more than 4 km along strike. It is exposed over more than 500 vertical m in the steep terrain. The vein varies from 10 to 20 m in width and grades outward into a stockwork zone that can be up to 15 m wide on either side of the vein. Reconnaissance sampling indicates that mineralized portions of the vein have grades ranging from 2-8 g/t Au, 60-5,000 g/t Ag, 0.5% copper, and 0.5 -15% zinc.

Several reconnaissance-scale visits have been made by previous owners of the property including affiliates of Bulletco. Continental Gold has made two reconnaissance trips with no other significant work to date and no significant work is planned for 2010 on the property.

The Santander Project

The Santander Project consists of three concession contracts totalling 5,972 hectares and one application of 5,000 hectares. The project area is 35 km northeast of the major city of Bucaramanga. It is divided into three non-contiguous blocks, each at relatively high altitude in sparsely populated country with dirt road access only to parts of the concessions.

The project area is underlain by a complex assemblage of Precambrian and Palaeozoic metamorphic rocks and Cretaceous felsic-intermediate intrusions. The three blocks border the California and Vetas mining districts on the west, east and southeast. Mineralization in the district is broadly related to a Jurassic porphyry system and includes the high sulphidation epithermal gold deposit at Angostura (10.2 Moz measured and indicated resource, Greystar Resources Ltd.), the significant new high grade gold discoveries recently reported by Ventana Gold Corp., and numerous precious metal vein occurrences in the Vetas District.

Other than initial reconnaissance sampling, Continental Gold has not carried out any significant work in the area and there is no significant mineralization that is known on the concessions. No significant work is planned for 2010 on the property.

The Zaragoza Project

The Zaragoza project consists of 56 concession contracts totaling 57,459 hectares and two applications totaling 12,000 hectares. The project is located in the eastern part of Antioquia Department 160 kilometers north-east of Medellín. It includes the towns of El Bagre, Zaragoza, and Machuca. The project is accessed from the north by paved road and there are scheduled daily flights from Medellín to both the El Bagre and Otú airports. Elevation varies from 100-200 meters and the climate is semi-tropical. The area is considered to be relatively safe from guerilla activity.

Regional geology is dominated by a sequence of Precambrian schists and gneisses which have been cut by several large bodies of felsic intrusive rocks. This sequence is cut by the regionally significant, north-south trending, Otú strike-slip fault. This fault has apparently been reactivated at various times in the regions geologic history and appears to be fundamental to the development of most of the known mineral occurrences in the district.

The greater El Bagre, Zaragoza, Frontino Mine area is one of Colombia’s most significant historical gold producers with over 20 Moz having been produced from alluvial and hard rock sources. The Continental Gold land package has dozens of known gold occurrences (see figure).These are mostly smaller quartz veins and lodes with little documented production. They are generally mesothermal in character, and appear to be controlled by secondary structures related to the Otú strike-slip fault. Larger veins of similar geological character have been mined ten kilometers to the south at Frontino (4-5 Moz historical production) and at the Limon Mine five kilometers south of Zaragoza which Continental Gold sold in February 2009 (see “Part IV – Information Concerning Continental Gold –Material Contracts – Zaragoza Sale Agreement”). Large-scale alluvial production has occurred in several areas adjacent to the Continental claims, especially from the Nechi River in the north. Colombian company Mineros de Antioquia currently operates multiple dredges downstream from El Bagre.

Continental Gold has performed first pass reconnaissance scale exploration over approximately 50% of the concession area. This work has documented the presence of the mines shown on the accompanying figure. Several of these including Oro Verde, La Diamantina, Machuca, and Los Delerios were sampled on multiple levels and the presence of gold-mineralized veins has been documented in all of them. Two diamond drill holes were drilled at the Limon Mine in 2008. These were successful in documenting the down-dip continuation of the vein. The mine was also dewatered and resampled on levels 6 and 7 but results were such that Continental subsequently sold the property. Three additional holes were drilled at the Mangos Mine at Machuca with generally negative results. The access decline at Mangos was also rehabilitated. The Mangos Mine is now subject to a third-party operating agreement and Continental Gold is not conducting any additional exploration in that area. Continental considers that its landholdings in the Zaragoza project area are highly prospective for numerous smaller, high grade vein mining operations, however no significant work has been planned for 2010 on this property by Continental.

Bullet Option Agreement Properties

Pursuant to the Bullet Option Agreement (see “Part IV – Information Concerning Continental Gold - Material Contracts – Bullet Option Agreement”), Continental Gold has the right to acquire the “Bullet Properties”. Continental Gold is currently assessing the potential of the Bullet Properties and does not have any plan to acquire any of the Bullet Properties at this time. None of the Bullet Properties contains any defined Mineral Resources or Mineral Reserves. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation might not be able to overcome. See “Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer”.

DIVIDENDS OR DISTRIBUTIONS

Continental Gold has never declared or paid cash dividends or distributions on Continental Gold Shares. Continental Gold currently intends to retain any future earnings to fund the development and growth of its business and will paydividends and/or distributions in the future, if any, as the directors see fit.

SELECTED FINANCIAL INFORMATION

The consolidated financial statements of Continental Gold are prepared in accordance with Canadian generally accepted accounting principles. The following table sets out selected financial data of Continental Gold derived from the audited financial statements for the years ended December 31, 2008 and 2007, and the unaudited interim financial statements for the nine months ended September 30, 2009. This summary of financial data should be read together with “Part IV – Information Concerning Continental Gold - Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements of Continental Gold and notes thereto set forth in Schedule “E” to this Information Circular. For a discussion of factors affecting variation in the following data from period to period, see “Part IV – Information Concerning Continental Gold - Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	As at September 30, 2009 (unaudited)	As at December 31, 2008 (audited)	As at December 31, 2007 (audited)
Revenue	$Nil	$Nil	$Nil
Current Assets	$253,538	$650,521	$8,176,972
Total Assets	$46,691,328	$47,053,542	$47,794,337
Current Liabilities	$1,297,998	$395,546	$1,457,984
Total Liabilities	$13,668,498	$12,766,046	$14,341,984
Other income (expense)	$193,349	$(73,791)	$Nil
Net Loss	$2,351,448	$1,830,913	$734,288
Net loss per Continental Gold Share (basic and diluted)	$0.02	$0.02	$0.12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis which has been prepared based on information available to Continental Gold as at September 30, 2009, discloses the results of operations of Continental Gold for the period commencing on the date of incorporation of Continental Gold (April 26, 2007) and ended on December 31, 2007 (audited), the twelve month period ended December 31, 2008 (audited) and the nine month interim period ended September 30, 2009 (unaudited). This discussion should be read in conjunction with the financial statements of Continental Gold for such periods, together with the accompanying notes, set forth in Schedule “E” of this Information Circular. This discussion contains forward looking statements that involve risks and uncertainties. See "Special Note Regarding Forward Looking Information".

Overview

Continental Gold was incorporated on April 26, 2007 and has been engaged in the exploration of the Colombia Projects in the manner described under "Part IV – Information Concerning Continental Gold - Properties - The Colombia Projects".

Results of Operations

Continental Gold is engaged in the acquisition and exploration of precious and base metal properties. Continental Gold has the rights to explore and develop nine precious and base metal exploration projects in Colombia totalling approximately 200,000 hectares herein referred to as the “Colombia Projects”. See “Part IV – Information Concerning Continental Gold - Properties – The Colombia Projects" and “Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer”. As is typical with such companies, losses are incurred in the exploration stages, which are typically funded through equity financing.

Continental Gold commenced operations on April 26, 2007. Pursuant to a non-arm’s length agreement dated December 20, 2007, Bulletco transferred and assigned to Continental Gold certain holdings of the mineral rights in Colombia over which it had direction and control. See “Part IV – Information Concerning Continental Gold -Material Contracts – Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia”. Bulletco is controlled by Robert W. Allen, the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold. See “Part IV – Information Concerning Continental Gold - Directors and Officers”, “Part IV – Information Concerning Continental Gold - Interests of Management and Others in Material Transactions” and “Part IV – Information Concerning Continental Gold - Promoter”. Pursuant to an arm’s length agreement dated December 26, 2007, Continental Gold entered into a joint venture called the Consorcio Niverengo Joint Venture (the “Consortium”). See “Part IV – Information Concerning Continental Gold - Material Contracts – Consorcio Niverengo Joint Venture Consortium”. As at December 31, 2007, acquisition costs and deferred expenses associated with the Colombia Projects were as follows:

	Properties Purchased	Deferred Expenses	December 31, 2007 (audited)
Anza	$777,582	$9,710	$787,292
Arenosa	388,791	4,855	393,646
Berlin	11,663,727	145,648	11,809,375
Buriticá	15,551,636	194,198	15,745,834
Dojura	1,360,768	16,992	1,377,760
Dominical	2,915,932	36,412	2,952,344
Lunareja	971,977	12,137	984,114
Santander	388,791	4,855	393,646
Zaragoza	4,859,886	60,687	4,920,573
Total	$38,879,090	$485,494	$39,364,584

During the twelve months ended December 31, 2008, Continental Gold continued with the exploration of the Colombia Projects. On January 16, 2008, Continental Gold entered into a non-arm’s length option agreement with Bulletco to acquire certain mineral rights in Colombia over which Bulletco controls or is the beneficiary. These properties are described under “Properties – The Colombia Projects – Bullet Option Agreement Properties”. Robert W. Allen is the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold. See “Directors and Officers”, “Part IV – Information Concerning Continental Gold - Interests of Management and Others in Material Transactions” and “Part IV – Information Concerning Continental Gold - Promoter”. On May 30, 2008, Continental Gold entered into an arm’s length option agreement to acquire a concession which is included in the Buriticá Project. See “Part IV – Information Concerning Continental Gold - Material Contracts – Buriticá Purchase Agreement” and “Part IV – Information Concerning Continental Gold - Properties – The Colombia Projects – Material Property of Continental Gold – The Buriticá Project”. On June 4, 2008, Continental Gold entered into a non-arm’s length assignment agreement between Continental Gold, Robert W. Allen and AngloGold Ashanti Limited regarding the Dojura Project and the Dominical Project. See “Part IV – Information Concerning Continental Gold - Material Contracts – AngloGold Ashanti Limited Assignment Agreement” and “Part IV –Information Concerning Continental Gold - Properties – The Colombia Projects – Other Properties”. Robert W. Allen is the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold. See “Part IV – Information Concerning Continental Gold - Directors and Officers”, “Part IV – Information Concerning Continental Gold - Interests of Management and Others in Material Transactions” and “Part IV – Information Concerning Continental Gold - Promoter”. As at December 31, 2008, acquisition costs and deferred expenses associated with the Colombia Projects were as follows:

	December 31, 2007 (audited)	Deferred Expenses (Recoveries)	December 31, 2008 (audited)
Anza	$787,292	$89,232	$876,524
Arenosa	393,646	207,195	600,841
Berlin	11,809,375	238,661	12,048,036
Buriticá	15,745,834	3,501,430	19,247,264
Dojura	1,377,760	2,312	1,380,072
Dominical	2,952,344	(139,295)(1)	2,813,049
Lunareja	984,114	186,335	1,170,449
Santander	393,646	32,811	426,457
Zaragoza	4,920,573	2,343,483	7,264,056
Total	$39,364,584	$6,462,164	$45,826,748

Note:

(1) The recovery on the Dominical Project resulted from payments pursuant to the AngloGold Assignment Agreement.

During the nine months ended September 30, 2009, Continental Gold continued with the exploration of the Colombia Projects. Continental Gold executed a letter of intent dated February 4, 2009 to sell a gold deposit located on the Zaragoza Project for aggregate proceeds of $1,500,000. Continental Gold has received a down payment of $100,000 and is to receive the greater of 15% of annual sales from the mine or $200,000, to a maximum of $1,400,000. See “Part IV – Information Concerning Continental Gold – Material Contracts – Zaragoza Sale Agreement”. As at September 30, 2009, acquisition costs and deferred expenses associated with the Colombia Projects were as follows:

	December 31, 2008 (audited)	Deferred Expenses (Recoveries)	September 30, 2009 (unaudited)
Anza	$876,524	$52,547	$929,071
Arenosa	600,841	(31,570)(1)	569,271
Berlin	12,048,036	309,010	12,357,046
Buriticá	19,247,264	(952,995)(2)	18,294,269
Dojura	1,380,072	(12)(3)	1,380,060
Dominical	2,813,049	(54,975)(4)	2,758,074
Lunareja	1,170,449	1,999	1,172,448
Santander	426,457	2,405	428,862
Zaragoza	7,264,056	(83,680)(5)	7,180,376
Total	$45,826,748	$(757,269)	$45,069,977

Notes:

(1)	The recovery on the Arenosa Project resulted from the sale of a concession.
(2)	The recovery on the Buriticá Project resulted from gold sales from small scale pre-production.
(3)	The recovery on the Dojura Project resulted from the reimbursement of environmental insurance premiums.
(4)	The recovery on the Dominical Project resulted from payments pursuant to the AngloGold Assignment Agreement.
(5)	The recovery on the Zaragoza Project resulted from a credit for the down payment on the sale of a gold deposit on the project as described above.

Continental Gold proposes to spend a portion of its working capital on the Buriticá Project and complete smaller scale exploration programs on the other eight properties. See “Part V – Information Concerning the Resulting Issuer – Available Funds and Principal Purposes”. None of the mineral exploration interests of Continental Gold contain any defined mineral resources or mineral reserves. Mineral exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation might not be able to overcome. See “Part IV –Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer”.

Revenue

Continental Gold did not have any revenue for the periods ended December 31, 2007, December 31, 2008 and the nine months ended September 30, 2009.

Other income

Other income for the periods ended December 31, 2007 and December 31, 2008 consisted of interest income of $nil in 2007 and $2,730 in 2008, and a foreign exchange loss of $nil in 2007 and $55,925 in 2008 as a result of net losses on monetary assets and liabilities denominated and held in Colombian currency. For the nine months ended September 30, 2009, Continental Gold had other income consisting of interest income of $7,416 (2008 - $2,634), other income of $7,606 (2008 - $Nil) associated with trade credits and foreign exchange gain of $178,327 (2008 -loss of $75,459).

Costs and Expenses

Costs and expenses for the period ended December 31, 2007 reflected the commencement of operations. Head office salaries of ($399,008) and directors fees of ($63,773) reflect the time and effort of management in reviewing and assembling Continental Gold’s property interests in Colombia. During the period Continental Gold considered financing opportunities in Europe and incurred legal fees ($225,541), financial consulting ($8,162) and banking fees ($40,804) in support of that effort. As a result of this work, Continental Gold completed an $8,000,000 cash private placement on December 20, 2007 as described below under “Part IV – Information Concerning Continental Gold -Liquidity and Capital Resources”.

Costs and expenses for the year ended December 31, 2008 reflected a period of active exploration and administrative expenses increased to $2,396,413 in support of those activities. Head office salaries ($934,695), director fees ($255,504) and technical consulting fees ($504,410) were incurred to retain qualified managerial personnel and technical support. Legal fees ($351,128) and financial consulting ($88,835) were incurred for ongoing operations and to prepare for a going public event. Travel expenses ($108,881), insurance ($57,505), and annual government fee ($2,001) were incurred as part of general office support. Amortization expense ($11,781) relates to the amortization of software licences. Banking fees ($7,882) and interest expense ($20,596) reflect treasury operations.

Costs and expenses for the nine month period ended September 30, 2009 reflected a further period of active exploration and administrative expenses of $2,544,797 in support of those activities was comparable to $1,817,263 incurred in the interim nine month period ended September 30, 2008. Stock based compensation (2009 -$1,086,782; 2008 - $Nil), head office salaries (2009 - $509,718; 2008 - $683,855), vacation benefits (2009 - $9,333; 2008 - $nil), severance costs (2009 - $191,250; 2008 - $127,500), director fees (2009 - $103,491; 2008 - $217,461) and technical consulting fees (2009 - $220,086; 2008 - $247,283) were incurred to retain qualified managerial personnel and technical support. Legal fees (2009 - $179,300; 2008 - $306,942), auditor fees (2009 - $63,281; 2008 - $Nil), broker fees (2009 - $5,298; 2008 - $Nil), financial consulting (2009 - $Nil; 2008 - $68,589) and other fees (2009 - $35,000; 2008 - $3,715) were incurred for ongoing operations and to prepare for a going public event. Travel expenses (2009 - $43,325; 2008 - $97,961), insurance (2009 - $31,213; 2008 - $49,271) and other expenses (2009 - $20,215; 2008 - $Nil) were incurred as part of general office support. Equipment depreciation (2009 -$26,348; 2008 - $Nil) and amortization (2009 - $16,395; 2008 - $7,854) relate to the cost of reduction in the estimated useful life of equipment. Banking fees (2009 - $3,762; 2008 - $6,832) reflect treasury operations.

Net Loss

Continental Gold had a net loss of $734,288 for the period ended December 31, 2007, $1,830,913 for the year ended December 31, 2008, and $2,351,448 (2008 - $1,324,588) for the nine months ended September 30, 2009. These losses are a result of the active exploration activities being undertaken by Continental Gold.

Liquidity

Continental Gold had a working capital balance of $6,718,988 and cash and cash equivalents of $8,176,735 as at December 31, 2007. Continental Gold funded operations during the period from incorporation (April 26, 2007) to December 31, 2007 from the proceeds of a $500,000 interest-free non-arm’s length loan provided by Bulletco (repaid in January 2008), $447,652 owing to Bulletco for certain mineral expenditures Bulletco had made on the mineral properties during 2007 (repaid in January 2008), a $250,000 cash equity contribution from Bulletco and an $8,000,000 cash arm’s length private placement financing consisting of the sale 22,000,000 units (the “Units”) at the price of $0.36 per Unit completed on December 20, 2007, each Unit consisting of one Continental Gold Share and one-half of one Continental Gold Warrant. In conjunction with this financing, 5,000,000 Continental Gold Warrants were issued in payment of a consulting fee for services provided in relation to the private placement.

Continental Gold had a working capital balance of $254,975 including cash and cash equivalents of $372,468 and an inventory of gold of $159,036 as at December 31, 2008. During the period, Continental Gold entered into several transactions with Grupo and Bulletco to provide further working capital to Continental Gold. Grupo and Bulletco are controlled by Robert W. Allen, the controlling shareholder, Chairman, President, Chief Executive Officer and promoter of Continental Gold. See “Part IV – Information Concerning Continental Gold – Directors and Officers”. The transactions between Continental Gold and Grupo completed during the period are summarized as follows:

(a)

on December 31, 2008 Continental Gold issued 1,578,400 Units to Grupo consisting of 1,578,400 Continental Gold Shares and 789,200 Continental Gold Warrants as consideration for the purchase by Continental Gold of mining plant and equipment from Grupo and the assignment by

Continental Gold of certain of its accounts payable to Grupo with a total value of $573,888. The Units were valued at $0.3009 per Unit;

(b)

on December 31, 2008 Continental Gold issued 1,021,800 Units to Bulletco consisting of 1,021,800 Continental Gold Shares and 510,900 Continental Gold Warrants as consideration for the assignment by Continental Gold of certain of its accounts payable to Bullet with a total value of $371,572. The Units were valued at $0.3009 per Unit; and

(c)

during 2008 Continental Gold received four loans from Bulletco for gross cash proceeds of $1,700,000. On December 31, 2008 the $1,700,000 principal amount of the loans plus $20,596 of accrued interest was converted by Bulletco into 4,732,200 Units consisting of 4,732,400 Continental Gold Shares and 2,366,100 Continental Gold Warrants in full and final settlement of the loans payable. The Units were valued at $0.3009 per Unit.

Continental Gold had a working capital deficit of $1,044,460 including cash and cash equivalents of $62,097 and an inventory of gold of $179,190 as at September 30, 2009. During the nine month period ended September 30, 2009, to improve working capital, Continental Gold executed a letter of intent dated February 4, 2009 to sell a gold mine located on the Zaragoza Project for aggregate proceeds of $1,500,000. Continental Gold has received a down payment of $100,000 and is to receive the greater of 15% of annual sales from the mine or $200,000, to a maximum of $1,400,000. See “Part IV – Information Concerning Continental Gold – Material Contracts – Zaragoza Sale Agreement”. During the period Continental Gold received non-arm’s length loans in the aggregate amount of $87,500 from Bulletco with fixed rates of interest equal to Libor plus 2% fixed on the drawdown date of each loan. Of these loans, a loan in the principal amount of $60,000 matured on July 30, 2009 and was repaid at that time. As at September 30, 2009 there was an outstanding loan balance of $27,500.

On November 27, 2009 Continental Gold sold CDN $3,000,000 principal amount of Continental Gold Convertible Debentures. Upon the Effective Date each holder of Continental Gold Convertible Debentures will automatically convert the Continental Gold Convertible Debentures on the basis of one (1) Amalco Share and one (1) Amalco Debenture Warrant for each CDN $1.50 principal amount of Continental Gold Convertible Debentures, resulting in 2,000,000 Amalco Shares and 2,000,000 Amalco Debenture Warrants being issued to holders of Continental Gold Convertible Debentures.

As at the date of this Information Circular, Continental Gold has an estimated working capital balance of $1.0 million. Continental Gold (the Resulting Issuer) proposes to undertake an exploration program on the Buriticá Project in the amount of $7.7 million, exploration programs on the other Colombia Projecs in the amount of $2.6 million and estimates that general and administrative expenses will total $4,500,000 in the eighteen month period following the date of this Information Circular. See “Part V – Information Concerning the Resulting Issuer – Available Funds and Principal Purposes”. The ability of Continental Gold to continue in operation depends on the support of Grupo and Bulletco. See “Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer”.

Continental Gold has the following assets which impact liquidity:

(a)

Continental Gold had pre-paid tax balances of $35,000 for the period ended December 31, 2007, $3,117 for the twelve months ended December 31, 2008 and $73,386 for the nine months ended September 30, 2009. Continental Gold prepays state property fee obligations associated with the Colombia Projects. See “Part IV – Information Concerning Continental Gold – Colombia Mining Legislation – Taxes and Royalties”;

(b)

Continental Gold had pre-paid exploration costs of $20,265 for the period ended December 31, 2007, $133,780 for the twelve months ended December 31, 2008 and $265,632 for the nine months ended September 30, 2009. Continental Gold pre-pays for exploration services as a result of deposits and advances made to secure exploration services in the normal course of business;

(c)

Continental Gold had pre-paid drilling costs of $nil for the period ended December 31, 2007, $nil for the twelve months ended December 31, 2008 and $320,431 for the nine months ended September 30, 2009. Continental Gold pre-pays for drilling services as a result of deposits and advances made to secure drilling services in the normal course of business. Pre-paid drilling costs were paid to a non-arm’s length party. See “Part IV – Information Concerning Continental Gold - Interest of Informed Persons in Material Transactions”; and

(d)

Continental Gold had an equipment advance of $104,852 for the period ended December 31, 2007, $nil for the twelve months ended December 31, 2008 and $80,133 for the nine months ended September 30, 2009. Continental Gold made an advance for mining exploration equipment in the normal course of business.

Continental Gold has the following liabilities which do not immediately impact liquidity:

(a)

Continental Gold has recorded a future income tax liability of $12,884,000 for the period ended December 31, 2007, $12,318,500 for the twelve months ended December 31, 2008 and $12,318,500 for the nine months ended September 30, 2009. The future income tax liability arises from the temporary difference between the tax value and the carrying value of Continental Gold’s mineral properties, from which are deducted certain costs which are ineligible for future income tax recovery. There is no liability to pay any of these taxes until there is a disposition of the mineral properties; and

(b)

Continental Gold has recorded asset retirement obligations of $52,000 during the twelve months ended December 31, 2008. The asset retirement obligations are based on management’s estimates of costs to abandon and reclaim mineral properties and facilities as well as an estimate of the future timing of costs to be incurred with respect to the Buriticá Project. Continental Gold has estimated its total asset retirement obligations to be $52,000 at December 31, 2008 based on a total future liability of approximately $328,000 and a credit adjusted risk-free rate of 13%. Reclamation is expected to occur in the year 2023. Further adjustments will be made to the asset retirement obligations in the future depending on changes in management’s estimates of costs to abandon and reclaim mineral properties and facilities, and/or estimates of the future timing of costs to be incurred.

Capital Resources

As the Colombia Projects are at the exploration stage, Continental Gold has no sources of revenue. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of Continental Gold's exploration activities, and upon the state of the capital markets generally. Additional financing may not be available on terms favourable to Continental Gold or at all.

Pursuant to the private placement completed by Continental Gold on December 20, 2007 (see “Part IV –Information Concerning Continental Gold – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity), Bulletco provided a guarantee on a good faith basis only, to provide an additional $5,120,000 of equity to Continental Gold if Continental Gold had not completed an intial public offering by June 20, 2008. Pursuant to this guarantee, as at September 30, 2009, Bulletco and Grupo have invested a total of $2,666,056 in Continental Gold. Effective November 27, 2009, the subscribers of the December 20, 2007 private placement waived the Bulletco guarantee in consideration for the guarantee of the Continental Gold Convertible Debentures by Robert W. Allen.

If Continental Gold does not receive future financing, it may not be possible for Continental Gold to advance the exploration and development of the Colombia Projects. Furthermore, the Colombia Projects presently have state property fee obligations of approximately $355,000 per annum which are due to be paid annually. See “Part IV –Information Concerning Continental Gold – Colombia Mining Legislation – Taxes and Royalties”. If Continental Gold is not able to fund these minimum expenditures, its interest in the Colombia Projects may be diluted. See “Part IV – Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer”.

Off-Balance Sheet Arrangements

Continental Gold does not have any off-balance sheet arrangements.

Transactions with Related Parties

Transactions with related parties are discussed under “Part IV – Information Concerning Continental Gold -Interest of Informed Persons in Material Transactions”.

Proposed Transactions

Continental Gold has not entered into and has no plans to enter into any asset or business acquisitions or dispositions other than the Amalgamation.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include Continental Gold’s estimate of recoverable value of its mineral properties and related deferred expenses as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of Continental Gold’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock price volatility. The timing for exercise of options is out of Continental Gold’s control and will depend on a variety of factors, including the market value of Continental Gold’s shares and financial objectives of the stock-based instrument holders. Continental Gold used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

Continental Gold’s recoverability of its recorded value of its mineral properties and associated deferred expenses is based on current market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. Continental Gold operates in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of Continental Gold to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Changes in Accounting Policies and Recent Pronouncements

On December 1, 2006, the Canadian Institute of Chartered Accountants issued the following new accounting standards which Continental Gold adopted effective January 1, 2008: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863).

(i) Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. Continental Gold has included disclosures recommended by the new Handbook section in the Notes to the audited financial statements.

(ii) Financial Instruments – Disclosures and Presentation

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Continental Gold has included disclosures recommended by the new Handbook section in the notes to the audited financial statements.

Continental Gold has evaluated the impact of these new standards on its financial statements and determined that no adjustments are currently required.

The following new Canadian accounting pronouncements are applicable to Continental Gold:

(i) Inventory

Inventory consists of in-process and finished goods, including ore concentrate and gold in dore, which are valued at the lower of production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests.

Effective January 1, 2008 the Handbook Section 3031 replaces the previous inventories standard and requires inventory to be measured at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. Management has determined that there has been no impact from the adoption of these new accounting standards on its financial statements.

(ii) Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants issued the new Handbook Section 3064, "Goodwill and Intangible Assets", which will replace Section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, Continental Gold adopted the new standard for its fiscal year beginning January 1, 2009. This standard did not have a material impact on Continental Gold’s financial statements.

(iii) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by Continental Gold for the year ended December 31, 2010. While Continental Gold has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Management’s Responsibility for Financial Statements

The information provided in this Information Circular, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that Continental Gold’ assets are safeguarded and to facilitate the preparation of relevant and timely information.

Risks and Uncertainties

Continental Gold does not have any policies for controlling risks associated with its financial instruments.

The principal activity of Continental Gold is mineral exploration, which is inherently risky. Exploration is also capital intensive and Continental Gold currently has no source of income other than the sale of gold from small scale mine pre-production. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of Continental Gold. See "Part IV – Information Relating to Continental Gold Limited - Risk Factors Relating to Continental Gold and the Resulting Issuer".

Outstanding Shares

Continental Gold has an authorized share capital of 500,000,000 Continental Gold Shares with a par value of $0.0001 each and 100,000,000 Preferred Shares with a par value of $0.0001 each, of which 117,332,400 Continental Gold Shares and no Preferred Shares are issued and outstanding as fully paid and non-assessable as of the date hereof. See “Part IV – Information Concerning Continental Gold - Capitalization”.

DESCRIPTION OF SECURITIES

Share Capital

Continental Gold Shareholders are entitled to receive notice of any meetings of shareholders of Continental Gold, and to attend and to cast one vote per Continental Gold Share at all such meetings. Continental Gold Shareholders do not have cumulative voting rights with respect to the election of directors and, accordingly, a majority of the Continental Gold Shareholders entitled to vote in any election of directors may elect all directors standing for election. Continental Gold Shareholders are entitled to receive on a pro rata basis such dividends, if any, as and when declared by Continental Gold's board of directors at its discretion from funds legally available therefor, and upon the liquidation, dissolution or winding up of Continental Gold are entitled to receive on a pro rata basis the net assets of Continental Gold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Continental Gold Shares with respect to dividends or liquidation. The Continental Gold Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The rights and designations of the Preferred Shares are not specified and shall be determined by the directors of Continental Gold at the time of issuance. There are currently no Preferred Shares outstanding and Continental Gold has no plans to issue Preferred Shares.

Other Securities

Continental Gold Convertible Debentures

On November 27, 2009, Continental Gold issued the Continental Gold Convertible Debentures in the principal amount of CDN $3,000,000 issued at par, secured by a guarantee of Robert W. Allen, President, Chairman & Chief Executive Officer of Continental Gold, bearing interest at the per annum rate of 2% plus prime specified by the Canadian Imperial Bank of Commerce, with interest accruing from the date of issue and maturing on November 27, 2011, with the first interest payment due on March 31, 2010, and payable monthly in arrears thereafter. The Continental Gold Convertible Debentures are automatically convertible into units immediately prior to the Amalgamation at a price of CDN $0.55611 per unit pre-Amalgamation. The Continental Gold Convertible Debentures are convertible if and only if the Amalgamation has been completed substantially in accordance with the terms of the Pre-Amalgamation Agreement. For greater certainty,

(i)

if the Amalgamation is completed substantially in accordance with the terms of the Pre-Amalgamation Agreement, the shares and warrants underlying the units shall convert into shares and warrants of the Resulting Issuer on the basis of the exchange ratios specified in the Pre-Amalgamation Agreement which, based on the terms of the Pre-Amalgamation Agreement, would result in a deemed conversion price of CDN $1.50 per unit of the Resulting Issuer, and

(ii)	if the Amalgamation is not completed substantially in accordance with the Pre-Amalgamation Agreement, such conversion right will no longer be of any force or effect.

Each unit will ultimately consist of one Amalco Share and one Amalco Debenture Warrant following completion of the Amalgamation. Each whole Amalco Debenture Warrant will entitle the holder to acquire one Amalco Share for a period of two years after the Effective Date at a price equal to CDN. $1.75 per Amalco Share. In the event that the closing price of the Amalco Shares on the TSX is in excess of CDN. $3.50 for a period of 20 consecutive trading days at any time after the issuance of the Amalco Debenture Warrants, the Resulting Issuer may, at its option, accelerate the expiry date of the Amalco Debenture Warrants by giving notice to the holders thereof and, in such case, the Amalco Debenture Warrants will expire at 4:00 pm (Toronto time) on the date which is the earlier of: (i) the 30th day after the date on which such notice is given by the Resulting Issuer; and (ii) the two year anniversary of the Effective Date.

Continental Gold Financing Subscription Receipts

On January 28, 2010 and February 11, 2010, Continental Gold completed the Continental Gold Financing consisting of the sale of 19,166,667 Continental Gold Financing Subscription Receipts at a price of CDN $1.50 per Continental Gold Financing Subscription Receipt for gross proceeds of CDN $28,750,000.

Each Continental Gold Financing Subscription Receipt shall be deemed to be exchanged, without payment of any additional consideration and subject to adjustment, for one Continental Gold Financing Unit at the Effective Time. Each Continental Gold Financing Unit will consist of one Amalco Share and one-half of one Amalco Financing Warrant. Upon the closing of the Continental Gold Financing, the gross proceeds of the Continental Gold Financing will be deposited in escrow and constitute Escrowed Funds. The Escrowed Funds will be released from escrow to Continental Gold after deducting the Agent’s commission and an advisory fee equal to a total of 7% of the aggregate gross proceeds immediately prior to the Effective Time. In the event that the Amalgamation does not occur on or before April 30, 2010, the Escrowed Funds, plus any accrued interest earned thereon, shall be returned pro rata to each holder of the Continental Gold Financing Subscription Receipts in exchange for the Continental Gold Financing Subscription Receipts held by such holder.

The Agent received Continental Gold Financing Rights entitling the Agent at the Effective Time to receive Amalco Financing Compensation Options and subscribe for that number of Continental Gold Financing Units of Continental Gold as is equal to 7% of the total number of Continental Gold Financing Subscription Receipts sold pursuant to the Continental Gold Financing. Each Amalco Financing Compensation Option will be exercisable to acquire one Continental Gold Financing Unit at CDN $1.50 for a period of one year from the Effective Time.

CAPITALIZATION

The following table sets forth the capitalization of Continental Gold as at September 30, 2009 (unaudited) based on the unaudited financial statements of Continental Gold for the nine months ended September 30, 2009 and as at December 31, 2009 (unaudited) based on estimates made by management.

Designation of Security	Amount authorized or to be authorized	Amount Outstanding as at September 30, 2009 (unaudited)	Amount outstanding as at December 31, 2009 (unaudited)
Continental Gold Shares(1) (2)	500,000,000	$30,316,726 (117,332,400 Continental Gold Shares)	$30,316,726 (117,332,400 Continental Gold Shares)

Designation of Security	Amount authorized or to be authorized	Amount Outstanding as at September 30, 2009 (unaudited)	Amount outstanding as at December 31, 2009 (unaudited)
Continental Gold Warrants(2)	21,166,200	$2,706,104 (21,166,200 Warrants)	$2,706,104 (21,166,200 Warrants)
Continental Gold Stock Options(3)	5,700,000	5,700,000 ($Nil)	5,700,000 ($Nil)
Continental Gold Convertible Debentures(4)	CDN $3,000,000	Nil	CDN $3,000,000
Continental Gold Financing Subscription Receipts	19,166,667	Nil	Nil
Continental Gold Financing Compensation Options(5)	1,341,667	Nil	Nil
Debt	N/A	$27,500(6)	$27,500(6)

Notes:

(1)	Includes share capital, contributed surplus and deficit balance as at the indicated date.
(2)

Adjusted to reflect a share split which became effective on January 29, 2009 pursuant to which each one (1) outstanding Continental Gold Share and each one (1) Continental Gold Warrant was split into one hundred (100) Continental Gold Shares and one hundred (100) Continental Gold Warrants.

(3)

In addition to the Continental Gold Shares subject to issuance pursuant to the Continental Gold Warrants, Continental Gold has 5,700,000 Continental Gold Shares subject to issuance pursuant to 5,700,000 Continental Gold Stock Options issued and outstanding as described under “Part IV – Information Concerning Continental Gold – Options to Subscribe for Securities”.

(4)

On November 27, 2009, CDN $3,000,000 principal amount of Continental Gold Convertible Debentures were issued. Each holder of Continental Gold Convertible Debentures will automatically convert the debentures on the basis of one (1) Amalco Share and one (1) Amalco Debenture Warrant for each CDN $1.50 principal amount of Continental Gold Convertible Debentures, resulting in 2,000,000 Amalco Shares and 2,000,000 Amalco Debenture Warrants being issued to holders of Continental Gold Convertible Debentures. See “Part IV – Information Concerning Continental Gold – Description of Securities – Other”.

(5)

Each Continental Gold Financing Compensation Option entitles the holder to receive one (1) Amalco Financing Compensation Option at the Effective Date which will be exercisable to acquire one Continental Gold Financing Unit for a period of one year from the Effective Time at a price of CDN $1.50.

(6)	This debt consists of a $27,500 interest-free non-arm’s length loan provided by Bulletco.

Fully Diluted Share Capital

The following table states the diluted share capital of Continental Gold before giving effect to the Continental Gold Financing:

Description	Number of Issued and Outstanding as at the Date of this Information Circular
Continental Gold Shares issued and outstanding as at the date hereof (1)	117,332,400
Continental Gold Shares reserved for issuance pursuant to Continental Gold Warrants(2)	21,166,200
Continental Gold Shares reserved for issuance pursuant to Continental Gold Stock Options(3)	5,700,000
Continental Gold Shares reserved pursuant to the conversion of the	N/A
Continental Gold Convertible Debentures & underlying Amalco Debenture Warrants(4)
Fully Diluted Continental Gold Shares	144,198,600

Notes:

(1)	See “Part IV – Information Concerning Continental Gold - Capitalization”.
(2)	See “Part IV – Information Concerning Continental Gold - Prior Sales”.
(3)	See “Part IV – Information Concerning Continental Gold - Executive Compensation – Stock Option Grants”.
(4)

The Continental Gold Convertible Debentures are only convertible into Amalco Shares and Amalco Debenture Warrants if and when the Amalgamation is completed. See “Part IV – Information Concerning Continental Gold - Capitalization”.

Pursuant to certain transactions described under “Part IV – Information Concerning Continental Gold – Prior Sales”, the arm’s length investors and Bulletco were provided with a covenant that if Continental Gold was not listed on a recognized stock exchange by June 20, 2009 (subsequently amended to June 20, 2010), then they would be issued a sufficient number of Continental Gold Shares for nominal consideration such that they would own 51% of the issued and outstanding Continental Gold Shares on a fully diluted basis. See “Part IV - Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer – Dilution from Financing Covenant”. Bulletco is controlled by Robert W. Allen, the Chairman, President, Chief Executive Officer, director and the promoter of Continental Gold. See “Part IV – Information Concerning Continental Gold - Directors and Officers” and “Part IV – Information Concerning Continental Gold - Promoter”.

OPTIONS TO SUBSCRIBE FOR SECURITIES

The following table sets out details of outstanding Continental Gold Stock Options all of which are held by executive officers, directors and consultants and all of which were granted pursuant to the Stock Option Plan (see “Part II – Matters to be Acted Upon at the Meetings – Stock Option Plan” and “Part IV – Information Concerning Continental Gold - Executive Compensation – Stock Option Grants”):

Holder	Number of Continental Gold Shares Under Option	Date of Grant	Expiry Date	Exercise Price	Market Value of Continental Gold Shares on Date of Grant
All (5) executive officers and past executive officers of Continental Gold as a group	2,500,000 Continental Gold Shares(1)	January 29, 2009	January 29, 2019	$0.36	$0.36(2)
All (5) directors and past directors of Continental Gold who are not also executive officers as a group	2,000,000 Continental Gold Shares(1)	January 29, 2009	January 29, 2019	$0.36	$0.36(2)
All (8) employees and past employees of Continental Gold as a group	550.000 Continental Gold Shares(1)	January 29, 2009	January 29, 2019	$0.36	$0.36(2)

All (3) consultants and past consultants of Continental Gold as a group	400,000 Continental Gold Shares(1)	January 29, 2009	January 29, 2019	$0.36	$0.36(2)
	250,000 Continental Gold Shares	January 29, 2009	See Note (3).	See Note (3).	$0.36(2)
	5,700,000 Continental Gold Shares

Notes:

(1)	The Continental Gold Stock Options are subject to vesting as to 1/3 of each of the first three anniversary dates of the grant.
(2)

As Continental Gold was a private company on the date of grant, the market value was determined on the basis of the $8,000,000 cash arm’s length private placement financing consisting of the sale 22,000,000 units (the “Units”) at the price of $0.36 per Unit completed on December 20, 2007. See “Part IV – Information Concerning Continental Gold - Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity”.

(3)

Each of these Continental Gold Stock Options entitles the holder thereof to purchase one (1) Continental Gold Share at any time for a period of three years from the date Continental Gold is listed on a recognized stock exchange at a price allocated to the Continental Gold Shares in the financing that is concurrent with or most recent to such listing.

PRIOR SALES

The following table contains details of the prior sales of securities by Continental Gold from incorporation (April 26, 2007) to the date hereof: The share data has been adjusted to reflect a share split which became effective on January 29, 2009 pursuant to which each one (1) outstanding Continental Gold Share and each one (1) Continental Gold Warrant was split into one hundred (100) Continental Gold Shares and one hundred (100) Continental Gold Warrants. See “Part IV – Information Concerning Continental Gold – Capitalization”.

Date	Number and Type of Securities	Consideration	Gross Proceeds /Total Value	Gross Proceeds /Total Value plus Contributed Surplus(1)
April 30, 2007	1,000,000 Continental Gold Shares(2)	Cash	$1.00	$1.00
December 20, 2007	22,000,000 Continental Gold Shares(3) (5)	Cash	$2,200	$8,000,000
December 20, 2007	87,000,000 Continental Gold Shares(4) (5)	Property	$8,700	$25,995,091
December 31, 2008	7,332,400 Continental Gold Shares(6)	Debt Settlement & Equipment Purchases	$733	$2,206,319
Total:	117,332,400 Continental Gold Shares(7)

Notes:

(1)	The price per share represents the par value of $0.0001 per share plus the associated contributed surplus amount. See “Part IV – Information Concerning Continental Gold – Capitalization”.

(2)

These Continental Gold Shares were issued to Robert W. Allen, the founder of Continental Gold, and then subsequently transferred to Bulletco. See “Part IV - Information Concerning Continental Gold – Directors and Officers”, “Part IV - Information Concerning Continental Gold – Interests of Management and Others in Material Transactions” and “Part IV - Information Concerning Continental Gold – Promoter”.

(3)

These Continental Gold Shares were issued pursuant to an arm’s length cash private placement whereby 22,000,000 Units were sold at $0.3636 per Unit for a gross amount of $8,000,000. Each Unit consists of one Continental Gold Share and one-half of one Continental Gold Warrant. Accordingly, 11,000,000 Continental Gold Warrants were issued pursuant to the financing. In conjunction with this financing, 5,000,000 Continental Gold Warrants were issued to Geologic Resource Partners LLC in payment of a consulting fee for services provided in relation to the private placement. See “Part IV – Information Concerning Continental Gold - Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”.

(4)

These Continental Gold Shares and 1,500,000 Continental Gold Warrants were issued to Bulletco in exchange for properties. See “Part IV – Information Concerning Continental Gold - Material Contracts - Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia”.

(5)

Pursuant to these transactions, the arm’s length investors and Bulletco were provided with a covenant that if Continental Gold was not listed on a recognized stock exchange by June 20, 2009 (subsequently amended to June 20, 2010), then they would be issued a sufficient number of Continental Gold Shares for nominal consideration such that they would own 51% of the issued and oustanding Continental Gold Shares on a fully diluted basis. See “Part IV - Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer – Dilution from Financing Covenant”.

(6)

Pursuant to Continental Gold’s December 20, 2007 private placement (see “Part IV – Information Concerning Continental Gold – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity”), Bulletco provided a guarantee, on a good faith basis only, to provide an additional $5,120,000 equity investment in Continental Gold if Continental Gold has not completed an initial public offering by June 20, 2009 (subsequently amended to June 20, 2010). Pursuant to this guarantee Bulletco and Grupo as at December 31, 2008 have invested a total of $2,666,056 in Continental Gold pursuant to the Grupo Transactions and the Bulletco Transactions as described under “Part IV – Information Concerning Continental Gold – Interest of Informed Persons in Material Transactions”. As consideration Continental Gold issued to Grupo and Bulletco an aggregate total of 7,332,400 Continental Gold Shares and 3,666,200 Continental Gold Warrants pursuant to these transactions. There is no time limit associated with the guarantee. Grupo and Bulletco are controlled by Robert W. Allen, the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold (see “Part IV – Information Concerning Continental Gold - Directors and Officers” and “Part IV – Information Concerning Continental Gold - Promoter”). Effective November 27, 2009, the subscribers of the December 20, 2007 private placement waived the Bulletco guarantee in consideration for the guarantee of the Continental Gold Convertible Debentures by Robert W. Allen.

(7)

In addition, Continental Gold has issued the Continental Gold Convertible Debentures in the aggregate principal amount of CDN $3,000,000 and has issued 19,166,667 Continental Gold Subscription Receipts for aggregate gross proceeds of CDN $28,750,000 (see “Part IV – Information Concerning Continental Gold – Description of Securities – Other Securities”).

There is currently no public market for the Continental Gold Shares. See “Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer”.

ESCROWED SECURITIES

To the knowledge of Continental Gold, there are no securities of Continental Gold which are subject to escrow or other pooling arrangements. If the Amalgamation becomes effective, 35,097,441 Amalco Shares will be subject to escrow as described in “Part V – Information Concerning the Resulting Issuer – Escrowed Securities”.

PRINCIPAL HOLDERS OF SECURITIES

Other than as set forth below, as at the date of this Information Circular, to the knowledge of the directors and officers of Continental Gold there are no Persons who beneficially own, or control or direct, directly or indirectly, Continental Gold Shares carrying more than 10% of the voting rights attached to the Continental Gold Shares.

Name of Shareholder & Municipality of Residence	Voting Securities Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of Continental Gold(1)	As at the date of the Amalgamation (assuming completion of the Amalgamation and the Continental Gold Financing)(2)
Bullet Holding Corporation(3) Panama City, Panama	90,771,725 Continental Gold Shares	77.4%	47.3%

Notes:

(1)	Based on 117,332,400 issued and outstanding Continental Gold Shares.
(2)	Based on 71,166,610 issued and outstanding Amalco Shares. See “Part IV – Information Concerning Continental Gold – Capitalization”.
(3)

Bullet Holding Corporation is controlled by Robert W. Allen. Mr. Allen is the promoter of Continental Gold and serves as the Chairman, President, Chief Executive Officer and a director of Continental Gold. See “Part IV – Information Concerning Continental Gold - Promoter” and “Part IV – Information Concerning Continental Gold - Directors and Officers”. The 90,771,725 Continental Gold Shares noted above are held directly by Bullet Holding Corporation (75,000,000 Continental Gold Shares) and the following companies which are also controlled by Robert W. Allen: Coastal Financing Corp. (10,000,000 Continental Gold Shares); Reindeer Capital Limited (4,903,325 Continental Gold Shares); and Grupo (868,400 Continental Gold Shares).

DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence of each director and executive officer of Continental Gold, as well as such individual's age, position with Continental Gold, principal occupation within the five preceding years and period of service as a director (if applicable). Each of the directors of Continental Gold will hold office until completion of the Amalgamation or the next annual meeting of shareholders and until such director's successor is elected and qualified, or until the director's earlier death, resignation or removal. Upon completion of the Amalgamation the directors of the Resulting Issuer will be as disclosed under “Part V –Information Concerning the Resulting Issuer – Directors and Senior Officers of the Resulting Issuer”.

Name and Municipality of Residence	Age	Position with Continental Gold	Principal Occupation for Five Preceding Years	Director / Officer Since	Number of Continental Gold Shares Held (%)
Robert W. Allen Medellín, Colombia	64	Chairman, President, Chief Executive Officer and Director	Chairman and director of Continental Gold since 2007. Chairman and director of Grupo since 1994.	September 2007	90,771,725(1) (77.4%)
Gordon F. Wylie (2)(3)(4) Buenos Aires, Argentina	56	Vice-Chairman and Director	Geological Consultant in a personal capacity since 2005. Chairman and director of Lydian Resource Company Ltd. since 2005. Executive Officer, Geology and Exploration from 2004 to 2005, and Vice-President, Exploration from 1997 to 2004 for AngloGold Ashanti Limited.	September 2007	Nil

Name and Municipality of Residence	Age	Position with Continental Gold	Principal Occupation for Five Preceding Years	Director / Officer Since	Number of Continental Gold Shares Held (%)
Peter B. Bolt Medellín, Colombia	50	Vice-President of Operations	Vice-President of Operations of Continental Gold since September 2007. Chairman, a director and Technical Director of Cambridge Mineral Resources Plc from 2002 to 2007. Chairman, a director and Technical Director of Hereward Ventures Plc from 2002 to 2005.	September 2007	Nil
Donald H. Christie Toronto, Ontario	55	Chief Financial Officer	Chief Financial Officer of Continental Gold since February 2008. Director and Chairman of the Audit Committee of San Anton Resource Corporation from 2006 to present. Director and Chief Financial Officer of Alpha One Corporation from 2004 to present. Founding partner of Ollerhead Christie & Company from 2000 to present.	February 2008	Nil
Stuart A. Moller Nevada, USA	57	Vice-President of Exploration	Vice-President of Exploration of Continental Gold since September 2007. Vice- President of Exploration of Pan American Silver Corp. from 1997 to 2006, and consultant to Bulletco from January 2007 to September 2007.	September 2007	Nil
Gustavo J. Koch Santa Fe, Argentina	45	Corporate Secretary	General Counsel and a director of Continental Gold since September 2007. Operating Manager since 2002 and Colombian Division Officer from 1997 to 2002 for Gold Bullet Group International Mineral Exploration Company.	September 2007	850,400(5) (0.7%)
Jaime I. Gutiérrez (2)(3)(4)(6) Medellín, Colombia	47	Director	General Manager of CIIGSA since May 2004. Manager of CI Trade S.A. from 1997 to 2004.	September 2007	Nil

Name and Municipality of Residence	Age	Position with Continental Gold	Principal Occupation for Five Preceding Years	Director / Officer Since	Number of Continental Gold Shares Held (%)
Roger Easterday (6)(7) Las Vegas, Nevada	60	Director	Principal of Easterday Exploration, Inc. since 2004. Lawyer in private practice since 1975.	September 2007	Nil
Rosie C. Moore Vancouver, British Columbia	51	Director	Partner/Consultant with Geologic Resource Partners since April 2006. President, Chief Executive Officer and a director of Wealth Minerals Ltd. from 2004 to 2005. Vice-President, Corporate Development of Bear Creek Mining Corporation from 2003 to 2004. Vice- President, Corporate Relations for Pan American Silver Corp. from 1997 to 2003.	January 2008	Nil
James S. Felton (2)(3)(4)(6) Medellín, Colombia	34	Director	Self-employed business consultant.	April 2008	Nil
Gary P. Barket Little Rock, Arkansas	63	Director	Lawyer in private practice since 1972.	September 2007	Nil

Notes:

(1)

The 90,771,725 Continental Gold Shares noted above are held by the following corporations which are controlled by Robert W. Allen: Bullet Holding Corporation (75,000,000 Continental Gold Shares); Coastal Financing Corp. (10,000,000 Continental Gold Shares); Reindeer Capital Limited (4,903,325 Continental Gold Shares); and Grupo (868,400 Continental Gold Shares).

(2)	Independent Director.
(3)	Member of the Corporate Governance & Nominating Committee.
(4)	Member of the Compensation Committee.
(5)	The 850,400 Continental Gold Shares noted above are held by Expert Funding Corporation which is controlled by Gustavo J. Koch.
(6)	Member of the Audit Committee.
(7)	Chairman of the Audit Committee

The directors and executive officers of Continental Gold, as a group, beneficially own, directly and indirectly, and exercise control or direction over, a total of 91,622,125 Continental Gold Shares, representing 78.1% of all issued and outstanding Continental Gold Shares as of the date of this Information Circular. The directors and officers hold management incentive options as described under, “Part IV – Information Concerning Continental Gold - Executive Compensation – Stock Option Grants. Profiles of each of the executive officers and directors of Continental Gold (including details with regard to their principal occupations for the last five years) are set forth below:

Robert W. Allen, Chairman & Director

Mr. Allen has been the Chairman and a director of Continental Gold since September 2007. Mr. Allen has 40 years experience in the mining industry. Mr. Allen has been involved in the identification, financing, and development of oil, gas, coal, and metals properties in the United States and South America for over thirty years. Mr. Allen resides in Medellín, Colombia.

Since 1994 Mr. Allen has served as the Chairman and director of Grupo, a private Colombian company, dedicated to the exploration, development, and mining of metal and industrial mineral deposits in Colombia, South America. For the last twenty years Grupo and its predecessors have maintained an on-site, working presence in Colombia. Due to its long-term presence in Colombia, Grupo has developed an extensive portfolio of gold, copper, and polymetallic mineral projects totalling over 1,000,000 ha in the core zones of many of the most important precious metal and base metal camps in Colombia. Grupo has selected the Colombia Projects, being nine properties known as the Anza, Arenosa, Berlin, Buriticá, Dojura, Dominical, Lunareja, Santander and Zaragoza Projects, which have been transferred to Continental Gold. See "Part IV – Information Concerning Continental Gold – Properties –The Colombia Projects". Mr. Allen has been dedicated to the development of Grupo’s Colombian project portfolio and has been responsible for all of Grupo’s key acquisitions including the Colombia Projects.

Mr. Allen also controls Bulletco, which is the principal shareholder of Continental Gold and he is the promoter of Continental Gold. See “Principal Holders of Securities” and “Promoter”. Mr. Allen dedicates approximately 75% of his time to Continental Gold and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Gordon F. Wylie, B.Sc. (Geo), Vice-Chairman & Director

Mr. Wylie has been the Vice-Chairman and a director of Continental Gold since September 2007. Mr. Wylie is a geologist with over thirty years experience in the gold mining industry in both mining and exploration geology. In 1976 he began his career as a coal exploration geologist with Iscor SA. Between 1976 and 1997 he was with Anglo American Corporation where he worked on various gold mines and exploration projects around South Africa. During the years 1997 through 2005 Mr. Wylie was part of AngloGold Ashanti Limited’s senior management team where he was responsible for the company’s global exploration programs covering some 18 countries and 5 continents worldwide. He held the position of Vice-President Exploration and was a member of the Operations Committee for AngloGold Ashanti Limited up to 2004 at which time he became the Executive Officer, Geology and Exploration. In 2005 he became a geological consultant with mandates mainly in Central Asia, Africa, Colombia and Eastern Europe. He has served as a director with Oxus Gold Plc (2006 to 2009) and Trans Siberian Gold Plc (2004 to 2005), and as Chairman and a director of Lydian International Limited (2005 to present).

Mr. Wylie holds a Bachelor’s degree in Geology (Honours) from the University of Glasgow, a Management Diploma from UNISA South Africa and a Postgraduate Diploma in Mining Engineering from Wits University South Africa. Mr. Wylie dedicates approximately 25% of his time to Continental Gold and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Peter B. Bolt, Ph.D. (Mining Eng), B.Sc. (Mining Eng) (Hons), C.Eng., Vice President of Operations

Dr. Bolt has been the Vice-President of Operations for Continental Gold since September 2007. Between June 2002 and August 2007 he was the Chairman, a director and Technical Director for Cambridge Mineral Resources Plc where he was responsible for establishing and managing its operations in Colombia from 2005 to 2007. Dr. Bolt was the Chairman, a director and Technical Director for Hereward Ventures plc from 2002 to 2005. During the period 1991 to 2002, he was Principal Mining Engineer for SRK (UK) Ltd., an international mining consulting firm. Dr. Peter Bolt has 25 years experience in the mining industry.

Dr. Bolt holds a B.Sc. (Mining Engineering) and Ph.D. (Mining Engineering) from Cardiff University in the U.K. He is also a Chartered Engineer with the Engineering Council (UK), a professional member of the Institute of Materials, Minerals and Mining (UK) and a member of the Canadian Institute of Mining, Metallurgy and Petroleum. Dr. Bolt dedicates 100% of his time to Continental Gold and has entered into a non-competition and non-disclosure agreement with Continental Gold.

Donald H. Christie, C.A., B. Comm. (Hons), Chief Financial Officer

Mr. Christie has been the Chief Financial Officer of Continental Gold since February 2008. He is an experienced investment banking professional with a background in structured debt, off-balance sheet leasing, quasi equity investment products and merchant banking. He is the founding partner of Ollerhead Christie & Company which is responsible for deal sourcing, structuring and syndicating long-term debt instruments on behalf of the public sector and corporate clients. In the last several years Mr. Christie has been involved with publicly listed junior resource companies in the role of part-time Chief Financial Officer, director and Audit Committee Chairman. He is currently a director and Chairman of the Audit Committee of San Anton Resource Corporation (2006 to present) and a director and Chief Financial Officer of Alpha One Corporation (2004 to present).

Mr. Christie is a member of the Institute of Chartered Accountants of Ontario and The Ontario Institute of Chartered Accountants. He holds a Bachelor of Commerce Degree (Honours) from Queen’s University (Kingston, Ontario). Mr. Christie dedicates approximately 50% of his time to Continental Gold and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Stuart A. Moller, P. Geo. M.Sc. (Geo), Vice-President of Exploration

Mr. Moller has been the Vice-President of Exploration for Continental Gold since September 2007, and a consultant to Bulletco from January 2007 to September 2007. He previously worked for Pan American Silver Corp. from 1997 to 2006 as Vice-President, Exploration which included being responsible for exploration planning and direction of exploration programs and evaluations of new projects/acquisitions worldwide. Mr. Moller was with Barrick Gold Corp. from 1994 to 1997 as a Project Manager in Peru and Country Exploration Manager in Bolivia. Mr. Moller began his career with Nerco Minerals Company – Resource Associates of Alaska as a Geologist at various levels which brought him to the level of Regional Geologist and the company’s legal representative in Australia. He was with Nerco from 1979 to 1992 and worked on projects in Colorado, Alaska, Nevada, California, Australia and Idaho.

Mr. Moller has a M.Sc. (Geology) from the University of North Carolina and a B.Sc. Hons (Geology) from the Colgate University in Hamilton, New York. He is a Professional Geologist with the Province of British Columbia, is a Fellow with the Society of Economic Geologists, and a member of The American Institute of Mining, Metallurgical, and Petroleum Engineers. Mr. Moller dedicates 100% of his time to Continental Gold and has entered into a non-competition and non-disclosure agreement with Continental Gold.

Gustavo J. Koch, L.L.M. (International Trade and Banking), Corporate Secretary

Mr. Koch has been a director and General Counsel of Continental Gold since September 2007. From 1994 to 2007 Mr. Koch held various positions with Grupo as Manager, Colombian Division Officer and Operating Manager. From 1993 to 1994 Mr. Koch was an Associate with the International Law Institute in Washington. Between 1992 and 1993 he was an Associate at the Latin American Mining Institute where he was responsible for editing The South American Investment and Mining Guide and The Mexican and Central American Investment and Mining Guide. Mr. Koch was a solicitor with Koch & Arroyo from 1988 to 1991 in Santa Fe, Argentina and was also a Staff Attorney for the Argentina Department of Transportation in 1990.

Mr. Koch has a L.L.M in International Trade and Banking from the Washington College of Law and also attended the University Nacional Del Litoral, School of Law (J.D. Equivalent) in Argentina. He has been admitted to practise law in Argentina. Mr. Koch dedicates 100% of his time to Continental Gold and has entered into a non-competition and non-disclosure agreement with Continental Gold.

Jaime I. Gutiérrez, B.Sc. (Civil Engineering), B.A. (Finance), Director

Mr. Gutiérrez has been a director of Continental Gold since May 2007. Mr. Gutiérrez has been a General Manager of Gutiérrez Investments (CIIGSA), a privately owned refining company and one of the largest in Colombia, since 2004. Mr. Gutiérrez was a Manager with C.I Trade S.A., a privately owned refining company, from 1997 to 2004. Mr. Gutiérrez’ career has focussed on establishment of purchase and sale policies of precious metals which includes analysis of pricing, development of new technologies, liaison with suppliers, customers and union representatives, and government compliance.

Mr. Gutiérrez holds bachelor degrees in civil engineering and finance from universities in Medellín, Colombia. He is a member of the National Association of Foreign Trade – Analdex and The Colombian Mining Association (Asomineros). Mr. Gutiérrez dedicates approximately 5% of his time to Continental Gold and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Roger Easterday, LLM, J.D., Director

Roger Easterday has been a director of Continental Gold since September 2007. Mr. Easterday is a lawyer in private practice since 1975 with an emphasis on commercial and natural resources law, and since 2004 has been a principal in Easterday Exploration, Inc., a holder of undeveloped oil and gas leases in California.

Mr. Easterday was admitted to the State Bars of Nevada and Texas. He has a Doctor of Jurisprudence from the University of Texas and B.Sc. (Physics) from the University of Missouri. Mr. Easterday dedicates approximately 5% of his time to Continental Gold and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Rosie C. Moore, M.Sc. (Geo), B.Sc. (Geo), Director

Ms. Moore has been a director of Continental Gold since January 2008. Ms. Moore has been a Partner/Consultant with Geologic Resource Partners since 2006 working on equity/hedge fund investing for the mining sector, focussed primarily on precious and base metal exploration and development stocks. From 2004 to 2005 Ms. Moore was President, Chief Executive Officer and a director of Wealth Minerals Ltd., a junior mineral exploration company, where she sought and evaluated project opportunities in precious and base metals in Latin America and negotiated acquisitions. She was Vice-President, Corporate Development for Bear Creek Mining Corporation from 2003 to 2004. From 1997 to 2003 she was the Vice-President, Corporate Relations for Pan American Silver Corp.

Ms. Moore has a M.Sc. (Geology) and B.Sc. (Geology) from Kent State University. Ms. Moore is a member of the Society of Economic Geologists (SEG) and the Society of Mining, Metallurgy and Exploration (SME). Ms. Moore dedicates approximately 5% of her time to Continental Gold and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

James S. Felton, B.Sc. (Commerce), Director

Mr. Felton has been a director of Continental Gold since April 2008. Mr. Felton is a self-employed business/financial consultant with an emphasis on corporate finance and international capital markets for over five years.

Mr. Felton has a B.Sc. (Commerce) from Washington and Lee University with a Major in Business Administration and Accounting. Mr. Felton dedicates approximately 5% of his time to Continental Gold and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Gary P. Barket, B.A., J.D., Director

Gary P. Barket has been a director of Continental Gold since May 2007. Mr. Barket is a lawyer in private practice since 1972 with an emphasis on securities and business transactions and litigation. Mr. Barket served as a Chairman and was a member of the Little Rock Port Authority Board of Directors from 1993 to 2006.

Mr. Barket was admitted to the State Bar of Arkansas in 1971. He has a Doctor of Jurisprudence and B.A. (Politics) from the University of Arkansas. Mr. Barket dedicates approximately 15% of his time to Continental Gold and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Committees of the Board of Directors

The board of directors has established an Audit Committee to oversee the retention, performance and compensation of Continental Gold’s independent auditors, and to oversee and establish procedures concerning systems of internal accounting and control. The Audit Committee is currently comprised of Messrs. Roger Easterday (Chair), Jaime I. Gutiérrez and James S. Felton.

The board of directors of Continental Gold has also established a Compensation Committee to assist the board in settling the compensation of directors and senior executives, and developing and submitting to the board recommendations with regard to other employee benefits. The Compensation Committee is currently comprised of Messrs. Gordon F. Wylie (Chair), Jaime I. Gutiérrez and James S. Felton.

The board of directors has established a Corporate Governance & Nominating Committee which is charged with performing an annual evaluation of the effectiveness of the board of directors as a whole, the committees of the board and the contributions of individual directors. The Corporate Governance & Nominating Committee is currently comprised of Messrs. Gordon F. Wylie (Chair), Jaime I. Gutiérrez and James S. Felton.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed elsewhere herein (see below, "Penalties or Sanctions") to the best of Continental Gold's knowledge, no director, proposed director or executive officer of Continental Gold is at the date hereof, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Continental Gold) that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set forth below, to the best of Continental Gold 's knowledge, no proposed director of Continental Gold is at the date hereof, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Continental Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director, officer, promoter or principal shareholder of Continental Gold is or has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

See “Part IV – Information Concerning Continental Gold – Conflicts of Interest”.

Penalties or Sanctions

Dr. Peter B. Bolt was the Chairman, a director and Technical Director for Cambridge Mineral Resources plc from 2005 to 2007. On July 18, 2007 Cambridge Mineral Resources plc was temporarily suspended in accordance with AIM Rule 1 following the resignation of its nominated advisor and broker, Insinger de Beaufort, and was restored following the appointment of a new nominated advisor, Ruegg & Co. Limited, and the appointment of Hichens, Harrison & Co. plc and Haywood Securities (UK) Limited as joint brokers on July 31, 2007.

Mr. Donald H. Christie is currently a director and Chief Financial Officer of Alpha One Corporation (“Alpha One”), a capital pool corporation the shares of which are listed on the NEX Tier of the TSXV. The TSXV issued a bulletin on September 13, 2006 indicating that Alpha One was required to complete a Qualifying Transaction by October 14, 2006, twenty-four months from its date of listing. Further to the TSXV bulletin trading in Alpha One shares was suspended on October 20, 2006 as Alpha One had failed to complete the requirement. On March 9, 2007, as a result of Alpha One failing to comply within the timeframe prescribed by TSXV Policy 2.4, the Alpha One shares were transferred to NEX Tier where they remain suspended pending the closing of a Qualifying Transaction. The trading symbol for the Alpha One shares was changed from AOC.P to AOC.H as a result of the transfer to NEX Tier. Other than the above, no director, officer, promoter or principal shareholder of Continental Gold has: (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered a settlement agreement with a Canadian securities regulatory authority; or (ii) been the subject of any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered to be important to a reasonable investor making a decision about the Amalgamation.

EXECUTIVE COMPENSATION

National Instrument 51-102 – Continuous Disclosure Obligations sets forth executive compensation disclosure requirements. Applicable securities laws require Continental Gold to provide disclosure in the Information Circular in compliance with Form 51-102F6.

Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of Continental Gold means each of the following individuals:

(a)	a chief executive officer (“CEO”) of Continental Gold;

(b)	a chief financial officer (“CFO”) of Continental Gold;

(c)

each of Continental Gold’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of Continental Gold, nor acting in a similar capacity, at the end of that financial year.

Continental Gold currently has the following five NEO’s: Robert W. Allen (Chairman, President & Chief Executive Officer), Donald H. Christie (Chief Financial Officer), Peter B. Bolt (Vice-President of Operations), Stuart A. Moller (Vice-President of Exploration) and Gustavo J. Koch (Corporate Secretary).

Compensation Discussion and Analysis

The Compensation Committee of Continental Gold’s board is responsible for ensuring that Continental Gold has in place an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of Continental Gold’s executive officers. The Compensation Committee ensures that total compensation paid to all NEO’s is fair and reasonable and is consistent with Continental Gold’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. Continental Gold’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of stock options, a significant component of executive compensation. This approach is based on the assumption that the performance of the Continental Gold Share price over the long term is an important indicator of long term performance.

Continental Gold’s compensation philosophy is based on the following fundamental principles:

1. Compensation programs align with shareholder interests – Continental Gold aligns the goals of executives with maximizing long term shareholder value;

2. Performance sensitive – compensation for executive officers should be linked to operating and market performance of Continental Gold and fluctuate with the performance; and

3. Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEO’s were developed based on the above-mentioned compensation philosophy and are as follows:

  to attract and retain highly qualified executive officers;

  to align the interests of executive officers with shareholders’ interests and with the execution of Continental Gold business strategy;

  to evaluate executive performance on the basis of key measurements of exploration management and business plan implementation that correlate to long-term shareholder value; and

  to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

Aggregate compensation for each NEO is designed to be competitive. The Compensation Committee reviews compensation practices of similarly situated companies in determining appropriate compensation. Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the NEO’s role within Continental Gold, it is primarily focused on remaining competitive in the market with respect to total compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to Continental Gold and operate within the mining exploration and development industry, prior to making its decisions. Examples of these companies are Ventana Gold Corp., Greystar Resources Ltd. and Colombian Mines Corporation. These companies are used as Continental Gold’s primary peer group because they have similar business characteristics or because they compete with Continental Gold for employees and investors. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as Continental Gold in assessing compensation levels. These other companies are identified under the heading “Statement of Corporate Governance Practices – Directorships”.

The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

  establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Aligning the Interests of the NEO’s with the Interests of Continental Gold’s Shareholders

Continental Gold believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEO’s. Continental Gold’s objective is to establish benchmarks and targets for its NEO’s which, if achieved, will enhance shareholder value. These benchmarks relate to completion of exploration programs on the basis of pre-established budgets and exploration success, as well as completion of equity financings on terms beneficial to Continental Gold.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. For the 2009 financial year, the three basic components of executive officer compensation program were:

  fixed salary;

  annual incentives (cash bonus); and

  option based compensation.

Fixed salary comprises a portion of the total cash-based compensation; however, annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) success in financing Continental Gold and market performance of Continental Gold Shares if and when the shares have a public market. To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the board considers each performance target and Continental Gold’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the board approve the salary ranges for the NEO’s. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Comparative data for Continental Gold’s peer group is also accumulated from a number of external sources including independent consultants. Continental Gold’s policy for determining salary for executive officers is consistent with the administration of salaries for all other employees.

Annual Incentives

Continental Gold, in its discretion, may award annual incentives by way of cash bonuses in order to motivate executives to achieve short-term corporate goals. The Compensation Committee and the board approve annual incentives. Continental Gold did not award such incentives in the year ended December 31, 2008 as Continental Gold had not yet developed definitive plans to go public, and the award of options was still under review by the Corporation’s Compensation Committee. During the year ended December 31, 2008, Continental Gold did not award any cash bonuses in order to preserve working capital, but the Continental Gold Stock Options as described below were granted in recognition of service provided during the period.

The success of NEO’s in achieving their individual objectives and their contribution to Continental Gold in reaching its overall goals are factors in the determination of their annual bonus. The Compensation Committee assesses each NEO's performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of Continental Gold that arise on a day to day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual bonuses for the NEO’s. Where the Compensation Committee cannot unanimously agree, the matter is referred to the full board for decision. The board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

Compensation and Measurements of Performance

The Board approves targeted amounts of annual incentives for each NEO at the beginning of each financial year. The targeted amounts are determined by the Compensation Committee based on a number of factors, including comparable compensation of similar companies.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the NEO. The NEO will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Compensation Committee’s and the board’s assessment of overall performance. The determination as to whether a target has been met is ultimately made by the board and the board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Long Term Compensation

Continental Gold currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of Continental Gold’s Stock Option Plan.

Compensation Summary

The table below sets forth information concerning the compensation paid, awarded or earned by each of the NEO’s for services rendered in all capacities to Continental Gold during the fiscal years ended December 31, 2007, December 31, 2008 and December 31, 2009.

Name of NEO and Principal Position	Year	Salary ($)	Share- Based Awards(1) ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Pension Incentive Plans(2)
Robert W. Allen, Chief Executive Officer	2009	$1.00	N/A	N/A	N/A	N/A	N/A	N/A	$1.00
	2008	$1.00	N/A	N/A	N/A	N/A	N/A	N/A	$1.00
	2007	$1.00	N/A	N/A	N/A	N/A	N/A	N/A	$1.00
Michael R. Smith(3), former Chief Executive Officer	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2008	$63,750	N/A	N/A	N/A	N/A	N/A	N/A	$63,750
	2007	$85,000	N/A	N/A	N/A	N/A	N/A	N/A	$85,000
Donald H. Christie, Chief Financial fficer	2009	$126,000	N/A	$135,000	N/A	N/A	N/A	N/A	$261,000
	2008	$105,000	N/A	N/A	N/A	N/A	N/A	N/A	$105,000
Peter B. Bolt, Vice-President of Operations	2009	$180,000	N/A	$135,000	N/A	N/A	N/A	N/A	$315,000
	2008	$180,000	N/A	N/A	N/A	N/A	N/A	N/A	$180,000
	2007	$60,000	N/A	N/A	N/A	N/A	N/A	N/A	$60,000
Stuart A. Moller, Vice-President of xploration	2009	$240,000	N/A	$135,000	N/A	N/A	N/A	N/A	$375,000
	2008	$240,000	N/A	N/A	N/A	N/A	N/A	N/A	$240,000
	2007	$80,000	N/A	N/A	N/A	N/A	N/A	N/A	$80,000
Gustavo J. Koch, Corporate Secretary	2009	$240,000	N/A	$135,000	N/A	N/A	N/A	N/A	$375,000
	2008	$240,000	N/A	N/A	N/A	N/A	N/A	N/A	$240,000
	2007	$80,000	N/A	N/A	N/A	N/A	N/A	N/A	$80,000

Notes:

(1)

The fair value of share and option-based awards is calculated as at the date of grant using the Black-Scholes Option Pricing Model. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Continental Gold employed the Black-Scholes Option Model to calculate the grant date fair value as it is a widely used and relatively objective methodology. The principal assumptions employed were a share price of $0.30, an expected option term of 10 years, volatility of 100%, a dividend yield of 0% and a risk-free rate of return of 3.08%. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of Continental Gold’s share and option-based awards.

(2)

“LTIP” or “long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include share or option-based awards.

(3)	Effective March 31, 2008, Michael R. Smith resigned as Chief Executive Officer of Continental Gold.

Incentive Plan Awards

Stock Option Plan

On April 28, 2008 the directors of Continental Gold adopted a stock option plan. The purpose of the plan is to encourage ownership of the Continental Gold Shares by the persons who are primarily responsible for the management and profitable growth of Continental Gold’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of Continental Gold. A consultant is defined as an individual who is engaged by Continental Gold, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on Continental Gold’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

The plan is administered by the board of directors of Continental Gold, who have the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant of options and issuance of Continental Gold Shares thereunder.

The maximum number of Continental Gold Shares reserved for issuance under the plan from time to time must not exceed the amount equal to 10% of Continental Gold’s issued and outstanding Continental Gold Shares at the time of grant. The maximum number of Continental Gold Shares that may be reserved for issuance to any one insider under the plan and any other share compensation arrangement may not exceed 5% of the issued and outstanding Continental Gold Shares at the time of grant (on a non-diluted basis). The plan also provides that the maximum number of Continental Gold Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Continental Gold Shares outstanding at the time of grant (on a non-diluted basis) and the maximum number of Continental Gold Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Continental Gold Shares outstanding at the time of grant.

The board of directors of Continental Gold has the authority under the plan to establish the option price at the time each option is granted, which price shall not be less than the market price of the Continental Gold Shares at the time of grant. Options granted under the stock option plan are exercisable over a period not exceeding ten (10) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The options granted under the plan are not transferable or assignable other than by will or the laws of descent and distribution. Options will be subject to such vesting schedule as determined by the board of directors and any applicable regulatory requirements.

Outstanding Option-Based and Share-based Awards

The following table sets out for each NEO, the incentive stock options (option-based awards) and share-based awards outstanding as at December 31, 2009.

Name	Option-based Awards(1)			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Robert W. Allen Chief Executive Officer	Nil	N/A	N/A	N/A	N/A	N/A
Donald H. Christie Chief Financial Officer	500,000	$0.36	January 29, 2019	$Nil	N/A	N/A
Peter B. Bolt Vice-President of Operations	500,000	$0.36	January 29, 2019	$Nil	N/A	N/A
Stuart A. Moller Vice-President of Exploration	500,000	$0.36	January 29, 2019	$Nil	N/A	N/A
Gustavo J. Koch Corporate Secretary	500,000	$0.36	January 29, 2019	$Nil	N/A	N/A

Notes:

(1)

The Stock Option Plan is a “rolling” stock option plan whereby the maximum number of Continental Gold Shares that may be reserved for issuance pursuant to the Stock Option Plan will not exceed 10% of the issued Continental Gold Shares at the time of grant. As at the date hereof 11,733,240 Continental Gold Shares may be reserved for issuance pursuant to the Stock Option Plan.

(2)	As there is no current organized market for the Continental Gold Shares, the value of unexercised options is assumed to be $nil.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as at December 31, 2009, aggregate information in respect to compensation plans of Continental Gold under which equity securities of Continental Gold are authorized for issuance

Plan Category(1)	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders (the only such plan is the Continental Gold stock option plan)	5,700,000	$0.36	6,033,240
Equity compensation plans not approved by security holders (Continental Gold does not have any such plan)	N/A	N/A	N/A

Note:

(1)

The only equity compensation plan of Continental Gold is the Continental Gold stock option plan, which has been approved by the Continental Gold Shareholders. See “Part IV – Information Concerning Continental Gold – Incentive Plan Awards – Stock Option Plan”.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards that vested during the year ended December 31, 2009.

Name	Option-based awards- Value vested during the year(1) ($)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year(2) ($)
Robert W. Allen Chief Executive Officer	$Nil	$Nil	$Nil
Donald H. Christie Chief Financial Officer	$Nil	$Nil	$Nil
Peter B. Bolt Vice-President of Operations	$Nil	$Nil	$Nil
Stuart A. Moller Vice-President of Exploration	$Nil	$Nil	$Nil
Gustavo J. Koch Corporate Secretary	$Nil	$Nil	$Nil

Notes:

(1)

Summarizes for each of the NEO’s the aggregate value that would have been realized if the options had been exercised on the vesting date during the financial year ended December 31, 2009. As there is no current organized market for the Continental Gold Shares, the value of unexercised options is assumed to be $nil. As these options were not necessarily exercised, or exercised on such vesting date, by the NEO’s, these amounts do not necessarily reflect amounts realized by the NEO’s during the year ended December 31, 2009.

(2)	These are the same amounts as disclosed under “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” in the Summary Compensation Table earlier in this Information Circular.

Employment Agreements – Termination and Change of Control Benefits

Robert W. Allen serves as the Chairman, President and Chief Executive Officer of Continental Gold. Robert W. Allen is also the promoter and controlling shareholder of Continental Gold. Mr. Allen receives a stipend of $1.00 per year for these services.

Effective February 19, 2008 Continental Gold entered into a consulting agreement with Mr. Donald H. Christie, Chief Financial Officer of Continental Gold, which provides, among other things, for a consulting fee of $126,000 per annum. Mr. Christie dedicates 50% of his time to Continental Gold and has not entered into a non-competition or non-disclosure agreement with Continental Gold. Either party may terminate the consulting agreement on 60 days’ written notice.

Effective March 1, 2009 Continental Gold entered into an employment agreement with Dr. Peter B. Bolt, Vice-President of Operations of Continental Gold, which provides, among other things, that in addition to a base salary at the rate of $240,000 per annum, Dr. Bolt shall be eligible for consideration of an annual bonus (up to 100% of his base salary) and a special bonus payable for extraordinary activities, the amounts of which are at the sole discretion of the board of directors. Dr. Bolt shall also be eligible to receive stock options at the discretion of Continental Gold. Dr. Bolt dedicates 100% of his time to Continental Gold and has entered into a non-competition and non-disclosure agreement with Continental Gold. In the event of a change of control followed within 6 months by Dr. Bolt’s termination without cause, he shall be entitled to receive the greater of the balance of the unpaid base compensation which would otherwise be payable to him during the remainder of the initial term (12 months) of the employment agreement or, a sum equivalent to 12 months base compensation within 30 days of the date of such change of control and any and all stock options and/or restricted stock grants granted to him shall vest immediately upon the date of such change of control. The employment agreement may be terminated by either party upon 6 months written notice, provided that such notice may not be given until the expiry of the initial term and Dr. Bolt (or his representatives, as applicable) shall be entitled to receive the greater of the balance of the unpaid base salary or a sum equivalent to 12 months base compensation. In the event of termination by Continental Gold by reason of death or incapacity prior to the initial term, Dr. Bolt shall be entitled to receive the balance of the unpaid compensation (including any incentive compensation) not covered by insurance.

Effective March 1, 2009 Continental Gold entered into an employment agreement with Mr. Stuart Moller, Executive Vice-President of Exploration of Continental Gold, which provides, among other things, that in addition to the base salary at the rate of $240,000 per annum, Mr. Moller shall be eligible for consideration of an annual bonus (up to 100% of his base salary) and a special bonus payable for unusual activities, the amounts of which are at the sole discretion of the board of directors. Mr. Moller shall also be eligible to receive stock options at the discretion of Continental Gold. Mr. Moller dedicates 100% of his time to Continental Gold and has entered into a non-competition and non-disclosure agreement with Continental Gold. In the event of a change of control followed within 6 months by Mr. Moller’s termination without cause, he shall be entitled to receive the greater of the balance of the unpaid base compensation which would otherwise be payable to him during the remainder of the initial term (12 months) of the employment agreement or, a sum equivalent to 12 months base compensation within 30 days of the date of such change of control and any and all stock options and/or restricted stock grants granted to him shall vest immediately upon the date of such change of control. The employment agreement may be terminated by either party upon 6 months written notice, provided that such notice may not be given until the expiry of the initial term and Mr. Moller shall be entitled to receive the greater of the balance of the unpaid base salary or a sum equivalent to 12 months base compensation. In the event of termination by Continental Gold by reason of death or incapacity (as defined therein), Mr. Moller (or his representatives, as applicable) shall be entitled to receive the balance of the unpaid compensation (including any incentive compensation) not covered by insurance.

Effective March 1, 2009 Continental Gold entered into an employment agreement with Mr. Gustavo Koch, Corporate Secretary of Continental Gold, which provides, among other things, that in addition to the base salary at the rate of $240,000 per annum, Mr. Koch shall be eligible for consideration of an annual bonus (up to 100% of his base salary) and a special bonus payable for unusual activities, the amounts of which are at the sole discretion of the board of directors. Mr. Koch shall also be eligible to receive stock options at the discretion of Continental Gold. Mr. Koch dedicates 100% of his time to Continental Gold and has entered into a non-competition and non-disclosure agreement with Continental Gold. In the event of a change of control followed within 6 months by Mr. Koch’s termination without cause, he shall be entitled to receive the greater of the balance of the unpaid base compensation which would otherwise be payable to him during the remainder of the initial term (12 months) of the employment agreement or, a sum equivalent to 12 months base compensation within 30 days of the date of such change of control and any and all stock options and/or restricted stock grants granted to him shall vest immediately upon the date of such change of control. The employment agreement may be terminated by either party upon 6 months written notice, provided that such notice may not be given until the expiry of the initial term and Mr. Koch shall be entitled to receive the greater of the balance of the unpaid base salary or a sum equivalent to 12 months base compensation. In the event of termination by Continental Gold by reason of death or incapacity (as defined therein) prior to the initial term, Mr. Koch (or his representatives, as applicable) shall be entitled to receive the balance of the unpaid compensation (including any incentive compensation) not covered by insurance.

Pension Plan Benefits

Continental Gold does not have a pension plan or deferred compensation plan.

Director Compensation

The following table sets out, for each director other than Robert W. Allen and Gustavo J. Koch who are NEO’s, compensation received for the fiscal year ended December 31, 2009.

Name	Fees Earned ($)	Option-Based (1) Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Gordon F. Wylie	$50,000	$108,000	$Nil	$Nil	$Nil	$158,000
Roger Easterday	$33,000	$108,000	$Nil	$Nil	$Nil	$141,000
Rosie Moore	$33,000	$108,000	$Nil	$Nil	$Nil	$141,000
Jaime I. Guiterrez	$33,000	$108,000	$Nil	$Nil	$Nil	$141,000
James S. Felton	$22,000	$108,000	$Nil	$Nil	$Nil	$130,000
Gary P. Barket	$33,000	$108,000	$Nil	$Nil	$Nil	$141,000

Note:

(1)

The fair value of share-based awards is calculated as at the date of grant using the Black-Scholes Option Pricing Model. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Continental Gold employed the Black-Scholes Option Model to calculate the grant date fair value as it is a widely used and relatively objective methodology. The principal assumptions employed were a share price of $0.30, an expected option term of 10 years, volatility of 100%, a dividend yield of 0% and a risk-free rate of return of 3.08%. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of Continental Gold’s share and option-based awards.

Directors of Continental Gold, other than Robert W. Allen and Gustavo J. Koch who are NEO’s, are remunerated for their services as follows:

	Annual Fee Per Director	Aggregate Annual Fee
Annual fee paid to each director	$33,000	$121,000
Chairman of the board of directors	$1.00	$1.00
Vice-Chairman of the board of directors	$50,000	$50,000

	Annual Fee Per Director	Aggregate Annual Fee
Chairman of audit committee	$33,000	$33,000
Chairmen of other committees	$33,000	$33,000

Directors may also be compensated for services provided to Continental Gold as consultants or experts on the same basis and at the same rate as would be payable if such services were provided by a third party, arm's length service provider. To date, no such services have been provided to Continental Gold by any of its directors other than:

(a)

Gordon F. Wylie invoiced Continental Gold for consulting services in the amount of $74,225 in the nine months ended September 30, 2009, $90,000 in the twelve months ended December 31, 2008 and $25,000 in the period from inception to December 31, 2007; and

(b)

Gary P. Barket invoiced Continental Gold for legal services in the amount of $86,351 in the nine months ended September 30, 2009, $151,109 in the twelve months ended December 31, 2008 and $78,209 in the period from inception to December 31, 2007.

Directors' and Officers' Liability Insurance

Continental Gold does not currently maintain any directors’ and officers’ liability insurance.

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each director other than Robert W. Allen and Gustavo J. Koch who are NEO’s, the stock options (option-based awards) outstanding as at December 31, 2009.

Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(2) ($)
Gordon F. Wylie	500,000	$0.36	Jan. 19, 2019	Nil
Roger Easterday	400,000	$0.36	Jan. 19, 2019	Nil
Rosie Moore	400,000	$0.36	Jan. 19, 2019	Nil
Jaime I. Guiterrez	400,000	$0.36	Jan. 19, 2019	Nil
James S. Felton	400,000	$0.36	Jan. 19, 2019	Nil
Gary P. Barket	400,000	$0.36	Jan. 19, 2019	Nil

Notes:

(1)

The directors of Continental Gold are entitled to participate in the Stock Option Plan as disclosed above. During the twelve months ended December 31, 2009, a total of 5,700,000 Continental Gold Shares have been reserved for the grant of management incentive options under Continental Gold’s Stock Option Plan to executive officers, directors and consultants. See “Part IV – Information Concerning Continental Gold - Options to Purchase Securities”.

(2)	As there is no current organized market for the Continental Gold Shares, the value of unexercised options is assumed to be $nil.

Value Vested or Earned During the Year

The following table sets forth, for each director other than Robert W. Allen and Gustavo J. Koch who are NEO’s, the value of all incentive plan awards that vested during the year ended December 31, 2009.

Name	Option-based awards-Value vested during the year(1) ($)	Share-based awards-Value vested during the year(1) ($)	Non-equity incentive plan compensation- Value earned during the year ($)
Gordon F. Wylie	$Nil	$Nil	$Nil
Roger Easterday	$Nil	$Nil	$Nil
Rosie Moore	$Nil	$Nil	$Nil
Jaime I. Guiterrez	$Nil	$Nil	$Nil
James S. Felton	$Nil	$Nil	$Nil
Gary P. Barket	$Nil	$Nil	$Nil

Note:

(1)

Summarizes for each of the directors who is not a NEO the aggregate value that would have been realized if the options had been exercised on the vesting date during the financial year ended December 31, 2008. As there is no current organized market for the Continental Gold Shares, the value of unexercised options is assumed to be $nil. As these options were not necessarily exercised, or exercised on such vesting date, by such directors, these amounts do not necessarily reflect amounts realized by such directors during the year ended December 31, 2008.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers or employees of Continental Gold or any of its subsidiaries and former directors, executive officers and employees of Continental Gold or any of its subsidiaries had any indebtedness outstanding to Continental Gold or any of its subsidiaries as at the date hereof except as disclosed below. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of Continental Gold or any of its subsidiaries.

Bulletco is controlled by Robert W. Allen, the controlling shareholder, Chairman, President, Chief Executive Officer and promoter of Continental Gold. See “Part IV – Information Concerning Continental Gold – Directors and Officers”. On January 9, 2009 Continental Gold advanced a loan to Bulletco in the amount of $212,790 for a term of ninety days at a per annum rate of interest of 5%. This loan was made on an isolated basis and regular borrowings by non-arm’s length persons are not anticipated in the future. The loan was repaid in accordance with its terms and the applicable interest was paid.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board and senior management consider good corporate governance to be central to the effective and efficient operation of Continental Gold. The Board has confirmed the strategic objective of Continental Gold is seeking out and exploring mineral bearing deposits with the intention of developing and mining the deposit or proving the feasibility of mining the deposit for others.

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires Continental Gold to disclose its corporate governance practices by providing in the Information Circular the disclosure required by Form 58-101F1. National Instrument 58-201 – Corporate Governance Guidelines (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies. Continental Gold has reviewed its own corporate governance practices in light of these guidelines. In certain cases, Continental Gold’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for Continental Gold at its current stage of development and therefore these guidelines have not been adopted. Continental Gold (the Resulting Issuer) will continue to review and implement corporate governance guidelines as the business of Continental Gold progresses and becomes more active in operations.

Form 58-101 F1 – Corporate Governance Disclosure (TSX Issuers)

Board of Directors

The Board is currently composed of eight (8) directors. Form 58-101F1 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under National Instrument 52-110 - Audit Committees (“NI 52-110)”, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment and, specifically in addition to other circumstances, excludes “independence” where the individual has received more than $75,000 in direct compensation during a twelve month period in the prior three years.

Of the existing directors of Continental Gold, three are not “independent” under NI 52-110 for the following reasons:

(i)	Robert W. Allen (Chairman, President and Chief Executive Officer) is an "insider" or management director and accordingly is not considered “independent" as a result of this relationship;

(i)	Gustavo J. Koch (Corporate Secretary) is an "insider" or management director and accordingly is not considered “independent" as a result of this relationship; and

(ii)	Gary P. Barket provides legal services to Continental Gold and is not considered “independent" as a result of the payment for these services.

The remaining five (5) directors, Jaime I. Gutiérrez, Roger Easterday, Rosie C. Moore, James S. Felton and Gordon F. Wylie, are considered by the Board to be "independent", within the meaning of NI 52-110. The Chairman, Robert W. Allen is not independent, however the Vice-Chairman, Gordon F. Wylie, is independent and acts as the lead director for the independent directors. In assessing Form 58-101F1 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors as noted above.

A majority of the directors is independent, as five (5) of the eight directors are independent as noted above. To facilitate the functioning of the board of directors independently of management, the following structures and processes are in place:

  when appropriate, members of management, are not present for the discussion and determination of certain matters at meetings of the board of directors. During the most recently completed financial year, one meeting of the independent members of the directors was held, and it is Continental Gold’s policy to hold at least one meeting of the independent board of directors during each financial year;
  under the bye-laws of Continental Gold, any two directors may call a meeting of the board of directors;
  the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee consist of a majority of independent directors who meet independent of management directors; and
  in addition to the above standing Committees of the board of directors, independent committees may be appointed from time to time, when appropriate.

Each of the directors of Continental Gold attended each meeting of the board of directors held since January 1, 2008, with the exception of directors who are not independent in the case of meetings of the independent directors. The following table sets forth the directors of Continental Gold who currently hold directorships and/or are officers with other reporting issuers:

Name of Director	Reporting Issuer
Gordon F. Wylie	Lydian International Limited (TSXV)
Rosie C. Moore	Kiska Metals Corporation (TSXV)

Mandate of the board of directors

The duties and responsibilities of the board of directors are:

  to supervise the management of the business and affairs of Continental Gold; and
  to act with a view towards the best interests of Continental Gold.

In discharging its mandate, the board of directors is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of Continental Gold;
  identifying the principal risks of Continental Gold’s business and ensuring the implementation of appropriate systems to manage these risks;
  succession planning, including appointing, training and monitoring senior management;
  a communications policy for Continental Gold to facilitate communications with investors and other interested parties; and
  the integrity of Continental Gold’s internal control and management information systems.

The board of directors also has the mandate to assess the effectiveness of the board of directors as a whole, its committees and the contribution of individual directors.

Position Descriptions

The board of directors of Continental Gold has developed written position descriptions for the Chairman, the Chairman of each Board Committee, the Chief Executive Officer, the President and the Chief Financial Officer.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation on the role of the board, its Committees and its directors, and the nature and operation of Continental Gold’s business, which consists of the following:

  an orientation session with senior officers to overview Continental Gold’s business and affairs;
  an orientation session with the Chairman and the Chairperson of each standing Committee; and
  an orientation session with legal counsel and the representatives of Continental Gold’s auditors.

Continuing education is provided to directors through provision of literature regarding current developments. Additionally, historically board members have been nominated who are familiar with Continental Gold and the nature of its business. The Corporate Governance & Nominating Committee takes primary responsibility for the orientation and continuing education of directors and officers.

Ethical Business Conduct

The board of directors of Continental Gold has adopted a written code for the directors, officers and employees of Continental Gold. Copies of the code of conduct are available upon written request from the Chief Financial Officer of Continental Gold. The Audit Committee is responsible for ensuring compliance with Continental Gold’s code of conduct. There have been no departures from Continental Gold’s code of conduct during the most recently completely financial year.

In addition to those matters which, by law, must be approved by the board of directors, the approval of the board of directors is required for:

  Continental Gold’s annual business plan and budget;
  major acquisitions or dispositions by Continental Gold; and
  transactions which are outside of Continental Gold’s existing business.

To ensure the directors exercise independent judgment in considering transactions and agreements in which a director or officer has a material interest, all such matters are considered and approved by the independent directors.

Continental Gold believes that it has adopted corporate governance procedures and policies which encourage ethical behaviour by Continental Gold’s directors, officers and employees.

Nomination of Directors

The Corporate Governance & Nominating Committee has oversight of all board corporate governance matters, and undertakes the process for recruitment and review of nominees for the board of directors. The recruitment of new directors has generally resulted from recommendations made by directors and shareholders in a process which is managed by the Corporate Governance & Nominating Committee. The assessment of the contributions of individual directors has principally been the responsibility of the board. Prior to standing for election, new nominees to the board are reviewed by the entire board based on recommendations formulated by the Corporate Governance & Nominating Committee.

Compensation

See “Part IV – Information Concerning Continental Gold – Executive Compensation”.

Other Board Committees

There are no board committees other than the Audit Committee, the Corporate Governance & Nominating Committee and the Compensation Committee.

Assessments

Currently the board takes responsibility for monitoring and assessing its effectiveness and the performance of individual directors, its committees, including reviewing the board’s decision-making processes and the quality of information provided by management, and among other things:

  overseeing strategic planning;
  monitoring the performance of Continental Gold’s assets;
  evaluating the principal risks and opportunities associated with Continental Gold’s business and overseeing the implementation of appropriate systems to manage these risks;
  approving specific acquisitions and divestitures;
  evaluating senior management; and
  overseeing Continental Gold’s internal control and management information systems.

AUDIT COMMITTEE INFORMATION REQUIRED IN THE INFORMATION CIRCULAR

The Audit Committee of Continental Gold’s board of directors is principally responsible for:

  recommending to Continental Gold’s board of directors the external auditor to be nominated for election by Continental Gold’s shareholders at each annual meeting and negotiating the compensation of such external auditor;
  overseeing the work of the external auditor;
  reviewing Continental Gold’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the board of directors and publicly disseminated by Continental Gold; and
  reviewing Continental Gold’s financial reporting procedures to ensure adequate procedures are in place for Continental Gold’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

NI 52-110 requires that certain information regarding the Audit Committee be included in the management information circular sent to shareholders in connection with the issuer’s annual meeting.

Audit Committee Charter

The full text of the charter of Continental Gold’s Audit Committee is attached hereto as Schedule “I”.

Composition of the Audit Committee

The Audit Committee members are Roger Easterday (Chairman), Jaime I. Gutiérrez and James S. Felton, each of whom is a director and considered “financially literate” and “independent” in accordance with NI 52-110. See “Section IV – Statement of Corporate Governance Practices – Form 58-101 F1 – Corporate Governance Disclosure (TSX Issuers) – Board of Directors”.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee are as follows:

Name of Member	Education	Experience
Roger Easterday (Chairman)	Mr. Easterday was admitted to the State Bars of Nevada and Texas. He has a Doctor of Jurisprudence from the University of Texas and B.Sc. (Physics) from the University of Missouri.	Mr. Easterday has been a lawyer in private practice since 1975 with an emphasis on commercial and natural resources law.
Jaime I. Gutiérrez	Mr. Gutiérrez holds bachelor degrees in civil engineering and finance from universities in Medellín, Colombia. .	Mr. Gutierrez has been a General Manager of Gutiérrez Investments (CIIGSA), a privately owned refining company and one of the largest in Colombia, since 2004. Mr. Gutiérrez was a Manager with C.I Trade S.A., a privately owned refining company, from 1997 to 2004. Mr. Gutiérrez’ career has focussed on establishment of purchase and sale policies of precious metals.
James S. Felton	Mr. Felton has a B.Sc. (Commerce) from Washington and Lee University with a Major in Business Administration and Accounting.	Mr. Felton is a self-employed business/financial consultant with an emphasis on corporate finance and international capital markets.

Reliance on Exemptions in NI 52-110

Since the commencement of Continental Gold’s most recently completed financial year, Continental Gold has not relied on an exemption from NI 52-110.

Audit Committee Oversight

Since the commencement of Continental Gold’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by Continental Gold’s Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Charter. Pursuant to the Charter for the Audit Committee, the Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

Audit Fees

The following table provides detail in respect of audit, audit related, tax and other fees paid by Continental Gold to the external auditor for professional services:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
Year ended December 31, 2008	$25,000	$Nil	$Nil	$Nil
Year ended December 31, 2007	$Nil	$Nil	$Nil	$Nil

Audit Fees – Audit fees were paid for professional services rendered by the auditor for the audit of Continental Gold’s annual financial statements as well as services provided in connection with statutory and regulatory filings. Audit-Related Fees – Audit-related fees were paid for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.

Tax Fees – Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

All Other Fees – No other fees were billed by the auditor of Continental Gold.

RISK FACTORS RELATING TO CONTINENTAL GOLD AND THE RESULTING ISSUER

The Continental Gold Shares should be considered highly speculative due to the nature of Continental Gold’s business and the present stage of its development and the location of its properties in Colombia. In evaluating Continental Gold and its business, investors should carefully consider, in addition to the other information contained in the Information Circular, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in Continental Gold or in connection with Continental Gold’s operations. These risk factors will also apply to the Resulting Issuer following the Amalgamation.

Nature of Mineral Exploration

Resource exploration and development is a speculative business and involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The properties in which Continental Gold holds an interest are without a known mineral resource. Each of the proposed programs on the properties is an exploratory search for resources. There is no assurance that commercial quantities of resources will be discovered. There is also no assurance that even if commercial quantities of resources are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Continental Gold.

Foreign Country Risk

Continental Gold’s principal mineral properties are located in Colombia. Operations in Colombia are subject to risk due to the potential for social, political, economic, legal and fiscal instability. The government in Colombia faces ongoing problems of inflation, unemployment and inequitable income distribution. Colombia is also home to South America’s largest and longest running insurgency and large swaths of the countryside are under guerrilla influence. In addition, Colombia experiences narcotics-related violence, a prevalence of kidnapping and extortionist activities and civil unrest in certain areas of the country. Such instability may require Continental Gold to suspend operations on its properties. Although Continental Gold is not presently aware of any circumstances or facts which may cause the following to occur, other risks may involve matters arising out of the evolving laws and policies in Colombia, any future imposition of special taxes or similar charges, as well as foreign exchange fluctuations and currency convertibility and controls, the unenforceability of contractual rights or the taking or nationalization of property without fair compensation, restrictions on the use of expatriates in Continental Gold’s operations, or other matters. Continental Gold also bears the risk that changes can occur in the government of Colombia and a new government may void or change the laws and regulations that Continental Gold is relying upon. See also “Risk Factors Relating to Continental Gold and the Resulting Issuer – NGO Intervention”.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia of earnings to foreign entities and Colombia has never imposed such restrictions. However, there can be no assurance that restrictions on repatriation of earnings from Colombia will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

Limited Operating History

Continental Gold has no history of generating revenue or profits. There can be no assurance that it will generate profits in the future.

Requirement for Further Financing

Continental Gold has sufficient financial resources to undertake all of its currently planned exploration programs but will require additional funds to fund further exploration and other acquisitions. The further exploration of the various mineral properties in which Continental Gold holds interests and the acquisition of additional properties depends upon Continental Gold’s ability to obtain financing through joint ventures of projects, debt financing, equity financing or other means. There can be no assurance that Continental Gold will able to raise the balance of the financing required or that such financing can be obtained without substantial dilution to shareholders. Failure to obtain additional financing on a timely basis could cause Continental Gold to reduce or terminate its operations or lose its interest in its properties.

Fluctuation in Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of same or that mineral prices will be such that Continental Gold’s properties can be mined at a profit. Factors beyond the control of Continental Gold may affect the ability of Continental Gold to attract investors and receive further funds for exploration. Metal prices have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of Continental Gold, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the Colombian peso relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. In particular, the supply of and demand for gold are affected by, among other factors, political events, economic conditions and production costs in major gold producing regions and governmental or central bank policies with respect to gold holdings.

No Assurance of Titles or Boundaries

Continental Gold is not the registered holder of all of the licences or concessions that comprise the Colombia Projects. Some of the licences and concessions that comprise the Colombia Projects are registered in the names of certain entities controlled by Bulletco. Continental Gold’s interest in the Colombia Projects is derived from the Concession Sale Agreement. Under the Concession Sale Agreement, Bulletco has agreed to transfer the licences and concessions that comprise such properties to Continental Gold. There can be no assurance, however, that such transfers will be effected. In addition, in the event of a dispute between the parties to the Concession Sale Agreement, Continental Gold’s only recourse against Bulletco will be to seek enforcement of the terms of the Concession Sale Agreement. If Continental Gold is required to commence legal proceedings to enforce the terms of the Concession Sale Agreement, there is no assurance that Continental Gold will succeed in such proceedings, and, therefore, may never succeed in obtaining title to such properties.

Continental Gold has obtained a title report from Colombian legal counsel with respect to title to the Colombia Projects held by Continental Gold and Bulletco but this should not be construed as a guarantee of title. Other parties may dispute title to any of Continental Gold’s mineral properties and any of Continental Gold’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions. Continental Gold does not have surface rights at the Colombia Projects and there is no assurance that these surface rights will be granted or they will be on reasonable terms if granted.

The foregoing analysis also applies to any exercise by Continental Gold of the Bullet Option. Titles to these properties are registered in the names of certain entities controlled by Bulletco.

Uninsurable Risks

In the course of exploration of mineral properties, certain detrimental events and, in particular, unexpected or unusual geological conditions including rock burst, cave-ins, fires, flooding, and earthquakes may occur. It is not always possible to fully insure against such risks and Continental Gold may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Continental Gold.

Environmental and Other Regulatory Requirements

All phases of Continental Gold’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, will not adversely affect Continental Gold’s activities. Environmental hazards may exist on the properties in which Continental Gold holds interests which are unknown to Continental Gold at the present which have been caused by previous or existing owners or operators of the properties.

In addition, the owner of the Colombia Projects has a limited right to conduct small scale mining operations on such properties which may result in environmental hazards on the properties. Government approvals and permits are current, and may in the future be, required in connection with Continental Gold’s activities. To the extent such approvals are required and not obtained, Continental Gold may be restricted or prohibited from proceeding with planned exploration of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation of existing laws, could have a material adverse impact on Continental Gold and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new exploration properties.

Competition

Continental Gold will compete with other exploration companies which have greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Continental Gold’s ability to locate and increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select, acquire and develop suitable properties or prospects.

Further, the gross disparity in size between large and small mining producers in Colombia restricts small producers in that they have limited influence to secure access to Colombia’s transportation infrastructure, including rail and port facilities. This access is necessary for producers to access international export markets for its production and to competitively sell Colombian minerals in international markets. Continental Gold may have difficulties successfully accessing transportation infrastructure necessary to export the minerals it may produce in the future.

NGO Intervention

A number of Non-Governmental Organizations (“NGO’s) are becoming increasingly active in Colombia as the security and safety in Colombia increases. These organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. Such organizations have been involved, with financial assistance from groups mostly in Europe, in mobilizing sufficient local anti-mining sentiment to prevent the issuance of required permits for the development of other mineral projects.

Reliance on Majority Shareholder for Financial Support

Bulletco is the controlling shareholder of Continental Gold. See "Part I – General Information in Respect of the Meetings – Voting Shares and Principal Holders of Securities". Robert W. Allen controls Bulletco and Grupo and Mr. Allen is a director, Chairman, President and Chief Executive Officer of Continental Gold and has interests in certain material contracts with Continental Gold. See “Part IV – Information Concerning Continental Gold -Directors and Officers” and “Part IV – Information Concerning Continental Gold - Interest of Informed Persons in Material Transactions”. Continental Gold has limited working capital and it relies on Robert W. Allen for working capital support. Without this support at the present time, Continental Gold would be unable to sustain operations. See “Part IV – Information Concerning Continental Gold – Management’s Discussion and Analysis – Liquidity”. See also “Conflicts of Interest” and “Control of Continental Gold” under “Part IV – Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer”.

Conflicts of Interest

Certain directors and officers of Continental Gold are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of Continental Gold are required by law to act honestly and in good faith with a view to the best interests of Continental Gold and to disclose any interest which they may have in any project or opportunity of Continental Gold. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required under the Bermuda Act to disclose his interest and to abstain from voting on such matter.

Bulletco is the controlling shareholder of Continental Gold. Robert W. Allen controls Bulletco and Grupo and Mr. Allen is a director of Continental Gold and has interests in certain material contracts with Continental Gold. By virtue of its status as the controlling shareholder of Continental Gold, there exists the possibility for Bulletco to be in a position of conflict with Continental Gold. In general, the interests of Bulletco and Continental Gold will be aligned to maximize the value of the Colombia Projects and, thereby, maximize the value of Continental Gold. Should conflicts arise, upon completion of the Amalgamation the conduct of Bulletco will be subject to Canadian securities and applicable legislation concerning related party transactions and shareholder rights and remedies. In addition, the majority of directors of Continental Gold who are independent of Bulletco will be responsible to act in the best interests of Continental Gold as noted above. Moreover, Bulletco is limited in its ability to sell the Continental Gold Shares it owns pursuant to the terms of the Escrow Agreement. See “Part IV – Information Concerning the Resulting Issuer - Escrowed Securities”.

Dependence on Key Management Employees

Continental Gold’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees, namely Peter B. Bolt (Vice-President of Operations), Donald H. Christie (Chief Financial Officer), Stuart A. Moller (Vice-President of Exploration) and Gustavo J. Koch (Corporate Secretary). Loss of any of these people could have a material adverse effect on Continental Gold. Continental Gold does not have key man insurance in place with respect to any of these individuals.

Residency of Directors, Officers and Others

Several of the directors and officers of Continental Gold reside outside of Canada. Substantially all of the assets of these persons, and Continental Gold, are located outside of Canada. As a result, it may not be possible for investors to effect services of process within Canada upon the directors or officers named above. It may also not be possible to enforce against certain of Continental Gold’s directors and officers, and certain experts named herein, as judgments obtained in Canadian courts predicated upon civil liability provisions of application securities laws in Canada.

Foreign Currency Fluctuations

Continental Gold’s current and proposed exploration operations in Colombia render it subject to foreign currency fluctuations, which may materially affect its financial position and results. Continental Gold sends funds to Colombia in U.S. dollars and converts these funds into Colombian pesos. The important exchange rates for Continental Gold are currently the rate between the U.S. dollar and the Colombian peso. While Continental Gold is funding work in Colombia, Continental Gold’s results could be impaired by adverse changes in the U.S. dollar to Colombian peso exchange rate.

Unreliable Historical Data

Continental Gold has compiled technical data in respect of the Colombia Projects, much of which was not prepared by Continental Gold. While the data represents a useful resource for Continental Gold, much of it must be verified by Continental Gold before being relied upon in formulating exploration programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Continental Gold's operations, financial condition and results of operations.

Management of Continental Gold believe that the infrastructure weaknesses in Colombia are comparable to those in any remote mining location located in other parts of the world.

Government Regulation

The mining, processing, development and mineral exploration activities of Continental Gold are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Continental Gold's mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have an adverse impact on Continental Gold.

Public Market for Continental Gold Shares

The Continental Gold Shares do not currently trade on any exchange or recognized market. There can be no assurance that the Continental Gold Shares will ever become listed or remain listed thereafter on any exchange or recognized market. It is a condition of the Amalgamation that the Amalco Shares be listed for trading on the TSX or the TSXV and if approval for such listing is not granted, the Amalgamation will not be effected.

Market Price of Continental Gold Shares

Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Continental Gold Shares is also likely to be significantly affected by short-term changes in precious and base metal mineral prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Continental Gold's performance that may have an effect on the price of the Continental Gold Shares include the following: the extent of analytical coverage available to investors concerning Continental Gold's business may be limited if investment banks with research capabilities do not follow Continental Gold's securities; lessening in trading volume and general market interest in Continental Gold's securities may affect an investor's ability to trade significant numbers of Continental Gold Shares; the size of Continental Gold’s public float may limit the ability of some institutions to invest in Continental Gold's securities; and a substantial decline in the price of the Continental Gold Shares that persists for a significant period of time could cause Continental Gold's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the price of the Continental Gold Shares at any given point in time may not accurately reflect Continental Gold's long-term value.

Dividend Policy

No dividends on the Continental Gold Shares have been paid by Continental Gold to date. Payment of any future dividends will be at the discretion of Continental Gold's board of directors after taking into account many factors, including Continental Gold's operating results, financial condition and current and anticipated cash needs.

Future Sales of Continental Gold Shares by Existing Shareholders

Sales of a large number of Continental Gold Shares in the public markets, or the potential for such sales, could decrease the trading price of the Continental Gold Shares.

Control of Continental Gold

After the completion of the Amalgamation, Bulletco and related entities will hold at least 47.3% of the outstanding Amalco Shares. Accordingly, Bulletco will retain control of Amalco. See “Part IV – Information Concerning Continental Gold - Principal Holders of Securities” and “Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer – Conflicts of Interest”.

Dilution from Financing Covenant

Pursuant to certain transactions described under “Part IV – Information Concerning Continental Gold – Prior Sales”, the arm’s length investors and Bulletco were provided with a covenant that if Continental Gold was not listed on a recognized stock exchange by June 20, 2009 (subsequently amended to June 20, 2010), then they would be issued a sufficient number of Continental Gold Shares for nominal consideration such that they would own 51% of the issued and outstanding Continental Gold Shares on a fully diluted basis. Bulletco is controlled by Robert W. Allen, the Chairman, President, Chief Executive Officer, director and the promoter of Continental Gold. See “Part IV –Information Concerning Continental Gold - Directors and Officers” and “Part IV – Information Concerning Continental Gold - Promoter”. It is not possible to determine if this dilutive event will occur or the impact on the control of Continental Gold, but if such event did occur, it would be materially dilutive to the shareholders of Continental Gold who do not receive these Continental Gold Shares. If the Amalgamation and subsequent listing of Amalco Shares occurs before June 20, 2010, this covenant will have been satisfied and no further Continental Gold Shares will be required to be issued.

Use of Available Funds

Continental Gold intends to allocate the available funds as described under “Part V – Information Concerning the Resulting Issuer – Available Funds and Principal Purposes” in this Information Circular. However, management will have the discretion in the actual application of the available funds, and may elect to allocate such funds differently from that described under “Available Funds and Principal Purposes” if they believe it would be in Continental Gold’s best interest to do so as circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of Continental Gold.

Bermuda Legal Matters

Continental Gold was incorporated under the Bermuda Act (see “Part IV – Information Concerning Continental Gold – Corporate Structure - Name and Incorporation”), and is thereby subject to the laws of Bermuda. The following is a summary of certain laws of Bermuda which are relevant to the operations of Continental Gold.

Bermuda Monetary Authority Consent Required for Free Transferability of Continental Gold Shares

The Bermuda Monetary Authority (the “BMA”) must approve all issues and transfers of shares of a Bermuda exempted company under the Exchange Control Act 1972 (Bermuda) and regulations thereunder. The BMA has given a general permission which will permit the issue of the Continental Gold Shares and the subsequent transfer of such shares so long as voting securities of Continental Gold are listed for trading on an appointed stock exchange, and the TSX and TSXV qualify for this purpose. See “"Part IV – Information Concerning Continental Gold - Risk Factors Relating to Continental Gold and the Resulting Issuer - Public Market for Continental Gold Shares”.

Enforcement of Judgments in Bermuda May be Difficult

As Continental Gold is a Bermuda exempted company, the rights of shareholders will be governed by Bermuda law and the Memorandum and Bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. The majority of the Directors are not residents of Canada and all of Continental Gold’s assets are located outside of Canada and the United States. As a result, it may be difficult for investors to effect service of process on those persons in Canada and the United States or to enforce in Canada and the United States judgments obtained in the Canadian or U.S. courts against Continental Gold or those persons who may be liable under Canadian or U.S. law. The current position with regard to enforcement of judgments in Bermuda is set out below but this may be subject to change.

A final and conclusive judgment of a foreign court against Continental Gold, under which a sum of money is payable (not being a sum of money payable in respect of multiple damages, or a fine, penalty tax or other charge of a like nature) may be the subject of enforcement proceedings in the Bermuda Court under the common law doctrine of obligation by action on the debt evidenced by the foreign court’s judgment. On general principles, such proceedings would be expected to be successful provided that:

(a)	the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and

(b)	the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law.

Enforcement of such a judgment against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars, but the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation.

No stamp duty or similar or other tax or duty is payable in Bermuda on the enforcement of a foreign judgment. Court fees will be payable in connection with proceedings for enforcement.

Continental Gold May Become Subject to Taxes in Bermuda

There is currently no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of Continental Gold Shares or in respect of distributions by Continental Gold with respect to Continental Gold Shares other than the application of Bermuda taxes to persons ordinarily resident in Bermuda. The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended (Bermuda), has given Continental Gold assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Continental Gold or any of Continental Gold’s operations, shares or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance’s assurance, it cannot be certain that Continental Gold will not be subject to any Bermuda tax after March 28, 2016.

Exemption from Exchange Controls

Continental Gold is designated as “non-resident” for exchange control purposes by the BMA. Where a company is so designated, it is free to deal in currencies of any other country outside the Bermuda exchange control area which are freely convertible into currencies of any other country.

Limitations on Carrying on Business

Continental Gold has been incorporated in Bermuda as an “exempted company”. Under Bermuda law, exempted companies are companies formed for the purpose of conducting business outside Bermuda from a principal place in Bermuda. As a result, they are exempt from Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians, but they may not participate in certain business transactions, including:

i.

the acquisition or holding of land in Bermuda (except that required for their business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature;

ii.	the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the Minister of Finance;

iii.	the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities; or

iv.	the carrying on of business of any kind in Bermuda, except in furtherance of their business carried on outside Bermuda or under license granted by the Minister of Finance.

Compulsory Acquisition Rules

Pursuant to the Bermuda Act, where a scheme or contract involving the transfer of shares of a Bermuda company has been approved by the holders of 90% of the shares, the offeror can then give notice in the prescribed form to any dissenting shareholder(s) and, unless on an application made by the dissenting shareholder (within one month from the date on which the notice was given) the Bermuda Court thinks fit to order otherwise, the offeror shall be entitled and bound to acquire the holdings of the dissenting shareholder(s).

Pursuant to the Bermuda Act, a holder of 95% of the shares of a Bermuda company can, on giving notice to the minority shareholders, force them to sell their interest to such 95% holder provided that the terms offered are the same for all of the holders of the shares whereupon the acquiring shareholder is bound to acquire the outstanding shares on the terms set out in the notice. The 5% shareholders can apply to the Bermuda Court for an appraisal of their shares. Once notice has been given, the acquiring shareholder is bound to acquire the outstanding shares on the terms set out in the notice.

PROMOTER

Robert W. Allen may be considered to be a promoter of Continental Gold within the meaning of relevant Canadian securities legislation. As of the date hereof, Mr. Allen beneficially owns or exercises control or direction over 90,771,725 Continental Gold Shares, comprising 77.4% of all issued and outstanding Continental Gold Shares as of the date hereof. See "Part IV – Information Concerning Continental Gold - Principal Holders of Securities". Mr. Allen is a director of Continental Gold and has interests in certain material contracts with Continental Gold. See “Part IV – Information Concerning Continental Gold - Directors and Officers” and “Part IV – Information Concerning Continental Gold - Interest of Informed Persons in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Continental Gold is not a party to and none of its property is the subject of any legal proceedings as at the date of this Information Circular or from the date of incorporation, and Continental Gold knows of no such legal proceedings currently contemplated.

Continental Gold is not the subject of any penalties or sanctions imposed against it by a court relating to provincial and territorial securities legislation or by a securities regulatory authority as at the date of this Information Circular or from the date of incorporation. Continental Gold is not the subject of any other penalties or sanctions imposed by a court or regulatory body against it necessary for the Information Circular to contain full, true and plain disclosure of all material facts relating to the securities to be distributed. Continental Gold has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority as at the date of this Information Circular or from the date of incorporation.

CONFLICTS OF INTEREST

Certain directors and officers of Continental Gold may serve from time to time as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Continental Gold and their duties as a director, officer, promoter or member of management of such other companies. In accordance with the Bermuda Act, directors must keep the board of Continental Gold advised, on an ongoing basis, of any interest that could potentially conflict with those of Continental Gold. Continental Gold has also established protocols setting out:

  the structures and procedures which are in place to ensure that the consideration by the Board and management of Continental Gold’s business and the business of its subsidiaries is undertaken free from any actual, or the appearance of any, conflict of interest; and

  the requirement and process for each director to declare any interest he or she has in the matter being considered by the board of Continental Gold and appropriate measures to be taken upon that declaration.

Where the board of Continental Gold believes a significant conflict exists, the director concerned does not receive the relevant board of Continental Gold documentation and is not present at the Continental Gold board of directors meeting whilst the item is considered.

Other than as set out herein, to the best of its respective knowledge, Continental Gold is not aware of the existence of any existing or potential material conflicts of interest between Continental Gold and any of the individuals proposed for appointment as directors or officers of the Resulting Issuer upon completion of the Amalgamation, as of the date of this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described herein, Continental Gold is not aware of any material interest, direct or indirect, in any matter to be acted upon at the Continental Gold Meeting, by way of beneficial ownership of securities or otherwise, of any director or executive officer (or any associated or affiliate thereof) of Continental Gold.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Informed Person of Continental Gold, or any associate or affiliate of any of the foregoing person has any material interest, direct or indirect, in any transaction which has occurred since the incorporation of Continental Gold, or in any proposed transaction that has materially affected or would materially affect Continental Gold, except for the following, a number of which involved Grupo and/or Bulletco being entities controlled by Robert W. Allen, the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold and a proposed director of the Resulting Issuer (see “Part IV – Information Concerning Continental Gold - Directors and Officers” and “Part IV – Information Concerning Continental Gold - Promoter”):

(a)

Pursuat to the Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia dated December 20, 2007, between Continental Gold and Bulletco, Bulletco assigned to Continental Gold certain holdings of mineral rights in Colombia (see “Part IV – Information Concerning Continental Gold - Material Contracts – Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia”);

(b)

Pursuant to Continental Gold’s December 20, 2007 private placement, Bulletco provided a guarantee, on a good faith basis only, to provide an additional $5,120,000 equity investment in Continental Gold if Continental Gold was not listed on a recognized stock exchange by June 20, 2009 (subsequently amended to June 20, 2010). Pursuant to this guarantee Bulletco (through non-arm’s length entities Reindeer Capital Limited and Expert Funding Corporation) and Grupo as at December 31, 2008 have invested a total of $2,666,056 in Continental Gold pursuant to the Grupo Transactions and the Bulletco Transactions as described below. As consideration Continental Gold issued to Grupo and Bulletco an aggregate total of 7,332,400 Continental Gold Shares and 3,666,200 Continental Gold Warrants pursuant to these transactions (see “Part IV – Information Concerning Continental Gold – Prior Sales”). There is no time limit associated with the guarantee. Effective November 27, 2009, the subscribers of the December 20, 2007 private placement waived the Bulletco guarantee in consideration for the guarantee of the Continental Gold Convertible Debentures by Robert W. Allen;

(c)

During the period ended December 31, 2007, Bulletco provided Continental Gold with a $500,000 interest-free loan. The loan was used by Continental Gold to fund exploration costs on the mineral properties prior to the completion of the purchase of the mineral properties by Continental Gold. The loan was repaid by Continental Gold in January 2008. Continental Gold also agreed to reimburse Bulletco in the amount of $447,652 for certain expenditures Bulletco had made on the mineral properties during 2007. The reimbursement was made by Continental Gold in January 2008. The amounts owing were unsecured, non-interest bearing with no fixed terms of repayment;

(d)

Pursuant to certain transactions described under “Part IV – Information Concerning Continental Gold – Prior Sales”, the arm’s length investors and Bulletco were provided with a covenant that if Continental Gold was not listed on a recognized stock exchange by June 20, 2009 (subsequently amended to June 20, 2010), then the arm’s length investors and Bulletco would be issued a sufficient number of Continental Gold Shares for nominal consideration on a pro rata basis such that they would own 51% of the issued and oustanding Continental Gold Shares on a fully diluted basis. See “Part IV - Information Concerning Continental Gold – Risk Factors Relating to Continental Gold and the Resulting Issuer – Dilution from Financing Covenant”;

(e)

Pursuant to the Bullet Option Agreement dated January 16, 2008, between Bulletco and Continental Gold, Bulletco granted Continental Gold an option to acquire certain mineral rights in Colombia. See “Part IV – Information Concerning Continental Gold – Material Contracts –Bullet Option Agreement”;

(f)

Pursuant to the AngloGold Assignment Agreement, Robert W. Allen assigned to Continental Gold his rights, title and interest in the Head of Terms for the Newco Joint Venture Agreement dated October 4, 2006 between Robert W. Allen and AngloGold Ashanti Limited (see “Part IV – Information Concerning Continental Gold - Material Contracts – AngloGold Assignment Agreement”). Robert W. Allen is the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold (see “Part IV – Information Concerning Continental Gold - Directors and Officers” and “Part IV – Information Concerning Continental Gold - Promoter”);

(g)

Mr. Gary P. Barket, a director of Continental Gold, invoices Continental Gold for legal services on the same basis and at the same rate as would be payable if such services were provided by a third party, arm's length service provider. To date, Mr. Barket invoiced Continental Gold for legal services in the amount of $86,351 during the nine months ended September 30, 2009, $151,109 in the twelve months ended December 31, 2008 and $78,209 in the period ended December 31, 2007, at arm’s length rates (see “Part IV – Information Concerning Continental Gold – Directors and Officers”);

(h)

During the twelve months ended December 31, 2008, Continental Gold purchased drilling services from Perforaciones Nacionales S.A., an affiliate of Bulletco, at arm’s length rates at a cost of $250,276. During the nine months ended September 30, 2009, Continental Gold purchased drilling services from Terra Colombia S.A., an affiliate of Bulletco, at arm’s length rates at a cost of $800,413. Continental Gold also made advances to Terra Colombia S.A. for future drilling services at a cost of $714,377. These advances were recorded as prepaid drilling costs;

(i)

On December 31, 2008, Continental Gold completed the Grupo Transactions. First, Continental Gold purchased a mining plant and equipment from Grupo at a cost of $255,318. Continental Gold paid Grupo cash consideration of $44,504 and issued 5,798 Continental Gold Shares and 2,899 Continental Gold Warrants. Second, Continental Gold assigned accounts payable to Grupo in the amount of $363,074. As consideration for the assignment Continental Gold issued Grupo 9,986 Continental Gold Shares and 4,993 Continental Gold Warrants. See “Part IV – Information Concerning Continental Gold – Prior Sales”;

(j)

On December 31, 2008, Continental Gold completed the Bulletco Transactions. First, Continental Gold purchased mining equipment from and reimbursed the cost of tunneling on its Buriticá Project to Centena S.A., a corporation controlled by Bulletco, at a cost of $810,855 of which $104,852 was advanced in 2007. Second, during the twelve months ended December 31, 2008, Continental Gold received four loans from Bulletco for gross cash proceeds of $1,700,000. On December 31, 2008 the $1,700,000 principal amount of the loans plus $20,596 of accrued interest was converted into equity of Continental Gold pursuant to the issuance to Bulletco (allocated to non-arm’s length entities Reindeer Capital Limited and Expert Funding Corporation) of 4,732,220 Continental Gold Shares and 2,366,100 Continental Gold Warrants with a total deemed value of $1,720,596 in full and final settlement of the loans payable. See “Part IV – Information Concerning Continental Gold – Prior Sales”;

(k)

On January 9, 2009 Continental Gold advanced a loan to an affiliate of Bulletco in the amount of $212,790 for a term of ninety (90) days with interest at a rate of 5% per annum which was repaid in accordance with its terms. See “Part IV – Information Concerning Continental Gold – Indebtedness of Directors and Executive Officers”; and

(l)

During the nine months ended September 30, 2009 Continental Gold received non-arm’s length loans in the aggregate amount of $87,500 from Bulletco with fixed rates of interest equal to Libor plus 2% fixed on the drawdown date of each loan. Of these loans, a loan in the principal amount of $60,000 matured on July 30, 2009 and was repaid at that time. As at September 30, 2009 there was an outstanding loan balance of $27,500 which was subsequently repaid in accordance with its terms.

NON-ARM'S LENGTH PARTY TRANSACTIONS

Other than as disclosed in this Information Circular, in connection with any transaction completed within the previous two years prior to the date hereof, Continental Gold has not provided or proposed to provide any assets or services to or obtained or proposed to obtain any assets or services from any director or officer of Continental Gold, any principal securityholder disclosed elsewhere in this Information Circular, or any associates or affiliates of the foregoing.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Continental Gold are McGovern, Hurley, Cunningham, LLP, Chartered Accountants, at Suite 300, 2005 Sheppard Avenue East, Toronto, Ontario M2J 5B4. The registrar and transfer agent of Continental Gold is Olympia Transfer Services Inc. at Suite 920, 120 Adelaide Street West, Toronto, Ontario M5H 1T1.

MATERIAL CONTRACTS

The only material contracts entered into by Continental Gold, other than in the ordinary course of business, since the date of incorporation are as follows:

(a)

Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia dated December 20, 2007, between Continental Gold and Bulletco, whereby Bulletco assigned to Continental Gold certain holdings of mineral rights in Colombia (see “Material Contracts” – Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia”);

(b)

Consorcio Niverengo Joint Venture Consortium dated December 26, 2007, among Continental Gold, Exman Ltda., Julian Betancur Montoya, Arelis de Jesus Mejia Quiceno, Eucardo Antonio Mejia Ramirez and Robert Peter Shaw, respecting the exploration of minerals on certain concessions (see “Material Contracts – Consorcio Niverengo Joint Venture Consortium”);

(c)

Bullet Option Agreement dated January 16, 2008, between Bulletco and Continental Gold whereby Bulletco granted Continental Gold the option to acquire certain mineral rights in Colombia (see “Material Contracts – Bullet Option Agreement”);

(d)

Purchase Agreement dated May 30, 2008, between Continental Gold and Luis Fernando Palacio Castano pursuant to which Continental Gold has been conveyed a 150-hectare mining concession in the Buriticá Project area (see “Material Contracts – Buriticá Purchase Agreement”);

(e)

Assignment Agreement dated June 4, 2008, among Continental Gold, Robert W. Allen and AngloGold Ashanti Limited, whereby Robert W. Allen agreed to assign to Continental Gold his rights, title and interest in the Head of Terms for the Newco Joint Venture Agreement dated October 4, 2006, between Allen and AngloGold Ashanti Limited (see “Part IV – Information Concerning Continental Gold - Material Contracts – Assignment Agreement”);

(f)

Letter of Intent dated February 4, 2009, between Continental Gold and Juan Camilo Florez whereby Continental Gold sold a property located on its Zaragoza Project which has a history of small scale mining (see “Part IV – Information Concerning Continental Gold - Material Contract – Zaragoza Property Sale”);

(g)	the Escrow Agreement as described under, “Part IV – Information Concerning Continental Gold - Escrowed Securities”;

(h)	the management contracts as described under, “Part IV – Information Concerning Continental Gold – Executive Compensation – Employment Agreements”; and

(i)	the Pre-Amalgamation Agreement as described under, “Part II – Matters to be Acted Upon at the Meetings – The Amalgamation – The Pre-Amalgamation Agreement”.

Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia

Bulletco transferred and assigned to Continental Gold certain holdings of the mineral rights in Colombia over which it had direction and control (the “Colombia Projects Rights”) pursuant to the Agreement for Sale of Concession Contracts and Applications for Concession Contracts in Colombia between Bulletco and Continental Gold dated December 20, 2007 (the “Concession Sale Agreement”) with the result that Continental Gold assumed all of the obligations of each of the Colombia Projects Rights as of December 20, 2007. The value of the Colombia Project Rights was determined to be $25,995,091, and Continental Gold provided the following to Bulletco in consideration of the sale and assignment of the Colombia Projects Rights to Continental Gold:

(a)	issued to Bulletco 84,000,000 Continental Gold Shares at a deemed value of $0.2995 per share;

(b)

issued to Bulletco 3,000,000 units (the “Units”) at a deemed value of $0.3636 per Unit, each Unit consisting of one Continental Gold Share at a deemed value of $0.2995 per share and one-half of one Continental Gold Warrant at a deemed value of $0.0642 per one-half of a warrant or $0.1284 per whole warrant; and

(c)	reimbursed Bulletco in the amount of $447,652 for certain expenditures Bulletco had made on the mineral properties during 2007.

Bulletco agreed to hold the Colombia Projects Rights in trust for Continental Gold and acknowledged that neither it nor any third party has any beneficial interest in the Colombia Projects Rights, and agreed to execute such transfers, assignments and other documents required for the purpose of recording title to the Colombia Projects Rights in the name of Continental Gold. Pursuant to the Concession Sale Agreement, the completion of the assignment of legal ownership of the Colombia Projects Rights takes place progressively as the Colombia Projects Rights are assigned or granted and assigned. This process will not be delayed by the Amalgamation and substantially all of Bulletco is controlled by Robert W. Allen, the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold. See “Part IV – Information Concerning Continental Gold - Directors and Officers”, “Part IV –Information Concerning Continental Gold - Interests of Management and Others in Material Transactions” and “Part IV – Information Concerning Continental Gold - Promoter”.

Consorcio Niverengo Joint Venture Consortium

Continental Gold and the Consortium Parties formed a joint venture called the Consorcio Niverengo Joint Venture Consortium dated December 26, 2007 with respect to various contiguous concessions each of them have donated. The property owned by Continental Gold which is subject to the Consortium is the Anza Project which is one of the Colombia Projects. See “Part IV – Information Concerning Continental Gold - Properties of Continental Gold –Other Properties of Continental Gold – Anza Project”.

The objective of the Consortium is for the parties to explore and develop precious and base metals on the Consortium property. Non-metallic materials such as gypsum, limestone and talc are specifically excluded from the Consortium property.

Continental Gold has a 25% interest in the Consortium. The Consortium is in effect until December 26, 2010, and may be extend for one year if the parties so agree. All decisions are made on the basis of ownership interest. Decisions with respect to general management matters are made upon a majority of the ownership interests being in favour. Decisions with respect to option and joint venture arrangements and any change in the business strategy of the Consortium are made upon at least 78% of the ownership interests being in favour. Assignment of any interest in the Consortium or any amendment to the Consortium agreement is made upon at least 90% of the ownership interests being in favour. The Consortium has a three person management committee on which Continental Gold has one nominee. Disputes, if any, are settled by way of arbitration.

At this time Continental Gold is satisfied with Consortium arrangement and would renew the Consortium arrangement. If the Consortium is ever abandoned, the Anza Project would be returned to Continental Gold.

Bullet Option Agreement

Bulletco controls or is the beneficiary of mineral rights in Colombia (collectively, the “Mineral Rights”) some of which are registered in the mining registry (“Current Mineral Rights”), others for which registration is pending (“Beneficial Mineral Rights”) and the remainder which are applications for mineral rights presented before the competent authority which are currently being processed (“After Acquired Mineral Rights”). These properties are described under “Part IV – Information Concerning Continental Gold - Properties – The Colombia Projects – Bullet Option Agreement Properties”.

Continental Gold has an option to acquire the Mineral Rights from Bulletco pursuant to the Bullet Option Agreement between Continental Gold and Bulletco dated January 16, 2008. Bulletco is controlled by Robert W. Allen, the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold. See “Part IV – Information Concerning Continental Gold - Directors and Officers”, “Part IV – Information Concerning Continental Gold - Interests of Management and Others in Material Transactions” and “Part IV – Information Concerning Continental Gold - Promoter”. The following is a summary of the Bullet Option Agreement:

(a)

the Option Agreement is in effect until September 7, 2012, and, for this purpose, After Acquired Mineral Rights as defined above include any further applications made for mineral rights by Bulletco until September 7, 2012;

(b)

the purchase price for Mineral Rights acquired under the Option Agreement is based on market value as negotiated by the parties, or as determined by an independent mutually acceptable expert whose opinion shall be binding, pursuant to the following formula:

	(i)	25% of the market value plus all other expenses incurred by Bulletco in respect of Current Mineral Rights and Beneficial Mineral Rights; and

	(ii)	100% of the market value in respect of After Acquired Mineral Rights;

(c)

the purchase price for Mineral Rights acquired under the Bullet Option Agreement may be paid in cash or Continental Gold Shares as Continental Gold may elect in its sole discretion, subject to regulatory approval, and such shares shall be valued on the basis of a twenty day weighted average trading price formula;

(d)

if the Mineral Rights acquired under the Bullet Option Agreement are subject to a joint venture with a third party, Bulletco is entitled to 25% of the benefits derived by Continental Gold from such joint venture for the duration of the joint venture;

(e)

if Continental Gold elects to acquire Mineral Rights under the Bullet Option Agreement but does not complete such acquisition, such Mineral Rights are no longer subject to the Bullet Option Agreement and may not be acquired by Continental Gold in the future;

(f)

Bulletco retains the right to explore, exploit, recover and commercialize non-metallic minerals that may occur in the Mineral Rights, with the result that Continental Gold has no right to non-metallic minerals and should non-metallic minerals be found on any property acquired by Continental Gold pursuant to the Bullet Option Agreement, or in another property owned by Continental Gold within three km from each point on the outermost boundaries of such Mineral Rights, then the rights to non-metallic minerals on all such Mineral Rights and mineral properties shall be re- conveyed to Bulletco for no further consideration; and

(g)

if within twelve months of acquisition under the Bullet Option Agreement Continental Gold does not explore or develop, or chooses to relinquish its interest in such Mineral Rights, then such Mineral Rights shall be re-conveyed to Bulletco for no further consideration.

Buriticá Purchase Agreement

Continental Gold has acquired Mineral Concession No. 7495 from Luis Fernando Palacio Castano pursuant to the Buriticá Purchase Agreement between Continental Gold and Mr. Castano dated May 30, 2008. Mineral Concession No. 7495 is part of Continental Gold’s Buriticá Project. All of the other concessions which comprise the Buriticá Project are 100% beneficially owned by Continental Gold. See “Part IV – Information Concerning Continental Gold - Properties – The Colombia Projects – Material Properties of Continental Gold – The Buriticá Project”. The following is a summary of the Buriticá Purchase Agreement:

(a)

the total purchase price is U.S. $1,900,000 with U.S. $100,000 payable on execution (paid in full on May 30, 2008), U.S. $200,000 due on the first anniversary (which has been paid in full), U.S. $500,000 due on the second anniversary and U.S. $1,100,000 due on the third anniversary;

(b)

the purchase price payable on the first, second and third anniversaries may be made in an equivalent value of Continental Gold Shares after such shares are listed on a stock exchange upon notice within twenty days of the payment due date with the value of the shares equal to the average value of the shares in the fifteen days prior to the date of the notice; and

(c)	Continental Gold may accelerate the payments at any time.

AngloGold Assignment Agreement

Pursuant to the AngloGold Assignment Agreement between Continental Gold, Robert W. Allen and AngloGold Ashanti Limited dated June 4, 2008, Robert W. Allen agreed to assign his rights, title and interest in the “Head of Terms for the Newco Joint Venture Agreement” between AngloGold Ashanti Limited and Robert W. Allen dated October 4, 2006 (the “AngloGold Joint Venture”) to Continental Gold. Robert W. Allen is the Chairman, President, Chief Executive Officer, a director and the promoter of Continental Gold. See “Part IV – Information Concerning Continental Gold - Directors and Officers”, “Part IV – Information Concerning Continental Gold - Interests of Management and Others in Material Transactions” and “Part IV – Information Concerning Continental Gold -Promoter”. The terms of the AngloGold Joint Venture and the AngloGold Assignment Agreement are described below.

AngloGold Joint Venture

AngloGold Ashanti Limited and Robert W. Allen entered into the AngloGold Joint Venture on October 4, 2006 to explore and develop certain mineral rights which were owned by Robert W. Allen as follows: (a) the Dojura Project; (b) the Cerro Negro/Dominical Project (herein known as the, “Dominical Project”); and (c) the Paramo de Frontino Project, together with all areas within 2 km from the boundaries of these projects (collectively the “Projects”).

Pursuant to the AngloGold Joint Venture, AngloGold Ashanti Limited has agreed to pay Robert W. Allen an amount of $50,000 (“Initial Due Diligence Payment”) and amounts of $20,000 over 30 day periods for a total of $100,000 (the “Additional Due Diligence Payments”) in exchange for which Robert W. Allen has granted AngloGold Ashanti Limited the exclusive right for a period of six months (the “Due Diligence Period”), at AngloGold Ashanti Limited’s cost including costs to maintain the mining interests in good standing, to review the Projects and make a determination as to which of the Projects (the “Selected Projects”) shall be encompassed by the Business Relationship (as defined below) as between AngloGold and Robert W. Allen. At the end of the Due Diligence Period and after the aforementioned payments have been received by Robert W. Allen, AngloGold Ashanti Limited shall have the right to earn up to a 51% interest in the AngloGold Joint Venture by:

(i)	upon the expiration of the Due Diligence Period, paying Robert W. Allen $100,000 for each of the Selected Projects in which AngloGold Ashanti Limited wishes to earn a 51% interest;

(ii)

during the 12-month period following the Due Diligence Period, spending $450,000 in exploration expenses on each of the Selected Projects in which AngloGold Ashanti Limited wishes to earn up to a 51% interest;

(iii)

at the end of the 12-month period from the end of the Due Diligence Period, paying Robert W. Allen the amount of $150,000 for each of the Selected Projects in which AngloGold Ashanti Limited wishes to earn up to a 51% interest;

(iv)

during the 13 to 24 month period following the end of the Due Diligence Period, spending $750,000 in exploration expenses on each of the Selected Projects in which AngloGold Ashanti Limited wishes to earn up to a 51% interest;

(v)

at the end of the 24-month period following the end of the Due Diligence Period paying Robert W. Allen the amount of $250,000 for each of the Selected Projects in which AngloGold Ashanti Limited wishes to earn up to a 51% interest;

(vi)

during the 25 to 36 month period following the end of the Due Diligence Period, spending $1,000,000 in exploration expenses on each of the Selected Projects in which AngloGold Ashanti Limited wishes to earn up to a 51% interest;

(vii)

at the end of the 36-month period following the end of the Due Diligence Period, pay Robert W. Allen the amount of $500,000 for each of the Selected Projects in which AngloGold Ashanti Limited wishes to earn up to a 51% interest; and

(viii)

fulfill the payment of the exploration expenses through an AngloGold Ashanti Limited nominee, Sociedad Kedahda S.A. (“Kedahda”), and exploration expenses exceeding the amounts required shall carryforward to the next 12-month period,

(collectively, the “51% Payments”).

The Anglo-Gold Joint Venture further provides that after the 36-month period following the Due Diligence Period and during the following 36-month period or until such time as a feasibility study is completed to the satisfaction of AngloGold Ashanti Limited whichever occurs first (the “Post-Three Year Period”), AngloGold Ashanti Limited shall have the right to earn an additional 24% interest in the AngloGold Joint Venture for a total 75% interest by making payments to Robert W. Allen in the amounts of $200,000 for each of the Selected Projects as follows:

(i)	at the end of the 42-month period following the Due Diligence Period;

(ii)	at the end of the 48-month period following the Due Diligence Period;

(iii)	at the end of the 54-month period following the Due Diligence Period;

(iv)	at the end of the 60-month period following the Due Diligence Period;

(v)	at the end of the 66-month period following the end of the Due Diligence Period; and

(vi)	at the end of 72 months following the Due Diligence Period.

(collectively, the “Post-Three Year Period Payments”).

At the end of the Post-Three Year Period and after the Post-Three Year Period Payments have been made, AngloGold Ashanti Limited shall make a payment to Robert W. Allen in the amount of $2,500,000 (the “75% Payment”) for each of the Selected Projects.

Prior to or through the end of the Due Diligence Period and after the Initial Due Diligence Payment and the Additional Due Diligence Payments have been made, AngloGold Ashanti Limited has the right to establish a business relationship (the “Business Relationship”) with Robert W. Allen. The terms of the Business Relationship will be that AngloGold Ashanti Limited, or a related affiliate entity (the “AngloGold Entity”) shall establish an offshore company in a jurisdiction determined by AngloGold Ashanti Limited (the “Off-Shore Company”) in which the AngloGold Entity has the right to ultimately own a 75% ownership interest in the Projects and Robert W. Allen shall have a 25% ownership interest. A shareholders’ agreement will be entered into between AngloGold Ashanti Limited and Robert W. Allen.

The AngloGold Entity shall establish in Colombia, a branch of the Off-Shore Company (the “Branch”). The Branch shall be the holder of the mineral interests and the legal representative of the Branch shall be appointed by the AngloGold Entity.

The Branch shall enter into a contract with Kedahda to carry out the development and exploration work for the Projects. Kedahda shall be the operator in charge of the entire program and provide the AngloGold Entity and Robert W. Allen with semi-annual reports.

The shares in the Offshore Company shall be delivered to the AngloGold Entity and Robert W. Allen upon the payments being made by AngloGold Ashanti Limited to earn the 51% interest and subsequently upon the payments being made by AngloGold Ashanti Limited to earn the additional 24% interest, if applicable, resulting in the AngloGold Entity owning up to a 75% interest and Robert W. Allen owning a 25% interest in the Off-Shore Company.

In the event that AngloGold does not elect to exercise its option to earn an additional 24% interest in the Off-Shore Company, the parties agree that Kedahda shall continue to act as the operator.

Upon the AngloGold Entity earning a 75% interest in the Off-Shore Company, both Robert W. Allen and AngloGold Ashanti Limited shall contribute its share of the approved expenditures in proportion to their respective ownership interest.

Upon the AngloGold Entity acquiring its 75% interest, Robert W. Allen may choose to sell his 25% interest in the Off-Shore Company, at the fair market value, to the AngloGold Entity or to a third party.

AngloGold Assignment Agreement

Pursuant to the AngloGold Assignment Agreement, in consideration for the retention by Robert W. Allen of 25% of the cash payments made by AngloGold Ashanti Limited pursuant to the AngloGold Joint Venture on or after September 7, 2007, Robert W. Allen assigned all of his rights, title and interest in the AngloGold Joint Venture to Continental Gold. Continental Gold agreed to assume all obligations of Robert W. Allen under the AngloGold Joint Venture.

The AngloGold Assignment Agreement confirms that AngloGold has paid the Initial Due Diligence Payment and the Additional Due Diligence Payments to Robert W. Allen and that AngloGold Ashanti Limited has selected the Dominical Project and the Dojura Project as the Selected Projects.

The Assignment further acknowledges that work has been halted on the Dojura Project because of security reasons and both parties have agreed that the obligations of AngloGold Ashanti Limited for the Dojura Project pursuant to the AngloGold Joint Venture are currently suspended on a force majeure basis until the parties agree that it is suitable for work thereon to resume (the “Dojura Project Resumption Date”) except that (a) AngloGold Ashanti Limited has paid and shall continue to pay any payments required to keep the Dojura Project in good standing, and (b) in reference to the 51% Payments with respect to the Dojura Project, no payments have been made to date and it has been agreed that the Dojura Project Resumption Date shall be deemed to be the date on which the Due Diligence Period expired for purposes of determining when the 51% Payments are due.

With respect to the Dominical Project, the Due Diligence Period ended on April 4, 2007, and AngloGold Ashanti Limited has made, completed or determined the following:

(i)	all rental, maintenance and other payments required to keep the Dominical Project in good standing have been made;

(ii)	51% Payments have been made as follows:

	a)	a cash payment to Robert W. Allen in the amount of $100,000 on April 4, 2007;

	b)	exploration expenditures of $483,700 were incurred during the twelve month period ended April 4, 2008 (the minimum obligation was $450,000);

c)

cash payment to Robert W. Allen of $150,000 (which amount has been reimbursed to Continental Gold as a result of the assignment) of which 25% or $37,500 has been paid to Robert W. Allen pursuant to the terms of the Assignment;

d)

a cash payment to Robert W. Allen of $250,000 (which amount has been reimbursed to Continental Gold as a result of the assignment) of which 25% or $62,500 has been paid to Robert W. Allen pursuant to the terms of the Assignment; and

e)

exploration expenditures of $407,498 were incurred during the twelve month period ended April 4, 2009 (the minimum obligation was $750,000 representing a shortfall of $342,502 and Continental Gold, Robert W. Allen and AngloGold Ashanti Limited entered into an agreement to add this amount to the minimum exploration expenditure of $1,000,000 for the twelve months ended April 4, 2010 such that the amended minimum exploration expenditure for the twelve months ended April 4, 2010 is $1,342,502).

(iii)	AngloGold has not determined to establish a Business Relationship with respect to the Dominical Project to date; and

(iv)	title to the Dojura Project and the Dominical Project have been assigned by Robert W. Allen to Continental Gold and AngloGold Ashanti Limited has consented thereto.

Zaragoza Sale Agreement

Pursuant to a letter of intent dated February 4, 2009, between Continental Gold and Juan Camilo Florez, Continental Gold sold a property located on its Zaragoza Project which has a history of small scale mining for aggregate proceeds of $1,500,000. Continental Gold has received a down payment of $100,000 and will receive on an annual basis the greater of 15% of annual sales from the mine or a minimum payment of $200,000, to an aggregate maximum of $1,400,000. This property sale was undertaken to rationalize Continental Gold’s holding on the Zaragoza Project and the sale of the property does not hinder the exploration targets which have been the focus for Continental Gold on the Zaragoza Project.

Copies of all material contracts may be inspected during distribution of securities being offered under this Information Circular at the office of the legal counsel of Continental Gold at Suite 2500, 120 Adelaide Street West, Toronto, Ontario M5H 1T1 during normal business hours and for 30 days thereafter.

EXPERTS AND INTERESTS OF EXPERTS

Certain legal matters relating to the securities offered hereby will be passed upon on behalf of Continental Gold by Peterson Law Professional Corporation, Barristers & Solicitors, Toronto, Ontario. The foregoing professional firm, its partners, employees and associates, as a group, own beneficially, directly or indirectly, less than one percent of the securities of Continental Gold.

McGovern, Hurley, Cunningham, LLP, Chartered Accountants (the auditors of Continental Gold) prepared an auditors’ report to the directors of Continental Gold on the balance sheet of Continental Gold as of December 31, 2007 and December 31, 2008, and the statements of operations and deficit and cash flows for the period from the date of incorporation (April 26, 2007) to December 31, 2007, and for the twelve months ended December 31, 2008. McGovern, Hurley, Cunningham, LLP, Chartered Accountants is independent of Continental Gold with the meaning of applicable policies. The partners and employees of McGovern, Hurley, Cunningham, LLP, Chartered Accountants do not own any securities of Continental Gold.

Technical information concerning the Buriticá Project is based on the Snowden Buriticá Report which provides an independent technical review of this project. The Snowden Buriticá Report was prepared by Mr. C.J. Bargmann, C. Geol., and EurGeol Dr. S.C. Dominy, C. Geol., Principal Consultants at Snowden Mining Industry Consultants Limited. Mr. Bargmann and Dr. Dominy are a “Qualified Persons” as such term is defined in NI 43-101. Snowden Mining Industry Consultants Limited and Mr. Bargmann and Dr. Dominy are independent of Continental Gold within the meaning of NI 43-101. Mr. Bargmann and Dr. Dominy, and the directors, officers and employees of Snowden Mining Industry Consultants Limited, do not own any securities of Continental Gold.

OTHER MATERIAL FACTS

Other than as set forth below and as disclosed elsewhere in this Information Circular regarding Continental Gold, there are no material facts about the Amalgamation that are necessary to be disclosed in order for this Information Circular to contain full, true and plain disclosure of all material facts relating to Continental Gold and the Amalgamation.

APPROVALS

The contents and the sending of this Information Circular have been approved by the board of directors of Cronus Resources and the board of directors of Continental Gold.

PART V – INFORMATION CONCERNING THE RESULTING ISSUER

CORPORATE HISTORY OF THE RESULTING ISSUER

Name and Incorporation

The Resulting Issuer will be the entity resulting from the amalgamation of Cronus Resources and Continental Gold and will be named "Continental Gold Limited". The registered office of Amalco will be located at Milner House, 18 Parliament Street, Hamilton HM FX, Bermuda. The principal office of Amalco will be located at Carrera 32 No 12A-11, Medellín, Colombia. The Bermuda Act will govern the Resulting Issuer.

Intercorporate Relationships

The Resulting Issuer will have no subsidiaries. Amalco will operate as a branch pursuant to the laws of Colombia effective May 23, 2007, and will continue to carry on business in Colombia under the name, “CG de Colombia”.

DESCRIPTION OF THE BUSINESS

Stated Business Objectives

Following the completion of the Amalgamation, the Resulting Issuer will carry on the business currently carried on by Continental Gold, being mineral exploration in Colombia, South America. Its objective will be to locate and develop properties of merit. The Resulting Issuer will hold the rights to explore and develop nine precious and base metal properties in Colombia totalling approximately 200,000 hectares which are currently held by Continental Gold. See “Part IV – Information Concerning Continental Gold – Description of the Business”.

Milestones

Using the net proceeds from the Continental Gold Financing, over the next 18 months the Resulting Issuer plans to complete a program of mineral exploration as described under “Part IV - Information Concerning Continental Gold – Properties – The Colombia Projects – Material Property of Continental Gold – Buriticá Project – Exploration and Development”.

Exploration and Development

Following the completion of the Amalgamation, Amalco’s material property will be the Buriticá Project. The Snowden Buriticá Report recommends a $7,689,740 exploration program on the Buriticá Project. The detailed breakdown of the costs of the exploration program are as set forth above in the section entitled “Part IV -Information Concerning Continental Gold – Properties – The Colombia Projects – Material Property of Continental Gold – Buriticá Project – Exploration and Development”. None of the Colombia Projects has known reserves or resources and the proposed program is an exploratory search for commercial quantities of gold and silver. See “Part IV – Information Concerning Continental Gold – Risk Factors”.

DESCRIPTION OF SECURITIES

The authorized capital of Amalco will consist of Amalco Shares and preference shares issuable in series.

Amalco Shares

Amalco will be authorized to issue up to 500,000,000 common shares with a par value of $0.0001 per share. The holders of Amalco Shares will be entitled to receive notice of and attend all meetings of the shareholders of Amalco and will be entitled to one vote in respect of each Amalco Share held at such meetings. Upon any liquidation, dissolution or winding-up of Amalco, the holders of Amalco Shares will be entitled, subject to the rights of holders of any class of shares rating senior to the Amalco Shares in respect of any liquidation, dissolution or winding-up of Amalco, to share rateably in the remaining assets of Amalco.

Upon giving effect to the Amalgamation, and assuming no further issues of Cronus Resources Shares or Continental Gold Shares, upon completion of the Amalgamation, the Resulting Issuer will have 71,166,610 Amalco Shares issued and outstanding, 21,320,003 Amalco Warrants issued and outstanding, 2,513,607 Amalco Stock Options issued and outstanding and 1,341,667 Amalco Financing Compensation Options issued and outstanding. The current Shareholders of Cronus Resources and Continental Gold Shares would hold approximately 9.1% and 61.1% of the Amalco Shares, respectively, and the holders of the Continental Gold Debentures and the Continental Gold Special Warrants shall hold, 2.8% and 27.0% of the Amalco Shares, respectively.

Amalco Preference Shares

Amalco will be authorized to issue up to 100,000,000 preference shares with a par value of $0.0001. The preference shares will be issuable in one or more series. Before the issue of the first shares of any series of preference shares, Amalco’s board of directors will fix the number of shares within such series and determine the designation, rights, privileges, restrictions and conditions attaching to each such series, including the rate, amount or method of calculation of dividends, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund, and file articles of amendment containing a description of such series. As a class, the preference shares will have priority over the Amalco Shares and over any other shares of Amalco ranking junior to the preference shares with respect to priority in the payment of dividends and the distribution of assets among Amalco’s shareholders.

Upon giving effect to the Amalgamation, there will be no preference shares outstanding.

PRO FORMA CONSOLIDATED CAPITALIZATION

Pro-forma Capitalization

The following table sets forth the pro-forma capitalization of the Resulting Issuer based on the pro forma financial statements set forth in Schedule “F” to this Information Circular and should be read in conjunction with such pro forma financial statements and the notes thereto:

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as at December 31, 2009 After Giving Effect to the Amalgamation (1)
Amalco Shares	500,000,000	$57,246,948 (71,166,610 Amalco Shares)
Amalco Warrants	21,320,003	$nil (21,320,003 Amalco Warrants)
Amalco Options	N/A	$nil (2,513,607 Amalco Stock Options)
Amalco Financing Compensation Options	1,341,667	$nil (1,341,667 Amalco Financing Compensation Options)
Deficit		$4,916,649

Note:

(1)	Share capitalization data includes contributed surplus balance.
(2)	Of the Amalco Shares to be issued, a total of 35,097,441 Amalco Shares will be subject to escrow as described under “Part V – Information Concerning the Resulting Issuer – Escrowed Securities”.

Fully Diluted Share Capital

In addition to the information set out in the Capitalization table above, the following table sets out the fully diluted share capital of the Resulting Issuer immediately following completion of all of the transactions contemplated herein.

	Number of Amalco Shares(1)	Percentage of Total
Amalco Shares issuable to Cronus Resources Shareholders in connection with the Amalgamation	6,499,998 Amalco Shares	6.7%
Amalco Shares issuable to Continental Gold Shareholders in connection with the Amalgamation	43,499,945 Amalco Shares	44.8%
Amalco Shares issuable to holders of Continental Gold Convertible Debentures	2,000,000 Amalco Shares	2.1%
Amalco Shares issuable to holders of Continental Gold Financing Subscription Receipts	19,166,667 Amalco Shares	19.7%
Securities Reserved by Amalco for future issue as at December 31, 2009 (2)	23,332,504 Amalco Shares	24.1%
Amalco Options reserved under the Stock Option Plan	2,513,607 Amalco Options	2.6%
TOTAL	97,012,721 Amalco Shares	100%

Notes:

(1)	Assuming completion of the Amalgamation.
(2)

The 23,332,504 Amalco Shares are reserved for issue pursuant to the terms of 21,320,003 Amalco Warrants, and the Amalco Financing Compensation Option to acquire 1,341,667 Amalco Shares and 670,834 Amalco Financing Warrants.

SELECTED PRO FORMA FINANCIAL INFORMATION

The pro-forma consolidated financial statements of Amalco are attached as Schedule “F” to this Information Circular. The pro-forma consolidated statement of operations, comprehensive loss and deficit for the nine months ended September 30, 2009 and the twelve months ended December 31, 2008, and the pro-forma consolidated balance sheet as at September 30, 2009 have been prepared from the financial statements of Cronus Resources (see Schedule "D") and the financial statements of Continental Gold (see Schedule “E”). The pro-forma consolidated financial statements give effect to the proposed Amalgamation and to certain other transactions which are proposed or have occurred since September 30, 2009, as described below and in the notes to the pro-forma consolidated financial statements (Schedule “F”). The pro-forma consolidated financial statements and the notes thereto should be read in conjunction with the financial statements of Cronus Resources and Continental Gold, including the notes thereto, included at Schedules "D" and "E", respectively.

Pro-Forma Balance Sheet Data as at September 30, 2009

September 30, 2009 ($)
Current Assets	28,102,877
Current Liabilities	1,468,309
Working Capital	26,634,568
Total Assets	74,540,668
Shareholders` Equity	60,701,859

Statement of Loss and Comprehensive Loss – Nine Months Ended September 30, 2009 (unaudited), Twelve Months Ended December 31, 2008 (audited)

	Nine Months Ended September 30, 2009 ($)	Twelve Months Ended December 31, 2008 ($)
Expenses	2,631,834	3,026,552
Net (Loss)	(2,631,834)	(2,461,052)
Net (Loss) (Per Common Share)	(0.04)	(0.04)
Net (Loss) (Per Common Share, Fully Diluted)	(0.04)	(0.04)

Notes:

Net loss per share on a fully diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti- dilutive. All per share amounts have been retroactively restated to reflect the share changes that have taken place during the year.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Available Funds

The estimated minimum working capital (total current assets less total current liabilities) available to the Resulting Issuer, and the amounts and sources of other funds that will be available to the Resulting Issuer upon completion of the Amalgamation are as follows:

1.

Effective as at September 30, 2009, after giving effect to the Amalgamation, the estimated pro-forma working capital of the Resulting Issuer is approximately $26,634,568, which assumes completion of the Continental Gold Financing and conversion of the Continental Gold Debentures. See “Part V – Information Concerning the Resulting Issuer – Selected Pro Forma Financial Information”;

2.

As at the December 31, 2009, the estimated pro-forma working capital of the Resulting Issuer is approximately $25.3 million, which assumes completion of the Continental Gold Financing, conversion of the Continental Gold Debentures, and expenditures on mineral exploration activities and administration costs of approximately $1.3 million incurred during the period from October 1, 2009 to December 31, 2009; and

3.

As at the March 31, 2010, being the estimate of the Effective Date, the estimated pro-forma working capital of the Resulting Issuer is approximately $24.0 million, which assumes completion of the Continental Gold Financing, conversion of the Continental Gold Debentures, and expenditures on mineral exploration activities and administration costs of approximately $1.3 million incurred during the period from December 31, 2009 to March 31, 2010.

Principal Purposes

The following budgeted amounts are estimates of the principal purposes to which the estimated pro-forma working capital of the Resulting Issuer will be applied.

Principal Purpose	Budgeted Amount ($)
Exploration budget (for the 18 month period subsequent to completion of the Amalgamation)(includes recommended program of $7,689,740 on the Buriticá Project)	10,300,000
Administrative Expenses (for the 18 month period subsequent to completion of the Amalgamation)	4,500,000
Unallocated working capital (for the 18 month period subsequent to completion of the Amalgamation)	9,200,000
Total	$24,000,000

The Resulting Issuer will spend the funds available to it after completion of the Amalgamation to carry out its business plan. See "Part IV – Information Concerning Continental Gold – Properties – The Colombia Projects". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. Working capital available to fund the ongoing operations of the Resulting Issuer will be sufficient to meet its administration costs for 18 months following Closing.

Administration Costs

It is estimated that the monthly administration costs of the Resulting Issuer over the next 18 months will be approximately $250,000 per month and total administration costs over the period will be approximately $4.5 million. Variations in the monthly amounts during this period are anticipated, primarily associated with the timing of the audit of the Resulting Issuer for its financial year which ends on December 31, timing of the next annual general meeting of the Resulting Issuer's shareholders and with fluctuations in the amounts of legal and travel expenses that normally occur in companies with similar characteristics to the Resulting Issuer.

The following is a breakdown of monthly and yearly administration costs prepared on an accrual basis, effective as at March 31, 2010:

	Monthly ($)	Yearly ($)
Personnel	161,111	2,900,000
Professional fees	8,333	150,000
Investor Relations	5,556	100,000
Travel expenses	5,556	100,000
Director’s compensation	7,500	135,000
Office and miscellaneous	61,944	1,115,000
	$250,000	$4,500,000

The above-noted administration costs do not include the costs associated with the Amalgamation, which are estimated to total $275,000 for accounting, legal, printing, mailing and related out-of-pocket costs.

Dividends

There will be no restrictions on Amalco’s ability to pay dividends on the Amalco Shares other than Amalco’s financial position. It is expected that Amalco will retain future profits to finance further growth and that Amalco will not pay dividends in the near future. However, Amalco may consider paying dividends on the Amalco Shares in the future when circumstances permit, having regard to, among other things, its earnings, cash flow and financial requirements, as well as relevant legal and business considerations. All of the Amalco Shares are entitled to an equal share in any dividends declared and paid.

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and senior officers of Continental Gold and Cronus Resources, the following are the only shareholders who will own, of record or beneficially, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all of the outstanding Amalco Shares following completion of the Amalgamation:

Name of Shareholder & Municipality of Residence	Type of Ownership	Number of Amalco Shares Held	Percentage of Outstanding Amalco Shares(1)
Robert W. Allen Medellin, Colombia	Indirect	33,799,876 Amalco Shares (2) (3)	47.3%

Notes:

(1)	Based on 71,166,610 issued and outstanding Amalco Shares.

(2)

The 33,799,876 Amalco Shares noted above are beneficially held by the following companies controlled by Robert W. Allen: Bullet Holding Corporation (27,952,649 Amalco Shares); Coastal Financing Corp. (3,707,411 Amalco Shares); Reindeer Capital Limited (1,817,864 Amalco Shares); and Grupo (321,952 Amalco Shares).

(3)

On a fully diluted basis there are 97,012,721 Amalco Shares issued and outstanding and, accordingly, on a fully diluted basis Robert W. Allen would beneficially own and control 34,959,984 Amalco Shares representing 36.0% of the issued and outstanding Amalco Shares.

DIRECTORS, OFFICERS AND PROMOTERS

Summary Information on Proposed Directors and Officers

The following are the names and municipalities of residence of those individuals who will serve as directors and officers of the Resulting Issuer, their positions and offices with the Resulting Issuer, their principal occupations during the last five years, the number of Amalco Shares that each will hold upon completion of the Amalgamation and the percentage of the class that such holdings represent. The information concerning the initial directors of Amalco is as furnished by such directors.

Name, Age, Municipality of Residence and Position with the Resulting Issuer	Principal Occupation During Preceding Five Years	Periods during which proposed director/officer has served as a director/officer	Proposed Position with Resulting Issuer	Number of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned	Percent of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned
Robert W. Allen, 64, Medellín, Colombia	Chairman and director of Grupo since 1994.	Of Continental Gold, since September 2007	Chairman & Director	33,799,876(1)	47.3%

Name, Age, Municipality of Residence and Position with the Resulting Issuer	Principal Occupation During Preceding Five Years	Periods during which proposed director/officer has served as a director/officer	Proposed Position with Resulting Issuer	Number of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned	Percent of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned
Ari B. Sussman, 36, Toronto, Ontario	President of Cronus Resources Ltd. since July 2005; Chairman and Chief Executive Officer of Colossus Minerals Inc. since February 2006 (date of incorporation); Senior Vice President of Titanium Corporation (date of incorporation) between January 2003 and February 2004	Of Cronus Resources, since February 2006	President, Chief Executive Officer & Director	730,219	1.0%
Peter B. Bolt, 50, Medellín, Colombia	Vice-President of Operations of Continental Gold since September 2007. Chairman, a director and Technical Director of Cambridge Mineral Resources Plc from 2002 to 2007. Chairman, a director and Technical Director of Hereward Ventures Plc from 2002 to 2005.	Of Continental Gold, since September 2007	Vice-President Operations	33,333	0.04%

Name, Age, Municipality of Residence and Position with the Resulting Issuer	Principal Occupation During Preceding Five Years	Periods during which proposed director/officer has served as a director/officer	Proposed Position with Resulting Issuer	Number of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned	Percent of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned
Donald H. Christie, 55, Toronto, Ontario	Chief Financial Officer of Continental Gold since February 2008. Director and Chairman of the Audit Committee of San Anton Resource Corporation from 2006 to present. Director and Chief Financial Officer of Alpha One Corporation from 2004 to present. Founding partner of Ollerhead Christie & Company from 2000 to present.	Of Continental Gold, since February 2008	Chief Financial Officer	152,068	0.2%
Stuart A. Moller, 57, Nevada, USA	Vice-President of Exploration of Continental Gold since January 2007. Vice-President of Exploration of Pan American Silver Corp. from 1997 to 2006, and consultant to Bulletco from January 2007 to September 2007.	Of Continental Gold, since September 2007	Vice-President Exploration	Nil	Nil%

Name, Age, Municipality of Residence and Position with the Resulting Issuer	Principal Occupation During Preceding Five Years	Periods during which proposed director/officer has served as a director/officer	Proposed Position with Resulting Issuer	Number of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned	Percent of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned
Gustavo J. Koch, 45, Santa Fe, Argentina	General Counsel and a director of Continental Gold since September 2007. Operating Manager since 2002 and Colombian Division Officer from 1997 to 2002 for Gold Bullet Group International Mineral Exploration Company.	Of Continental Gold, since September 2007	Corporate Secretary	315,278(2)	0.4%
James S. Felton (3)(4)(5), 34, Medellín, Colombia	Self-employed business consultant.	Of Continental Gold, since April 2008	Director	Nil	Nil%
Jaime I. Gutiérrez (3)(4)(5), 47, Medellín, Colombia	General Manager of CIIGSA since May 2004. Manager of CI Trade S.A. from 1997 to 2004.	Of Continental Gold, since September 2007	Director	66,667	0.1%

Name, Age, Municipality of Residence and Position with the Resulting Issuer	Principal Occupation During Preceding Five Years	Periods during which proposed director/officer has served as a director/officer	Proposed Position with Resulting Issuer	Number of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned	Percent of securities of each class of voting securities of the Resulting Issuer proposed to be beneficially owned
Patrick F.N. Anderson(3)(4)(5), 41, Vancouver, British Columbia	Geological Consultant & Corporate Director. President, Chief Executive Officer and director of Aurelian Resources Inc. from 2003 to 2008; director of Colossus Minerals Inc. (2008 to present), Malbex Resources Inc. (2009 to present), Noront Resources Ltd. (2008 to present) and U3O8 Corp Inc. (2006 to present).	Proposed Nominee	Director	Nil	Nil%

Notes:

(1)

The 33,799,876 Amalco Shares noted above are beneficially held by the following companies controlled by Robert W. Allen: Bullet Holding Corporation (27,952,649 Amalco Shares); Coastal Financing Corp. (3,707,411 Amalco Shares); Reindeer Capital Limited (1,817,864 Amalco Shares); and Grupo (321,952 Amalco Shares).

(2)	The 315,278 Amalco Shares noted above are beneficially held by Expert Funding Corporation which is controlled by Gustavo J. Koch.
(3)	Proposed member of the Audit Committee.
(4)	Proposed member of the Compensation Committee.
(5)	Proposed member of the Corporate Governance Committee.

If the Amalgamation is completed the proposed directors, officers and Promoters of Amalco as a group, will control, directly or indirectly, 35,097,441 Amalco Shares, representing 49.3% of the outstanding Amalco Shares, before giving effect to the exercise of any options or securities convertible into Amalco Shares.

Audit Committee

Assuming completion of the Amalgamation, it is proposed that Amalco will have an Audit Committee comprised of Patrick F.N. Anderson (Chair), James S. Felton and Jaime I. Gutiérrez. Messrs. Anderson, Felton and Gutiérrez will be considered “independent” as that term is defined in Multilateral Instrument 52-110 – Audit Committees. Also, all of the Audit Committee members will be “financially literate” as defined in Multilateral Instrument 52-110 – Audit Committees. Amalco will adopt the Audit Committee charter which has been adopted by Continental Gold. See “Part IV – Information Concerning Continental Gold – Statement of Corporate Governance Practices – Audit Committee Information Required in the Information Circular”.

Compensation Committee

Assuming completion of the Amalgamation, it is proposed that Amalco will have a Compensation Committee comprised of Patrick F.N. Anderson (Chair), James S. Felton and Jaime I. Gutiérrez. Messrs. Anderson, Felton and Gutiérrez will be considered “independent” as that term is defined in National Policy 58-201 – Corporate Governance Guidelines.

Nominating and Corporate Governance Committee

Assuming completion of the Amalgamation, it is proposed that Amalco will have a Nominating and Corporate Governance Committee comprised of Patrick F.N. Anderson (Chair), James S. Felton and Jaime I. Gutiérrez. Messrs. Anderson, Felton and Gutiérrez will be considered “independent” as that term is defined in National Policy 58-201 – Corporate Governance Guidelines.

Biographical Information

Biographical information for the Amalco directors and officers is summarized below:

Robert W. Allen, Chairman & Director

Mr. Allen has been the Chairman and a director of Continental Gold since September 2007. Mr. Allen has 40 years experience in the mining industry. Mr. Allen has been involved in the identification, financing, and development of oil, gas, coal, and metals properties in the United States and South America for over thirty years. Mr. Allen resides in Medellín, Colombia.

Since 1994 Mr. Allen has served as the Chairman and director of Grupo, a private Colombian company, dedicated to the exploration, development, and mining of metal and industrial mineral deposits in Colombia, South America. For the last twenty years Grupo and its predecessors have maintained an on-site, working presence in Colombia. Due to its long-term presence in Colombia, Grupo has developed an extensive portfolio of gold, copper, and polymetallic mineral projects totalling over 1,000,000 ha in the core zones of many of the most important precious metal and base metal camps in Colombia. Grupo has selected the Colombia Projects, being nine properties known as the Anza, Arenosa, Berlin, Buriticá, Dojura, Dominical, Lunareja, Santander and Zaragoza Projects, which have been transferred to Continental Gold. See "Part IV – Information Concerning Continental Gold – Properties – The Colombia Projects". Mr. Allen has been dedicated to the development of Grupo’s Colombian project portfolio and has been responsible for all of Grupo’s key acquisitions including the Colombia Projects.

Mr. Allen also controls Bulletco, which is the principal shareholder of Continental Gold and he is the promoter of Continental Gold. See “Principal Holders of Securities” and “Promoter”. Mr. Allen is a consultant and will dedicate approximately 75% of his time to the Resulting Issuer and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Ari B. Sussman, President, Chief Executive Officer & Director

Mr. Sussman has been President of Cronus Resources Ltd. since July 2005, the Chairman of Colossus Minerals Inc. since February 2006 (date of incorporation), the Chief Executive Officer of Colossus Minerals Inc. from February 2006 (date of incorporation) to November 2009, and the Senior Vice President of Titanium Corporation (date of incorporation) between January 2003 and February 2004. Mr. Sussman has over 10 years of experience in both the resources and investment markets. During his career, Mr. Sussman has built a strong network of business contacts throughout Latin America.

Mr. Sussman holds a Bachelor of Arts degree from the University of Western Ontario. Mr. Sussman is an employee and will dedicate approximately 50% of his time to the Resulting Issuer and has entered into a non-competition and non-disclosure agreement with Continental Gold.

Peter B. Bolt, Ph.D. (Mining Eng), B.Sc. (Mining Eng) (Hons), C.Eng., Vice President of Operations

Dr. Bolt has been the Vice-President of Operations for Continental Gold since September 2007. Between June 2002 and August 2007 he was the Chairman, a director and Technical Director for Cambridge Mineral Resources Plc where he was responsible for establishing and managing its operations in Colombia from 2005 to 2007. Dr. Bolt was the Chairman, a director and Technical Director for Hereward Ventures plc from 2002 to 2005. During the period 1991 to 2002, he was Principal Mining Engineer for SRK (UK) Ltd., an international mining consulting firm. Dr. Peter Bolt has 25 years experience in the mining industry.

Dr. Bolt holds a B.Sc. (Mining Engineering) and Ph.D. (Mining Engineering) from Cardiff University in the U.K. He is also a Chartered Engineer with the Engineering Council (UK), a professional member of the Institute of Materials, Minerals and Mining (UK) and a member of the Canadian Institute of Mining, Metallurgy and Petroleum. Dr. Bolt is an employee and will dedicate 100% of his time to the Resulting Issuer and has entered into a non-competition and non-disclosure agreement with Continental Gold.

Donald H. Christie, C.A., B. Comm. (Hons), Chief Financial Officer

Mr. Christie has been the Chief Financial Officer of Continental Gold since February 2008. He is an experienced investment banking professional with a background in structured debt, off-balance sheet leasing, quasi equity investment products and merchant banking. He is the founding partner of Ollerhead Christie & Company which is responsible for deal sourcing, structuring and syndicating long-term debt instruments on behalf of the public sector and corporate clients. In the last several years Mr. Christie has been involved with publicly listed junior resource companies in the role of part-time Chief Financial Officer, director and Audit Committee Chairman. He is currently a director and Chairman of the Audit Committee of San Anton Resource Corporation (2006 to present) and a director and Chief Financial Officer of Alpha One Corporation (2004 to present).

Mr. Christie is a member of the Institute of Chartered Accountants of Ontario and The Ontario Institute of Chartered Accountants. He holds a Bachelor of Commerce Degree (Honours) from Queen’s University (Kingston, Ontario). Mr. Christie is a consultant and will dedicate approximately 50% of his time to the Resulting Issuer and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Stuart A. Moller, P. Geo. M.Sc. (Geo), Vice-President of Exploration

Mr. Moller has been the Vice-President of Exploration for Continental Gold since September 2007, and a consultant to Bulletco from January 2007 to September 2007. He previously worked for Pan American Silver Corp. from 1997 to 2006 as Vice-President, Exploration which included being responsible for exploration planning and direction of exploration programs and evaluations of new projects/acquisitions worldwide. Mr. Moller was with Barrick Gold Corp. from 1994 to 1997 as a Project Manager in Peru and Country Exploration Manager in Bolivia. Mr. Moller began his career with Nerco Minerals Company – Resource Associates of Alaska as a Geologist at various levels which brought him to the level of Regional Geologist and the company’s legal representative in Australia. He was with Nerco from 1979 to 1992 and worked on projects in Colorado, Alaska, Nevada, California, Australia and Idaho.

Mr. Moller has a M.Sc. (Geology) from the University of North Carolina and a B.Sc. Hons (Geology) from the Colgate University in Hamilton, New York. He is a Professional Geologist with the Province of British Columbia, is a Fellow with the Society of Economic Geologists, and a member of The American Institute of Mining, Metallurgical, and Petroleum Engineers. Mr. Moller is an employee and will dedicate 100% of his time to the Resulting Issuer and has entered into a non-competition and non-disclosure agreement with Continental Gold.

Gustavo J. Koch, L.L.M. (International Trade and Banking), Corporate Secretary

Mr. Koch has been a director and General Counsel of Continental Gold since September 2007. From 1994 to 2007 Mr. Koch held various positions with Grupo as Manager, Colombian Division Officer and Operating Manager. From 1993 to 1994 Mr. Koch was an Associate with the International Law Institute in Washington. Between 1992 and 1993 he was an Associate at the Latin American Mining Institute where he was responsible for editing The South American Investment and Mining Guide and The Mexican and Central American Investment and Mining Guide. Mr. Koch was a solicitor with Koch & Arroyo from 1988 to 1991 in Santa Fe, Argentina and was also a Staff Attorney for the Argentina Department of Transportation in 1990.

Mr. Koch has a L.L.M in International Trade and Banking from the Washington College of Law and also attended the University Nacional Del Litoral, School of Law (J.D. Equivalent) in Argentina. He has been admitted to practise law in Argentina. Mr. Koch is an employee and will dedicate 100% of his time to the Resulting Issuer and has entered into a non-competition and non-disclosure agreement with Continental Gold.

James S. Felton, B.Sc. (Commerce), Director

Mr. Felton has been a director of Continental Gold since April 2008. Mr. Felton is a self-employed business/financial consultant with an emphasis on corporate finance and international capital markets for over five years.

Mr. Felton has a B.Sc. (Commerce) from Washington and Lee University with a Major in Business Administration and Accounting. Mr. Felton will dedicate approximately 5% of his time to the Resulting Issuer and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Jaime I. Gutiérrez, B.Sc. (Civil Engineering), B.A. (Finance), Director

Mr. Gutiérrez has been a director of Continental Gold since May 2007. Mr. Gutiérrez has been a General Manager of Gutiérrez Investments (CIIGSA), a privately owned refining company and one of the largest in Colombia, since 2004. Mr. Gutiérrez was a Manager with C.I Trade S.A., a privately owned refining company, from 1997 to 2004. Mr. Gutiérrez’ career has focussed on establishment of purchase and sale policies of precious metals which includes analysis of pricing, development of new technologies, liaison with suppliers, customers and union representatives, and government compliance.

Mr. Gutiérrez holds bachelor degrees in civil engineering and finance from universities in Medellín, Colombia. He is a member of the National Association of Foreign Trade – Analdex and The Colombian Mining Association (Asomineros). Mr. Gutiérrez will dedicate approximately 5% of his time to the Resulting Issuer and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Patrick F.N. Anderson, B.Sc. (Geology), Director

Mr. Anderson has been a consulting geologist on gold, base metals and diamond projects for junior explorers, major producers and mineral industry consulting firms in South America, North America and Europe. Mr. Anderson was the President and Chief Executive Officer and a director of Aurelian Resources Inc. from 2003 to 2008, a company he co-founded, prior to its takeover by Kinross Gold Corporation. Mr. Anderson has been a director of Colossus Minerals Inc. (2008 to present), Malbex Resources Inc. (2009 to present), Noront Resources Ltd. (2008 to present) and U3O8 Corp Inc. (2006 to present). Mr. Anderson was named Mining Man of the Year by the Northern Miner in 2009 and received the Thayer Lindsley award for international discovery from the PDAC in 2008.

Mr. Anderson holds a B.Sc. (Geology) from the University of Toronto. Mr. Anderson will dedicate approximately 5% of his time to the Resulting Issuer and has not entered into any non-competition or non-disclosure agreement with Continental Gold.

Promoter Consideration

Robert W. Allen, the Chairman, President and Chief Executive Officer of Continental Gold, resident in Medellin, Colombia, may be considered to be a Promoter of Amalco as he took the initiative in organizing the business of Continental Gold and its predecessors. See “Part IV – Information Concerning Continental Gold - Directors and Officers” and “Part IV – Information Concerning Continental Gold - Promoter”. The number of Amalco Shares that will be held by Mr. Allen and his affiliates and associates are as disclosed in “Part V - Information Concerning the Resulting Issuer – Principal Security Holders”. Grupo and Bulletco are entities controlled by Robert W. Allen.

Since the two years prior to the date of this Information Circular, Robert W. Allen has been involved in certain transactions with Continental Gold pursuant to which assets have been disposed of or sold by him to Continental Gold as follows:

(a)

During the twelve months ended December 31, 2008, Continental Gold purchased drilling services from Perforaciones Nacionales S.A., an affiliate of Bulletco, at arm’s length rates at a cost of $250,276. During the nine months ended September 30, 2009, Continental Gold purchased drilling services from Terra Colombia S.A., an affiliate of Bulletco, at arm’s length rates at a cost of $800,413. Continental Gold also made advances to Terra Colombia S.A. for future drilling services at a cost of $714,377. These advances were recorded as prepaid drilling costs;

(b)

On December 31, 2008, Continental Gold completed the Grupo Transactions. First, Continental Gold purchased mining plant and equipment from Grupo at a cost of $273,476. The value of the mining plant and equipment was reviewed by the independent directors of Continental Gold. These assets were acquired for a total cost of $273,476. Continental Gold paid Grupo cash consideration of $62,633 and issued 579,800 Continental Gold Shares and 289,900 Continental Gold Warrants. Second, Continental Gold assigned accounts payable to Grupo in the amount of $363,074. As consideration for the assignment Continental Gold issued Grupo 998,600 Continental Gold Shares and 499,300 Continental Gold Warrants. See “Part IV – Information Concerning Continental Gold – Prior Sales”;

(c)

On December 31, 2008, Continental Gold completed the Bulletco Transactions. First, Continental Gold purchased mining equipment from and reimbursed the cost of tunneling on its Buriticá Project to Centena S.A., a corporation controlled by Bulletco, at a cost of $813,905 of which $104,852 was advanced in 2007. The value of the mining plant and tunneling was reviewed by the independent directors of Continental Gold. The tunnelling and equipment purchases occurred over the period 1994 to the date of sale to Continental Gold. The mining equipment and the tunneling was acquired for a total expenditure of $813,905. Second, during the twelve months ended December 31, 2008, Continental Gold received four loans from Bulletco for gross cash proceeds of $1,700,000. On December 31, 2008 the $1,700,000 principal amount of the loans plus $20,596 of accrued interest was converted into equity of Continental Gold pursuant to the issuance to Bulletco of 4,732,200 Continental Gold Shares and 2,366,100 Continental Gold Warrants with a total deemed value of $1,720,596 in full and final settlement of the loans payable. See “Part IV – Information Concerning Continental Gold – Prior Sales”;

(d)

On January 9, 2009 Continental Gold advanced a loan to an affiliate of Bulletco in the amount of $212,790 for a term of ninety (90) days with interest at a rate of 5% per annum which was repaid in accordance with its terms. See “Part IV – Information Concerning Continental Gold – Indebtedness of Directors and Executive Officers”; and

(e)

During the nine months ended September 30, 2009 Continental Gold received non-arm’s length loans in the aggregate amount of $87,500 from Bulletco with fixed rates of interest equal to Libor plus 2% fixed on the drawdown date of each loan. The loans matured on July 30, 2009 and were repaid at that time. Of these loans, a loan in the principal amount of $60,000 matured on July 30, 2009 and was repaid at that time. As at September 30, 2009 there was an outstanding loan balance of $27,500.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed elsewhere herein (see below, "Penalties or Sanctions") to the best of the Continental Gold's knowledge, no director, proposed director or executive officer of Amalco is at the date hereof, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Continental Gold) that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set forth below, to the best of Continental Gold 's knowledge, no proposed director of Amalco is at the date hereof, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Continental Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No proposed director, officer, promoter or principal shareholder of Amalco is or has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Dr. Peter B. Bolt was the Chairman, a director and Technical Director for Cambridge Mineral Resources plc from 2005 to 2007. On July 18, 2007 Cambridge Mineral Resources plc was temporarily suspended in accordance with AIM Rule 1 following the resignation of its nominated advisor and broker, Insinger de Beaufort, and was restored following the appointment of a new nominated advisor, Ruegg & Co. Limited, and the appointment of Hichens, Harrison & Co. plc and Haywood Securities (UK) Limited as joint brokers on July 31, 2007.

Mr. Donald H. Christie is currently a director and Chief Financial Officer of Alpha One Corporation (“Alpha One”), a capital pool corporation the shares of which are listed on the NEX Tier of the TSXV. The TSXV issued a bulletin on September 13, 2006 indicating that Alpha One was required to complete a Qualifying Transaction by October 14, 2006, twenty-four months from its date of listing. Further to the TSXV bulletin trading in Alpha One shares was suspended on October 20, 2006 as Alpha One had failed to complete the requirement. On March 9, 2007, as a result of Alpha One failing to comply within the timeframe prescribed by TSXV Policy 2.4, the Alpha One shares were transferred to NEX Tier where they remain suspended pending the closing of a Qualifying Transaction. The trading symbol for the Alpha One shares was changed from AOC.P to AOC.H as a result of the transfer to NEX Tier.

Other than as disclosed above, no proposed director or officer of Amalco has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making a decision about the Amalgamation.

Personal Bankruptcies

No proposed director or officer of Amalco, within the last 10 years, has been declared bankrupt, made a voluntary assignment in bankruptcy, made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Certain directors and officers of Amalco currently, or may in the future, act as directors or officers of other companies and, consequently, it is possible that a conflict may arise between their duties as a director or officer of Amalco and their duties as a director or officer of any other such company. There is no guarantee that while performing their duties for Amalco, the directors or officers of Amalco will not be in situations that could give rise to conflicts of interest. There is no guarantee that these conflicts will be resolved in favour of Amalco.

The proposed directors and officers of Amalco are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors and officers of conflicts of interest and the fact that Amalco will rely upon such laws in respect of any director’s or officer’s conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Bermuda Act, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Other Reporting Issuer Experience

The following table sets out the proposed directors and officers of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name of Reporting Issuer	Position	Exchange	From	To
Ari Sussman	Colossus Minerals Inc.	Chairman & CEO	TSX	2006	Present
	Cronus Resources Ltd.	President	TSXV	2005	Present
	Titanium Corporation	Senior Vice- President	TSXV	2003	2004
Donald H. Christie	Alpha One Corporation	Director & Chief Financial Officer	TSXV	2004	Present
	San Anton Corporation	Director & Chairman of Audit Committee	TSX	2006	Present
Peter B. Bolt	Hereward Ventures Plc	Chairman, Director & Technical Director	AIM	2002	2005
	Cambridge Mineral Resources Plc	Chairman, Director & Technical Director	AIM	2002	2007
Stuart A. Moller	Pan American Silver Corp.	Vice-President Exploration	TSX	1997	2006
Patrick F.N. Anderson	Aurelian Resources Inc.	President, Chief Executive Officer & Director	TSX	2003	2008
	Colussus Minerals Inc.	Director	TSX	2008	Present
	Malbex Resources Inc.	Director	TSXV	2009	Present
	Noront Resources Ltd.	Director	TSXV	2008	Present
	U3O8 Corp. Inc.	Director	TSXV	2006	Present

PROPOSED EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section provides information regarding the proposed compensation program for Named Executive Officers of the Resulting Issuer. The Resulting Issuer will adopt the compensation practices of Continental Gold as discussed under “Part IV – Information Concerning the Continental Gold Limited – Executive Compensation”.

Named Executive Officers

The Resulting Issuer’s “Named Executive Officers” include its Chief Executive Officer, Chief Financial Officer (or an individual that served in a similar capacity) and the other three most highly compensated executive officers provided that disclosure is not required for those executive officers, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation did not exceed $150,000. Other than Ari Sussman, Chief Executive Officer, and Donald H. Christie, Chief Financial Officer, there are no proposed officers or directors of the Resulting Issuer whose compensation is expected to exceed $150,000 other than Peter B. Bolt (Vice-President Operations), Stuart A. Moller (Vice-President Exploration) and Gustavo J. Koch (Corporate Secretary).

Summary compensation table

The following table sets forth the proposed compensation to be earned by the Named Executive Officers of the Resulting Issuer during the first 12 months following the Effective Date. It is not at this time known what the Resulting Issuer Board may determine to be appropriate as far as stock option grants for this projected period.

Name and principal position	Salary ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total (1) compensation ($)
		Annual incentive plans	Long- term incentive plans
Ari B. Sussman CEO	CDN $96,000	Nil	Nil	Nil	Nil	CDN 96,000
Donald H. Christie CFO	126,000	Nil	Nil	Nil	Nil	126,000
Peter B. Bolt Vice-President Operations	240,000	Nil	Nil	Nil	Nil	240,000
Stuart A. Moller Vice-President Exploration	240,000	Nil	Nil	Nil	Nil	240,000
Gustavo J. Koch Corporate Secretary	240,000	Nil	Nil	Nil	Nil	240,000

Note:

(1)	The total compensation does not include the options of Cronus and/or Continental Gold currently held by the above individuals as disclosed elsewhere in this Information Circular.

Employment Agreements

Upon completion of the Amalgamation, Amalco will enter into an employment agreement with Ari Sussman for his employment in the capacity of Amalco’s President and Chief Executive Officer. Amalco will be a party to employment and consulting agreements for the other Named Executive Officers as described under “Part IV –Information Concerning Continental Gold – Executive Compensation – Employment Agreements”.

Other than in respect of its senior officers, the Resulting Issuer will not have any employment or consulting agreements for the provision of management services with any third parties, and such employment or consulting agreements will not contain any provisions for the payment of termination fees at or above $50,000 per individual.

Proposed Compensation of Directors

Following the completion of the Amalgamation, it is proposed that each of the non-executive directors of Amalco will receive an annual retainer fee of $15,000. In addition, the Chair of the Audit Committee will be paid an additional $5,000 per year and the other members of the Audit Committee will receive $2,500 per year. Amalco will reimburse directors for out-of-pocket expenses related to their attendance to meetings.

Non-executive directors will also be entitled to participate in the Amalco Option Plan. In connection with the completion of the Amalgamation, it is anticipated that options to purchase a number of Amalco Shares to be determined will be granted to Amalco’s directors, officers and consultants, exercisable at CDN $1.50 per Amalco Share.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except as disclosed herein, no director or officer, member of management, nominee for elections as director of the Resulting Issuer, nor any of their Associates or Affiliates, is or has been indebted to Continental Gold or Cronus Resources or is expected to be indebted to the Resulting Issuer following the closing of the Amalgamation.

INVESTOR RELATIONS ARRANGEMENTS

Neither Cronus Resources nor Continental Gold has entered into any written or oral agreement or understanding with any Person to provide promotional or investor relations services to either of them or the Resulting Issuer, or to engage in activities for the purposes of stabilizing the market, either now or in the future.

OPTIONS TO PURCHASE SECURITIES

The following table provides information as to Amalco Stock Options and Amalco Financing Compensation Options to subscribe for Amalco Shares that, as of the date of this Information Circular, are expected to be outstanding immediately following the Amalgamation:

Category of Option holder	Number of Options to Acquire Amalco Shares Held as a Group	Market Value of Shares on Date of Grant	Market Value of Shares on Date of Information Circular	Exercise Price	Expiry Date
1. All proposed officers of the Resulting Issuer (5 officers)(1)	741,484	$0.98	CDN $1.50	$0.98	January 29, 2019
	159,092	CDN $0.41 to CDN $1.60	CDN $1.50	CDN $0.41 to CDN $1.60	Sept 25, 2012 to May 4, 2014
2. All proposed directors of the Resulting Issuers who are not also proposed officers of the Resulting Issuer(2 directors) (2)	296,592	$0.98	CDN $1.50	$0.98	January 29, 2019

Category of Option holder	Number of Options to Acquire Amalco Shares Held as a Group	Market Value of Shares on Date of Grant	Market Value of Shares on Date of Information Circular	Exercise Price	Expiry Date
3. Agent for the Continental Gold Financing.(3)	1,341,667	CDN $1.50	CDN $1.50	CDN $1.50	12 months from Effective Date
4. All other employees as a group (8 employees)	203,908	$0.98	CDN $1.50	$0.98	January 29, 2019
5. All consultants as a group (2 consultants)	92,685	CDN $1.50	CDN $1.50	CDN $1.50	3 years from Effective Date
	37,074	$0.98	CDN $1.50	$0.98	January 29, 2019
6. Former officers of Cronus Resources who are not Proposed Officers or Proposed Directors of the Resulting Issuer (1 officer) (4)	15,909	CDN $0.41 to CDN $1.60	CDN $1.50	CDN $0.41 to CDN $1.60	Sept 25, 2012 to May 4, 2014
7. Former directors of Cronus Resources who are not Proposed Officers or Proposed Directors of the Resulting Issuer (2 directors) (5)	167,577	CDN $0.41 to CDN $1.60	CDN $1.50	CDN $0.41 to CDN $1.60	Dec 19, 2011 to May 4, 2014
8. Former officers of Continental Gold who are not Proposed Officers or Proposed Directors of the Resulting Issuer (1 officer) (6)	185,370	$0.98	CDN $1.50	$0.98	January 29, 2019
9. Former directors of Continental Gold who are not Proposed Officers or Proposed Directors of the Resulting Issuer (3 directors) (7)	556,110	$0.98	CDN $1.50	$0.98	January 29, 2019

Notes:

(1)

Ari B. Sussman (159,092 options at an exercise price of CDN $0.41 to CDN $1.60 expiring on Dec 19, 2011 to May 4, 2014); Donald H. Christie (185,371 options at an exercise price of $0.98 expiring on January 29, 2019); Peter B. Bolt (185,371 options at an exercise price of $0.98 expiring on January 29, 2019); Stuart A. Moller (185,371 options at an exercise price of $0.98 expiring on January 29, 2019); Gustavo J. Koch (185,371 options at an exercise price of $0.98 expiring on January 29, 2019).

(2)	James S. Felton (148,296 options at an exercise price of $0.98 expiring on January 29, 2019); Jaime I. Gutiérrez (148,296 options at an exercise price of $0.98 expiring on January 29, 2019).
(3)

A total of 1,341,667 Amalco Financing Compensation Options are exercisable by the Agent at any time on or before one year from the Effective Time at an exercise price of CDN $1.50 per Continental Gold Financing Unit.

(4)	John Ross (15,909 options at an exercise price of CDN $0.41 to CDN $1.60 expiring on September 25, 2012 to May 4, 2014).

(5)

Vic Wall (83,789 options at an exercise price of CDN $0.41 to CDN $1.60 expiring on September 25, 2012 to May 4, 2014); Stephen Flechner (83,788 options at an exercise price of CDN $0.41 to CDN $1.60 expiring on September 25, 2012 to May 4, 2014).

(6)	Gordon F. Wylie (185,370 options at an exercise price of CDN $0.98 expiring on January 29, 2019).
(7)

Roger Easterday (185,370 options at an exercise price of CDN $0.98 expiring on January 29, 2019); Rosie C. Moore (185,370 options at an exercise price of CDN $0.98 expiring on January 29, 2019); Gary P. Barket (185,370 options at an exercise price of CDN $0.98 expiring on January 29, 2019).

Amalco Stock Option Plan

In connection with the completion of the Amalgamation, Amalco proposes to adopt the Stock Option Plan. See “Part II – Matters to be Acted Upon at the Meetings – Stock Option Plan”.

ESCROWED SECURITIES

To the best knowledge of the management of Cronus Resources and Continental Gold, as of the date of the Information Circular, the following table discloses the names and municipalities of residence of the securityholders, the number of securities currently held in escrow and the number of securities of the Resulting Issuer anticipated to be held in escrow upon completion of the Amalgamation, and the percentage that those numbers represent of the outstanding securities.

ESCROWED SECURITIES

		Prior to Giving Effect to the Amalgamation		After Giving Effect to the Amalgamation(1)(2)
Name and Municipality of Residence of Securityholder	Designation of class	Number of securities held in escrow	Percentage of class	Number of securities to be held in escrow	Percentage of class
Bullet Holding Corporation(3) Panama City, Panama	Amalco Shares	Nil	Nil%	27,952,649 Amalco Shares (90,200 Amalco Warrants)	39.3% (0.4%)
Coastal Financing Corp.(3) Panama City, Panama	Amalco Shares	Nil	Nil%	3,707,411 Amalco Shares	5.2%
Reindeer Capital Limited(3) Hamilton, Bermuda	Amalco Shares	Nil	Nil%	1,817,864 Amalco Shares (908,932 Amalco Warrants)	2.6% (4.3%)
Grupo de Bullet SA(3) Panama City, Panama	Amalco Shares	Nil	Nil%	321,952 Amalco Shares (160,976 Amalco Warrants)	0.5% (0.8%)
Expert Funding Corporation(4) Panama City, Panama	Amalco Shares	Nil	Nil%	315,278 Amalco Shares (157,639 Amalco Warrants)	0.4% (0.7%)

		Prior to Giving Effect to the Amalgamation		After Giving Effect to the Amalgamation(1)(2)
Ari B. Sussman Toronto, Ontario	Amalco Shares	Nil	Nil%	730,219 Amalco Shares (53,333 Amalco Warrants)	1.0% (0.3%)
Peter B. Bolt Medellin, Colombia	Amalco Shares	Nil	Nil%	33,333 Amalco Shares (16,667 Amalco Warrants)	0.05% (0.08%)
Donald H. Christie Toronto, Ontario	Amalco Shares	Nil	Nil%	152,068 Amalco Shares (76,034 Amalco Warrants)	0.2% (0.4%)
Jaime I. Gutiérrez Medellin, Colombia	Amalco Shares	Nil	Nil%	66,667 Amalco Shares (33,334 Amalco Warrants)	0.1% (0.2%)
Total				35,097,441 Amalco Shares (1,497,115 Amalco Warrants)	(49.3%) (7.0%)

Notes:

(1)

Upon the completion of the Amalgamation, 35,097,441 of the Amalco Shares will be held by Promoters and Insiders of the Resulting Issuer and/or the associates or affiliates of such persons. Pursuant to the requirements of the TSX Company Manual, 35,097,441 Amalco Shares will be deposited pursuant to the terms of an escrow agreement with Olympia Transfer Services Inc. These shares will be released in installments of 25% upon listing on the TSX (8,774,361 Amalco Shares), and 25% upon each six month anniversary (8,774,360 Amalco Shares), for a total of 18 months at which time no shares will remain in escrow. The Promoters and Insiders of the Resulting Issuer and/or associates or affiliates of such persons also own a total of 1,497,115 Amalco Warrants which will be deposited to the terms of the same escrow agreement and released in installments of 25% upon listing on the TSX (374,275 Amalco Warrants), and 25% upon each six month anniversary (374,280 Amalco Warrants), for a total of 18 months at which time no warrants will remain in escrow.

(2)

The information provided for herein is made after giving effect to the Continental Gold Financing, and is based on 71,166,610 issued and outstanding Amalco Shares and 21,320,003 issued and outstanding Amalco Warrants.

(3)	This corporation is controlled by Robert W. Allen. See “Part V – Information Concerning the Resulting Issuer – Directors, Officers and Promoters”.
(4)	This corporation is controlled by Gustavo J. Koch. See “Part V – Information Concerning the Resulting Issuer – Directors, Officers and Promoters”.

SPONSORSHIP AND AGENT RELATIONSHIP

In connection with Amalco’s application to have the Amalco Shares listed on the TSX, Amalco will seek to rely on an exemption from the TSX sponsorship requirements on the basis that the Agent is a TSX “participating organization” and will act as agent in connection with the Continental Gold Financing forming part of the Amalgamation.

EXPERTS AND INTEREST OF EXPERTS

Certain legal matters relating to the Amalgamation will be passed upon on behalf of Continental Gold by Peterson Law Professional Corporation. Assuming completion of the Amalgamation, partners and employees of Peterson Law Professional Corporation will, collectively, own less than 1% of the Amalco Shares.

Certain legal matters relating to the Amalgamation will be passed upon on behalf of Cronus Resources by Fogler, Rubinoff LLP. Assuming completion of the Amalgamation, partners and employees of Fogler, Rubinoff LLP will, collectively, own less than 1% of the Amalco Shares.

Certain technical matters relating to the Buriticá Project have been derived from the Snowden Buriticá Report, an independent technical report on the Buriticá Project entitled “Continental Gold Limited: Buriticá Gold Project –Geological and Exploration Review – November 2009” authored by Mr. C. J. Bargmann, C. Geol., Principal Consultant, and EurGeol Dr. S.C. Dominy, C. Geol. CP, General Manager (London) and Executive Consultant for Snowden, which has been completed in accordance with the terms of NI 43-101. Mr. Bargmann and Dr. Dominy are “qualified persons” within the meaning of NI 43-101 and are independent of Continental Gold and Cronus Resources. Assuming completion of the Amalgamation, Mr. Bargmann and Dr. Dominy, and partners and employees of Snowden will not own any Amalco Shares.

McGovern, Hurley, Cunningham, LLP, Chartered Accountants (the auditors of Continental Gold) prepared an auditors’ report to the directors of Continental Gold on the balance sheet of Continental Gold as of December 31, 2007 and December 31, 2008, and the statements of operations and deficit and cash flows for the period from the date of incorporation (April 26, 2007) to December 31, 2007, and for the twelve months ended December 31, 2008. McGovern, Hurley, Cunningham, LLP, Chartered Accountants is independent of Continental Gold with the meaning of applicable policies. The partners and employees of McGovern, Hurley, Cunningham, LLP, Chartered Accountants do not own any securities of Continental Gold.

Stern & Lovrics LLP, Chartered Accountants (the auditors of Cronus Resources) prepared an auditors’ report to the directors of Cronus Resources on the balance sheet of Cronus Resources as of December 31, 2007 and December 31, 2008, and the statements of operations and deficit and cash flows for the twelve months ended December 31, 2007 and December 31, 2008. Stern & Lovrics LLP, Chartered Accountants is independent of Cronus Resources with the meaning of applicable policies. The partners and employees of Stern & Lovrics LLP, Chartered Accountants do not own any securities of Cronus Resources.

Morgan & Company, Chartered Accountants (the predecessor auditors of Cronus Resources) prepared an auditors’ report to the directors of Cronus Resources on the balance sheet of Cronus Resources as of December 31, 2006, and the statements of operations and deficit and cash flows for the twelve months ended December 31, 2006. Morgan & Company, Chartered Accountants is independent of Cronus Resources with the meaning of applicable policies. The partners and employees of Morgan & Company, Chartered Accountants do not own any securities of Cronus Resources.

To the knowledge of the management of Cronus Resources and Continental Gold, as of the date hereof, no Professional Person or any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of Amalco or of an associate or affiliate of any of them, and, except as disclosed herein, no Professional Person is expected to be elected, appointed or employed as a director, senior officer or employee of Amalco or of an associate or affiliate of any of them, or as a Promoter of any such entity or of an associate or affiliate of any such entity

MATERIAL CONTRACTS

The material contracts of the Resulting Issuer are the material contracts of the Cronus Resources as described under “Part III – Information Concerning the Cronus Resources Ltd. – Material Contracts” and Continental Gold as described under “Part IV – Information Concerning the Continental Gold Limited – Material Contracts”.

STOCK EXCHANGE LISTING

The Cronus Resources Shares are currently listed on the TSXV and trade under the symbol “CZR”. Cronus Resources has applied to list the Amalco Shares on the TSX upon completion of the Amalgamation and, as such, it must meet all of the original listing requirements of the TSX. At the time of the mailing of this Information Circular, the TSX has not provided any such approval, nor has it made any determination based on the information available to it at the time of the mailing of this Information Circular as to whether Amalco will satisfy the TSX’s original listing requirements. If Amalco does not meet the original listing requirements of the TSX, the Amalco Shares will not be listed on the TSX and therefore will continue to trade on the TSXV, subject to the approval of the TSXV.

Cronus Resources is a reporting issuer in the provinces of British Columbia, Alberta and Ontario. Upon completion of the Amalgamation, Amalco will be a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

PUBLIC AND INSIDER OWNERSHIP

Upon the completion of the Amalgamation, it is estimated that 36,069,169 Amalco Shares, or 50.7% of the issued and outstanding Amalco Shares, will be held by public shareholders, and 35,097,441 Amalco Shares, or 49.3% of the issued and outstanding Amalco Shares, will be held by Promoters and Insiders of Amalco and/or the associates or affiliates of such Persons.

AUDITORS

It is proposed that McGovern, Hurley, Cunningham, LLP, Chartered Accountants, Suite 300, 2005 Sheppard Avenue East, Toronto, Ontario, M2J 5B4 will be the auditors of Amalco.

TRANSFER AGENT AND REGISTRAR

It is proposed that Olympia Transfer Services Inc., Suite 920, 120 Adelaide Street West, Toronto, Ontario, M5H 1T1, will be the transfer agent and registrar for the Amalco Shares.

LISTED ISSUER WITH FOREIGN ASSETS

Upon completion of the Amalgamation, substantially all of the assets of Amalco will be located outside of Canada in Colombia. It may not be possible for investors to effect service of process within Canada on the operations of Amalco in Colombia. It may also not be possible to enforce against Amalco judgments which are obtained in Canadian courts predicated upon Canadian laws, including the civil liability provisions of applicable securities laws in Canada.

RISK FACTORS

Following the completion of the Amalgamation, Amalco will carry on the same activities as those carried on by Continental Gold as described in this Information Circular. For a description of certain risk factors affecting Continental Gold and, assuming completion of the Amalgamation, Amalco, see “Part IV -Information Concerning Continental Gold – Risk Factors Concerning Continental Gold and the Resulting Issuer”.

APPROVAL OF BOARD OF DIRECTORS

The boards of directors of Cronus Resources and Continental Gold have approved the delivery of this Information Circular to the respective securityholders.

CERTIFICATE OF CRONUS RESOURCES LTD.

DATED as of the 17th day of February, 2010.

The foregoing document as it relates to Cronus Resources Ltd constitutes full, true and plain disclosure of all material facts relating to Cronus Resources Ltd.

CRONUS RESOURCES LTD.

"Ari Sussman"
Ari Sussman
President

On behalf of the Board of Directors

"Steven Flechner"	"Victor Wall"
Steven Flechner	Victor Wall
Director	Director

Personal Information

"Personal Information" means any information about an identifiable individual, and includes information contained in any Items in the attached information circular that are analogous to Items 4.2, 11, 13.1, 16, 18.2, 19.2, 24, 25, 27, 32.3, 33, 34, 35, 36, 37, 38, 39, 41 and 42 of Form 3D1 - Information Required in an Information Circular for a Reverse Takeover or Change of Business ("Form 3D1") of the TSX Venture Exchange Inc. (the "Exchange"), as applicable.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to Form 3D1; and

(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

CRONUS RESOURCES LTD.

"Ari Sussman"
Ari Sussman
President

CERTIFICATE OF CONTINENTAL GOLD LIMITED

DATED this 17th day of February, 2010.

The foregoing document as it relates to Continental Gold Limited constitutes full, true and plain disclosure of all material facts relating to Continental Gold Limited.

CONTINENTAL GOLD LIMITED

"Robert
Robert W. Allen
President and Chief Executive Officer

On behalf of the Board of Directors

"James S. Felton"	"Gary P. Barket"
James S. Felton	Gary P. Barket
Director	Director

Auditors’ Consents for Cronus Resources Ltd.

We have read the Information Circular of Cronus Resources Ltd. (“Cronus Resources”) and Continental Gold Limited (“Continental Gold”) dated February 17, 2010 relating to the reverse takeover involving the amalgamation of Cronus Resources and Continental Gold. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation in the above-mentioned Information Circular of our reports to the shareholders of Cronus Resources on the balance sheets of Cronus Resources as at December 31, 2008 and 2007 and the statements of operations and deficit and cash flows for each of the years then ended. Our reports are dated April 24, 2009 and April 7, 2008.

February 17, 2010
Toronto, Ontario

“Stern & Lovrics LLP” (signed)
Stern & Lovrics LLP
Chartered Accountants

We have read the Information Circular of Cronus Resources Ltd. (“Cronus Resources”) and Continental Gold Limited (“Continental Gold”) dated February 17, 2010 relating to the reverse takeover involving the amalgamation of Cronus Resources and Continental Gold. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation in the above-mentioned Information Circular of our report to the shareholders of Cronus Resources on the balance sheet of Cronus Resources as at December 31, 2006 and the statements of operations and deficit and cash flows for the year then ended. Our report is dated April 13, 2007.

February 17, 2010
Toronto, Ontario

“Morgan & Company” (signed)
Morgan & Company
Chartered Accountants

Auditors’ Consent for Continental Gold Limited

We have read the Information Circular of Cronus Resources Ltd. (“Cronus Resources”) and Continental Gold Limited (“Continental Gold”) dated February 17, 2010 relating to the reverse takeover involving the amalgamation of Cronus Resources and Continental Gold. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation in the above-mentioned Information Circular of:

  Our report to the shareholders of Continental Gold on the balance sheets of Continental Gold as at December 31, 2008 and 2007 and the statements of operations, comprehensive loss and deficit and cash flows for the periods then ended. Our report is dated February 16, 2009.

  Our compilation report to the directors of Cronus Resources and Continental Gold on the unaudited pro forma balance sheet of Continental Gold Limited resulting from the business combination of Cronus Resources and Continental Gold as at September 30, 2009. Our report is dated February 17, 2010.

February 17, 2010 Toronto, Ontario

“McGovern, Hurley, Cunningham, LLP” (signed)
McGovern, Hurley, Cunningham, LLP
Chartered Accountants

Consent of Authors of Technical Report

I have read the joint management information circular and proxy statement of Cronus Resources Ltd. ("Cronus") and Continental Gold Limited ("Continental") dated February 17, 2010 relating to the reverse take-over involving the amalgamation of Cronus and Continental and do not have any reason to believe that there are any misrepresentations contained therein that are derived from the technical report on the Buriticá Project entitled "Continental Gold Limited: Buriticá Gold Project – Geological and Exploration Review – November 2009 (the "Technical Report") or that the written disclosure contains any misrepresentation of the information contained in the Technical Report.

“C. J. Bargmann” (signed)
C. J. Bargmann, C. Geol., Principal Consultant,
Snowden Mining Industry Consultants Limited
February 17, 2010

I have read the joint management information circular and proxy statement of Cronus Resources Ltd. ("Cronus") and Continental Gold Limited ("Continental") dated February 17, 2010 relating to the reverse take-over involving the amalgamation of Cronus and Continental and do not have any reason to believe that there are any misrepresentations contained therein that are derived from the technical report on the Buriticá Project entitled "Continental Gold Limited: Buriticá Gold Project – Geological and Exploration Review – November 2009 (the "Technical Report") or that the written disclosure contains any misrepresentation of the information contained in the Technical Report.

“EurGeol Dr. S.C. Dominy” (signed)
EurGeol Dr. S.C. Dominy, C. Geol. CP, General
Manager (London) and Executive Consultant,
Snowden Mining Industry Consultants Limited
February 17, 2010

SCHEDULE “A”
CONTINUANCE RESOLUTION OF THE SHAREHOLDERS OF CRONUS RESOURCES LTD.
(the “Corporation”)

CONTINUANCE RESOLUTION

“WHEREAS the shareholders are satisfied that the proposed continuance will not adversely affect the creditors of the Corporation; NOW THEREFORE, BE IT RESOLVED THAT:

1.

Subject to the Corporation receiving any required regulatory approvals, the continuance of the Corporation under the laws of Bermuda pursuant to the Companies Act, 1981 (Bermuda) (the "Act") upon the terms described in the management information circular of the Corporation dated February 17, 2010 (the “Information Circular”) with substantially the form of the Memorandum of Association and Bye-laws approved by the board of directors and substantially in the form set forth in Schedule "J" to the Informaiton Circular and with such amendments as may be necessary to make such Memorandum of Association and Bye-laws conform to the Act and any other applicable laws, is hereby approved.

2.	The application by the Corporation to the Director under the Business Corporations Act (Ontario) for authorization to permit such continuance and a certificate of discontinuance is hereby approved.

3.	The application by the Corporation pursuant to the Act to the Registrar of Companies to seek continuance of the Corporation under the law of Bermuda is hereby approved.

4.

Subject to the issuance of a certificate of amalgamation by the Registrar of Companies and without affecting the validity of the Corporation and the existence of the Corporation by or under its charter documents and of any act done thereunder, the Corporation approve and adopt the above-referenced Memorandum of Association and Bye-laws in substitution for and to the exclusion of the existing Articles of Continuance and by- laws at the Corporation.

5.

Notwithstanding the approval of the shareholders of the Corporation as herein provided, any one of the directors or officers of the Corporation are authorized to abandon the applications without further approval of the shareholders.

6.

Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.”

A-1

SCHEDULE “B”
AMALGAMATION RESOLUTION OF THE SHAREHOLDERS OF
CRONUS RESOURCES LTD. AND CONTINENTAL GOLD LIMITED

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
CRONUS RESOURCES LTD.

AMALGAMATION RESOLUTION

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF CRONUS RESOURCES LTD. THAT:

1.

the amalgamation of Cronus Resources Ltd. (“Cronus Resources”) and Continental Gold Limited (“Continental Gold”) under Section 104A of the Companies Act, 1981 (Bermuda) (the "Amalgamation"), on the terms and subject to the conditions set forth in an amalgamation agreement (the “Amalgamation Agreement”) between Continental Gold and Cronus Resources to be entered into pursuant to the terms of a pre-amalgamation agreement dated November 9, 2009 between Cronus Resources and Continental Gold, in the form set out in Schedule “K” to the Information Circular provided to all shareholders of Cronus Resources, be and the same is hereby authorized and approved;

2.

subject to paragraph 3 of this special resolution, any one director or officer of Cronus Resources be and is hereby authorized and directed to execute and deliver the Amalgamation Agreement and to execute all other documents and do all other acts as may be necessary or desirable to effect the amalgamation contemplated by the Amalgamation Agreement; and

3.

notwithstanding that this special resolution has been duly passed by the shareholders of Cronus Resources, the directors of Cronus Resources be, and they hereby are, authorized and empowered to determine not to proceed with the Amalgamation, without further approval of the shareholders of Cronus Resources.

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
CONTINENTAL GOLD LIMITED
(the “Company”)

AMALGAMATION RESOLUTION

BE AND IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF CONTINENTAL GOLD LIMITED THAT:

1.

the amalgamation of the Company and Cronus Resources Ltd. (“Cronus Resources”) under Section 104A of the Companies Act, 1981 (Bermuda) (the "Amalgamation"), on the terms and subject to the conditions set forth in an amalgamation agreement (the “Amalgamation Agreement”) between the Company and Cronus Resources to be entered into pursuant to the terms of a pre-amalgamation agreement dated November 9, 2009 between the Company and Cronus Resources, in the form set out in Schedule “K” to the Information Circular provided to all shareholders of the Company, be and the same is hereby authorized and approved;

2.

subject to paragraph 3 of this special resolution, any one director or officer of the Company be and is hereby authorized and directed to execute and deliver the Amalgamation Agreement and to execute all other documents and do all other acts as may be necessary or desirable to effect the amalgamation contemplated by the Amalgamation Agreement; and

3.

notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be, and they hereby are, authorized and empowered to determine not to proceed with the Amalgamation, without further approval of the shareholders of the Company.

B-1

SCHEDULE “C”
STOCK OPTION PLAN RESOLUTION OF THE SHAREHOLDERS OF
CRONUS RESOURCES LTD. & CONTINENTAL GOLD LIMITED

STOCK OPTION PLAN RESOLUTION

Cronus Resources Stock Option Plan Resolution

“BE IT RESOLVED, as an ordinary resolution of the disinterested shareholders of Cronus Resources Ltd. (“Cronus Resources”), subject to the completion of the amalgamation (the “Amalgamation”) of Cronus Resources and Continental Gold Limited (“Continental Gold”) to form an amalgamated company (“Amalco”), that:

1.	all previous stock option plans of Cronus Resources are hereby terminated;

2.

the stock option plan (the “Stock Option Plan”) in substantially the form as set out in Schedule “G” to the joint information circular of Cronus Resources and Continental Gold dated February 17, 2010 be and is hereby approved as the stock option plan of Amalco upon completion of the Amalgamation;

3.

the number of common shares of Amalco issuable pursuant to the Stock Option Plan be set at 10% of the number of common shares of Amalco issued and outstanding from time to time, subject to any limitations imposed by applicable regulations, laws, rules and policies;

4.

anytime prior to the listing of the shares of Amalco on a recognized stock exchange, the Stock Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities, without requiring further approval of the shareholders of Amalco;

5.

any officer or director of Cronus Resources or Amalco is hereby authorized and directed for and on behalf of Cronus Resources and Amalco to execute or cause to be executed, under the seal of Cronus Resources or Amalco or otherwise, and to deliver or cause to he delivered, all such documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments and the taking of any such actions;

6.	the Stock Option Plan is conditional upon receipt of approval of the Toronto Stock Exchange.”

Continental Gold Stock Option Plan Resolution

“BE IT RESOLVED, as an ordinary resolution of the disinterested shareholders of Continental Gold Limited (the “Company”), subject to the completion of the amalgamation (the “Amalgamation”) of Cronus Resources Ltd. (“Cronus Resources”) and the Company to form an amalgamated company (“Amalco”), that:

1.	all previous stock option plans of the Company are hereby terminated;

2.

the stock option plan (the “Stock Option Plan”) in substantially the form as set out in Schedule “G” to the joint information circular of Cronus Resources and the Company dated February 17, 2010 be and is hereby approved as the stock option plan of Amalco upon completion of the Amalgamation;

3.

the number of common shares of Amalco issuable pursuant to the Stock Option Plan be set at 10% of the number of common shares of Amalco issued and outstanding from time to time, subject to any limitations imposed by applicable regulations, laws, rules and policies;

C-1

4.

anytime prior to the listing of the shares of Amalco on a recognized stock exchange, the Stock Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities, without requiring further approval of the shareholders of Amalco;

5.

any officer or director of the Company or Amalco is hereby authorized and directed for and on behalf of the Company and Amalco to execute or cause to be executed, under the seal of the Company or Amalco or otherwise, and to deliver or cause to he delivered, all such documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments and the taking of any such actions;

6.	the Stock Option Plan is conditional upon receipt of approval of the Toronto Stock Exchange.”

C-2

SCHEDULE "D"
FINANCIAL STATEMENTS OF CRONUS RESOURCES LTD.

AUDITED FINANCIAL STATEMENTS OF CRONUS RESOURCES LTD.
FOR THE FINANCIAL YEARS ENDED
DECEMBER 31, 2008, 2007 AND 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS
CRONUS RESOURCES LTD.
FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2009 AND 2008

Please see attached.

D-1

CRONUS RESOURCES LTD. (FORMERLY SUNRISE MINERALS INC.)

Restated Consolidated Financial Statements

September 30, 2009

MANAGEMENT STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of the company for the nine months ended September 30, 2009 have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity of data in these financial statements is the responsibility of management. Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to produce reliable accounting records.

The audit committee of the Company has reviewed these financial statements with management and has reported to the Board of Directors. The Board has approved the financial statements contained herein.

Ari Sussman, President

John Ross, CFO

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
BALANCE SHEETS
(Stated in Canadian Dollars)
(Unaudited - Prepared by Management)

	September 30, 2009 (unaudited)	December 31, 2008 (audited)
ASSETS		
Current		
Cash and equivalents	$ 318,330	$ 200
Receivables	1,784	2,728
Prepaid expenses	-	-
Total current assets	320,114	2,928
Investments (Note 3)	254,380	254,380
Mineral property interests and deferred exploration costs (Note 5)	2,019,906	1,904,662
Total assets	$ 2,594,400	$ 2,161,970
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 67,381	$ 126,361
Due to related parties (Note 7)	115,225	151,000
Total current liabilities	182,606	277,361
Shareholders' equity		
Capital stock (Note 5)	22,201,236	21,491,585
Warrants (Note 6(b))	102,844	229,200
Contributed surplus (Note 6(c))	2,013,773	1,741,888
Deficit	(21,906,059)	(21,578,064)
Total shareholders' equity	2,411,794	1,884,609
Total liabilities and shareholders' equity	$ 2,594,400	$ 2,161,970

Going concern (Note 1)
Commitments (Note 13)
Subsequent events (Note 14)

Approved on behalf of the Board of Directors:

____________________ Director ____________________ Director

The accompanying notes are an integral part of these financial statements

2

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
EXPENSES				
Consulting fees	$ 23,500	$ 25,382	$ 58,500	$ 91,642
Corporate secretarial	-	-	-	-
Office and miscellaneous	30,581	41,919	94,010	168,448
(Gain) loss on foreign exchange	-	-	-	4
Professional fees	39,561	10,006	70,995	64,656
Property investigation	-	13,471	22,591	122,585
Shareholder information	1,108	679	7,936	1,658
Transfer agent and filing fees	6,006	5,985	19,126	23,346
Travel	-	-	-	23
Loan write-off	12,161	-	12,161	-
Stock based compensation	14,771	22,333	42,685	116,288
Loss before other income and expenses	(127,688)	(119,775)	(328,004)	(588,650)
OTHER INCOME AND EXPENSES				
Interest income	-	-	9	388
Net income (loss) for the period	(127,688)	(119,775)	(327,995)	(588,262)
Deficit, beginning of period	(21,778,371)	(21,374,823)	(21,578,064)	(20,906,336)
Deficit, end of period	$ (21,906,059)	$ (21,494,598)	$ (21,906,059)	$(21,494,598)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.06)
Weighted average number of common shares outstanding	14,208,611	9,316,279	12,709,754	9,316,279

The accompanying notes are an integral part of these financial statements.

3

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in Canadian Dollars)
(Unaudited - Prepared by Management)

	September 30, 2009 (unaudited)	December 31, 2008 (audited)
Share Capital		
Balance, beginning of period	$ 21,491,585	$ 21,491,585
Shares issued for private placement	812,495	-
Valuation of warrants issued	(95,391)	-
Valuation of warrants extended	(7,453)	-
Shares issued on exercise of stock options	-	-
Shares issued on exercise of warrants	-	-
Balance, end of period	22,201,236	21,491,585
Warrants		
Balance, beginning of period	229,200	357,356
Valuation of warrants issued	95,391	-
Valuation of warrants exercised	-	-
Valuation of warrants extended	7,453	-
Valuation of agent's warrants cancelled	-	(32,523)
Valuation of warrants cancelled	(229,200)	(95,633)
Balance, end of period	102,844	229,200
Contributed Surplus		
Balance, beginning of period	1,741,888	1,473,355
Stock-based compensation	42,685	140,377
Agent's warrants cancelled	-	32,523
Warrants cancelled	229,200	95,633
Exercise of stock options	-	-
Balance, end of period	2,013,773	1,741,888
Deficit		
Balance, beginning of period	(21,578,064)	(20,906,336)
Net loss for the period	(327,995)	(671,728)
Balance, end of period	(21,906,059)	(21,578,064)
Total shareholders' equity, end of period	$ 2,411,794	$ 1,884,609

The accompanying notes are an integral part of these financial statements

4

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended September 30 2009	Three months ended September 30 2008	Nine months ended September 30 2009	Nine months ended September 30 2008
CASH PROVIDED BY (USED FOR):				
Net (loss) for the period	$ (127,688)	$ (119,775)	$ (327,995)	$ (588,262)
Items not affecting cash:				
Stock-based compensation	-	22,333	42,685	116,288
Changes in non-cash working capital items:				
Amounts due to related parties	(775)	7,500	6,225	41,500
(Increase) decrease in receivables	13,844	3,683	944	11,948
Increase in prepaid expenses	-	(10,152)	-	(10,152)
Increase (decrease) in accounts payable and accrued liabilities	6,110	(1,711)	(58,980)	25,758
Cash used in operating activities	(93,738)	(98,122)	(337,121)	(402,920)
INVESTING ACTIVITIES				
Deposit	-	-	-	-
Exploration advance	-	-	-	-
Purchase of Investments	-	-	-	(254,380)
Mineral property interests and deferred exploration costs	(61,321)	(79,602)	(115,244)	(16,793)
Cash used in investing activities	(61,321)	(79,602)	(115,244)	(422,317)
FINANCING ACTIVITIES				
Proceeds received for shares issued, net of costs	458,000	-	770,495	-
Proceeds received from warrants exercised	-	-	-	-
Cash provided by financing activities	458,000	-	770,495	-
Increase (decrease) in cash	302,941	(177,724)	318,130	(825,237)
Cash, beginning of period	15,389	258,565	200	906,078
Cash, end of period	$ 318,330	$ 80,841	$ 318,330	$ 80,841
Supplement schedule of non-cash transactions				
Shares issued on services rendered	$ 42,000	$ -	$ 42,000	$ -
Cash paid for:				
Income taxes	$ -	$ -	$ -	$ -
Interest	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

5

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

1. NATURE AND CONTINUANCE OF OPERATIONS

Cronus Resources Ltd. (the 'Company') was originally incorporated in British Columbia on July 2, 1986 and subsequently continued its registration into Yukon, Canada under the Business Corporation Act (Yukon). On June 25, 2009 the Company continued its registration into Ontario. Pursuant to a special resolution passed by the shareholders of the Company on December 16, 2005, the Company changed its name from Lalo Ventures Ltd. to Sunrise Minerals Inc., on December 16, 2005, and again changed its name to Cronus Resources Ltd. effective March 7, 2008.

The Company is a Canadian junior exploration company engaged in acquisition and exploration of mineral properties. The Company is currently focused on gold properties in Mexico.

The Company is dependent upon issuances of common shares to provide the funding necessary to meet its general operating expenses as they arise. The Company will require additional financing to continue to explore for gold in Mexico. There can be no assurance that such additional financing will be available.

These financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business. In assessing whether the going concern assumptions is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity's ability to continue as a going concern, as described in the following paragraph. These consolidated statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

As at September 30, 2009 the Company reported a loss of $327,995, an accumulated deficit of $21,906,059 as at that date and has not generated cash flow from operations. The Company is in the exploration stage and is subject to risks and challenges similar to other companies in a comparable stage of exploration. These risks include, but are not limited to, dependence on key individuals, successful exploration and the ability to secure adequate financing to meet the minimum capital required to successfully complete the projects and continue as a going concern. There is no assurance that these initiatives will be successful and as a result there is substantial doubt regarding the applicability of the going concern assumption.

		September 30, 2009		December 31, 2008
Cash	$	318,330	$	200
Deficit	$	(21,906,059)	$	(21,578,064)
Working capital (deficiency)	$	137,508	$	(274,433)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and are prepared on a basis consistent with the prior period. Outlined below are those policies considered particularly significant.

(a) Basis of consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of the Company. The Company has no subsidiaries at this time.

6

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

(b) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. The most significant estimates are related to the recoverability of mining interests, fair value of stock-based securities, and valuation of future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

(c) Interest in Mineral Properties and Deferred Exploration Expenditures

The Company accounts for exploration property costs in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC 174, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 174") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of acquisition and exploration costs of an exploration property where such costs are considered to have the characteristics of property, plant and equipment.

Interest in mineral properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of-production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations when abandoned or sold.

Acquisition costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value of mining interests is reduced by any option proceeds or government grants received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

EIC 174 provides that an exploration stage enterprise with initially capitalized exploration costs that has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property, is not obliged to conclude that the capitalized costs have been impaired. However, EIC 174 references certain conditions that should be considered in determining subsequent write downs, such as a significant adverse change in the business climate, changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(d) Asset Retirement Obligations

The Company is following the recommendations of the CICA Handbook Section 3110 in accounting for asset retirement obligations. Under this standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. The Company has no asset retirement obligations as at September 30, 2009 or at December 31, 2008.

(e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and money market investments with original maturities of three months or less and which are readily convertible into cash.

7

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

(f) Stock-based Compensation

The Company recognizes stock-based compensation expense for grants of options to officers, directors and employees in the financial statements based on the estimated fair value at the grant date. Stock based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

(g) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(h) Variable interest entities

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective January 1, 2006 and has determined that it does not have a primary beneficiary interest in VIEs.

(i) Loss per Common Share

Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

(j) Furniture and equipment

Furniture and equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Computer equipment	30%
Furniture and equipment	20%

Amortization is at one-half of indicated rates in the year of acquisition.

(k) Foreign currency translation

Foreign currency transactions are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the period end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

8

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

Exploration operations in Mexico are considered integrated foreign operations therefore monetary items are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in operations in the current period.

(l) Financial instruments, Comprehensive Income (Loss) and Hedges

Capital Disclosures and Financial Instruments – Disclosures and Presentation:
On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on January 1, 2008.

On August 1, 2007, the Company adopted prospectively the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments - Recognition and Measurement*; Section 3861, *Financial Instruments - Disclosure and Presentation*; and Section 3865, *Hedges*.
Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Company includes unrealized gains and losses on available for-sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations, comprehensive loss and deficit. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a new category in shareholders' equity.

All financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has made the following classifications:

Cash and cash equivalents	- Held-for-trading
Marketable security	- Available-for-sale
Accounts receivable	- Loans and receivables
Accounts payable and accrued liabilities	- Other financial liabilities

Transaction costs are expensed as incurred for all financial instruments.

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. As at and during the period ended September 30, 2009, the Company had no hedges. At January 1, 2008, there was no effect on the Company's consolidated balance sheet of adopting these standards.

9

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

The adoption of these handbook Sections had no impact on opening deficit.

Amendments To Section 1400 – General Standards of Financial Statement Presentation
In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

(m) Accounting changes

Mining exploration costs:
On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract had no impact on the Company's presentation of its financial position or results of operations as at September 30, 2009.

(n) Future Accounting Changes

(i) International Financial Reporting Standards ("IFRS")

In February 2008, the Accounting Standards Board of the CICA confirmed its strategic plan which will abandon GAAP and affect a complete convergence to the International Financial Reporting Standards ("IFRS"). These new standards will be effective for the Company's interim financial statements commencing October 31, 2011.

The Company has commenced an initial qualitative assessment to identify the main IFRS areas that it needs to address. This includes an assessment of how difficult it will be to quantify and gather the relevant information and their potential impact on the Company. This study will serve as a road map for developing a more detailed IFRS conversion project plan and focusing on the areas where the impact may be the greatest. The Company continues to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on its future financial position and results of operations is not reasonably determinable or estimable.

Further, the Company anticipates a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of this disclosure required and any necessary system changes to gather and process the information. During 2009, the Company will commence a more detailed analysis and a plan for conversion to IFRS.

(ii) Goodwill and Intangible Assets

In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets.

Under previous Canadian standards, a greater number of items were recognized as assets than are recognized under International Financial Reporting Standards ("IFRS"). The provisions relating to the definition and initial recognition of intangible assets reduce the differences with IFRS in the accounting for intangible assets. The objectives of CICA 3064 are: 1) to reinforce the principle-based approach to the recognition of assets; 2) to establish the criteria for asset recognition; and 3) to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets items that do not meet the recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The portions in the standard relating to goodwill remain unchanged.

10

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

(iii) Business Combinations - Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling Interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3, "Business Combinations". Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS-27, "Consolidated and Separate Financial Statements". The Company is in the process of evaluating the requirements of the new standards.

The Company continues to assess the impact of these new accounting standards on its consolidated financial statements.

3. INVESTMENTS

Investments in shares are accounted for at cost.

	September 30, 2009	December 31, 2008
Shares in Empacadora Costa Caribe S.A. (i)	$ 21,844	$ 21,844
Shares in Nicaragua BioEnergy Corporation S.A. (ii)	32,536	32,536
Shares in Kimminic Corporation (iii)	200,000	200,000
	$ 254,380	$ 254,380

(i) On April 22, 2008 the Company purchased a 26.8% interest in the common shares of Empacadora Costa Caribe S.A., a company incorporated under the laws of Nicaragua which business activity is running a livestock processing facility.

(ii) On April 22, 2008 the Company purchased a 30% interest in the common shares of Nicaragua BioEnergy Corporation S.A., a company incorporated under the laws of Nicaragua which business activity is the production of African palm oil.

(iii) On July 10, 2008 the Company purchased a 4% interest in the common shares of Kimminic Corporation a company incorporated under the laws of Ontario which business activity is the production of growing jathropa plants for conversion to bio diesel fuel in Ghana.

4. MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS

The mineral properties are recorded at cost and consist of the following:

Baja Project, Mexico

On September 9, 2004, the Company signed an agreement to acquire a 100% interest in mining exploration concessions and several concession applications located in the states of Baja California Norte and Baja California Sur, Mexico. The Company, through Baminex S.A. de C.V. ("Baminex"), the vendor, has formally applied for, or is in the process of applying for the concessions which are the subject of this transaction. Additionally, the Company is acquiring further concessions in the area.

11

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

The Company can earn a 100% interest in each concession, subject to staged exploration expenditures of US$150,000 per concession, staged cash payments to Baminex to a maximum of US$925,000, and staged share issuances to a maximum of 50,000 common shares to be incurred, paid and issued as follows:

a) Pay US$35,000 during fiscal 2004 (paid);
b) Pay US$45,000 by 2005 (paid) and issue 12,500 shares (issued, valued at $17,500);
c) Pay up to US$90,000 during fiscal 2006 (paid);
d) Pay up to US$145,000 during fiscal 2007; (paid $20,000 with the balance being deferred for an indefinite period as mutually agreed);
e) Pay up to US$230,000 during fiscal 2008. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$600,000 prior to fiscal year-end 2008; (being deferred for an indefinite period as mutually agreed);
f) Pay up to US$125,000 during fiscal 2009. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$1,050,000 prior to fiscal year-end 2009; (being deferred for an indefinite period as mutually agreed);
g) Pay up to US$125,000 during fiscal 2010. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$450,000 prior to fiscal year-end 2010;
h) Pay up to US$95,000 during fiscal 2011;
i) Pay up to US$35,000 during fiscal 2012;
j) Issue 37,500 common shares in stages, upon granting of certain mineral property concessions and attaining certain milestones in the option agreement.

A net smelter return royalty ("NSR") of 2 % will be payable on the concessions retained and the Company has the right to buy out the NSR on the basis of US$1,000,000 for each percentage, the first percent to be paid half in cash and half in shares and the second percent to be paid in shares at the option of Baminex.

Carrying values of the Company's mineral interests are as follows: The following summarizes the Company's mineral property interests for the six month period ended September 30, 2009:

	September 30, 2009 Baja Project, Mexico	December 31, 2008 Baja Project, Mexico
Balance, beginning of period	$ 1,904,662	$ 1,661,112
Costs incurred during the period:		
Acquisition costs	-	19,713
Deferred exploration costs:		
Assays	-	-
Consulting	24,284	31,882
Field expenses	-	-
Fees, dues, license, insurance, taxes	45,799	132,467
Legal	3,229	3,867
Office	19,950	26,820
Travel	21,982	28,801
Balance, end of the period	$ 2,019,906	$ 1,904,662

12

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

5. SHARE CAPITAL

(a) Authorized - Unlimited number of common shares
(b) Common shares issued

	Number of common shares		Stated value
Balance, December 31, 2006	6,767,149	$	19,415,418
Shares issued for private placement (i)	1,000,000		1,200,000
Warrants valuation-private placement (i)	-		(90,000)
Shares issued for private placement (ii)	1,451,250		928,800
Warrants valuation-private placement (ii)	-		(139,200)
Shares issued for exercised options	62,500		116,425
Shares issued for exercised warrants	35,375		60,142
Balance, December 31, 2007	9,316,274	$	21,491,585
Balance, December 31, 2008	9,316,274	$	21,491,585
Shares issued for private placement (iii)	3,285,000		312,495
Warrants valuation-private placement (iii)	-		(42,891)
Shares issued for private placement (iv)	2,500,000		500,000
Warrants valuation-private placement (iv)	-		(52,500)
Warrants valuation-warrant extension (Note 6(b))	-		(7,453)
Balance, September 30, 2009	15,101,274	$	22,201,236

On March 7, 2008 Sunrise Mineral Inc. completed a name change to Cronus Resources Ltd. (the "Company") and at the same time consolidated its share capital on the basis of four (4) outstanding common shares of Sunrise Minerals Inc. into one (1) common share of Cronus Resources Ltd. Warrants and stock options were similarly consolidated.

The opening balances of the number of outstanding common shares, stock options and warrants have been retroactively restated to reflect the consolidation.

Private placements

(i) On January 2, 2007, the Company closed a non-brokered private placement of 4,000,001 pre share consolidation units at $0.30 per unit, for total proceeds of $1,200,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.35 for two years.

The Company's management has determined that the warrants have an estimated fair value of $90,000 based on a proportionate division of proceeds between shares and warrants.

(ii) On August 16, 2007, the Company closed a non-brokered private placement of 5,805,000 pre-share consolidation units at $0.16 per unit, for total proceeds of $928,000. Each unit consisted of one common share and one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.22 for two years.

The Company's management has determined that the warrants have an estimated fair value of $139,200 based on a proportionate

13

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

division of proceeds between shares and warrants.

(iii) On February 5, 2009, the Company closed a non-brokered private placement of 3,285,000 units at $0.10 per unit, for total net proceeds of $312,495. Each unit consisted of one common share and one half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.15 for two years.

The Company's management has determined that the warrants have an estimated fair value of $42,891 based on a Black-Scholes valuation of the warrants and a proportionate division of proceeds between shares and warrants.

(iv) On July 27, 2009 the Company closed the first tranche of a non-brokered private placement of 875,000 units at $0.20 per unit, for total net proceeds of $175,000. On August 5, 2009, the Company closed the second tranche of the non-brokered private placement of 1,845,000 units at $0.20 per unit, for total net proceeds of $369,000. Each unit consisted of one common share and one half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.40 for two years.

At September 30, 2009, cash had not been received for 220,000 units of the August 5 tranche. The cash was received subsequent to September 30, 2009.

The Company's management has determined that the warrants issued at September 30, 2009 related to this financing had an estimated fair value of $52,500 based on a Black-Scholes valuation of the warrants.

(c) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	September 30, 2009	December 31, 2008
Numerator:		
(Loss) for the period	$ (327,995)	$ (675,328)
Numerator for basic and diluted (loss) per share	$ (327,995)	$ (675,328)
Denominator:		
Weighted average number of common shares	12,709,754	9,316,274
Denominator for basic (loss) per share	12,709,754	9,316,274
Effect of dilutive securities:		
Stock options (i)	-	-
Share purchase warrants (i)	-	-
Denominator for diluted (loss) per share	12,709,754	9,316,274
Basic and diluted (loss) per share	$ (0.03)	$ (0.07)

6. STOCK OPTIONS, WARRANTS AND CONTRIBUTED SURPLUS

a) Stock options

The Company has a stock option plan to grant options to directors and employees to acquire common shares, up to an amount equivalent to 10% of the outstanding common shares. Under the plan, the exercise price of each option may not be less than the market price of the Company's stock as calculated on the date of grant less the applicable discount. The options can be granted for a maximum term of 5 years and vesting periods are determined by the board of directors.

14

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

Stock option transactions are summarized as follows:

	September 30 2009		December 31 2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	578,750	$ 0.44	679,583	$ 1.24
Balance, after re-pricing	578,750	0.44	679,583	0.84
Granted	505,000	0.18	300,000	0.36
Exercised	-	-	-	-
Expired/Cancelled	(140,000)	0.37	(400,833)	1.06
Balance, end of period	943,750	$ 0.31	578,750	$ 0.44
Options exercisable, end of period	565,000	$ 0.40	428,750	$ 0.47

Effective June 24, 2008 the shareholders agreed to reduce the strike price of certain stock options to $0.40.

As at September 30, 2009, the Company had outstanding stock options, enabling the holders to acquire further common shares as follows:

Expiry Date		Note	Number of Shares	Exercise Price	Fair Value of Outstanding Options	Fair Value Expensed to Dec. 31, 2008	Fair Value Expensed 6 months to June 30, 2009
August 3, 2010	Stock options		25,000	$0.40	15,748	15,748	$ -
September 26, 2011	Stock options		50,000	$0.40	29,880	29,880	-
December 19, 2011	Stock options		32,500	$0.40	32,170	32,170	-
September 7, 2012	Stock options	6(a)(ii)	131,250	$0.68	112,620	112,620	-
May 9, 2013	Stock options	6(a)(iii)	300,000	$0.36	72,266	54,199	18,067
May 4, 2014	Stock options	6(a)(iv)	505,000	$0.18	59,085	-	24,618
Total			943,750		$321,769	$244,617	$ 42,685

(i) On March 27, 2007 the Company granted 81,250 stock options to the directors, officers and consultants of the Company. The exercise price of the options is $1.56 per share and the expiry date is March 27, 2012. The number of stock options reported has been reduced to retroactively reflect a four for one consolidation which occurred March 7, 2008.

The options have an estimated value of $73,956 which was expensed as they vested (1/4 in three months, 1/4 in six months, 1/4 in nine months and 1/4 in twelve months from the date of grant). The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%; expected volatility – 91.78%; risk-free interest rate – 3.99%; and expected life - 5 years. During the period ended June 30, 2009 $nil (2008, $25,600) was expensed and charged to contributed surplus.

(ii) On September 7, 2007 the Company granted 231,250 stock options to the directors, officers and consultants of the Company. The exercise price of the options is $0.68 per share and the expiry date is September 7, 2012. The number of stock options reported has been reduced to retroactively reflect a four for one consolidation which occurred March 7, 2008.

15

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

The options have an estimated value of $112,620 which was expensed as they vested (1/4 in three months, 1/4 in six months, 1/4 in nine months and 1/4 in twelve months from the date of grant). The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%; expected volatility – 101.75%; risk-free interest rate – 4.19%; and expected life - 5 years. During the period ended September 30, 2009 $nil (2008, $56,310) was expensed and charged to contributed surplus.

(iii) On May 9, 2008 the Company granted 300,000 stock options to the directors, officers and consultants of the Company. The exercise price of the options is $0.36 per share and the expiry date is May 9, 2013.

The options have an estimated value of $72,266 which was expensed as they vested (1/4 in three months, 1/4 in six months, 1/4 in nine months and 1/4 in twelve months from the date of grant). The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%; expected volatility – 85%; risk-free interest rate – 1.5%; and expected life – 2.5 years. During the period ended September 30, 2009 $18,067 (2008, $12,044) was expensed and charged to contributed surplus.

(iv) On May 4, 2009 the Company granted 505,000 stock options to the directors, officers and consultants of the Company. The exercise price of the options is $0.18 per share and the expiry date is May 4, 2014.

The options have an estimated value of $59,085 which will be expensed as they vest (1/4 in three months, 1/4 in six months, 1/4 in nine months and 1/4 in twelve months from the date of grant). The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%; expected volatility – 85%; risk-free interest rate – 1.5%; and expected life –5 years. During the period ended September 30, 2009, $24,618 was expensed and charged to contributed surplus.

(b) Warrants

The following summarizes the number of warrants that have been issued and exercised during the period:

	September 30, 2009		**December 31, 2008**	
	Number of Warrants	**Weighted Average Exercise Price ($)**	**Number of Units**	**Weighted Average Exercise Price ($)**
Opening balance	1,951,250	1.01	2,536,709	1.12
Issued	2,892,500	0.29	-	-
Extended	1,451,250	0.88	-	-
Exercised	-	-	-	-
Expired	(1,951,250)	1.01	(585,459)	1.40
Closing balance	4,343,750	0.47	1,951,250	1.01

16

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

	Number of Warrants	BLACK-SCHOLES VALUE ($)
Balance December 31, 2008	1,951,250	$ 229,200
Private placement additions	2,892,500	95,391
Extended	1,451,250	7,453
Expired	(1,951,250)	(229,200)
Balance September 30, 2009	**4,343,750**	**$ 102,844**

As at September 30, 2009, the following warrants were outstanding:

EXPIRY DATE	WARRANTS	EXERCISE PRICE
August 10, 2010	1,451,250	0.88
February 5, 2011	1,642,500	0.15
July 27, 2011	437,500	0.40
August 5, 2011	812,500	0.40
	4,343,750	0.47

On May 19, 2009 the Company extended the expiry date of 1,451,250 warrants to August 10, 2010. A value of $7,453 was ascribed to the extension, based on the share price at the expiry and the strike price of the warrants for a term of one year.

(c) Contributed surplus

The total of contributed surplus summarized as follows:

Balance December 31,2008	$	1,741,888
Stock-based compensation		42,685
Warrants expired		229,200
Exercising of options		-
Balance June 30, 2009	$	2,013,773

7. RELATED PARTY TRANSACTIONS

The following transactions occurred with related parties:

a) Paid or accrued $24,000 (Q3 2008 -$22,500) in salaries to the president of the Company;
b) Paid or accrued $13,500 (Q3 2008 -$12,000) for consulting fees to directors;
c) Paid or accrued $6,000 (Q3 2008 -$6,000) for consulting fees to an executive officer of the Company;

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are comprised of amounts due to directors and officers or companies controlled by them, for fees rendered. These amounts are unsecured and non-

17

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

interest bearing with no specific terms of repayment.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

To date in 2009 and for the year 2008, the Company had no significant non-cash transactions. The Company issued $42,000 of shares in the August 5, 2009 private placement for the fair value of accounts payable at the time of the placement.

9. GEOGRAPHIC INFORMATION

The Company has one operating segment, being the acquisition and exploration of mineral property interests. Geographic information is as follows:

Assets	September 30, 2009	December 31, 2008
Canada	320,114	2,928
Mexico	2,019,906	1,904,662
Other	254,380	254,380
	$ 2,594,400	$ 2,161,970

10. CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of properties for valuable minerals. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage and as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. In some circumstances, the Company may enter into joint venture agreements whereby, a third party earns an interest in a specific property by incurring an agreed amount of exploration expenditures. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential and if it has adequate financial resources to do so.

11. RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS

The Company's major mineral property is the San Juan Property in Baja, Mexico (the "Property"). Unless the Company acquires or develops additional material properties, the Company will be mainly dependent upon its existing Property. If no additional major mineral properties are acquired by the Company, any adverse development affecting the Company's Property would have a material adverse effect on the Company's financial condition and results of operations.

18

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

Other risk factors and the impact on the Company's financial instruments are summarized below:

Credit risk
Credit risk is the risk of loss associated with counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and accounts receivable. Cash consists of cash on hand with reputable financial institutions. Financial instruments included in accounts receivable consist of sales tax receivable from government authorities in Canada and deposits held with vendors. Management believes that credit risk with respect to financial instruments included in cash and accounts receivable is low.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2009 the Company had a cash balance of $318,330 (December 31, 2008 - $ 200) to settle current liabilities of $137,508 (December 31, 2008 - $297,361). A significant amount ($115,225) of the Company's payables are due to related parties who are willing to defer payment at this time.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest rate risk
The Company has cash balances and does not have any interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its investments.

Foreign currency risk
The Company's functional currency is the Canadian dollar and majority of the Company's cash is held in Canadian dollars. The majority of the Company's exploration transactions are denominated in US dollars. The Company converts Canadian dollars to foreign currencies as needed, at market rates.

Commodity price risk
The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices as it relates to valuable minerals to determine the appropriate course of action to be taken by the Company. The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of gold, platinum, palladium and certain other metals.

The carrying values for short-term investment, sundry receivables and prepaid expenses, subscription receivable, and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

The Company has designated its cash as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

19

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
September 30, 2009

Sensitivity analysis
Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:
(i) Interest rate risk is moderate. However, recent market events have created greater risk of lower interest rates. Based on the cash on hand, a 1% change in interest rates would have a nominal change on the interest earned.
(ii) The Company does not hold balances in foreign currencies, preferring to hold cash in low risk, secure Canadian dollar investments at Canadian banks. Foreign exchange risk related to required payments is perceived as moderate risk. US dollar denominated expenditures in the previous year were $0.2 million. Based on these numbers a 1% change in the US dollar would generate a $2,000 difference in the Canadian dollars required to fund these expenditures.
(iii) Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability from mineral exploration depends upon the world market price of valuable minerals. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of valuable minerals may be produced in the future, a profitable market will exist for them.

As of September 30, 2009, the Company is not a producer of valuable minerals. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current period financial statement presentation.

13. COMMITMENTS

The Company has expenditure and payment commitments to maintain its mineral property interests, as disclosed in Note 5.

14. SUBSEQUENT EVENTS

On October 9, 2009 the Company announced that it had entered into an agreement to amalgamate with Continental Gold Limited (Continental). The agreement would leave the Company with a 13% ownership of the amalgamated entity and Continental would receive the remaining 87% ownership of the amalgamated company.

Subsequent to September 30, 2009 the Company received the $44,000 cash for the remaining 220,000 units related to the August 5, 2009 private placement.

20

Stern & Lovrics LLP
Chartered Accountants

Samuel V. Stern, BA, CA
George G. Lovrics, BComm, CA, CPA (Illinois)

Nazli Dewji, BA, CMA
Albert L. Stal, CA (Ont., Que.), CFP

To the shareholders of

Cronus Resources Ltd. (formerly Sunrise Minerals Inc.)

Toronto, Canada

April 24, 2009

Stern & Lovrics LLP

Chartered Accountants
Licensed Public Accountants

1200 Sheppard Avenue East, Suite 406, North York, Ontario M2K 2S5 Tel: (416) 499-8848 Fax: (416) 491-5301

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
BALANCE SHEETS
AS AT DECEMBER 31
(AUDITED, IN CANADIAN DOLLARS)

	2008	2007
ASSETS		
Current		
Cash and equivalents	$ 200	$ 906,078
Receivables	2,728	14,079
Prepaid expenses	-	6,248
Total current assets	2,928	926,405
Investments (Note 3)	254,380	-
Mineral property interests and deferred exploration costs (Note 5)	1,904,662	1,661,112
Total assets	$ 2,161,970	$ 2,587,517
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 126,361	$ 69,557
Due to related parties (note 7)	151,000	102,000
Total current liabilities	277,361	171,557
Shareholders' equity		
Capital stock (note 6)	21,491,585	21,491,585
Warrants (note 7)	229,200	357,356
Contributed surplus (Note 7)	1,741,888	1,473,355
Deficit	(21,578,064)	(20,906,336)
Total shareholders' equity	1,884,609	2,415,960
Total liabilities and shareholders' equity	$ 2,161,970	$ 2,587,517

Going concern (Note 1)
Commitments (Note 12)
Subsequent events (Note 14)

Approved on behalf of the Board of Directors:

_________________ Director _________________ Director

The accompanying notes are an integral part of these financial statements

1

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED DECEMBER 31
(AUDITED, IN CANADIAN DOLLARS)

	2008	2007
EXPENSES		
Consulting fees	**105,142**	$ 212,431
Corporate secretarial	**-**	14,153
Loss on foreign exchange	**4**	5,370
Office and miscellaneous	**200,813**	229,421
Professional fees	**52,156**	100,000
Property investigation	**146,820**	387,321
Shareholder communications	**1,972**	3,922
Stock based compensation	**140,377**	275,198
Transfer agent and filing fees	**24,808**	31,739
Travel	**24**	47,010
Loss before other items	**(672,116)**	(1,306,565)
OTHER ITEMS		
Interest income	**388**	3,923
Net loss and comprehensive loss for the year	**(671,728)**	(1,302,642)
Deficit, beginning of the year	**(20,906,336)**	(19,603,694)
Deficit, end of the year	**$ (21,578,064)**	$ (20,906,336)
Basic and diluted loss per share	**$ (0.07)**	$ (0.16)
Weighted average number of shares outstanding (Note 5)	**9,316,274**	8,380,044

The accompanying notes are an integral part of these financial statements

2

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31
(AUDITED, IN CANADIAN DOLLARS)

	2008	2007
Share Capital		
Balance, beginning of period	$ 21,491,585	$ 19,415,418
Shares issued for private placement	-	1,200,000
Valuation of warrants issued	-	(90,000)
Shares issued for private placement	-	928,800
Valuation of warrants issued	-	(139,200)
Shares issued on exercise of stock options	-	116,425
Shares issued on exercise of warrants	-	60,142
Balance, end of period	21,491,585	21,491,585
Warrants		
Balance, beginning of period	357,356	186,273
Valuation of warrants issued	-	229,200
Valuation of warrants exercised		(5,617)
Valuation of agent's warrants cancelled	(32,523)	-
Valuation of warrants cancelled	(95,633)	(52,500)
Balance, end of period	229,200	357,356
Contributed Surplus		
Balance, beginning of period	1,473,355	1,199,582
Stock-based compensation	140,377	275,198
Agent's warrants cancelled	32,523	-
Warrants cancelled	95,633	52,500
Exercise of stock options	-	(53,925)
Balance, end of period	1,741,888	1,473,355
Deficit		
Balance, beginning of period	(20,906,336)	(19,603,694)
Net loss for the period	(671,728)	(1,302,642)
Balance, end of period	(21,578,064)	(20,906,336)
Total shareholders' equity, end of period	$ 1,884,609	$ 2,415,960

The accompanying notes are an integral part of these financial statements

3

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(AUDITED, IN CANADIAN DOLLARS)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (671,728)	$ (1,302,642)
Items not affecting cash:		
Stock based compensation	140,377	275,198
Write-down of equipment	-	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	11,351	(2,790)
(Increase) decrease in prepaid expenses	6,248	10,544
Increase (decrease) in accounts payable and accrued liabilities	56,804	(25,457)
Increase (decrease) in due to related parties	49,000	(70,321)
Net cash in operating activities	(407,948)	(1,115,468)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit	-	11,500
Mineral property interests and deferred exploration costs	(243,550)	(320,624)
Purchase of investments	(254,380)	-
Net cash used in investing activities	(497,930)	(309,124)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds received for shares issued	-	2,191,300
Proceeds received from warrants exercised	-	54,525
Proceeds received from subscription receivable	-	-
Net cash provided by financing activities	-	2,245,825
Change in cash and equivalents during the year	(905,878)	821,233
Cash and equivalents, beginning of the year	906,078	84,845
Cash and equivalents, end of year	$ 200	$ 906,078
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements

4

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1. NATURE AND CONTINUANCE OF OPERATIONS

Cronus Resources Ltd. (the 'Company') was originally incorporated in British Columbia on July 2, 1986 and subsequently continued its registration into Yukon, Canada under the Business Corporation Act (Yukon). Pursuant to a special resolution passed by the shareholders of the Company on December 16, 2005, the Company changed its name from Lalo Ventures Ltd. to Sunrise Minerals Inc., on December 16, 2005, and again changed its name to Cronus Resources Ltd. effective March 7, 2008.

The Company is a Canadian junior exploration company engaged in acquisition and exploration of mineral properties. The Company is currently focused on gold properties in Mexico.

The Company is dependent upon issuances of common shares to provide the funding necessary to meet its general operating expenses as they arise. The Company will require additional financing to continue to explore for gold in Mexico. There can be no assurance that such additional financing will be available.

These financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business. In assessing whether the going concern assumptions is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity's ability to continue as a going concern, as described in the following paragraph. These consolidated statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

As at December 31, 2008 the Company reported a loss of $671,728, an accumulated deficit of $21,578,064 as at that date and has not generated cash flow from operations. The Company is in the exploration stage and is subject to risks and challenges similar to other companies in a comparable stage of exploration. These risks include, but are not limited to, dependence on key individuals, successful exploration and the ability to secure adequate financing to meet the minimum capital required to successfully complete the projects and continue as a going concern. There is no assurance that these initiatives will be successful and as a result there is substantial doubt regarding the applicability of the going concern assumption.

	2008	2007
Cash	$ 200	$ 906,078
Deficit	$ (21,578,064)	$ (20,906,336)
Working capital (deficiency)	$ (274,433)	$ 754,848

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and are prepared on a basis consistent with the prior period. Outlined below are those policies considered particularly significant.

(a) Basis of consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of the Company. The Company has no subsidiaries at this time.

(b) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense

5

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

during the report period. The most significant estimates are related to the recoverability of mining interests, fair value of stock-based securities, and valuation of future tax assets and liabilities. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

(c) Interest in Mineral Properties and Deferred Exploration Expenditures

The Company accounts for exploration property costs in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of acquisition and exploration costs of an exploration property where such costs are considered to have the characteristics of property, plant and equipment.

Interest in mineral properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of-production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations when abandoned or sold.

Acquisition costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value of mining interests is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

EIC 126 provides that an exploration stage enterprise with initially capitalized exploration costs that has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property, is not obliged to conclude that the capitalized costs have been impaired. However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. On an annual basis and when impairment indicators arise, the Company evaluates the future recoverability of its non monetary assets, including equipment, and mineral property interests and deferred exploration costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

(d) Asset Retirement Obligations

The Company is following the recommendations of the CICA Handbook Section 3110 in accounting for asset retirement obligations. Under this standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. The Company has no asset retirement obligations as at December 31, 2008.

(e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and money market investments with original maturities of three months or less and which are readily convertible into cash.

(f) Stock-based Compensation

The Company recognizes stock-based compensation expense for grants of options to officers, directors and employees in the financial statements based on the estimated fair value at the grant date. Stock based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

6

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(h) Variable interest entities

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective January 1, 2006 and has determined that it does not have a primary beneficiary interest in VIEs.

(i) Loss per Common Share

Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

(j) Furniture and equipment

Furniture and equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

Computer equipment	30%
Furniture and equipment	20%

Amortization is at one-half of indicated rates in the year of acquisition.

(k) Foreign currency translation

Foreign currency transactions are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the period end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

Exploration operations in Mexico are considered integrated foreign operations therefore monetary items are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in operations in the current period.

(l) Financial instruments, Comprehensive Income (Loss) and Hedges

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments Recognition and Measurement", 1530.

7

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

"Comprehensive Income", 3861, "Financial Instruments - Disclosure and Presentation" and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective August 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount. Fair value or cost-based measures are required under different circumstance. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.

All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired, at which time the amounts would be recorded in net earnings.

(b) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c) Financial instruments - disclosure and presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.

(d) Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(e) Impact upon adoption of Sections 1530, 3855, 3861 and 3865

The Company has evaluated the impact of sections 1530, 3855, 3861 and 3865 on its financial statements and determined that no adjustments are currently required.

The adoption of these handbook Sections had no impact on opening deficit.

Amendments To Section 1400 – General Standards of Financial Statement Presentation

In June 2007, the CICA amended Handbook Section 1400, Going Concern, to include additional requirements to assess and disclose an entity's ability to continue as a going concern. Section 1400 is effective for interim and annual reporting periods

8

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

beginning on or after January 1, 2008. The adoption of this standard had no impact on the Company's operating results or financial position.

(m) Accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation:

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on August 1, 2008.

In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories. Under the new section, inventories are required to be measured at the "lower of cost and net realizable value, which is different from the existing guidance of the "lower of cost and market value". The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses. The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact will not be material.

(n) Future Accounting Changes

(i) International Financial Reporting Standards ("IFRS")

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability (PAEs"). The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

(ii) Goodwill and Intangible Assets

In November 2007, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets.

9

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

3. INVESTMENTS

Investments in shares are accounted for at cost.

		2008		2007
Shares in Empacadora Costa Caribe S.A. (i)	$	21,844	$	-
Shares in Nicaragua BioEnergy Corporation S.A. (ii)		32,536		-
Shares in Kimminic Corporation (iii)		200,000		-
	$	254,380	$	-

(i) On April 22, 2008 the Company purchased a 26.8% interest in the common shares of Empacadora Costa Caribe S.A., a company incorporated under the laws of Nicaragua which business activity is running a livestock processing facility.

(ii) On April 22, 2008 the Company purchased a 30% interest in the common shares of Nicaragua BioEnergy Corporation S.A., a company incorporated under the laws of Nicaragua which business activity is the production of African palm oil.

(iii) On July 10, 2008 the Company purchased a 4% interest in the common shares of Kimminic Corporation a company incorporated under the laws of Ontario which business activity is the production of growing jathropa plants for conversion to bio diesel fuel in Ghana.

4. MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS

The mineral properties are recorded at cost and consist of the following:

Baja Project, Mexico

On September 9, 2004, the Company signed an agreement to acquire a 100% interest in mining exploration concessions and several concession applications located in the states of Baja California Norte and Baja California Sur, Mexico. The Company, through Baminex S.A. de C.V. ("Baminex"), the vendor, has formally applied for, or is in the process of applying for the concessions which are the subject of this transaction. Additionally, the Company is acquiring further concessions in the area.

The Company can earn a 100% interest in each concession, subject to staged exploration expenditures of US$150,000 per concession, staged cash payments to Baminex to a maximum of US$925,000, and staged share issuances to a maximum of 50,000 common shares to be incurred, paid and issued as follows:

a) Pay US$35,000 during fiscal 2004 (paid);
b) Pay US$45,000 by 2005 (paid) and issue 12,500 shares (issued, valued at $17,500);
c) Pay up to US$90,000 during fiscal 2006 (paid);
d) Pay up to US$145,000 during fiscal 2007; (paid $20,000 with the balance being deferred for an indefinite period as mutually agreed)
e) Pay up to US$230,000 during fiscal 2008. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$600,000 prior to fiscal year-end 2008; (being deferred for an indefinite period as mutually agreed)
f) Pay up to US$125,000 during fiscal 2009. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$1,050,000 prior to fiscal year-end 2009;
g) Pay up to US$125,000 during fiscal 2010. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$450,000 prior to fiscal year-end 2010;
h) Pay up to US$95,000 during fiscal 2011;
i) Pay up to US$35,000 during fiscal 2012;
j) Issue 37,500 common shares in stages, upon granting of certain mineral property concessions and attaining certain milestones in the option agreement.

10

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

4. MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

A net smelter return royalty ("NSR") of 2 % will be payable on the concessions retained and the Company has the right to buy out the NSR on the basis of US$1,000,000 for each percentage, the first percent to be paid half in cash and half in shares and the second percent to be paid in shares at the option of Baminex.

Carrying values of the Company's mineral interests are as follows: The following summarizes the Company's mineral property interests for the year ended December 31, 2008:

	2008 Baja Project, Mexico	2007 Baja Project, Mexico
Balance, beginning of year	$ 1,661,112	$ 1,340,488
Costs incurred during the year:		
Acquisition costs	19,713	61,759
Deferred exploration costs:		
Assays	-	2,915
Consulting	31,882	22,988
Field expenses	-	1,653
Fees, dues, license, insurance, taxes	132,467	164,944
Legal	3,867	3,736
Office	26,820	39,534
Travel	28,801	23,095
Balance, end of the year	$ 1,904,662	$ 1,661,112

5. SHARE CAPITAL

(a) Authorized - Unlimited number of common shares
(b) Common shares issued

	Number of common shares	Stated value
Balance, December 31, 2006	6,767,149	$ 19,415,418
Shares issued for private placement (i)	1,000,000	1,200,000
Warrants valuation-private placement (i)	-	(90,000)
Shares issued for private placement (ii)	1,451,250	928,800
Warrants valuation-private placement (ii)	-	(139,200)
Shares issued for exercised options	62,500	116,425
Shares issued for exercised warrants	35,375	60,142
Balance, December 31, 2007	9,316,274	$ 21,491,585
Balance, December 31, 2008	9,316,274	$ 21,491,585

On March 7, 2008 Sunrise Mineral Inc. completed a name change to Cronus Resources Ltd. (the "Company") and at the same time consolidated its share capital on the basis of four (4) outstanding common shares of Sunrise Minerals Inc. into one (1)

11

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

5. SHARE CAPITAL (continued)

common share of Cronus Resources Ltd. Warrants and stock options were similarly consolidated.
The opening balances of the number of outstanding common shares, stock options and warrants have been retroactively restated to reflect the consolidation.

Private placements

(i) On January 2, 2007, the Company closed a non-brokered private placement of 4,000,001 pre share consolidation units at $0.30 per unit, for total proceeds of $1,200,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.35 for two years.

The Company's management has determined that the warrants have an estimated fair value of $90,000 based on a proportionate division of proceeds between shares and warrants.

(ii) On August 16, 2007, the Company closed a non-brokered private placement of 5,805,000 pre share consolidation units at $0.16 per unit, for total proceeds of $928,000. Each unit consisted of one common share and one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.22 for two years.

The Company's management has determined that the warrants have an estimated fair value of $139,200 based on a proportionate division of proceeds between shares and warrants.

(c) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	December 31, 2008		December 31, 2007	
Numerator:				
(Loss) for the period	$	(675,328)	$	(1,302,64
Numerator for basic and diluted (loss) per share	$	(675,328)	$	(1,302,64
Denominator:				
Weighted average number of common shares		9,316,274		8,380,04
Denominator for basic (loss) per share		9,316,274		8,380,04
Effect of dilutive securities:				
Stock options (i)		-		
Share purchase warrants (i)		-		
Denominator for diluted (loss) per share		9,316,274		8,380,04
Basic and diluted (loss) per share	$	(0.07)	$	(0.1

As a result of share consolidation, the weighted average shares outstanding in 2007 were changed from 33,520,172 to 8,380,043 reflecting the four shares to one share consolidation.

6. STOCK OPTIONS, WARRANTS AND CONTRIBUTED SURPLUS

a) Stock options

The Company has a stock option plan to grant options to directors and employees to acquire common shares, up to an amount equivalent to 10% of the outstanding common shares. Under the plan, the exercise price of each option may not be less than the market price of the Company's stock as calculated on the date of grant less the applicable discount. The options can be granted for a maximum term of 5 years and vesting periods are determined by the board of directors.

12

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

6. STOCK OPTIONS, WARRANTS AND CONTRIBUTED SURPLUS (continued)

Stock option transactions are summarized as follows:

	2008		2007	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	679,583	$ 1.24	783,333	$ 1.44
Balance, after re-pricing	679,583	0.84	783,333	1.44
Granted	300,000	0.36	312,500	0.32
Exercised	-	-	-	-
Expired/Cancelled	(400,833)	1.06	(416,250)	1.32
Balance, end of year	578,750	$ 0.44	679,583	$ 1.24
Options exercisable, end of year	428,750	$ 0.47	550,938	$ 1.44

Effective June 24, 2008 the shareholders agreed to reduce the strike price of certain stock options to $0.40.

As at December 31, 2008, the Company had outstanding stock options, enabling the holders to acquire further common shares as follows:

	Number of Shares	Exercise Price	Expiry Date
Stock options	40,000	$0.40	July 6, 2009
Stock options	25,000	$0.40	August 3, 2010
Stock options	50,000	$0.40	September 26, 2011
Stock options	32,500	$0.40	December 19, 2011
Stock options	131,250	$0.68	September 7, 2012
Stock options	300,000	$0.36	May 9, 2013
Total	578,750		

(i) On March 27, 2007 the Company granted 81,250 stock options to the directors, officers and consultants of the Company. The exercise price of the options is $1.56 per share and the expiry date is March 27, 2012. The number of stock options reported has been reduced to retroactively reflect a four for one consolidation which occurred March 7, 2008.

The options have an estimated value of $73,956 which will be expensed as they vest (1/4 in three months, 1/4 in six months, 1/4 in nine months and 1/4 in twelve months from the date of grant). The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%; expected volatility – 91.78%; risk-free interest rate – 3.99%; and expected life - 5 years. During the year ended December 31, 2008, $29,867 (2007 -$41,600) was expensed and charged to contributed surplus.

(ii) On September 7, 2007 the Company granted 231,250 stock options to the directors, officers and consultants of the Company. The exercise price of the options is $0.68 per share and the expiry date is September 7, 2012. The number of stock options reported has been reduced to retroactively reflect a four for one consolidation which occurred March 7, 2008.

13

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

6. STOCK OPTIONS, WARRANTS AND CONTRIBUTED SURPLUS (continued)

The options have an estimated value of $112,620 which will be expensed as they vest (1/4 in three months, 1/4 in six months, 1/4 in nine months and 1/4 in twelve months from the date of grant). The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%; expected volatility – 101.75%; risk-free interest rate – 4.19%; and expected life - 5 years. During the year ended December 31, 2008, $56,310 (2007 -$56,310) was expensed and charged to contributed surplus.

(iii) On May 9, 2008 the Company granted 300,000 stock options to the directors, officers and consultants of the Company. The exercise price of the options is $0.36 per share and the expiry date is May 9, 2013.

The options have an estimated value of $72,266 which will be expensed as they vest (1/4 in three months, 1/4 in six months, 1/4 in nine months and 1/4 in twelve months from the date of grant). The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions: dividend yield - 0%; expected volatility – 85%; risk-free interest rate – 1.5%; and expected life – 2.5 years. During the year ended December 31, 2008, $54,199 (2007 -$nil) was expensed and charged to contributed surplus.

Stock-based compensation

The fair value of stock options granted during the year ended December 31, 2008 was $72,266 (2007 -$186,577). The total stock-based compensation expense recognized during the year ended December 31, 2008 from granted options was $140,377 (2007 - $275,198). The weighted average fair value of all stock options granted during the year ended December 31, 2008 was $0.36 (2007 -$0.15) per option. All stock option numbers have been restated to reflect the March 7, 2008 four for one consolidation of stock options.

	2008	2007
Risk-free interest	1.50%	4.10%
Expected dividend yield	Nil	Nil
Expected stock price volatility	85.00%	80.79%
Expected option life	2.5 years	4 years

(b) Warrants

The following summarizes the number of warrants that have been issued and exercised during the period:

	December 31, 2008		December 31, 2007	
	Number of Units	Weighted Average Exercise Price ($)	Number of Units	Weighted Average Exercise Price ($)
Opening balance	2,536,709	1.12	970,834	1.48
Issued	-	-	500,000	1.40
Issued			1,451,250	0.88
Exercised	-	-	(35,375)	1.52
Expired	(585,459)	1.40	(350,000)	1.20
Closing balance	1,951,250	1.01	2,536,709	1.12

14

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

6. STOCK OPTIONS, WARRANTS AND CONTRIBUTED SURPLUS (continued)

	BLACK-SCHOLES VALUE ($)	NUMBER OF WARRANTS
Balance December 31, 2007	$ 357,356	2,536,709
Agent's warrants expired	(32,523)	-
Expired	(95,633)	(585,459)
Balance December 31, 2008	$ 229,200	1,951,250

As at December 31, 2008, the following warrants were outstanding:

WARRANTS	EXERCISE PRICE	EXPIRY DATE
500,000	1.40	January 5, 2009
1,451,250	0.88	August 10, 2009
1,951,250	1.01	

(c) Contributed surplus

The total of contributed surplus summarized as follows:

Balance December 31,2007	$	1,473,355
Stock-based compensation		140,377
Agent's warrants expired		32,523
Warrants expired		95,633
Exercising of options		-
Balance December 31, 2008	$	1,741,888

7. RELATED PARTY TRANSACTIONS

The following transactions occurred with related parties:

a) Paid or accrued $96,000(2007 -$96,000) in salaries to the president of the Company;
b) Paid or accrued $33,000(2007 -$43,500) for consulting fees to directors;
c) Paid or accrued $24,000 (2007 -$24,000) for consulting fees to an executive officer of the Company;
d) Paid or accrued $24,000 (2007 -$48,000) for consulting fees to a former executive officer of the Company;

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are comprised of amounts due to directors and officers or companies controlled by them, for fees rendered. These amounts are unsecured and non-interest bearing with no specific terms of repayment.

15

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During fiscals 2008 and 2007, the Company had no significant non-cash transactions.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	2008	2007
Statutory tax rate	34.12%	34.12%
Expected income tax recovery	(229,194)	(444,460)
Deductible expenses	(11,080)	(12,900)
Non deductible expenses	47,900	93,900
Unrecognized benefits of non-capital losses	192,374	363,460
Future income tax recovery	$ -	$ -

Significant components of the Company's future income tax assets are as follows:

	2008	2007
Future income tax assets:		
Non-capital loss carry forwards	$ 1,383,566	$ 1,196,000
Other	20,066	31,140
Resource deductions	1,052,000	1,052,000
	2,455,632	2,279,140
Valuation allowance	(2,455,632)	(2,279,140)
Net future income tax assets	$ -	$ -

The Company has non-capital losses available for deduction against future taxable income of approximately $4,055,000 (2007 - $3,506,000). These losses, if not utilized, will expire through to 2028. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses, resource deductions and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

16

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

10. SEGMENTED INFORMATION

The Company has one operating segment, being the acquisition and exploration of mineral property interests. Geographic information is as follows:

Assets	2008	2007
Canada	2,928	926,405
Mexico	1,904,662	1,661,112
Other	254,380	-
	$ 2,161,970	$ 2,587,517

11. CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of properties for valuable minerals. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage and as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. In some circumstances, the Company may enter into joint venture agreements whereby, a third party earns an interest in a specific property by incurring an agreed amount of exploration expenditures. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential and if it has adequate financial resources to do so.

12. RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS

The Company's major mineral property is the San Juan Property in Baja, Mexico (the "Property"). Unless the Company acquires or develops additional material properties, the Company will be mainly dependent upon its existing Property. If no additional major mineral properties are acquired by the Company, any adverse development affecting the Company's Property would have a material adverse effect on the Company's financial condition and results of operations.

Other risk factors and the impact on the Company's financial instruments are summarized below:

Credit risk
Credit risk is the risk of loss associated with counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and accounts receivable. Cash consists of cash on hand with reputable financial institutions. Financial instruments included in accounts receivable consist of sales tax receivable from government authorities in Canada and deposits held with vendors. Management believes that credit risk with respect to financial instruments included in cash and accounts receivable is low.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2008 the Company had a cash balance of $200 (December 31, 2007 - $ 906,078) to settle current liabilities

17

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

12. RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

of $297,361 (December 31, 2007 - $171,557). Many of the Company's payables are overdue and most were paid subsequent to the year end.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest rate risk

The Company has cash balances and does not have any interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its investments.

Foreign currency risk

The Company's functional currency is the Canadian dollar and majority of the Company's cash is held in Canadian dollars. The majority of the Company's exploration transactions are denominated in US dollars. The Company converts Canadian dollars to foreign currencies as needed, at market rates.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices as it relates to valuable minerals to determine the appropriate course of action to be taken by the Company. The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of gold, platinum, palladium and certain other metals.

Fair value

The carrying values for short-term investment, sundry receivables and prepaid expenses, subscription receivable, and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

The Company has designated its cash as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i) Interest rate risk is moderate. However, recent market events have created greater risk of lower interest rates. Based on the cash on hand, a 1% change in interest rates would have a nominal change on the interest earned.

(ii) The Company does not hold balances in foreign currencies, preferring to hold cash in low risk, secure Canadian dollar investments at Canadian banks. Foreign exchange risk related to required payments is perceived as moderate risk. US dollar denominated expenditures in the previous year were $0.2 million. Based on these numbers a 1% change in the US dollar would generate a $2,000 difference in the Canadian dollars required to fund these expenditures.

(iii) Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability from mineral exploration depends upon the world market price of valuable minerals. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of valuable minerals may-be produced in the future, a profitable market will exist for them.

18

CRONUS RESOURCES LTD.
(FORMERLY SUNRISE MINERALS INC.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

12. RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

As of December 31, 2008, the Company is not a producer of valuable minerals. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with current period financial statement presentation.

14. COMMITMENTS

The Company has expenditure and payment commitments to maintain its mineral property interests, as disclosed in Note 5.

15. SUBSEQUENT EVENTS

On February 5, 2009 the Company announced that it had closed a non-brokered private placement of 3,285,000 Units for gross proceeds of $328,500. Each Unit comprises one Common Share and a one Common Share Purchase Warrant. Each Warrant entitles the holder to acquire one Common Share at a price of $0.15 until February 5, 2011.

19

SUNRISE MINERALS INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
(Stated in Canadian Dollars)

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Sunrise Minerals Inc.

The financial statements as at December 31, 2005, and for the year then ended, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 12, 2006.

Vancouver, Canada — "Morgan & Company"

April 13, 2007 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF jhi

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

SUNRISE MINERALS INC.
BALANCE SHEETS
(Stated in Canadian Dollars)
AS AT DECEMBER 31

		2006		2005
ASSETS				
Current				
Cash and equivalents	$	**84,845**	$	576,572
Receivables		**11,289**		14,188
Prepaid expenses		**16,792**		6,407
Total current assets		**112,926**		597,167
Deposit (Note 4)		**11,500**		28,750
Equipment (Note 5)		**-**		14,805
Mineral property interests and deferred exploration costs (Note 6)		**1,340,488**		632,487
Total assets	**$**	**1,464,914**	$	1,273,209
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	**$**	**95,014**	$	194,409
Due to related parties (Note 9)		**172,321**		74,682
Total current liabilities		**267,335**		269,091
Shareholders' equity				
Capital stock (Note 7)		**19,569,168**		18,514,317
Contributed surplus (Note 7)		**1,232,105**		987,168
Subscription receivable		**-**		(10,000)
Deficit		**(19,603,694)**		(18,487,367)
Total shareholders' equity		**1,197,579**		1,004,118
Total liabilities and shareholders' equity	**$**	**1,464,914**	$	1,273,209

Nature and continuance of operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 15)

Approved on behalf of the Board of Directors:

"Damien Reynolds" Director "Ari Sussman" Director

The accompanying notes are an integral part of these financial statements.

SUNRISE MINERALS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)
YEARS ENDED DECEMBER 31

	2006	2005
EXPENSES		
Amortization	$ 3,503	$ 3,084
Consulting fees	443,535	393,467
Corporate secretarial	12,750	22,752
Loss on foreign exchange	4,838	15,261
Office and miscellaneous	354,240	193,684
Professional fees	122,693	139,699
Property investigation	11,643	13,568
Shareholder communications	39,739	21,702
Transfer agent and filing fees	18,230	20,795
Travel	102,489	48,150
Loss before other items	(1,113,660)	(872,162)
OTHER ITEMS		
Interest income	10,438	7,599
Mineral property interests and deferred exploration costs written off	-	(172,951)
Recovery on mineral property	-	8,579
Write-down of equipment	(13,105)	-
	(2,667)	(156,773)
Net loss for the year	(1,116,327)	(1,028,935)
Deficit, beginning of year	(18,487,367)	(17,458,432)
Deficit, end of year	$ (19,603,694)	$ (18,487,367)
Basic and diluted loss per share	$ (0.05)	$ (0.05)
Weighted average number of shares outstanding	24,207,413	19,853,821

The accompanying notes are an integral part of these financial statements.

SUNRISE MINERALS INC.
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
YEARS ENDED DECEMBER 31

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ **(1,116,327)**	$ (1,028,935)
Items not affecting cash:		
Amortization	**3,503**	3,084
Mineral property interests and deferred exploration costs written off	-	172,951
Stock-based compensation	**140,843**	101,761
Write-down of equipment	**13,105**	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	**2,899**	(4,337)
(Increase) decrease in prepaid expenses	**(10,385)**	34,430
Increase (decrease) in accounts payable and accrued liabilities	**(99,395)**	(187,679)
Increase (decrease) in due to related parties	**97,639**	-
Net cash used in operating activities	**(968,118)**	(908,725)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit	**17,250**	-
Mineral property interests and deferred exploration costs	**(708,001)**	(580,647)
Purchase of equipment	**(1,803)**	(10,214)
Net cash used in investing activities	**(692,554)**	(590,861)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds received for shares issued	**1,158,945**	2,045,458
Proceeds received from subscription receivable	**10,000**	47,315
Amounts due to related parties	-	(146,045)
Share subscriptions received in advance	-	(290,476)
Net cash provided by financing activities	**1,168,945**	1,656,252
Change in cash and equivalents during the year	**(491,727)**	156,666
Cash and equivalents, beginning of year	**576,572**	419,906
Cash and equivalents, end of year	$ **84,845**	$ 576,572
Cash paid for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia on July 2, 1986 and subsequently continued its registration into Yukon, Canada under the Business Corporation Act (Yukon). Pursuant to a special resolution passed by the shareholders of the Company on December 16, 2005, the Company changed its name from Lalo Ventures Ltd. to Sunrise Minerals Inc., effective December 16, 2005. During the year, the Company incorporated a Mexican subsidiary which has been completely dormant to date and has no material impact on the Company's results of operations or financial position.

The Company's primary business is the acquisition and exploration of mineral property interests and it is considered to be in the exploration stage with respect to its interests in mineral properties. Based on the information available to date, the Company has not yet determined whether its mineral property interests contain economically recoverable ore reserves.

The recovery of the amounts comprising mineral property interests and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their exploration and development, and upon future profitable production.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

	2006	2005
Deficit	$ (19,603,694)	$ (18,487,367)
Working capital (deficiency)	$ (154,409)	$ 328,076

2. CHANGE IN REPORTING CURRENCY

The Company's functional currency is Canadian dollars. On January 1, 2006, the Company changed its reporting currency from United States ("U.S.") dollars to Canadian dollars, as this currency is more appropriate for the Company's investors and other users of the financial statements. In making this change, the Company has followed recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), set out in EIC-130, "Translation Method When the Reporting Currency Differs from the Measurement Currency or There is a Change in the Reporting Currency".

Prior to 2006, the financial statements were translated from Canadian dollars (the Company's functional currency) into U.S. dollars using the current rate method. Under this method, all assets and liabilities were translated using the exchange rate at the balance sheet date, while shareholders' equity was translated using the historical rates of exchange in effect on the dates of the corresponding transactions. The statements of operations and deficit, and cash flows were translated using the prevailing average exchange rates for the period. Any resulting exchange rate differences due to this translation were included in shareholders' equity as cumulative translation adjustment in prior years' financial statements.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

2. CHANGE IN REPORTING CURRENCY (Continued)

In 2006, the Company reverted back to using Canadian dollars as its reporting currency. All comparative financial information being presented has been restated from U.S. dollars to Canadian dollars to reflect the Company's financial statements as if they have been historically reported in Canadian dollars, and the effect on the financial statements resulted in an increase in 2005 opening deficit of approximately $21,000.

3. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

The Company's functional currency is Canadian dollars. Monetary assets and liabilities originating in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Expenses and income are translated at the rates of exchange in effect on the dates of the related transactions. Non-monetary items are translated at the rates in effect at the time of the transactions. Exchange gains and losses arising on translation are included in determining net loss for the year.

Cash and equivalents

Cash consists of cash on hand and term deposit.

Cash and equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash within 90 days from the original date of acquisition, and which are subject to an insignificant risk of changes in value.

Equipment

Equipment, consisting of computer equipment and office furniture, is recorded at cost less accumulated amortization. Amortization is recorded using the declining balance method at an annual rate of 30% and 20% respectively. Starting January 1, 2007, the Company moved its head office from Vancouver to Toronto, and at December 31, 2006, the Company wrote off all the computer equipment and office furniture.

Mineral property interests and deferred exploration costs

The Company records its mineral property interests and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production. Mineral property interests which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral property interests and deferred exploration costs (Continued)

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

The Company defers expenditures directly attributable to the exploration and development of mineral property interests, pending a decision as to the commercial viability of the property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Asset impairment

On an annual basis and when impairment indicators arise, the Company evaluates the future recoverability of its non-monetary assets, including equipment, and mineral property interests and deferred exploration costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per share

Basic loss per share computations are based on the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Diluted loss per share is not disclosed, as the effect of conversion of outstanding warrants and options is anti-dilutive.

Stock-based compensation

The Company has a stock option plan as described in Note 8. The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant, which is expensed over the period of vesting. On the exercise of stock options, share capital is credited for considerations received, and for fair value amounts previously credited to contributed surplus.

Variable interest entities

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective January 1, 2006 and has determined that it does not have a primary beneficiary interest in VIEs.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

4. DEPOSIT

The Company has pledged a deposit as security for a credit card for Company expenditures.

5. EQUIPMENT

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 19,850	$ 19,850	$ -	$ 18,046	$ 5,038	$ 13,008
Office furniture	2,542	2,542	-	2,542	745	1,797
Total	$ 22,392	$ 22,392	$ -	$ 20,588	$ 5,783	$ 14,805

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

6. MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to all of its mineral property interests and has determined that title to all of its mineral property interests are in good standing.

Baja Project, Mexico

On September 9, 2004, the Company signed an agreement to acquire a 100% interest in mining exploration concessions and several concession applications located in the states of Baja California Norte and Baja California Sur, Mexico. The Company, through Baminex S.A. de C.V. ("Baminex"), the vendor, has formally applied for, or is in the process of applying for the concessions which are the subject of this transaction. Additionally, the Company is acquiring further concessions in the area.

The Company can earn a 100% interest in each concession, subject to staged exploration expenditures of US$150,000 per concession, staged cash payments to Baminex to a maximum of US$925,000, and staged share issuances to a maximum of 200,000 common shares to be incurred, paid and issued as follows:

a) Pay US$35,000 during fiscal 2004 (paid);
b) Pay US$45,000 by 2005 (paid) and issue 50,000 shares (issued, valued at $17,500);
c) Pay up to US$90,000 during fiscal 2006 (paid);
d) Pay up to US$145,000 during fiscal 2007;
e) Pay up to US$230,000 during fiscal 2008. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$600,000 prior to fiscal year-end 2008;
f) Pay up to US$125,000 during fiscal 2009. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$1,050,000 prior to fiscal year-end 2009;
g) Pay up to US$125,000 during fiscal 2010. Additionally, the Company must incur exploration expenditures on certain concessions of up to US$450,000 prior to fiscal year-end 2010;
h) Pay up to US$95,000 during fiscal 2011;
i) Pay up to US$35,000 during fiscal 2012;
j) Issue 150,000 common shares in stages, upon granting of certain mineral property concessions and attaining certain milestones in the option agreement.

A net smelter return royalty ("NSR") of 2 % will be payable on the concessions retained and the Company has the right to buy out the NSR on the basis of US$1,000,000 for each percentage, the first percent to be paid half in cash and half in shares and the second percent to be paid in shares at the option of Baminex.

Nicaraguan Gold Properties, Nicaragua

On August 17, 2005, the Company entered into an agreement on an option to purchase certain mineral concessions located in Nicaragua. On November 9, 2005, the Company terminated its option on the property due to unsatisfactory due diligence results. Accordingly, acquisition and exploration costs totalling $172,951 have been written off in fiscal 2005.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

6. MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS (Continued)

Carrying values of the Company's mineral interests are as follows:

The following summarizes the Company's mineral property interests for the year ended December 31, 2006:

Baja Project, Mexico	**Total**
Balance, beginning of year	$ 632,487
Costs incurred during the year:	
Acquisition costs	102,448
Deferred exploration costs:	
Assays	14,550
Consulting	148,015
Field expenses	11,593
Freight	650
Land taxes	303,532
Legal	519
Mapping and survey	11,083
Office	26,221
Travel	89,390
Balance, December 31, 2006	$ 1,340,488

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

6. MINERAL PROPERTY INTERESTS AND DEFERRED EXPLORATION COSTS (Continued)

The following summarizes the Company's mineral property interests for the year ended December 31, 2005:

	Baja Project, Mexico	Nicaragua Gold Property, Nicaragua	Total
Balance, beginning of year	$ 157,543	$ -	$ 157,543
Costs incurred during the year:			
Acquisition costs	29,267	60,452	89,719
Deferred exploration costs:			
Assays	4,817	-	4,817
Consulting	119,492	50,673	170,165
Field expenses	15,622	-	15,622
Fees, dues, license, insurance, taxes	102,578	57,701	160,279
Freight	39,929	-	39,929
Mapping and survey	92,394	-	92,394
Office	38,619	-	38,619
Travel	32,226	4,125	36,351
Total deferred expenditures	632,487	172,951	805,438
Write offs during the year	-	(172,951)	(172,951)
Balance, December 31, 2005	$ 632,487	$ -	$ 632,487

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:
Unlimited voting common shares without par value

	Number of Shares	Capital Stock	Contributed Surplus
Issued and Outstanding:			
Balance, December 31, 2004	15,801,917	16,451,358	$ 885,407
Stock-based compensation (Note 8)	-	-	101,761
Shares issued for private placements	6,764,000	2,067,400	-
Shares issued for property (Note 6)	50,000	17,500	-
Finder's fee	119,350	41,773	-
Share issuance costs	-	(63,714)	-
Balance, December 31, 2005	22,735,267	18,514,317	987,168
Stock-based compensation (Note 8)	-	-	140,843
Shares issued for private placements	4,333,333	1,300,000	-
Share issuance costs	-	(245,149)	104,094
Balance, December 31, 2006	27,068,600	$ 19,569,168	$ 1,232,105

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (Continued)

Shares issued for property

During fiscal 2006, the Company issued nil (2005 – 50,000) common shares valued at $nil (2005 - $17,500) pursuant to mineral property agreements (Note 6).

Private placements

a) On January 31, 2005, the Company completed a partially-brokered private placement of 3,764,000 units at $0.35 per unit, for total proceeds of $1,317,400. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.53 for one year. The Company issued 119,350 units valued at $41,773 as a finder's fee. Proceeds totaling $312,890 were received during fiscal 2004.

b) On November 17, 2005, the Company completed a private placement of 3,000,000 units at $0.25 per unit, for total proceeds of $750,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.40 for a period of 18 months. If the Company's share price trades above $0.80 for 20 straight days, the Company has the option to force the exercise of the warrants.

c) On May 29, 2006, the Company completed a brokered private placement of 4,333,333 units at $0.30 per unit, for total proceeds of $1,300,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.35 for two years. All of the securities issued pursuant to the financing are subject to a four-month hold period expiring on September 30, 2006. A cash commission of $128,000 was paid and 433,333 agent's options, exercisable at a price of $0.30 for a period of two years, was issued as a finder's fee. Each agent's option, when exercised, was comprised of one common share and one-half of one agent's warrant; and each agent's warrant is exercisable into one additional common share at a price of $0.35 per share. The value attributed to the agent's options was $0.17 per option, and the value attributed to the agent's warrants was $0.15 per warrant. The agent's options and warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.11%, dividend yield of nil, volatility of 79.60%, and expected life of 1 to 2 years.

d) On December 14, 2006, the Company announced a non-brokered private placement of 4,000,000 units at $0.30 per unit, for total proceeds of $1,200,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.35 for two years. On January 2, 2007, the Company closed the non-brokered private placement.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (Continued)

Warrants

As at December 31, 2006, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

	Number of Shares	Exercise Price	Expiry Date
Warrants	1,500,000	$0.40	May 18, 2007
Warrants	2,166,667	$0.35	May 29, 2008
Agent's warrants	216,667	$0.35	May 29, 2007
Total	3,883,334		

Share purchase warrant transactions are summarized as follows:

	Number of shares	Weighted Average Exercise Price
Balance, December 31, 2004	3,935,028	0.80
Issued	3,441,675	0.47
Expired	(799,996)	0.25
Balance, December 31, 2005	6,576,707	0.70
Issued	2,383,334	0.35
Expired	(5,076,707)	0.78
Balance, December 31, 2006	3,883,334	0.37

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Stock options

The Company has a stock option plan to grant options to directors and employees to acquire common shares, up to an amount equivalent to 10% of the outstanding common shares. Under the plan, the exercise price of each option may not be less than the market price of the Company's stock as calculated on the date of grant less the applicable discount. The options can be granted for a maximum term of 5 years and vesting periods are determined by the board of directors.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (Continued)

Stock options (Continued)

Stock option transactions are summarized as follows:

	2006		2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	1,540,000	$ 0.40	1,260,000	$ 0.54
Granted	2,493,333	0.36	640,000	0.35
Expired/cancelled	(900,000)	0.12	(360,000)	0.55
Balance, end of period	3,133,333	$ 0.36	1,540,000	$ 0.40
Options exercisable, end of period	1,815,833	$ 0.36	1,206,667	$ 0.41

As at December 31, 2006, the Company had outstanding stock options, enabling the holders to acquire further common shares as follows:

	Number of Shares	Exercise Price	Expiry Date
Stock options	250,000	$0.25	February 24, 2007
Agent's options	433,333	$0.30	May 29, 2008
Stock options	250,000	$0.55	July 6, 2009
Stock options	200,000	$0.35	August 3, 2010
Stock options	40,000	$0.35	September 2, 2010
Stock options	100,000	$0.38	December 1, 2010
Stock options	50,000	$0.35	January 17, 2011
Stock options	50,000	$0.35	March 1, 2011
Stock options	550,000	$0.30	June 26, 2011
Stock options	300,000	$0.35	September 1, 2011
Stock options	410,000	$0.35	September 26, 2011
Stock options	500,000	$0.48	December 19, 2011
Total	3,133,333

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (Continued)

Stock-based compensation

The fair value of stock options granted during fiscal 2006 was $435,712 (2005 - $146,830). The total stock-based compensation expense recognized during fiscal 2006 from granted options was $140,843 (2005 - $101,761) which has been recorded in the statement of operations and deficit as consulting fees of $106,913 (2005 - $80,627), corporate secretarial fees of $nil (2005 - $5,822), professional fees of $612 (2005 - $9,606), and office expenses of $33,318 (2005 - $5,706) with a corresponding amount recorded in contributed surplus. The weighted average fair value of all stock options granted during fiscal 2006 was $0.23 (2005 - $0.19) per option. Vesting periods ranged from the date of grant to vesting over a period of two years.

During fiscal 2005, 250,000 stock options previously granted were repriced from $0.60 to $0.25, resulting in stock-based compensation expense of $22,936.

	2006	2005
Risk-free interest	3.78% - 4.46%	3.29% - 3.89%
Expected dividend yield	Nil	Nil
Expected stock price volatility	85.23% - 89.34%	69.34% - 86.14%
Expected option life	4 years	3.9 years

9. RELATED PARTY TRANSACTIONS

The following transactions occurred with related parties:

a) Paid or accrued $12,750 (2005 - $17,500) to a company controlled by the an officer for corporate secretarial services;

b) Paid or accrued $6,000 (2005 - $95,000) for consulting fees to a company controlled by the former president of the Company;

c) Paid or accrued $54,000 (2005 - $72,000) for consulting fees to directors;

d) Paid or accrued $48,000 (2005 - $48,000) for consulting fees to an executive officer of the Company;

e) Paid or accrued expenses of $43,380 (2005 - $36,294) for rent, and $20,979 (2005 - $63,522) for administrative and office expenses to companies related by a common director and officer.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties are comprised of amounts due to directors and officers or companies controlled by them, for fees rendered. These amounts are unsecured and non-interest bearing with no specific terms of repayment.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During fiscal 2006, the Company had no significant non-cash transactions.

Significant non-cash transactions of the Company during fiscal 2005 included:

a) the issuance of 50,000 common shares valued at $17,500 pursuant to a mineral property option agreement;

a) the issuance of 119,350 units valued at $41,773 for a finder's fee;

b) the accrual of $49,748 for mineral property costs; and

c) the issuance of 870,000 common shares for subscriptions receivable of $10,000 and for subscriptions received in advance in fiscal 2004 of $284,000.

11. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

		2006		2005
Statutory tax rate		34.12%		34.86%
Expected income tax recovery	$	(380,900)	$	(352,100)
Deductible expenses		(13,800)		(8,000)
Non deductible expenses		55,700		100,000
Resource deductions		-		108,800
Effect of change in tax rate		33,600		-
Unrecognized benefits of non-capital losses		305,400		151,300
Future income tax recovery	$	-	$	-

Significant components of the Company's future income tax assets are as follows:

		2006		2005
Future income tax assets:				
Non-capital loss carryforwards	$	833,000	$	505,000
Other		52,000		13,000
Resource deductions		1,052,000		1,075,000
		1,937,000		1,593,000
Valuation allowance		(1,937,000)		(1,593,000)
Net future income tax assets	$	-	$	-

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

11. INCOME TAXES (Continued)

The Company has non-capital losses available for deduction against future taxable income of approximately $2,441,000 (2005 - $1,448,000). These losses, if not utilized, will expire through to 2026. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses, resource deductions and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

12. SEGMENTED INFORMATION

The Company has one operating segment, being the acquisition and exploration of mineral property interests. Geographic information is as follows:

	2006	2005
Long-term assets:		
Canada	$ -	$ 14,805
Mexico	1,340,488	632,487
	$ 1,340,488	$ 647,292

13. COMMITMENTS

In December 2005, the Company entered into an agreement with an investor relations company and is committed to pay $6,000 per month until December 31, 2006. On September 1, 2006, the Company entered into an amended agreement to pay $7,500 per month for 12 months, and issue 300,000 stock options to the investor relations company to purchase common shares of the Company at $0.35 per share, exercisable until September 1, 2011.

On June 1, 2006, the Company entered into a new sublease agreement for office space with a public company related by a common director and a common officer. The monthly rent is $4,226, which includes administrative assistance and office equipment usage.

The Company has expenditure and payment commitments to maintain its mineral property interests, as disclosed in Note 6.

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, deposit, accounts payable and accrued liabilities, and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

SUNRISE MINERALS INC.
NOTES TO THE FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
DECEMBER 31, 2006 AND 2005

15. SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

a) The Company closed a non-brokered private placement of 4,000,000 units at $0.30 per unit, for total proceeds of $1,200,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $0.35 for two years.

b) 230,000 stock options were exercised to purchase common shares of the Company at $0.25 per share.

c) On March 27, 2007, the Company granted 325,000 stock options to purchase common shares of the Company at $0.39 per share, exercisable until March 27, 2012.

d) On April 2, 2007, the Company entered into a corporate consulting services agreement with a public company related by a common director and a common officer. The agreement expires on March 30, 2009, and is renewable at the option of the parties. As consideration for consulting services, the Company will pay $15,000 per month and grant 200,000 stock options to the related company to purchase common shares of the Company at $0.49 per share, exercisable until March 30, 2012. The agreement is subject to the approval of the TSX Venture Exchange.

SCHEDULE “E”
FINANCIAL STATEMENTS OF CONTINENTAL GOLD LIMITED

AUDITED FINANCIAL STATEMENTS OF
CONTINENTAL GOLD LIMITED
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2008 AND 2007

UNAUDITED INTERIM FINANCIAL STATEMENTS OF
CONTINENTAL GOLD LIMITED
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

Please see attached.

E-1

Continental Gold Limited

(A Development Stage Company)

Unaudited Interim Financial Statements

September 30, 2009

(expressed in U.S. dollars)

Continental Gold Limited
(A Development Stage Company)
Balance Sheets as at
(expressed in U.S. dollars)

	September 30,	December 31,
	2009	2008
	$	$
Assets
Current assets
Cash	62,097	372,468
Inventory (Note 14)	179,190	159,036
Amounts receivable	10,381	119,017
Due from a related party (Note 7)	1,870	-
	253,538	650,521
Reclamation deposit	87,892	70,750
Intangible assets (Note 4)
Web page	1,412	1,644
Software licenses	30,698	41,317
Prepaid taxes	73,386	3,117
Prepaid exploration costs	265,632	133,780
Prepaid drilling costs	320,431	-
Equipment advance	80,133	-
Property and equipment (Note 4)	508,729	325,665
Mineral properties (Note 5)	45,069,477	45,826,748
	46,691,328	47,053,542
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,270,498	395,546
Due to a related party (Note 7)	27,500	-
	1,297,998	395,546
Future tax liability	12,318,500	12,318,500
Asset retirement obligations (Note 8)	52,000	52,000
	13,668,498	12,766,046
Shareholders' Equity
Share capital (Notes 6(a) and (b))	11,733	11,733
Warrants (Note 6(d))	2,706,104	2,706,104
Contributed surplus (Note 6(e))	35,221,642	34,134,860
Deficit	(4,916,649)	(2,565,201)
	33,022,830	34,287,496
	46,691,328	47,053,542

Nature of operations and continuance of operations (Note 2)
Commitments and contingencies (Note 9)

APPROVED ON BEHALF OF THE BOARD:

Signed “Robert W. Allen”, Director

Signed “Gary P. Barket” , Director

Unaudited see notes to the interim financial statements

Continental Gold Limited
(A Development Stage Company)
Statements of Operations, Comprehensive Loss and Deficit
For the
(expressed in U.S dollars)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Expenses
Stock based compensation	159,802	-	1,086,782	-
Head office salaries	149,313	229,917	519,051	683,855
Severance	63,750	63,750	191,250	127,500
Directors fees	34,497	86,786	103,491	217,461
Legal fees (Note 7)	64,367	69,729	179,300	306,942
Auditor fees	36,384	-	63,281	-
Broker fees	5,298	-	5,298	-
Technical consulting fees (Note 7)	45,418	78,990	220,086	247,283
Travel expenses head office	10,850	61,486	43,325	97,961
Financial consulting	-	-	-	68,589
Other fees	15,000	3,715	35,000	3,715
Insurance	9,545	9,236	31,213	49,271
Other expenses	10,779	-	20,215	-
Depreciation of equipment	9,814	-	26,348	-
Amortization of intangible assets	8,541	3,927	16,395	7,854
Banking fees	1,695	2,855	3,762	6,832
	(625,053)	(610,391)	(2,544,797)	(1,817,263)
Other income
Interest (expense) income	(7,789)	1,691	7,416	2,634
Other (expense) income	(18,540)	-	7,606	-
Foreign exchange gain (loss)	110,915	(107,280)	178,327	(75,459)
	84,586	(105,589)	193,349	(72,825)

Future income tax recovery	-	-	-	565,500

Loss and comprehensive loss for the period	(540,467)	(715,980)	(2,351,448)	(1,324,588)
Deficit, beginning of the period	(4,376,182)	(1,342,896)	(2,565,201)	(734,288)
Deficit, end of the period	(4,916,649)	(2,058,876)	(4,916,649)	(2,058,876)

Basic and diluted loss per common share	(0.00)	(0.01)	(0.02)	(0.01)
Weighted average number of shares outstanding – basic and diluted	117,332,400	110,000,000	117,332,400	110,000,000

Unaudited see notes to the interim financial statements

Continental Gold Limited
(A Development Stage Company)
Statements of Cash Flows
For the
(expressed in U.S. dollars)

	Three Months	Three Months	Nine Months
	Period Ended	Period Ended	Period Ended	Nine Months Period
	September 30,	September 30,	September 30,	Ended September
	2009	2008	2009	30, 2008
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(540,467)	(715,980)	(2,351,448)	(1,324,588)
Items not affecting cash:
Future income tax recovery	-	-	-	(565,500)
Depreciation and amortization	18,355	3,927	42,743	7,854

Stock based compensation	159,802	-	1,086,782	-
	(362,310)	(712,053)	(1,221,923)	(1,882,234)
Changes in non-cash operating working capital:
Amounts receivable	(2,175)	(3,602)	108,636	(13,938)
Accounts payable and accrued liabilities	110,725	(62,454)	692,603	(99,062)
Due from a related party	(1,870)	-	(1,870)	-
Inventory	8,740	-	(20,154)	-
	(246,890)	(778,109)	(442,708)	(1,995,234)

Cash flows from financing activities
Advances (to)/from a related party	(32,500)	1,000,000	27,500	52,348

Cash flows from investing activities
Reclamation deposit	(14,249)	73,365	(17,143)	(45,236)
Prepaid taxes	56,142	14,116	(70,269)	(73,077)
Intangible assets	(2,953)	(863)	(5,544)	(53,957)
Prepaid exploration costs	(158,748)	44,460	(131,852)	(260,080)
Prepaid drilling costs	(37,277)	-	(320,431)	-
Property and equipment	(62,587)	(29,454)	(255,487)	(328,482)
Depreciation attributable to property exploration	17,995	14,764	46,075	43,862
Accounts payable attributable to property exploration	120,894	220,933	182,349	228,874
Change in advances to a related party for mining equipment	(22,909)	8,284	(80,133)	(621,473)
Mineral properties	204,808	(2,095,885)	757,272	(4,997,956)
	101,116	(1,750,280)	104,837	(6,107,525)
(Decrease) in cash	(178,274)	(1,528,389)	(310,371)	(8,050,411)
Cash, beginning of period	240,371	1,654,713	372,468	8,176,735
Cash, end of period	62,097	126,324	62,097	126,324

Unaudited see notes to the interim financial statements

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

1.	Basis of presentation

Continental Gold Limited (the "Company") was incorporated under the Companies Act, 1981(Bermuda) by articles of incorporation dated April 26, 2007. The Company has no subsidiaries. The Company has formed a branch pursuant to the laws of Colombia, South America effective May 23, 2007, and carries on business in Colombia under the name, “CG de Colombia”.

2.	Nature of operations and continuance of operations

The Company is a development stage company as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 that engages principally in the acquisition, exploration and development of mineral properties in Colombia. The Company currently has interests in mineral properties, including an operational mining operation considered by the Company to be in the pre-production stage. Substantially all of the Company’s efforts are devoted to financing and developing these properties as well as carrying out small-scale gold pre- production. There has been no determination whether the Company’s interests in mineral properties contain mineral reserves which are economically recoverable. The Company’s assets are located outside of North America and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and restrictions and political uncertainty.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and development activities and in which it has an interest, in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, and non-compliance with regulatory and environmental requirements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. The Company has a need for equity capital and financing for working capital and exploration and development of its properties. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. The adjustment could be material.

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

3.	Significant accounting policies

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), using the same accounting policies and methods of application as per the annual audited financial statements for the year ended December 31, 2008 except as described below. The disclosures in these interim unaudited financial statements may not conform in all respects to Canadian GAAP for annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2008.

The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of those to be expected for the entire year ending December 31, 2009.

Recently adopted accounting pronouncements

Goodwill and intangible assets

In February 2008 the CICA issued the new Handbook Section 3064, "Goodwill and Intangible Assets", which will replaces Section 3062, "Goodwill and Other Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standard for its fiscal year beginning January 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements.

Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA approved EIC 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 12, 2009. The Company is continually evaluating its counterparties and their credit risks. The adoption of this standard did not have a material impact on the Company’s financial statements.

Mining exploration costs

On March 27, 2009, the Emerging Issues Committee (“EIC”) issued EIC-174. In this EIC the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The EIC should be applied to financial statements issued after March 27, 2009. The Company has adopted EIC-174. The adoption of this standard did not have a material impact on the Company’s financial statements.

Future accounting and reporting changes

International financial reporting standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

3.	Significant accounting policies (continued)

Business combinations

CICA Handbook Section 1582 “Business Combinations”, replaces Section 1581 - “Business Combinations” and provides the Canadian equivalent to IFRS 3 - Business Combinations. This applies to a transaction in which the acquirer obtains control of one or more businesses. Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. Any interest in the acquiree owned prior to obtaining control will be re-measured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions. Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed. Management is currently assessing the impact of this new accounting standard on its financial statements. The new standard will be effective for fiscal years beginning on or after January 1, 2011.

Consolidations and non-controlling interests

CICA Handbook Section 1601 “Consolidations” and Section 1602 “Non-Controlling Interests” replace Section 1600 “Consolidated Financial Statements”. Section 1602 provides the Canadian equivalent to International Accounting Standard 27 - “Consolidated and Separate Financial Statements”, for non-controlling interests. Management is currently assessing the impact of this new accounting standard on its financial statements. These new standards will be effective for fiscal years beginning on or after January 1, 2011.

4.	Property, equipment and intangible assets

Property and equipment consist of the following

	September 30, 2009			December 31, 2008
		Accumulated	Net Book
	Cost	Depreciation	Value	Net Book Value
	$	$	$	$
Land	4,674	-	4,674	-
Office equipment	73,411	15,638	57,773	51,470
Computer equipment	81,155	26,992	54,163	62,869
Machinery	307,079	26,983	280,096	74,788
Vehicles	163,423	51,400	112,023	136,538
	629,742	121,013	508,729	325,665

Intangible assets consist of the following:

	September 30, 2009			December 31, 2008
		Accumulated	Net Book
	Cost	Amortization	Value	Net Book Value
	$	$	$	$
Web page	3,264	1,851	1,412	1,644
Software licences	12,722	5,576	7,147	-
Mapinfo	47,113	23,562	23,551	41,317
	63,099	30,989	32,110	42,961

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

5.	Mineral properties

Pursuant to a sale agreement between the Company and Bullet Holding Corporation (“Bullet”), dated December 20, 2007, Bullet effected the transfer and assignment to the Company of concession contracts and applications for concession contracts covering nine mineral properties located in Colombia, South America. Bullet is a corporation controlled by Robert W. Allen (“Allen”), the Chairman of the Company.

Mineral claims and exploration costs are associated with the following nine projects.

Project	Balance
	December 31,	Additions	September 30,
	2008	(Recoveries)	2009
	$	$	$

Anza	876,524	52,547	929,071
Arenosa	600,841	(31,570)	569,271
Berlin	12,048,036	309,010	12,357,046
Buritica	19,247,264	(952,995)	18,294,269
Dojura	1,380,072	(12)	1,380,060
Dominical	2,813,049	(54,975)	2,758,074
Lunareja	1,170,449	1,999	1,172,448
Santander	426,457	2,405	428,862
Zaragoza	7,264,056	(83,680)	7,180,376

TOTAL	45,826,748	(757,269)	45,069,477

(a)

The Company entered into an assignment agreement with Allen dated June 4, 2008, whereby Allen assigned to the Company an option agreement Allen had entered into with AngloGold Ashanti Limited (AngloGold”), dated October 4, 2006. The option agreement currently involves the Dominical and Dojura projects. The terms of the option agreement allow AngloGold to earn up to a 51% interest in the Dominical project by making the following payments: (i) during the 12 month period ended April 4, 2008 AngloGold must spend $450,000 on exploration expenses (exploration expenses include all periodic regulatory payments required to keep the properties in good standing). As at April 4, 2008 the Company advised AngloGold that it had incurred the required expenditures; (ii) on April 4, 2008 AngloGold must make a payment to the Company of $150,000. This payment was received from AngloGold on April 2, 2008; (iii) during the 12-month period ending April 4, 2009, AngloGold must spend $750,000 on exploration expenses. AngloGold spent $407,498 on exploration expenses for the 12-month period ended April 4, 2009. On March 25, 2009 the Company agreed to allow AngloGold to roll forward the remaining $342,502 of exploration expenses to the 12 month period ending April 4, 2010; (iv) on April 4, 2009 AngloGold must make a payment to the Company of $250,000. This payment was received on April 4, 2009; (v) during the 12 month period ending April 4, 2010 AngloGold must spend $1,342,502 on exploration expenses; (vi) on April 4, 2010 AngloGold must make a payment to the Company of $500,000.

After April 4, 2010 AngloGold has the right to earn an additional 24% in the Dominical project by making semi-annual payments to the Company over a maximum 36 month period ending April 4, 2013 or at the time a feasibility study is completed to the satisfaction of AngloGold, whichever first occurs. The semi-annual payments shall be in the amount of $200,000. On April 4, 2013 or the date of the feasibility study, whichever first occurs, AngloGold must make a final payment to the Company in the amount of $2,500,000 to earn the additional 24% interest in the Dominical project. Allen is entitled to 25% of all cash payments received by the Company from AngloGold.

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Financial Statements
September 30, 2009

5.	Mineral properties (continued)

(b)

The Anza property is part of a joint venture called the Consorcio Niverengo Joint Venture which was formed by the Company and the arm’s length parties of Exman Ltda., Julian Betancur Montoya, Arelis de Jesus Mejia Quiceno, Eucardo Antonio Mejia Ramirez and Robert P. Shaw pursuant to a joint venture agreement dated December 26, 2007. The joint venture partners own a series of contiguous properties that have been rolled into the joint venture. The objective of the joint venture is to explore and develop precious and base metals on the joint venture property. The Company has a 25% interest in the joint venture. The joint venture agreement is in effect until December 26, 2010 with a one-year extension subject to unanimous agreement by the joint venture partners.

(c)

Bullet controls or is the beneficiary of mineral rights in Colombia (collectively, the “Mineral Rights”) some of which are registered in the mining registry (“Current Mineral Rights”), others for which registration is pending (“Beneficial Mineral Rights”) and the remainder of which are applications for mineral rights presented before the competent authority which are currently being processed or applications that will be made up to and including September 7, 2012 (“After Acquired Mineral Rights”). The Company has an option to acquire the Mineral Rights from Bullet pursuant to an option agreement between the Company and Bullet dated January 16, 2008. As at September 30, 2009 the Company has not exercised this option. The details of the option agreement are as follows:

		a.	the option agreement expires September 7, 2012;

b.

the purchase price for Mineral Rights acquired under the option agreement is based on the market value as negotiated by the parties, or as determined by an independent mutually acceptable expert whose opinion shall be binding, pursuant to the following formula:

			i.	25% of the market value plus all other expenses incurred by Bullet in respect of Current Mineral Rights and Beneficial Mineral Rights; and

			ii.	100% of the market value in respect of After Acquired Mineral Rights.

c.

the purchase price for Mineral Rights acquired under the option agreement may be paid in cash or common shares of the Company as the Company may elect, subject to regulatory approval, and such common shares shall be valued on the basis of a twenty day weighted average trading price formula

d.

if the Mineral Rights acquired under the option agreement are subject to a joint venture with a third party, Bullet is entitled to 25% of the benefits derived by the Company from such joint venture for the duration of the joint venture;

e.

if the Company elects to acquire Mineral Rights under the option agreement but does not complete such acquisition, such Mineral Rights are no longer subject to the option agreement and may not be acquired by the Company in the future;

f.

Bullet retains the right to explore, exploit, recover and commercialize non-metallic elements that may occur in the Mineral Rights, with the result that the Company has no right to non-metallic metals and should non-metallic metals be found on any property acquired by the Company pursuant to the option agreement, or in another property owned by the Company within three kilometres from each point on the outermost boundaries of such Mineral Rights, then all such areas containing non-metallic elements shall be re-conveyed to Bullet for no further consideration; and

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

5.	Mineral properties (continued)

g.

if within twelve months of acquisition under the option agreement the Company does not explore or develop, or chooses to relinquish its interest in such Mineral Rights, then such Mineral Rights shall be re- conveyed to Bullet for no further consideration.

(d)

On May 30, 2008 the Company entered an agreement to acquire a mining permit to 150 hectares of land contiguous to the Buritica project from an arm’s length party, Luis Fernando Palacio. The total purchase price is $1,900,000 payable in 4 installments - $100,000 which was paid on May 30, 2008; $200,000 on May 28, 2009 which was paid on May 28, 2009; $500,000 on May 30, 2010 and $1,100,000 on May 30, 2011. The purchase price payable on the first, second and third anniversaries may be made in an equivalent value of the Company’s common shares after such common shares are listed on a stock exchange. The Company has the option at any time to discontinue making payments at its sole discretion and return the mining permit to the vendor.

6.	Share capital

	(a)	Authorized

500,000,000 common shares with a par value of $0.0001 and 100,000,000 preferred shares with a par value of $0.0001, issuable in series.

The holders of the common shares are entitled to one vote per share. The holders of the common shares are entitled to dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. No dividends have ever been declared or paid as at September 30, 2009.

If prior to the completion of an initial public offering of any of the Company’s shares, the holders of at least 51% of the issued and outstanding shares wish to transfer their shares to a bona fide arms’ length purchaser, any selling shareholder may require all or any of the shareholders that did not accept such offer to sell and transfer all their shares to the proposed buyer or as the proposed buyer directs.

	(b)	Issued and outstanding share capital

	Number of	Amount
	common shares	$

Balance – December 31, 2008 and September 30, 2009	117,332,400	11,733

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

6.	Share capital (continued)

	(c)	Stock options

Under the Company’s stock option plan (the ”Plan”), which was approved in April, 2008, the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding share capital. The Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. The aggregate number of common shares reserved for issuance granted to any one individual in a 12-month period may not exceed 5% of the total number of shares outstanding. Options granted under the Plan will be for a term not to exceed 10 years. Unless the options granted have specifically stated differently, all options will vest as follows: 1/3 upon grant; 1/3 upon the first anniversary of grant; and 1/3 upon the second anniversary of grant.

On January 29, 2009 the Company granted 5,700,000 options which vest 1/3rd on the grant date, 1/3rd on the first anniversary and 1/3rd on the second anniversary. 5,450,000 of the stock options granted are exercisable at $0.36 per common share and have a term of 10 years commencing on the date the options were granted. 250,000 of the options granted have a term of 3 years beginning on the date the Company lists its shares on a recognized stock exchange at an exercise price of CDN$1.50 per share. The fair value of the options granted was estimated using the Black-Scholes option pricing model with the following assumptions: an expected dividend yield of 0%, expected volatility of 100%, a risk-free rate of 3.08% and an expected life of 3 to 10 years.

	Number of	Weighted
	options	Average
		Exercise Price
Balance – December 31, 2008	-	-
Granted	5,700,000	0.36
Balance September 30, 2009	5,700,000	0.36

(d)	Warrants

	Number of	Warrants
	Warrants	$

Balance – December 31, 2008 and September 30, 2009	21,166,200	2,706,104

The Company has 21,166,200 warrants outstanding as at September 30, 2009 (all on the same terms), the exercise price and the ability to exercise the warrants being contingent upon the Company completing an initial public offering of its common shares. The warrants have an expiry date 2 years from the date the Company lists its common shares on a recognized stock exchange at an exercise price equal to the price allocated to common shares in the financing that is concurrent with or most recent to such listing. Subsequent to September 30, 2009 the exercise price for all warrants was amended to $0.3636.

(e)	Contributed surplus

$
Balance - December 31, 2008	34,134,860
Stock based compensation
Directors, officers and employees	1,033,480
Consultants	53,302
Balance - September 30, 2009	35,221,642

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

7.	Related party transactions

During the three months ended September 30, 2009:

Aggregate legal fees of $20,000 (September 30, 2008 - $45,397) were charged by a legal firm in which a director of the Company is a partner and are included in the statement of operations.

Aggregate technical consulting fees of $27,000 (September 30, 2008 - $45,000) were charged by a director of the Company and are included in the statement of operations.

The Company purchased drilling services from Terra Colombia S.A., a company with a common director, at a cost of $323,063 (September 30, 2008 - nil). During this period. the Company also made advances to Terra Colombia S.A. for future drilling services of $341,485 (September 30, 2008 - nil). Theses advances are recorded by the Company as prepaid drilling costs at September 30, 2009.

Aggregate sales to a refiner company controlled by a director, amount to $2,153,240 (September 30, 2008 - $201,500) and are reported as a reduction to mineral properties on the balance sheet.

During the nine months ended September 30, 2009:

Aggregate legal fees of $86,351 (September 30, 2008 - $114,043) were charged by a legal firm in which a director is a partner and are included in the statement of operations.

Aggregate technical consulting fees of $74,225 (September 30, 2008 - $60,000) were charged by a director of the Company and are included in the statement of operations.

The Company purchased drilling services from Terra Colombia S.A., a company with a common director, of $800,413 (September 30, 2008 - nil). During this period, the Company also made advances to Terra Colombia S.A. for future drilling services at a cost of $714,377 (September 30, 2008 - nil). These advances are recorded by the Company as prepaid drilling costs at September 30, 2009.

Aggregate sales to a refiner company controlled by a director, amount to $5,367,400 (September 30, 2008 - $333,900) and are reported as a reduction to mineral properties on the balance sheet.

Included accounts payable and accrued liabilities is an amount due to company controlled by a director totaling $99,045 (2008 – nil). The amount payable has no fixed terms of repayment and is non-interest bearing.

The related party transactions disclosed above, are in the normal course of business and are recorded at the exchange amount, being the price agreed between the parties. The amounts owing to or due from related parties are due on demand, non-interest bearing with no fixed terms of repayment unless otherwise stated.

The Company received loans in the aggregate amount of $27,500 from Bullet Holding Corporation, a company with a common director. The loans have fixed rates of interest equal to Libor plus 2% fixed on the drawdown date of each loan. The loans mature on December 31, 2009.

See Note 5.

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

8.	Asset retirement obligations

The Company’s asset retirement obligations (“ARO”) are based on management’s estimates of costs to abandon and reclaim mineral properties and facilities as well as an estimate of the future timing of the costs to be incurred.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the ARO associated with the retirement of the Company’s exploration properties:

$
Balance – December 31, 2008 and September 30, 2009	52,000

The Company has estimated its total asset retirement obligations to be $52,000 at September 30, 2009 based on a total future liability of approximately $328,000 and a credit adjusted risk-free rate of 13%. Reclamation is expected to occur in the year 2023.

9.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to $660,000 be made upon the occurrence of certain events such as a change of control. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected in these financial statements. Minimum commitments remaining under these contracts were approximately $386,250 all payable within one year.

On July 10, 2009, the Company entered into a 5 year mining agreement with Sociedad Bettel S.A (“Sociedad”). Under the terms of this agreement, Sociedad will perform the activities required for the technical and economic exploitation of the gold reservoir in the mining concession owned by the Company in the Remedios municipality. In the event that the Company sells the mining concession and Sociedad cannot continue mining operations, Sociedad will receive as compensation double the realized investment for the constructions and setup of the mining plant. This maximum expected amount is $500,000,000 Colombian pesos (approximately $260,000).

See Notes 5(a), 5(c) and 5(d) for commitments related to properties.

10.	Capital Management

The Company manages and adjusts its capital structure based on available funds in order to support its operations and the acquisition, exploration and development of mineral properties. The capital of the Company consists of share capital, contributed surplus and warrants. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company has entered into pre-production and has begun to generate cash flows to support the ongoing and longer term strategy focused on regional exploration. However, the Company will continue to rely on equity financings to support continued growth. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the nine months ended September 30, 2009.

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

11.	Financial risk factors

Financial instruments:

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying value of cash, amounts receivable and accounts payable and accrued liabilities approximate fair value because of the limited term of these instruments. The fair value of amounts due to or from a related party cannot be reasonably determined as there is no comparable market data for this instrument.

Commodity price risk:

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

Foreign exchange risk:

The Company conducts some of its operating and investing activities in currencies other than the US dollar. The Company is therefore subject to gains or losses due to fluctuations in these currencies relative to the US dollar. As at September 30, 2009, the Company held cash of COL$109,094,081 (approximately $56,200) (2008 - COL$144,346,357) in Colombian currency and had accounts payables of COL$946,539,572 (approximately $488,280) (2008 - COL$687,415,669).

Sensitivity Analysis:

The Company does not hold a material balance in foreign currency as at September 30, 2009 that would result in a material foreign exchange gain or loss due to a movement in foreign exchange of 10%.

Price risk is remote as the Company has not yet begun commercial operations. At the current time the Company has no intention to hedge its future gold sales.

12.	Segmented information

Geographic segmentation of the Company’s capital assets is as follows:

	September 30,	December 31,
	2009	2008
	$	$
Bermuda
Intangible assets	23,551	35,331

Colombia
Equipment	508,729	325,665
Intangible assets	8,559	7,630
Mineral properties	45,069,477	45,826,748
Prepaid Exploration and Drilling	586,063	133,780

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

13.	Interest in joint ventures

Refer to Note 5(b). The Company’s proportionate share of the assets, liabilities and cash flows of its joint venture included in these financial statements are as follows:

		September 30,		December 31,
		2009		2008
	$		$
Current assets		-		-
Mineral properties		929,420		876,524
Current liabilities		-		-

Revenues		-		-
Expenses		-		-

Cash flows from operating activities		-		-
Cash flow from financing activities		-		-
Cash flows from investing activities		52,547		89,232

14.	Inventory

		September 30,		December 31,
		2009		2008
	$		$
Ore concentrate		-		92,531
Gold doré		179,190		66,505
		179,190		159,036

All inventory is carried at the lower of cost and net realizable value. As at September 30, 2009 and December 31, 2008, all inventory is recorded at cost. During the period ended September 30, 2009 no amounts have been expensed in the statement of operations.

Continental Gold Limited
(A Development Stage Company)
Notes to the Unaudited Interim Financial Statements
September 30, 2009

15.	Subsequent events

(a)

On February 3, 2009 the Company signed a letter of intent to sell a gold property located on its Zaragoza property for aggregate proceeds of $1,500,000. The Company received a down payment of $100,000. Additionally the Company is to receive annually from the purchaser the greater of 15% of that year’s sales from the mine or $200,000, to a maximum of $1,400,000.

(b)

Pursuant to the Pre-Amalgamation Agreement dated November 9, 2009 the Company and Cronus Resources Ltd. (“Cronus”), a TSX Venture Exchange listed company, have agreed to amalgamate, subject to certain conditions, and continue as a Bermuda based company. The amalgamated company shall be called Continental Gold Limited and shall be governed by the existing by-laws of the Company. Each shareholder of the Company and Cronus will receive one common share of the amalgamated company for 2.6973 common shares of the Company and 2.35712 common shares of Cronus, respectively. The outstanding share purchase warrants and stock options of the Company and Cronus will be converted into share purchase warrants and stock options of the amalgamated company by applying the same conversion ratios. The completion of the amalgamation is subject to certain conditions, including shareholder approval and obtaining all necessary regulatory approvals. After completion of the amalgamation but prior to completion of the equity issue, the current shareholders of the Company will own 87% of the common shares of the amalgamated company and the current shareholders of Cronus will own 13% of the common shares of the amalgamated company. The transaction is expected to close on or about March 31, 2010.

On January 28, 2010 and February 4, 2010 the Company completed a financing consisting of the sale of 19,166,667 subscription receipts at a price of Cdn. $1.50 per subscription receipt for gross proceeds of Cdn. $28,750,000. Each subscription receipt is convertible into one common share of the amalgamated company and one-half of one common share purchase warrant of the amalgamated company. The warrants have an exercise price of Cdn. $2.25 and a term of 12 months from the date of the closing of the amalgamation and concurrent listing of the amalgamated shares on the Toronto Stock Exchange.

On November 27, 2009, the Company issued a convertible debenture in the amount of Cdn. $3,000,000. The debenture pays interest only at a rate equal to the Canadian bank prime lending rate plus 2% and matures on November 27, 2011 unless converted prior to maturity. Concurrent with the closing of the amalgamation the debenture automatically converts into 2,000,000 units of the amalgamated company at a conversion price of Cdn. $1.50 per unit. Each unit consists of one common share of the amalgamated company and one common share purchase warrant. Each warrant has a term of two years from the date of conversion and an exercise price of Cdn. $1.75 per common share of the amalgamated company.

	(c)	See note 5(b) and note 6(d).

Continental Gold Limited
(A Development Stage Company)

Financial Statements

December 31, 2008 and 2007

(expressed in U.S. dollars)

Continental Gold Limited
(A Development Stage Company)

Financial Statements

December 31, 2008 and 2007

(expressed in U.S. dollars)

AUDITORS' REPORT

To the Shareholders of
Continental Gold Limited
(A Development Stage Company)

We have audited the balance sheets of Continental Gold Limited (A Development Stage Company) as at December 31, 2008 and 2007 and the statements of operations, comprehensive loss and deficit and cash flows for the year ended December 31, 2008 and the period from incorporation (April 26, 2007) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the year ended December 31, 2008 and the period from incorporation (April 26, 2007) to December 31, 2007 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
February 16, 2009

Continental Gold Limited
(A Development Stage Company)
Balance Sheets
As at

	December 31,	December 31
	2008	2007
(expressed in U.S. dollars)	$	$
		(Note 12)
Assets
Current assets
Cash and cash equivalents	372,468	8,176,735
Inventory of gold (note 18)	159,036	-
Amounts receivable	119,017	237
	650,521	8,176,972

Reclamation deposit	70,750	25,571

Intangible assets (note 5)
Web page	1,644	2,424
Software licenses	41,317	-

Prepaid taxes	3,117	35,000
Prepaid exploration costs	133,780	20,265

Equipment (note 5)	325,665	64,669

Mining equipment advance (note 9)	-	104,852
Mineral properties (note 6)	45,826,748	39,364,584

	47,053,542	47,794,337
Liabilities
Current liabilities
Accounts payable and accrued liabilities	395,546	510,332
Due to a related party (note 7)	-	947,652
	395,546	1,457,984

Future tax liability (note 13)	12,318,500	12,884,000

Asset retirement obligations (note 10)	52,000	-
	12,766,046	14,341,984

Shareholders' Equity
Share capital (note 8(b))	11,733	11,000
Warrants (note 8(c))	2,706,104	2,246,363
Contributed surplus (note 8(d))	34,134,860	31,929,278
Deficit	(2,565,201)	(734,288)
	34,287,496	33,452,353

	47,053,542	47,794,337

Nature of operations and continuance of operations (note 2)
Commitments and contingencies (note 11)

APPROVED ON BEHALF OF THE BOARD:

“Robert W. Allen” , Director	“Gary P. Barket” , Director

See accompanying notes to the financial statements.

Continental Gold Limited
(A Development Stage Company)
Statements of Operations, Comprehensive Loss and Deficit
For the

		Period from
		incorporation
	Year ended	(April 26, 2007)
	December 31,	to December 31,
	2008	2007
(expressed in U.S. dollars)	$	$

Administrative Expenses
Head office salaries	934,695	399,008
Directors’ fees	255,504	63,773
Legal fees (note 9)	351,128	222,541
Technical consulting fees	504,410	-
Travel expenses head office	108,881	-
Financial consulting	88,835	8,162
Insurance	57,505	-
Amortization	11,781	-
Annual government fee	2,001	-
Banking fees	7,882	40,804
Interest expense	20,596	-
Foreign exchange loss	55,925	-
Interest income	(2,730)	-

Net loss before taxes	2,396,413	734,288

Future income tax recovery (note 13)	(565,500)	-

Net loss and comprehensive loss for the period	1,830,913	734,288

Deficit, beginning of the period	734,288	-

Deficit, end of the period	2,565,201	734,288

Basic and diluted loss per common share	0.02	0.12

Weighted average number of common shares outstanding
- basic and diluted (note 19(b))	110,000,000	6,232,000

See accompanying notes to the financial statements.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
Continental Gold Limited
(A Development Stage Company)
Statements of Cash Flows
For the

		Period from
		incorporation
	Year ended	(April 26, 2007)
	December 31,	to December 31,
	2008	2007
(expressed in U.S. dollars)	$	$
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	(1,830,913)	(734,288)
Future tax recovery	(565,500)	-
Accrued interest (note 8(b))	20,596	-

Changes in non-cash working capital:
Amortization	60,371	-
Amounts receivable	(118,780)	(237)
Accounts payable	546,335	277,928
Gold inventory	(159,036)	-

	(2,046,927)	(456,597)
Financing activities
Share issue costs	-	(58,450)
Issue of common shares and warrants for cash	1,700,000	8,250,000
Advances (to)/from related party	(697,462)	697,462

	1,002,538	8,889,012
Investing activities
Reclamation deposit	(45,179)	(25,571)
Prepaid taxes	31,883	(35,000)
Intangible assets	(52,318)	(2,424)
Prepaid exploration costs	(113,515)	(20,265)
Equipment	(309,586)	(64,669)
Accounts payable attributable to property exploration	73,526	232,404
Advances (to)/from related parties attributable to property exploration	(250,191)	250,191
Change in advances to a related party for mining equipment (note 9)	104,852	(104,852)
Mineral properties	(6,199,350)	(485,494)

	(6,759,878)	(255,680)

(Decrease) increase in cash and cash equivalents	(7,804,267)	8,176,735

Cash and cash equivalents, beginning of period	8,176,735	-

Cash and cash equivalents, end of period (note 3)	372,468	8,176,735

SUPPLEMENTAL INFORMATION
Common shares issued for property acquisition (note 8(b))	-	26,052,545
Warrants issued for property acquisition (note 8(b))	-	192,600

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)
Warrants issued for consulting services (note 8(b))	-	641,818
Common shares issued for mining property purchase (note 8(b))	174,461	-
Common shares issued for assignment of payables (note 8(b))	607,962	-
Warrants issued for mining property purchase (note 8(b))	36,353	-
Warrants issued for assignment of payables (note 8(b))	126,684	-

1.	Basis of presentation

Continental Gold Limited (the "Company") was incorporated under the Companies Act, 1981 (Bermuda) by articles of incorporation dated April 26, 2007. The Company has no subsidiaries. The Company has formed a branch pursuant to the laws of Colombia, South America effective May 23, 2007, and carries on business in Colombia under the name, “CG de Colombia”.

2.	Nature of operations and continuance of operations

The Company is a development stage company as defined by Canadian Institute of Chartered Accountants Accounting Guideline 11 that engages principally in the acquisition, exploration and development of mineral properties in Colombia. The Company currently has interests in mineral properties, including an operational mining operation considered by the Company to be in the pre-production stage. Substantially all of the Company’s efforts are devoted to financing and developing these properties as well as carrying out small- scale gold pre-production. There has been no determination whether the Company’s interests in mineral properties contain mineral reserves which are economically recoverable. The Company’s assets are located outside of North America and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and restrictions and political uncertainty.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and development activities and in which it has an interest, in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, and non-compliance with regulatory and environmental requirements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. The Company has a need for equity capital and financing for working capital and exploration and development of its properties, however, in 2009 the Company believes that it is currently capable of self-financing its working capital requirements and a limited exploration program from the net proceeds of the Company’s small-scale production. In the absence of this small-scale production and as a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

If the going concern assumptions were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. The adjustment could be material.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

3.	Significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year and reflect the following significant accounting policies:

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality money market investments and certificates of deposit with investment terms of less than three months at acquisition. These investments are stated at fair value which approximates cost plus accrued interest. The majority of the Company's cash and cash equivalents are held in a major international bank in Bermuda and Panama with the remainder held in major banks in Colombia. As at December 31, 2008 and 2007 the cash and cash equivalents balance was composed entirely of cash.

Mineral properties

The Company is in the development stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, impaired, sold or abandoned. Pre-production revenues and mineral property option proceeds, if received, are credited against the deferred costs incurred by the Company on the property or properties to which they relate. Under this method, the amounts shown as mineral properties and deferred expenses represent net costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of mineral properties. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

If the properties are put into commercial production, the expenditures will be depleted using the unit of production basis. If the properties are impaired, sold or abandoned, the expenditures will be charged to operations in the related period.

The Company reviews capitalized costs on its mineral properties and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the properties or from sale of the properties. An impairment loss is recognized when the carrying amount of the exploration and development properties is not recoverable and exceeds its fair value.

Exploration costs that are not attributable to a specific property are charged to operations.

Asset retirement obligations

The Company recognizes a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mineral properties. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion expense on the discounted liability. As at the period end, the Company had an asset retirement obligations of $52,000.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

3.	Significant accounting policies (Continued)

Equipment

Equipment is recorded at cost. Depreciation is computed using the straight-line method over the following number of years:

Office equipment	10 years
Computer equipment	5 years
Machinery	10 years
Vehicles	5 years

Foreign currency

The functional and reporting currency of the Company is the United States dollar.

Foreign currency amounts relating to the Company's Colombian operations included in these financial statements are translated using the temporal method of accounting. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the end of the period. Non-monetary assets and liabilities are translated at the rate of exchange prevailing when the assets were acquired or the liabilities incurred. Revenue, expense items and deferred exploration expenses are translated using the average rate of exchange during the financial statement periods, except for depreciation and amortization which are translated at historic rates. Gains and losses resulting from the translation of transactions and balances denominated in foreign currencies are included in operations.

Loss per share

Basic loss per common share has been computed by dividing the loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the treasury stock method under which deemed proceeds on the exercise of stock options and other dilutive instruments are considered to be used to reacquire common shares at the average share price for the period with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

Use of estimates

Estimates by management represent an integral component of financial statements prepared in conformity with generally accepted accounting principles. The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events.

Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared. Significant estimates include the recoverability of mineral properties and deferred exploration costs, asset retirement obligations, future taxes, the physical and economic lives of equipment and the variables in calculating the fair value of stock based compensation. The Company regularly reviews its estimates and assumptions, however, actual results could differ from these estimates and these differences could be material.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

3.	Significant accounting policies (Continued)

Stock-based compensation

The Company records compensation cost based on the fair value method of accounting for stock based compensation. The fair value of stock options is determined using the Black-Scholes option pricing model. The fair value of the options is recognized over the vesting period as compensation expense and contributed surplus. When options are exercised, the proceeds received, together with any related amount in contributed surplus, will be credited to share capital.

Income taxes

The Company accounts for income taxes using the asset and liability method whereby future income tax assets and liabilities are recorded based on temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately realized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Intangible asset

Intangible assets are recorded at cost and amortized over 3 years using the straight-line method.

Impairment of long-lived assets

Long-lived assets held for use are reviewed for impairment when events or circumstances indicate that its carrying value may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived assets is not recoverable and exceeds its fair value.

Share issue costs

Costs directly attributable with the raising of capital are charged against the related share capital.

Comprehensive income

Comprehensive income includes both net earnings and other comprehensive income (“OCI”). Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until the period that the related asset or liability affects income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a category in shareholders' equity.

For the periods ended December 31, 2008 and 2007, the comprehensive loss equals net loss.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

3.	Significant accounting policies (Continued)

Joint ventures

A portion of the Company's exploration activities are conducted jointly with others wherein the Company enters into agreements that provide for a specified percentage interest in exploration properties. Expenditures on these properties are capitalized to exploration properties. Joint venture accounting, which reflects the Company's proportionate interest in mineral properties is applied by the Company only when the parties have earned their respective interests and enter into a formal comprehensive agreement for ownership and exploration participation.

Financial instruments recognition, measurement, disclosure and presentation

All financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured on the balance sheet date at fair value upon initial recognition. Subsequent measurement depends on the initial classification of the instrument. Held-for-trading financial assets are measured at fair value, with changes in fair value recognized in operations. Available-for- sale financial instruments are measured at fair value, with changes in fair value recorded in OCI until the instrument is disposed of or impaired. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sales and purchases exemption. Changes in the fair value of derivatives that are not exempt are recorded in operations.

The Company has designated its cash and cash equivalents as held-for trading, which are measured at fair value. Amounts receivable are designated as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to a related party are designated as other financial liabilities, which are measured at amortized cost. At December 31, 2008 and 2007, the Company had neither available- for-sale nor held-to maturity financial instruments.

4.	New accounting policies

The Canadian Institute of Chartered Accountants issued new accounting standards which the Company adopted, effective January 1, 2008: Section 1535 "Capital Disclosures", Section 3862 "Financial Instruments -Disclosures" and Section 3863 "Financial Instruments – Presentation". The new requirements of Sections 1535, 3862 and 3863 are for disclosure purposes only and did not impact the financial results of the Company.

(i)

Section 1535 establishes guidelines for the disclosure of information on an entity's capital and how it is managed. This enhanced disclosure enables users to evaluate the entity's objectives, policies and processes for managing capital. See note 14.

(ii)

Sections 3862 and 3863 replace the existing Section 3861 "Financial Instruments - Disclosure and Presentation". Section 3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how an entity manages those risks. Section 3863 carries forward the existing presentation requirements and provides additional guidance for the classification of financial instruments. See note 15.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

4.	New accounting policies (Continued)

Inventory

Inventory consists of in-process and finished goods, including ore concentrate and gold in dore, which are valued at the lower of production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests.

Effective January 1, 2008 the Handbook Section 3031 replaces the previous inventories standard and requires inventory to be measured at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overheads and other costs to inventory. Further, it requires the reversal of previous write-downs to net realizable value when the economic circumstances have changed to support an increased inventory value. The Company has included disclosures recommended by the new handbook section in note 18 to these financial statements.

Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants issued the new Handbook Section 3064, "Goodwill and Intangible Assets", which will replace Section 3062, "Goodwill and Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.	Equipment and intangible assets

Equipment consists of the following:

		December 31, 2008		December 31, 2007
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
	$	$	$	$
Office equipment	56,143	26,886	29,257	32,437
Computer equipment	74,479	4,725	69,754	23,715
Machinery	80,210	11,542	68,668	8,517
Vehicles	163,423	5,437	157,986	-
	374,255	48,590	325,665	64,669

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

5.	Equipment and intangible assets (Continued)

Intangible assets consists of the following:

		December 31, 2008		December 31, 2007
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
	$	$	$	$
Web page	2,424	780	1,644	2,424
Software licenses	53,097	11,780	41,317	-
	55,521	12,560	42,961	2,424

6.	Mineral properties

Pursuant to a sale agreement between the Company and Bullet Holding Corporation (“Bullet”), dated December 20, 2007, Bullet effected the transfer and assignment to the Company of concession contracts and applications for concession contracts covering nine mineral properties located in Colombia, South America. Bullet is a corporation controlled by Robert W. Allen (“Allen”), the Chairman of the Company. As consideration for the transfer and assignment of the concession contracts, the Company issued 74,000,000 common shares to Bullet at an estimated fair value of $0.2994 per share. On the same date the Company issued to Coastal Investments Inc. (“Coastal”), a company controlled by Allen, 10,000,000 common shares as reimbursement of certain costs made by Bullet on the properties. The Company also issued 2,475,000 units to Reindeer Limited (“Reindeer”), a company controlled by Allen, 275,000 units to Expert Funding Corporation (“Expert”), a company controlled by Gustavo J. Koch, Secretary of the Company and a 10% shareholder of Bullet and 250,000 units to Octavius Partners, LP ("Octavius"), an unrelated company, at $0.3636 per unit as reimbursement of additional costs made by Bullet on the properties. The 3,000,000 units were part of the Company’s December 20, 2007 private placement (note 8(b)). As well the Company assumed responsibility for the reimbursement and payment of other costs made by Bullet on the properties (note 7).

Mineral claims and exploration costs are associated with the following nine projects.

			Deferred Expenses
	Acquisitions	Deferred Expenses	(Recoveries)	December 31,
	December 31, 2007	December 31, 2007	December 31, 2008	2008
	$	$	$	$
Anza (b)	777,582	9,710	89,232	876,524
Arenosa	388,791	4,855	207,195	600,841
Berlin	11,663,727	145,648	238,661	12,048,036
Buritica * (d)	15,551,636	194,198	3,501,430	19,247,264
Dojura (a)	1,360,768	16,992	2,312	1,380,072
Dominical (a)	2,915,932	36,412	(139,295)	2,813,049
Lunareja	971,977	12,137	186,335	1,170,449
Santander	388,791	4,855	32,811	426,457
Zaragoza	4,859,886	60,687	2,343,483	7,264,056
Total	38,879,090	485,494	6,462,164	45,826,748

* The Company’s Buritica property includes an operating mine that is currently in small-scale preproduction.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

6.	Mineral properties (Continued)

(a)

The Company entered into an assignment agreement with Allen dated June 4, 2008, whereby Allen assigned to the Company an option agreement Allen had entered into with AngloGold Ashanti Limited (AngloGold”), dated October 4, 2006. The option agreement currently involves the Dominical and Dojura projects. The terms of the option agreement allow AngloGold to earn up to a 51% interest in the Dominical project by making the following payments: (i) during the 12 month period ended April 4, 2008 AngloGold must spend $450,000 on exploration expenses (exploration expenses include all periodic regulatory payments required to keep the properties in good standing). As at April 4, 2008 the Company advised AngloGold that it had incurred the required expenditures; (ii) on April 4, 2008 AngloGold must make a payment to the Company of $150,000. This payment was received from AngloGold on April 2, 2008; (iii) during the 12 month period ending April 4, 2009 AngloGold must spend $750,000 on exploration expenses; (iv) on April 4, 2009 AngloGold must make a payment to the Company of $250,000; (v) during the 12 month period ending April 4, 2010 AngloGold must spend $1,000,000 on exploration expenses; (vi) on April 4, 2010 AngloGold must make a payment to the Company of $500,000.

Any payments made by AngloGold exceeding the requirements in (i) and (iii) shall carry forward to (v). After April 4, 2010 AngloGold has the right to earn an additional 24% in the Dominical project by making semi-annual payments to the Company over a maximum 36 month period ending April 4, 2013 or at the time a feasibility study is completed to the satisfaction of AngloGold, whichever first occurs. The semi-annual payments shall be in the amount of $200,000. On April 4, 2013 or the date of the feasibility study, whichever first occurs, AngloGold must make a final payment to the Company in the amount of $2,500,000 to earn the additional 24% interest in the Dominical project. Allen is entitled to 25% of all cash payments received by the Company from AngloGold.

(b)

The Anza property is part of a joint venture called the Consorcio Niverengo Joint Venture which was formed by the Company and the arm’s length parties of Exman Ltda., Julian Betancur Montoya, Arelis de Jesus Mejia Quiceno, Eucardo Antonio Mejia Ramirez and Robert P. Shaw pursuant to a joint venture agreement dated December 26, 2007. The joint venture partners own a series of contiguous properties that have been rolled into the joint venture. The objective of the joint venture is to explore and develop precious and base metals on the joint venture property. The Company has a 25% interest in the joint venture. The joint venture agreement is in effect until December 26, 2009 with a one-year extension subject to unanimous agreement by the joint venture partners.

(c)

Bullet controls or is the beneficiary of mineral rights in Colombia (collectively, the “Mineral Rights”) some of which are registered in the mining registry (“Current Mineral Rights”), others for which registration is pending (“Beneficial Mineral Rights”) and the remainder which are applications for mineral rights presented before the competent authority which are currently being processed or applications that will be made up to and including September 7, 2012 (“After Acquired Mineral Rights”). The Company has an option to acquire the Mineral Rights from Bullet pursuant to an option agreement between the Company and Bullet dated January 16, 2008. As at December 31, 2008 the company has not exercised this option. The details of the option agreement are as follows:

		a.	the option agreement expires September 7, 2012;

b.

the purchase price for Mineral Rights acquired under the option agreement is based on market value as negotiated by the parties, or as determined by an independent mutually acceptable expert whose opinion shall be binding, pursuant to the following formula:

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

6.	Mineral properties (Continued)

			i.	25% of the market value plus all other expenses incurred by Bullet in respect of Current Mineral Rights and Beneficial Mineral Rights; and

			ii.	100% of the market value in respect of After Acquired Mineral Rights.

c.

the purchase price for Mineral Rights acquired under the option agreement may be paid in cash or common shares of the Company as the Company may elect, subject to regulatory approval, and such common shares shall be valued on the basis of a twenty day weighted average trading price formula

d.

if the Mineral Rights acquired under the option agreement are subject to a joint venture with a third party, Bullet is entitled to 25% of the benefits derived by the Company from such joint venture for the duration of the joint venture;

e.

if the Company elects to acquire Mineral Rights under the option agreement but does not complete such acquisition, such Mineral Rights are no longer subject to the option agreement and may not be acquired by the Company in the future;

f.

Bullet retains the right to explore, exploit, recover and commercialize non-metallic elements that may occur in the Mineral Rights, with the result that the Company has no right to non- metallic metals and should non-metallic metals be found on any property acquired by the Company pursuant to the option agreement, or in another property owned by the Company within three kilometres from each point on the outermost boundaries of such Mineral Rights, then all such areas containing non-metallic elements shall be re-conveyed to Bullet for no further consideration; and

g.

if within twelve months of acquisition under the option agreement the Company does not explore or develop, or chooses to relinquish its interest in such Mineral Rights, then such Mineral Rights shall be re-conveyed to Bullet for no further consideration.

(d)

On May 30, 2008 the Company entered an agreement to acquire a mining permit to 150 hectares of land contiguous to the Buritica project from an arm’s length party, Luis Fernando Palacio. The total purchase price is $1,900,000 payable in 4 instalments - $100,000 which was paid on May 30, 2008; $200,000 on May 30, 2009; $500,000 on May 30, 2010 and $1,100,000 on May 30, 2011. The purchase price payable on the first, second and third anniversaries may be made in an equivalent value of the Company’s common shares after such common shares are listed on a stock exchange. The Company has the option at any time to discontinue making payments at its sole discretion and return the mining permit to the vendor.

7.	Due to a related party

During the period ended December 31, 2007, Bullet provided the Company with a $500,000 interest-free loan. The loan was used by the Company to fund exploration costs on the mineral properties prior to the completion of the purchase of the mineral properties by the Company. The loan was repaid by the Company in January 2008. The Company also agreed to reimburse Bullet in the amount of $447,652 for certain expenditures Bullet had made on the mineral properties during 2007 (note 6). The reimbursement was made by the Company in January 2008. The amounts owing were unsecured, non-interest bearing with no fixed terms of repayment.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

8.	Share capital

	(a)	Authorized

500,000,000 common shares with a par value of $0.0001 and 100,000,000 preferred shares with a par value of $0.0001, issuable in series.

The holders of the common shares are entitled to one vote per share. The holders of the common shares are entitled to dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. No dividends have ever been declared or paid as at December 31, 2008.

If prior to the completion of an initial public offering of any of the Company’s shares, the holders of at least 51% of the issued and outstanding shares wish to transfer their shares to a bona fide arms’ length purchaser, any selling shareholder may require all or any of the shareholders that did not accept such offer to sell and transfer all their shares to the proposed buyer or as the proposed buyer directs.

	(b)	Issued and outstanding

On December 31, 2008 the Company had 117,332,400 common shares issued and outstanding pursuant to the following transactions:

On December 20, 2007 the Company completed a private placement of 25,000,000 units whereby 22,000,000 units were sold at a price of $0.3636 per unit for gross cash proceeds of $8,000,000, 2,475,000 units were issued to Reindeer, 275,000 units issued to Expert and 250,000 units were issued to Octavius at price of $0.3636 per unit, as reimbursement of costs made by Bullet on the properties (note 6). Each unit consisted of one common share valued at a price of $0.2994 per share and one half of one common share purchase warrant. Each whole warrant was valued at $0.1284. The fair value of the warrants were estimated using the Black-Scholes option pricing model with the following assumptions: an expected dividend yield of 0%, expected volatility of 100%, a risk-free rate interest rate of 3.77% and an expected life of 2 years.

Each full warrant entitles the holder to acquire one common share of the Company at the price of common shares in the financing that is concurrent with or most recent to the listing of the Company’s common shares on a recognized stock exchange. The warrants expire 2 years from the date the Company publicly lists its common shares. As part of the private placement the Company also issued 5,000,000 warrants valued at $641,818 which were issued for consulting services (the “consulting warrants”) with identical terms and conditions to the warrants included with the private placement units.

If the Company has not completed a listing on a recognized stock exchange for any reason by June 20, 2010 (note 19(e)), the holders of the common shares and warrants issued pursuant to the private placement completed on December 20, 2007 will be entitled to purchase a sufficient number of the Company’s common shares at a price of $0.0001 per share such that these shareholders own an aggregate of 51% of the common shares of the Company on a fully diluted basis. In addition, the warrants issued as part of the private placement will be exercisable at $0.4727. The value of $0.0001 per share has been included in capital stock with the remainder of the $8,000,000 less issue costs included in contributed surplus.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

8.	Share capital (Continued)

	(b)	Issued and outstanding (Continued)

On December 20, 2007 the Company issued 74,000,000 of its common shares to Bullet at a price of $0.2994 per share as consideration for the purchase by the Company from Bullet of its mineral properties. On the same date the Company issued 10,000,000 of its common shares to Coastal at price of $0.2994 per share as consideration for the reimbursement of certain costs incurred on the properties by Bullet (note 6). The par value of shares issued is included in share capital, the value in excess of par value has been recorded in contributed surplus (note 8(d)).

On December 31, 2008 the Company issued 1,578,400 units to Grupo de Bullet S.A. (“Grupo”) consisting of 1,578,400 common shares at a price of $.3009 per share as well as 789,200 common share purchase warrants valued at $0.1254 per warrant with identical terms and conditions to the warrants included with the Company’s December 20, 2007 private placement as consideration for the purchase by the Company of mining plant and equipment from Grupo and the assignment by the Company of certain of its accounts payable to Grupo. The mining plant is included as a deferred exploration cost in mineral properties (note 6). The par value of the shares issued is included in share capital and the value in excess of par value has been recorded in contributed surplus (note 8(d)).

On December 31, 2008 the Company agreed to issue 919,620 units to Reindeer and 102,180 units to Expert consisting of 1,021,800 common shares at a price of $0.3009 per share as well as 510,900 common share purchase warrants valued at $0.1254 per warrant with identical terms and conditions to the warrants included with the Company’s December 20, 2007 private placement as consideration for the assignment by the Company of certain of its accounts payable to Bullet. The par value of the shares issued is included in share capital and the value in excess of par value has been recorded in contributed surplus (note 8(d)).

During 2008 the Company received four loans from Bullet for gross cash proceeds of $1,700,000. On December 31, 2008 the $1,700,000 principal amount of the loans plus $20,596 of accrued interest was converted into equity of the Company. On December 31, 2008 the Company has agreed to issue to Reindeer 4,258,980 units and 473,220 units to Expert consisting of 4,732,200 common shares at a price of $0.3009 per share as well as 2,366,100 common share purchase warrants valued at $0.1254 per warrant with identical terms and conditions to the warrants included in the Company’s December 20, 2007 private placement in settlement of the Bullet loans payable. The par value of the shares issued is included in share capital and the value in excess of par value has been recorded in contributed surplus (note 8(d)).

The fair value of the warrants were estimated using the Black-Scholes option pricing model with the following assumptions: an expected dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.10% and an expected life of 2 years.

	Number of
	common shares	Amount
	(note 19(b))	$
Beginning Balance	-	-
Date of incorporation - April 26, 2007	1,000,000	100
Private placement cash component	22,000,000	2,200
Purchase of mineral properties	87,000,000	8,700
Balance - December 31, 2007	110,000,000	11,000
Private placement	4,732,200	473
Expenses incurred on mineral properties and assignment of payables	2,600,200	260
Balance - December 31, 2008	117,332,400	11,733

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007
(expressed in U.S. dollars)

8.	Share capital (Continued)

	(c)	Stock options and warrants

Under the Company’s stock option plan (the ”Plan”), which was approved in April, 2008, the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding share capital. The Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. The aggregate number of common shares reserved for issuance granted to any one individual in a 12-month period may not exceed 5% of the total number of shares outstanding. Options granted under the Plan will be for a term not to exceed 10 years. Unless the options granted have specifically stated differently, all options will vest as follows: 1/3 upon grant; 1/3 upon the first anniversary of grant; and 1/3 upon the second anniversary of grant.

The Company has no stock options outstanding as at December 31, 2008. The Company has 21,166,200 warrants outstanding as at December 31, 2008 (consisting of 16,166,200 warrants and 5,000,000 consulting warrants all on the same terms), the exercise price and the ability to exercise the warrants being contingent upon the Company completing an initial public offering of its common shares by no later than December 20, 2009. The warrants have an expiry date 2 years from the date the Company lists its common shares on a recognized stock exchange at an exercise price equal to the price allocated to common shares in the financing that is concurrent with or most recent to such listing. The fair value of the warrants issued of $2,064,286 and the consulting warrants of $641,818 were estimated using the Black-Scholes option pricing model with the following assumptions: an expected dividend yield of 0% (2007 - 0%), expected volatility of 100% (2007- 100%), a risk-free rate interest rate of 1.10% (2007 - 3.77%) and an expected life of 2 years (2007 - 2 years).

	Number of
	Warrants	Warrants
	(note 19)	$
Beginning balance	-	-
Private placement	17,500,000	2,246,363
Balance - December 31, 2007	17,500,000	2,246,363
Private placement	2,366,100	296,709
Expenses incurred on mineral properties and assignment of payables	1,300,100	163,032
Balance - December 31, 2008	21,166,200	2,706,104

(d)	Contributed surplus

$
Beginning Balance	-
Shares issued in excess of par value:
Private placement, net of issue costs	5,885,433
Purchase of mineral properties	26,043,845
Balance - December 31, 2007	31,929,278
Private placement	1,423,420
Expenses incurred on mineral properties and assignment of payables	782,162
Balance - December 31, 2008	34,134,860

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

9.	Related party transactions

Aggregate legal fees of $151,109 (2007- $78,209) were charged by a legal firm in which a director of the Company is a partner.

During 2008 the Company purchased mining equipment and tunneling on its Buritica property from Centena S.A., a company with a common director, at a cost of $813,905 of which $104,852 was advanced in 2007.

The related party transactions disclosed above, are in the normal course of business and are recorded at the exchange amount, which is the amount agreed to between the related parties.

In December 2008 the Company purchased a mining plant from Grupo, a company with a common director, at a cost of $273,476. The Company paid Grupo cash consideration of $62,633 and issued 579,800 units. On December 31, 2008 the Company assigned accounts payable to Grupo in the amount of $363,074. As consideration for the assignment the Company issued Grupo 998,600 of its units (note 8(b)).

During 2008 the Company purchased drilling services from Perforaciones Nacionales S.A., a company with a common director, at a cost of $250,276.

Pursuant to the Company’s December 20, 2007 private placement, Bullet provided a guarantee, on a good faith basis only, to provide an additional $5,120,000 of equity to the Company if the Company had not completed an initial public offering of its common shares and warrants by June 30, 2008. Pursuant to this guarantee Bullet and Grupo as at December 31, 2008 have invested a total of $2,666,056 in the Company. As consideration the Company issued to Grupo, Reindeer and Expert a total of 7,332,400 of its common shares and 3,666,200 common share purchase warrants (note 8(b)). There is no time limit associated with the guarantee.

See Notes 6, 7 and 8(b).

10.	Asset retirement obligations

The Company’s asset retirement obligations (“ARO”) are based on management’s estimates of costs to abandon and reclaim mineral properties and facilities as well as an estimate of the future timing of the costs to be incurred.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the ARO associated with the retirement of the Company’s exploration properties:

2008
$
Beginning Balance – December 31, 2007	-
Liabilities incurred	52,000
Balance - December – December 31, 2008	52,000

The Company has estimated its total asset retirement obligations to be $52,000 at December 31, 2008 based on a total future liability of approximately $328,000 and a credit adjusted risk-free rate of 13%. Reclamation is expected to occur in the year 2023.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

11.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to $660,000 be made upon the occurrence of certain events such as a change of control. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected in these financial statements. Minimum commitments remaining under these contracts were approximately $386,250 all payable within one year.

See Notes 6(a), 6(c) and 6(d) for commitments related to properties.

12.	Correction of error

The Company has restated its financial statements for the year ended December 31, 2007 in respect of an error in the calculation of a future tax liability related to its exploration properties located in Colombia. The future tax liability was overstated by $507,410, resulting in the exploration properties and deferred exploration expenditures being overstated by the same amount. The error has no effect on the previously reported net loss or loss per share.

The effect of the restatement is as follows:

	For the year ended December 31, 2007
	As Previously		As
	Reported	Adjustment	Restated
	$	$	$
Balance Sheet
Current assets	8,176,972	-	8,176,972
Other assets	252,781	-	252,781
Mineral properties	39,871,994	(507,410)	39,364,584
Total assets	48,301,747	(507,410)	47,794,337

Liabilities	1,457,984	-	1,457,984
Future income tax liability	13,391,410	(507,410)	12,884,000
Total liabilities	14,849,394	(507,410)	14,341,984
Shareholders’ equity	33,452,353	-	33,452,353
Total liabilities and shareholders’ equity	48,301,747	(507,410)	47,794,337

13.	Income taxes

The future income tax liability arises from the temporary difference between the tax value and the carrying value of the mineral properties. The tax effect of temporary differences that give rise to future tax assets and liabilities are as follows:

	2008	2007
	$	$
Future tax assets (liabilities)
Mineral Properties	(12,318,500)	(12,884,000)

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

13.	Income taxes (Continued)

The Company has approximately $7,100,000 (COL $16,040,000) of costs incurred in Colombia as at December 31, 2008 that under certain circumstances may be carried forward to offset future taxable income in that country.

The company is incorporated in Bermuda and it is not subject to income taxes in Bermuda, and as such the losses incurred as a result of corporate expenses in Bermuda will not result in an income tax recovery.

	2008	2007
	$	$
Net loss before taxes	2,396,413	734,288
Expected recoverable income taxes	-	-
Adjustment for change in tax rates	(565,500)	-
	(565,500)	-

14.	Capital Management

The Company manages and adjusts its capital structure based on available funds in order to support its operations and the acquisition, exploration and development of mineral properties. The capital of the Company consists of share capital, contributed surplus and warrants. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company has entered into pre-production and has begun to generate cash flows to support the ongoing and longer term strategy focused on regional exploration. However, the Company will continue to rely on equity financings to support continued growth. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended December 31, 2008.

15.	Financial risk factors

Financial instruments:

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate fair value because of the limited term of these instruments. The fair value of amounts due to a related party cannot be reasonably determined as there is no comparable market data for this instrument.

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

15.	Financial risk factors (Continued)

Commodity price risk:

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

Foreign exchange risk:

The Company conducts some of its operating and investing activities in currencies other than the US dollar. The Company is therefore subject to gains or losses due to fluctuations in these currencies relative to the US dollar. As at December 31, 2008, the Company held cash of COL$144,346,357 (approximately $64,000) (2007 - COL$280,260,002) in Colombian currency and had accounts payables of COL$687,415,669 (approximately $306,000) (2007 - COL$464,845,185).

Sensitivity Analysis:

The Company does not hold a material balance in foreign currency as at December 31, 2008 that would result in a material foreign exchange gain or loss due to a movement in foreign exchange of 10%.

Price risk is remote as the Company has not yet begun commercial operations. At the current time the Company has no intention to hedge its future gold sales.

16.	Segmented information

Geographic segmentation of the Company’s capital assets is as follows:

	2008	2007
	$	$
Bermuda
Intangible assets	35,331	-

Colombia
Equipment	325,665	64,669
Intangible assets	7,630	2,424
Mineral properties	45,826,748	39,364,584

17.	Interest in joint ventures

The Company’s proportionate share of the assets, liabilities and cash flows of its joint venture included in these financial statements are as follows:

	2008	2007
	$	$
Current assets	-	-
Mineral properties and deferred	876,524	787,292
Current liabilities	-	-

Revenues	-	-
Expenses	-	-

Cash flows from operating activities	-	-
Cash flow from financing activities	-	-
Cash flows from investing activities	89,232	9,710

See note 6(b).

Continental Gold Limited
(A Development Stage Company)
Notes to Financial Statements
December 31, 2008 and 2007

(expressed in U.S. dollars)

18.	Inventory

	2008	2007
	$	$
Ore concentrate	92,531	-
Gold doré	66,505	-
	159,036	-

All inventory is carried at the lower of cost and net realizable value. As at December 31, 2008 and 2007, all inventory is recorded at cost.

19.	Subsequent events

	(a)	On January 9, 2009 the Company advanced an unsecured loan to Bullet in the amount of COL$270,000,000 pesos (approximately $121,380) issued for a term of 90 days at an interest rate of 5% per annum.

	(b)	On January 29, 2009 the shareholders of the Company approved a 100 for 1 common share split and this became effective on the same date.

(c)

On January 29, 2009 the Directors approved the granting of 5,700,000 stock options. 5,450,000 of the stock options granted are exercisable at $0.36 per common share and have a term of 10 years commencing on the date the Company lists its common shares on a recognized stock exchange. 250,000 of the options granted have a term of 3 years beginning on the day the Company lists its common shares on a recognized stock exchange at an exercise price equal to the price allocated to common shares in the financing that is concurrent with or most recent to such listing.

(d)

On February 3, 2009 the Company signed a letter of intent to sell a gold mine located on its Zaragosa property for aggregate proceeds of $1,500,000. The Company is to receive a down payment of $100,000 and the greater of 15% of annual sales from the mine or $200,000, to a maximum of $1,400,000.

(e)

In February 2009, the Company amended the terms of the December 20, 2007 private placement (note8(b)) subscription agreement pursuant to approval received from the subscribers, to extend the date for the Company to complete a listing of its common shares and warrants on a recognized stock exchange from June 20, 2009 to June 20, 2010.

SCHEDULE "F"
COMPILATION REPORT AND PRO-FORMA CONSOLIDATED
FINANCIAL STATEMENTS OF AMALCO

PRO FORMA STATEMENT OF LOSS AND COMPREHENSIVE LOSS FOR THE TWELVE MONTHS
ENDED DECEMBER 31, 2008 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009
(UNAUDITED)

PRO FORMA BALANCE SHEET AS AT SEPTEMBER 30, 2009
(UNAUDITED)

Please see attached.

F-1

COMPILATION REPORT ON THE UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Continental Gold Limited
Cronus Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Continental Gold Limited as at September 30, 2009 and unaudited pro forma consolidated statements of loss and comprehensive loss for the nine months then ended and for the year ended December 31, 2008 and have performed the following procedures:

1.

Compared the figures in the columns captioned “Continental Gold Limited” to the unaudited interim financial statements of Continental Gold Limited as at September 30, 2009 and for the nine months then ended, and the audited financial statements of Continental Gold Limited for the year ended December 31, 2008, respectively, and found them to be in agreement.

2.

Compared the figures in the columns captioned “Cronus Resources Ltd.” to the unaudited consolidated financial statements of Cronus Resources Ltd. as at September 30, 2009 and for the nine months then ended, and the audited consolidated financial statements of Cronus Resourcess Ltd. and found them to be in agreement after considering the conversion of balances from Canadian to U.S. dollars.

3.	Made enquiries of certain officials of Continental Gold Limited who have responsibility for financial and accounting matters about:

	a)	the basis for determination of the pro forma adjustments; and

	b)	whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements and regulations of the Securities Acts of Ontario.

The officials:

	a)	described to us the basis for determination of the pro forma adjustments; and

	b)	stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements and regulations of the Securities Acts of Ontario.

4.	Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Continental Gold Limited” and “Cronus Resources Ltd.” as at September 30, 2009 and for the nine months then ended, and for the year ended December 31, 2008, and found the amounts in the column captioned “Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Ontario
February 17, 2010

Continental Gold Limited
Pro Forma Consolidated Balance Sheet
As at September 30, 2009
(Expressed in US dollars)
(unaudited)

	As reported
	Continental Gold	Cronus Resources	Transaction adjustments		Notes		Consolidated
	Limited	Ltd
Assets		(Note 1)	Debit	Credit

Cash	$62,097	$296,894	$2,760,679		3	(a)	27,909,772
			24,909,065		3	(b)
			41,037		3	(c)
				160,000	3	(d)
Inventory	179,190	-					179,190
Amounts receivable	10,381	1,664					12,045
Related party receivable	1,870	-					1,870
Current assets	253,538	298,558					28,102,877
Investment		237,251		237,251	3	(d)	-
Reclamation deposit	87,893	-					87,893
Intangible assets	32,110	-					32,110
Prepaid taxes	73,386	-					73,386
Prepaid exploration costs	265,632	-					265,632
Prepaid drilling costs	320,431	-					320,431
Equipment advance	80,133	-					80,133
Property and Equipment	508,729	-					508,729
Mineral properties	45,069,477	1,883,889		1,883,889	3	(d)	45,069,477

Total assets	$46,691,329	$2,419,698					74,540,668

Liabilities and Shareholders’ Equity

Accounts payable	$1,270,499	$62,844					1,333,343
Due to related party	27,500	107,466					134,966
Current liabilities	1,297,999	170,310					1,468,309

Future tax liability	12,318,500	-					12,318,500
Asset retirement obligation	52,000	-					52,000

Total liabilities	13,668,499	170,310					13,838,809

Shareholders’ Equity
Share capital	11,733	20,706,245		196	3	(a)	13,931
				2,004	3	(b)
				41,037	3	(c)
			20,747,284		3	(d)
Warrants	2,706,104	95,919		798,360	3	(a)	8,371,560
				4,867,096	3	(b)
			95,919		3	(d)
Contributed surplus	35,221,642	1,878,169		1,962,124	3	(a)	57,233,017
				20,039,966	3	(b)
			1,868,884		3	(d)
Deficit	(4,916,649)	(20,430,945)		20,430,945	3	(d)	(4,916,649)

Total shareholders’ equity	33,022,830	2,249,388					60,701,859
Total liabilities and shareholders’ equity	$46,691,329	$2,419,698					$74,540,668

Continental Gold Limited
Pro Forma Consolidated Statement of Loss and Comprehensive Loss
For the nine month period ended September 30, 2009
(Expressed in US dollars)
(unaudited)

	As reported
	Continental	Cronus	Consolidated
	Gold Limited	Resources Ltd
		(Note 1)
Revenues	$-	$-	$-

Expenses
Head office salaries	519,051	-	519,051
Severance	191,250	-	191,250
Consulting fees	220,086	50,009	270,095
Legal and professional fees	242,581	60,690	303,271
Directors’fees	103,491	-	103,491
Broker fees	5,298	-	5,298
Head office and travel expenses	43,325	80,364	123,689
Property investigation	-	19,312	19,312
Insurance	31,213	-	31,213
Investor relations	-	6,784	6,784
Stock-based compensation expense	1,086,782	36,489	1,123,271
Transfer agent and filing fees	-	16,350	16,350
Depreciation and amortization	42,743	-	42,743
Banking fees	3,762	-	3,762
Other expenses	55,215	10,396	65,611
Interest income	(7,416)	(8)	(7,424)
Other income	(7,606)	-	(7,606)
Foreign exchange (gain) loss	(178,327)	-	(178,327)
Net loss before income taxes	2,351,448	280,386	2,631,834
Income taxes	-	-	-
Loss and comprehensive loss for the period	$2,351,448	$280,386	$2,631,834

Basic and diluted loss per share (Note 6)	$0.02	$0.03	$0.04

Continental Gold Limited
Pro Forma Consolidated Statement of Loss and Comprehensive Loss
For the year ended December 31, 2008
(Expressed in US dollars)
(unaudited)

	As reported
	Continental	Cronus	Consolidated
	Gold Limited	Resources Ltd
		(Note 1)
Revenues	$-	$-	$-

Expenses
Head office salaries	934,695	-	934,695
Consulting fees	593,245	98,632	691,877
Legal and professional fees	351,128	48,927	400,055
Directors’ fees	255,504	-	255,504
Head office and travel expenses	108,881	188,402	297,283
Property investigation	-	137,730	137,730
Insurance	57,505	-	57,505
Investor relations	-	1,850	1,850
Stock-based compensation expense	-	131,686	131,686
Transfer agent and filing fees	-	23,272	23,272
Amortization	11,781	-	11,781
Annual government fee	2,001	-	2,001
Banking fees	7,882	-	7,882
Interest expense	20,596	-	20,596
Interest income	(2,730)	(364)	(3,094)
Foreign exchange loss	55,925	4	55,929

Net loss before income taxes	2,396,413	630,139	3,026,552
Recovery of income taxes	(565,500)	-	(565,500)
Net loss and comprehensive loss for the period	$1,830,913	$630,139	$2,461,052

Basic and diluted loss per share (Note 6)	$0.02	$0.07	$0.04

Continental Gold Limited
Notes to the Pro Forma Consolidated Financial Statements
September 30, 2009 and December 31, 2008
(Expressed in US dollars)
(unaudited)

1.	Basis of presentation

Continental Gold Limited (“Continental Gold”) is a private company that was incorporated under the laws of Bermuda on April 26, 2007. Continental Gold is engaged in the business of mineral exploration in Colombia, South America.

Cronus Resources Ltd. (“Cronus Resources”) is a junior public company continued under the laws of the Province of Ontario. Cronus Resources has been engaged in the exploration of a large land package surrounding the historical high-grade San Juan gold/silver mine in Baja, Mexico.

On November 9, 2009, Continental Gold and Cronus Resources entered into a Pre-Amalgamation Agreement to complete an amalgamation (the ”Amalgamation”) of the two companies resulting in the creation of an amalgamated entity to continue operations under the name of Continental Gold Limited (the “Resulting Issuer”). Under the terms of the Pre-Amalgamation Agreement the shareholders of Continental Gold shall exchange 2.6973 shares of Continental Gold for receipt of one share of the Resulting Issuer and the shareholders of Cronus Resources shall exchange 2.35712 shares of Cronus Resources for receipt of one share of the Resulting Issuer. The completion of the amalgamation is subject to certain conditions, including shareholder approval and obtaining all necessary regulatory approvals.

The accompanying unaudited pro forma consolidated balance sheet and consolidated statements of loss and comprehensive loss are stated in U.S. dollars and have been prepared by management for inclusion in the Joint Management Information Circular dated February 17, 2010 for distribution to the shareholders of Continental Gold and Cronus Resources. This pro forma consolidated balance sheet and consolidated statements of loss and comprehensive loss have been prepared from information derived from the unaudited financial statements of Continental Gold as at September 30, 2009, the unaudited financial statements of Cronus Resources as at September 30,2009, the audited financial statements of Continental Gold as at December 31, 2008 and the audited financial statements of Cronus Resources as at December 31, 2008, together with other information available to the companies. The balance sheet of Cronus Resources has been translated into U.S. dollars using the spot rate of 1.0722 Canadian dollars for each U.S. dollar as at September 30, 2009. The September 30, 2009 and December 31, 2008 statements of loss and comprehensive loss have been translated to U.S. dollars using the nine and twelve month average rates of 1.1698 and 1.0660 Canadian dollars respectively for each U.S. dollar.

Management believes the pro forma consolidated balance sheet and statements of loss and comprehensive loss includes all adjustments necessary for fair presentation of the proposed transactions and assumptions as described below.

The pro forma consolidated balance sheet and consolidated statements of loss and comprehensive loss may not be indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future. The pro forma consolidated balance sheet and consolidated statement of loss and comprehensive loss should be read in conjunction with the financial statements of Continental Gold and Cronus Resources referred to above and included in the Joint Management Information Circular.

2.	Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are as set out in Continental Gold’s audited financial statements for the year ended December 31, 2008. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to indentify accounting policy differences between Continental Gold and Cronus Resources where the impact was potentially material and could be reasonably estimated. Accounting policy differences may be identified after the consummation and integration of the proposed amalgamation. However the significant accounting policies of Cronus Resources are believed to conform in all material respects to those of Continental Gold.

Continental Gold Limited
Notes to the Pro Forma Consolidated Financial Statements
September 30, 2009 and December 31, 2008
(Expressed in US dollars)
(unaudited)

3.	Pro forma assumptions and adjustments prior to and concurrent with the completion of the Amalgamation

The unaudited consolidated pro forma balance sheet as at September 30, 2009 is prepared as if the transactions described below occurred on September 30, 2009. The unaudited consolidated pro forma statements of loss and comprehensive loss for the nine months ended September 30, 2009 and the year ended December 31, 2008 are prepared as if the transactions described below occurred on January 1, 2009 and January 1, 2008 respectively.The pro forma assumptions and adjustments prior to and concurrent with the completion of the Amalgamation are as follows:

a)

Continental Gold completed a secured convertible debenture issue on November 27, 2009 in the amount of Cdn. $3,000,000 (U.S. $2,797,985). The convertible debenture is secured by a 100%guarantee from Robert W. Allen an officer of Continental Gold. The convertible debenture has a term of 2 years, pays interest only during the term and bears interest at a rate equal to the CIBC Prime lending rate plus 2%, accrued and payable monthly in arrears. The debenture is automatically converted into units of the Resulting Issuer upon completion of the Amalgamation at a conversion price of Cdn. $1.50 per unit (2,000,000 units). Each unit consists of one common share of the Resulting Issuer and one common share purchase warrant of the Resulting Issuer. The common share purchase warrant has a term of 2 years from the date of conversion and a strike price of Cdn. $1.75 per share. The costs associated with the issuance of the convertible debenture amounted to U.S. $40,000.

The fair value of the common share purchase warrants of U.S. $798,360, resulting from the conversion of the debenture into units of the Resulting Issuer, was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.26%
Expected volatility	100%
Expected life of warrants	2 years
Expected dividend yield	Nil

b)

Concurrent to the closing of the Amalgamation, Continental Gold will complete a brokered private placement of units of the Resulting Issuer for a minimum amount of Cdn. $25,000,000 (U.S. $23,316,545) or 16,666,667 units. In addition, the underwriters will acquire a further 15% of the subscription receipts. Total proceeds raised will amount to Cdn. $28,750,000 (U.S. $26,814,027) or 19,166,667 units. The units will consist of one share of the Resulting Issuer and one half of one share purchase warrant with a term of 2 years. Each full warrant will entitle the holder to purchase one share of the Resulting Issuer at a strike price of Cdn. $2.25 per share. The underwriting cash commission is equal to 7% of the gross proceeds or Cdn. $2,012,500 (U.S. $1,876,982). The underwriters will also receive a broker option to purchase units of the Resulting Issuer up to 7% of the number of units sold by the underwriters. The broker option has a term of 2years and has an exercise price of $1.50 per unit. The units will have the same terms and conditions as the units to be issued pursuant to the brokered private placement. Additional cash expenses of the private placement are estimated to be U.S. $30,000.

The fair value of the warrants (9,583,334) of Cdn. $4,159,000 (U.S. $3,878,941) to be issued pursuant to the private placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.26%
Expected volatility	100%
Expected life of warrants	2years
Expected dividend yield	Nil

The fair value of the brokers’ option (1,341,667) of Cdn. $1,059,500 (U.S. $988,155) was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.26%
Expected volatility	100%
Expected life of option	2years
Expected dividend yield	Nil

Continental Gold Limited
Notes to the Pro Forma Consolidated Financial Statements
September 30, 2009 and December 31, 2008
(Expressed in US dollars)
(unaudited)

3.	Pro forma assumptions and adjustments prior to and concurrent with the completion of the Amalgamation (Continued)

(c)

Subsequent to September 30, 2009 Cronus Resources received final net proceeds of $44,000 (U.S. $41,037) from the sale of 220,000 units pursuant to an August 5, 2009 non-brokered private placement. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of Cronus Resources for Cdn. $0.40 for two years. The value of the warrants is nominal.

	(d)	The Amalgamation does not constitute a business combination and thus has been accounted for as an acquisition of the assets of Cronus Resources by Continental Gold:

		(i)	the assets and liabilities of Cronus Resources are included in the pro forma consolidated balance sheet at their estimated fair market values.

(ii)

Share capital, warrants, contributed surplus and the deficit of Cronus Resources are eliminated by a charge to equity of the Resulting Issuer. The fair market value of the investment and mineral properties held by Cronus are assumed to be nil.

		(iii)	Costs of the transaction are expected to be U.S. $160,000.

4.	Pro forma share capital (U.S. $)

	Common shares			Contributed
	Number of	Amount	Warrants	surplus
	shares	$	$	$
Cronus Resources
Balance, September 30, 2009	15,101,274	20,706, 245	95,919	1,878,169
Proceeds from August 5, 2009 placement (note 3 (c))	220,000	41,037
Consolidation (note 1)	(8,821,274)
	6,500,000	20,747,282	95,919	1,878,169

Continental Gold
Balance, September 30, 2009	117,332,4 00	11,733	2,706,104	35,221,642
Consolidation (note 1)	(73,832,400)
Fair value of warrants included in convertible debenture (note 3 (a))	-	-	798,360	-
Conversion of convertible debenture (note 3 (a))	2,000,000	196		1,962,124
Equity issue (note 3 (b))	19, 166,667	2004		20,039,966
Fair value of common share purchase warrants from equity issue (note 3 (b))	-	-	3,878,941	-
Fair value of broker options to purchase units from the equity issue (note 3 (b))	-	-	988,155	-
Acquisition of net assets at fair value (note 3 (d))	-	17	-	169,269
Cost of acquisition of Cronus Resources (note 3 (d))	-	(17)	-	(159,984)

	71,166,667	20,761,215	8,476,479	59,111,186

Effect of reorganization including elimination of share capital and contributed surplus of Cronus Resources (note 3 (d))	-	(20,747,284)	(95,919)	(1,878,169)
Pro forma consolidated balance, September 30, 2009	71, 166,667	13,931	8, 371,560	57,233,017

Continental Gold Limited
Notes to the Pro Forma Consolidated Financial Statements
September 30, 2009 and December 31, 2008
(Expressed in US dollars)
(unaudited)

5.	Pro forma stock options and warrants

Stock options
On a pro forma basis, the following stock options will be outstanding:

Exercise price	Number of options	Expiry date

U.S. $0.98 (Continental Gold)	2,020,542	January 29, 2019
U.S. $0.98 (Continental gold)	92,685	January 29, 2012
Cdn. $0.94 (Cronus Resources)		August 3, 2010
	10,606
Cdn. $0.94 (Cronus Resources)	21,212	September 26, 2011
Cdn. $0.94 (Cronus Resources)	13,788	December 19, 2011
Cdn. $1.60 (Cronus Resources)	55,682	September 7, 2012
Cdn. $0.85 (Cronus Resources)	84,849	November 6, 2014
Cdn. $0.42 (Cronus Resource s)	214,245	November 16, 2014

	2,513,609
Cdn. $1.50 (Continental Gold Financing options) (note 3 (b))	1,341,667

Warrants
On a pro forma basis, the following warrants will be outstanding:

Exercise price	Number of warrants	Expiry date

Cdn. $2.07 (Cronus Resources)	605,082	August 10, 2010
Cdn. $2.07 (Cronus Resources)	10,606	August 16, 2010
Cdn. $0.35 (Cronus Resources)	143,183	February 5, 2011
Cdn. $0.35 (Cronus Resources)	553,642	April 21, 2011
Cdn. $0.94 (Cronus Resources)	185,608	July 27, 2011
Cdn. $0.94 (Cronus Resources) (note 3 (c))	391,367	August 5, 2011
U.S. $0.98 (Continental Gold)	7,847,1 81	2years from listing of Resulting Issuer
Cdn. $1.75 (Convertible Deb.) (note 3 (a))	2,000,000	2years from listing of Resulting Issuer
Cdn. $2.25 (equity issue) (note 3 (b))	9,583,334	2years from listing of Resulting Issuer
	21,320,003

Continental Gold Limited
Notes to the Pro Forma Consolidated Financial Statements
September 30, 2009 and December 31, 2008
(Expressed in US dollars)
(unaudited)

6.	Basic and diluted loss per share

The basic and diluted weighted average common shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Note 3 effective January 1, 2009 and January 1, 2008 respectively.

Basic and diluted net loss per share
	Nine months	Twelve months
	ended September	ended December
	30, 2009	31, 2008

Weighted average number of Continental Gold common shares outstanding for the period prior to completion of the Amalgamation	117,332,400	110,000,000
Adjustment to reflect concurrent Continental Gold financing (note 3 (b))	19,166,667	19,166,667
Adjustment to reflect acquisition of Cronus	6,500,000	6,500,000
Adjustment to reflect conversion of convertible debt (Note 3 (a))	2,000,000	2,000,000
Adjustment to reflect share consolidation	(73,832,400)	(69,218,400)

Pro forma weighted average number of shares outstanding for the period after completion of the Amalgamation	71,166,667	68,448,267

Pro forma adjusted netl oss	$(2,631,834)	$(2,461,052)

Pro forma adjusted net loss per share basic and diluted	$(0.04)	$(0.04)

SCHEDULE "G"
CONTINENTAL GOLD LIMITED
INCENTIVE STOCK OPTION PLAN

ARTICLE 1
GENERAL

1.1	Purpose

The purpose of this Plan is to advance the interests of CONTINENTAL GOLD LIMITED (the “Company”) by (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of Continental Gold; (iv) encouraging Eligible Persons to remain with the Company or its Affiliates; and (v) attracting new employees, officers, directors and Consultants to the Company or its Affiliates.

1.2		Administration

(a)

The Board will administer this Plan. Where applicable all references hereinafter to the term “Board” will be deemed to be references to the Committee. Notwithstanding the foregoing, if at any time the Committee has not been appointed by the Board, this Plan will be administered by the Board and in such event references herein to the Committee shall be construed to be a reference to the Board.

(b)

Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority and/or stock exchange; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.

1.3		Interpretation

For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:

“Act” means the Securities Act (Ontario):

“Affiliate” means any corporation that is an affiliated entity of the Company;

“Affiliated Entity” means with respect to the Company, a person or company that controls or is controlled by the Company or that is controlled by the same person or company that controls the Company. A company shall be deemed to be controlled by another person or company or by two or more companies if,

(a)

voting securities of the first-mentioned company carrying more than 50 per cent of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company or by or for the benefit of the other companies; and

(b)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the first-mentioned company.

“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

“Blackout Period” means an interval of time during which the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of confidential information pertaining to the Company;

“Board” means the Board of Directors of the Company;

“Business Day” means a day on which trading occurs on the TSX;

“Change of Control” means the occurrence of any one or more of the following events:

(a)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(b)

the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries;

(c)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(d)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(e)

as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Company for election to the Board (or replacements designated by such nominees) shall not constitute a majority of the Board; or

(f)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

“Committee” means the Company’s Compensation Committee, duly appointed by the Board from time to time;

“Company” means Continental Gold Limited;

“Consultants” means individuals, including advisors, other than employees and officers and directors of the Company or an Affiliated Entity that are engaged to provide consulting, technical, management or other services to the Company or any Affiliated Entity for an initial, renewable or extended period of twelve months or more under a written contract between the Company or the Affiliated Entity and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner;

“Eligible Person” means, subject to the Regulations and to all applicable law, any employee, officer, director, or Consultant of (i) the Company or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliated Entity);

“Holding Company” means a holding company wholly-owned and controlled by an Eligible Person; “Insider” means an insider as defined in the Act; “Option” means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

“Participant” means an Eligible Person to whom or to whose RRSP or to whose Holding Company an Option has been granted;

“Plan” means the Company’s Incentive Stock Option Plan, as same may be amended from time to time;

“Regulations” means the regulations made pursuant to this Plan, as same may be amended from time to time;

“Retirement” in respect of a Participant means the Participant ceasing to be an employee, officer, director or Consultant of the Company or an Affiliated Entity after attaining a stipulated age in accordance with the Company’s normal retirement policy or earlier with the Company’s consent;

“Retirement Date” means the date that a Participant ceases to be an employee, officer, director or Consultant of the Company or an Affiliated Entity due to the Retirement of the Participant;

“RRSP” means a registered retirement savings plan;

“Shares” means the common shares in the capital of the Company;

“Subsidiary” means a corporation which is a subsidiary of the Company as defined under the Act;

“Termination” means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Company or an Affiliated Entity or cessation of employment of the employee with the Company or an Affiliated Entity as a result of resignation or otherwise other than the Retirement of the employee; (ii) in the case of an officer or director, the removal of or failure to re-elect or re-appoint the individual as an officer or director of the Company or an Affiliated Entity (other than through the Retirement of an officer); and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Company or an Affiliated Entity (other than through the Retirement of a Consultant);

“Termination Date” means the date on which a Participant ceases to be an Eligible Person due to the Termination of the Participant;

“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing;

“TSX” means the Toronto Stock Exchange; and

“Voting Securities” means Shares and/or any other securities (other than debt securities) that carry a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.

This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.

1.4		Shares Reserved under the Share Option Plan

(a)

(a) The aggregate maximum number of Shares available for issuance under this Plan and all of the Company’s other security based compensation arrangements at any given time is 10% of the Company’s issued and outstanding Shares as at the date of grant of an Option under the Plan, subject to adjustment or increase of such number pursuant to Section 3.2. Any Shares subject to an Option which has been granted under the Plan and which have been cancelled, repurchased, expired or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(b)

The aggregate number of Shares reserved for issuance pursuant to Options granted to Insiders at any given time shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares reserved for issuance pursuant to Options granted to any one person or entity within any twelve-month period shall not exceed 5% of the total number of Shares then outstanding.

(c)

For purposes of this Section 1.4, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.

ARTICLE 2
OPTION GRANTS AND TERMS OF OPTIONS

2.1	Grants

Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person, an Eligible Person’s RRSP and an Eligible Person’s Holding Company may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.

2.2		Exercise of Options

	(a)	Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require.

	(b)	Where the expiry date for an Option occurs during a Blackout Period, the expiry date for such Option shall be extended to the date that is 10 Business Days following the end of such Blackout Period.

(c)

The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in installments or pursuant to a vesting schedule. Notwithstanding the foregoing, unless the Board determines otherwise, and subject to the other provisions of this Plan, Options issued pursuant to this Plan are subject to a vesting schedule as follows:

		(i)	⅓ upon grant;

		(ii)	⅓ upon the first anniversary of grant; and

		(iii)	⅓ upon the second anniversary of grant.

	(d)	No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(e)

A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.

(f)

The date on which an Option will be deemed to have been granted under this Plan will be the date on which the Committee authorizes the grant of such Option or such other future date as may be specified by the Committee at the time of such authorization.

2.3		Option Price and Date

The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the volume weighted average trading price (calculated in accordance with the rules and policies of the TSX) of the Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the Option is granted.

2.4	Grant to Participant’s RRSP or Holding Company

Upon written notice from an Eligible Person, any Option that might otherwise be granted to that Eligible Person, will be granted, in whole or in part, to an RRSP or a Holding Company established by and for the sole benefit of the Eligible Person.

2.5		Termination, Retirement or Death

(a)

 In the event of the Termination with cause of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable on the earlier of the expiry of its term and the Termination Date, or such longer or shorter period as determined by the Board. In the event of the Termination without cause or Retirement of a Participant, each Option held by the Participant, the Participant’s RRSP or the Participant’s Holding Company will cease to be exercisable on the earlier of the expiry of its term and 90 days after the Termination Date or Retirement Date, as the case may be, or such longer or shorter period as determined by the Board. For greater certainty, such determination of a longer or shorter period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 36 months following the Termination Date or Retirement Date, as the case may be, of the Participants. The Board may delegate authority to the Chief Executive Officer of the Company to make any determination with respect to the expiry or termination date of Options held by any departing Participant, other than a departing non-management director or the Chief Executive Officer. If any portion of an Option has not vested on the Termination Date or Retirement Date, as the case may be, the Participant, the Participant’s RRSP or the Participant’s Holding Company may not, after the Termination Date or Retirement Date, as the case may be, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer to make any determination with respect to vesting of Options or any portion thereof held by any departing Participant, other than a departing non-management director or the Chief Executive Officer.

(b)

If a Participant dies, the legal representatives of the Participant may exercise the Options held by the Participant, the Participant’s RRSP and the Participant’s Holding Company within a period after the date of the Participant’s death as determined by the Board, and for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death. The Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer to make any determination with respect to the expiry or termination date of Options or vesting of Options or any portion thereof held by any deceased Participant, other than a departing non- management director or the Chief Executive Officer. If the legal representative of a Participant who has died exercises the Option of the Participant or the Participant’s RRSP or the Participant’s Holding Company in accordance with the terms of this Plan, the Company will have no obligation to issue the Shares until evidence satisfactory to the Company has been provided by the legal representative that the legal representative is entitled to act on behalf of the Participant, the Participant’s RRSP or the Participant’s Holding Company to purchase the Shares under this Plan.

2.6		Option Agreements

Each Option must be confirmed, and will be governed, by an agreement in a form (which may, but need not be, in the form of Schedule “A” hereto) determined by the Board and signed on behalf of the Company and the Participant or an RRSP of which the Participant is an annuitant or the Participant’s Holding Company.

2.7	Payment of Option Price

The exercise price of each Share purchased under an Option must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Company.

2.8	Acceleration of Vesting

In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 2.2 hereof, if applicable. Notwithstanding the vesting schedule for an Option that is specified in an agreement granting an Option or in this Plan, the Committee shall have the right with respect to any one or more Participants in this Plan to accelerate the time at which an option may be exercised.

2.9		Merger and Acquisition

In the event of a transaction or proposed transaction that results or will result in a Change of Control:

(g)

subject to Section 2.8, the Committee may, in a fair and equitable manner, determine the manner in which all unexercised Options granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the Participants, the time for the fulfillment of any conditions or restrictions on such exercise, and the time for the expiry of such Options;

(h)

the Committee or any company which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the transaction becoming effective may offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Options are exercisable, on a basis proportionate to the number of Shares under Option and at a proportionate Exercise Price (and otherwise substantially upon the terms of the Option being replaced, or upon terms no less favourable to the Participant) including, without limitation, the periods during which the Option may be exercised and expiry dates; and in such event, the Participant shall, if he accepts such offer, be deemed to have released his Option over the Shares and such Option shall be deemed to have lapsed and be cancelled; or

(i)

the Committee may exchange for or into any other security or any other property or cash, any Option that has not been exercised, upon giving to the Participant to whom such Option has been granted at least 30 days written notice of its intention to exchange such Option, and during such notice period, the Option, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such notice period, the unexercised portion of the Option shall lapse and be cancelled.

Subsections (a), (b) and (c) of this Section 2.9 are intended to be permissive and may be utilized independently of, successively with, or in combination with each other and Section 2.8, and nothing therein contained shall be construed as limiting or affecting the ability of the Committee to deal with Options in any other manner. All determinations by the Committee under this Section 2.9 will be final, binding and conclusive for all purposes.

2.10	Amendment of Option Terms

Subject to the prior approval of any applicable regulatory authorities and/or stock exchange (as required) and the consent of the Participant affected thereby, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant the Option as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an Option becomes exercisable, provided however, that the consent of the Participant shall not be required where the rights of the Participant are not adversely affected.

ARTICLE 3
MISCELLANEOUS

3.1	Prohibition on Transfer of Options

Options are personal to each Participant. Without the permission of the Company, no Participant or RRSP or Holding Company of a Participant may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Participant or RRSP or Holding Company of a Participant. If a Participant’s Holding Company ceases to be wholly-owned and controlled by the Participant, such Participant will be deemed to have Transferred any Options held by such Holding Company. A purported Transfer of any Options without the permission of the Company will not be valid and the Company will not issue any Share upon the attempted exercise of improperly transferred Options.

3.2	Capital Adjustments

If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental or similar corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Company to issue or sell fractional shares. In the event of the reorganization of the Company or the amalgamation or consolidation of the Company with another corporation, the Board may make such provision for the protection of the rights of Eligible Persons, Participants, their RRSPs and their Holding Companies as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.

The grant of an Option shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

3.3	Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.

3.4	Renegotiation of Options

Subject to the prior consent of the TSX, an Option, to the extent that it has not been exercised, may be renegotiated in accordance with the rules and policies of the TSX.

3.5	Amendment and Termination

 Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 3.5(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such amendment or revision may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i)

any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

	(ii)	any change to the definition of the Eligible Persons which would have the potential of broadening or increasing insider participation;

	(iii)	the addition of any form of financial assistance;

	(iv)	any amendment to a financial assistance provision which is more favourable to Participants;

	(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)

the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company (other than a cashless exercise as discussed in Section 3.5(b)(vi) of this Plan;

	(vii)	a discontinuance of the Plan; and

		(viii)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Persons, especially insiders of the Company, at the expense of the Company and its existing shareholders.

(b)

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 3.5(a) above including, without limitation:

		(i)	amendments of a “housekeeping” or clerical nature;

		(ii)	a change to the vesting provisions of a security or the Plan;

		(iii)	amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including the TSX;

		(iv)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date;

		(v)	amendments pursuant to Sections 2.8 and 2.9;

		(vi)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

		(vii)	amendments to reflect changes to applicable laws or regulations.

(c)

Notwithstanding the provisions of subparagraph 3.5(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section subparagraph 3.5(b), to the extent such approval is required by any applicable laws or regulations.

3.6		No Rights as Shareholder

Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Shares reserved for the purpose of any Option.

3.7	Employment

In the case of employees, nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any of its subsidiaries, or interfere in any way with the right of the Company or any of its subsidiaries to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.

3.8		Securities Regulation and Tax Withholding

(a)

Where necessary to effect exemption from registration of the Shares under securities laws applicable to the securities of the Company, a Participant shall be required, upon the acquisition of any Shares pursuant to the Plan, to acquire the Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, and to present to the Board an undertaking to that effect in a form acceptable to the Board. The Board may take such other action or require such other action or agreement by such Participant as may from time to time be necessary to comply with applicable securities laws. This provision and/or the granting of any Option shall in no way obligate the Company to undertake the registration of any Options or the Shares under any securities laws applicable to the securities of the Company.

(b)

The Board and the Company may take all such measures as they deem appropriate to ensure that the Company's obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares or the grant or exercise of Options under this Plan.

(c)

Issuance, transfer or delivery of certificates for Shares purchased pursuant to this Plan may be delayed, at the discretion of the Board, until the Board is satisfied that the applicable requirements of securities and income tax laws have been met.

3.9		No Representation or Warranty:

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

3.10	Compliance with Legislation

 The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Company is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Company will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.

3.11	Effective Date

This Plan shall be effective on March 22, 2010, subject to shareholder approval by ordinary resolution at the Company’s next annual or special general meeting of shareholders.

SCHEDULE “A”

CONTINENTAL GOLD LIMITED INCENTIVE STOCK OPTION PLAN - FORM OF AGREEMENT

OPTION AGREEMENT

This Option Agreement is entered into between CONTINENTAL GOLD LIMITED (the “Company”) and the Optionee named below pursuant to the CONTINENTAL GOLD LIMITED Incentive Stock Option Plan (the “Plan”). This Agreement witnesses that in consideration of the covenants and agreements herein contained and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as set forth and confirms that:

on
(the “Grant Date”);

(the “Optionholder”);

was granted options (the “Options”) to purchase Common Shares (the “Optioned Shares”) of the Company, exercisable [NTD: May insert vesting period such as: to <*>% on the Grant Date and <*>% on each of the [<*>, <*> and <*> anniversary dates of the Date of Grant] on a cumulative basis;

at a price (the “Exercise Price”) of $ per Optioned Share; and

for a term expiring at 5:00 p.m., Toronto time, on (the “Expiry Date”);

All on the terms set out in, and in accordance with, the Plan. By signing this Option Agreement, the Optionholder acknowledges that he or she has read and understands the Plan and accepts the Options in accordance with the terms and conditions of the Plan. All capitalized terms not defined herein have the meaning assigned to them in the Plan.

IN WITNESS WHEREOF the Corporation and the Optionee have executed this Option Agreement as of         , 20        .

By:
<*>

Name of Optionholder

Signature of Optionholder

CONTINENTAL GOLD LIMITED

INCENTIVE STOCK OPTION PLAN - FORM OF NOTICE OF EXERCISE

NOTICE OF EXERCISE

TO:	CONTINENTAL GOLD LIMITED
<*> [NTD: Provide address, fax number and contact name to use.]

Attention: <*>

Reference is made to the Option Agreement made as of                                                                 20___, between CONTINENTAL GOLD LIMITED (the “Company”) and the Optionholder named below. The Optionholder hereby exercises the Option to purchase Shares of the Company as follows:

Number of Optioned Shares for which Options are being exercised:	<*>

Exercise Price per Optioned Share:	$<*>

Total Exercise Price (in the form of a cheque which need not be a certified cheque or bank draft tendered with this Notice of exercise):	$<*>

Name of Optionholder as it is to appear on share certificate	<*>

Address of Optionholder as it is to appear on the register of Shares of the Corporation [and to which a certificate representing the Shares being purchased is to be delivered]:

Dated	Name of Optionholder

Signature of Optionholder

SCHEDULE "H"
RIGHTS OF DISSENTING SHAREHOLDERS

Rights of Dissenting Shareholders
Pursuant to the
Business Corporations Act (Ontario)

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2)

If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

	(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

	(b)	(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34,Sched. B, s. 35.

Exception

(3)

A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

	(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)

deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4)

In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6)

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7)	The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8)

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9)	A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10)

A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

	(a)	the shareholder’s name and address;

	(b)	the number and class of shares in respect of which the shareholder dissents; and

	(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11)

Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12)	A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13)

A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14)

On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

	(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

	(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

(15)

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

	(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16)	Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17)

Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18)

Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19)

If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20)	A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21)

If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22)

Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

	(a)	has sent to the corporation the notice referred to in subsection (10); and

	(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23)

All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24)

Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25)	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26)

The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27)

The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28)

Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29)	Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

	(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31)

Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32)	The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

Rights of Dissenting Shareholders
Pursuant to the
Companies Act, 1981 (Bermuda)

106(6)

Any shareholder who did not vote in favour of the amalgamation and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A)	Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company shall be entitled either:

(a) to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or

(b) to terminate the amalgamation in accordance with subsection (7).

(6B)

Where the Court has appraised any shares under subsection (6) and the amalgamation has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court the amalgamated company shall pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C)	No appeal shall lie from an appraisal by the Court under this section.

(6D)	The costs of any application to the Court under this section shall be in the discretion of the Court.

(7)

An amalgamation agreement may provide that at any time before the issue of a certificate of amalgamation the agreement may be terminated by the directors of an amalgamating company, notwith-standing approval of the agreement by the shareholders of all or any of the amalgamating companies.

SCHEDULE "I"
AUDIT COMMITTEE CHARTER

(CURRENTLY ADOPTED BY CONTINENTAL GOLD LIMITED & TO BE ADOPTED BY AMALCO)

AUDIT COMMITTEE

The Audit Committee (hereinafter referred to as the "Committee") shall i) assist the Board of Directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Company’s risk management and compliance practices; iii) assess the independent auditor’s performance, qualifications and independence; iv) assess the performance of the Company’s internal audit function; v) ensure the Company’s compliance with legal and regulatory requirements, and vi) prepare such reports of the Committee required to be included in the Company’s management information circulars in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The Committee shall be composed of not less than three Directors. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such term is defined in applicable securities laws.

Members of the Committee shall be appointed or reappointed by the Board of Directors and in the normal course of business will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a Director. The Board of Directors may fill a vacancy that occurs in the Committee at any time.

The Board of Directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, a Chairman among their number. The Chairman shall not be a former Officer of the Company. Such Chairman shall serve as a liaison between members of the Committee and senior management. The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

a)	a quorum for meetings shall be at least three members;

b)	the Committee shall meet at least quarterly;

c)

notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

d)	a resolution in writing signed by all members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the Board of Directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this charter annually and, where necessary, will recommend changes to the Board of Directors for its approval. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

SPECIFIC DUTIES:

The Committee shall have the following powers/duties:

Oversight of the Independent Auditor

  Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

  Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

  Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Company, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

  Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

  Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

  Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

  Review as necessary policies for the Company's hiring of employees or former employees of the independent auditor.

Financial Reporting

  Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings.

  Review and discuss with Management the Company's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve any reports for inclusion in the Company's Annual Report, as required by applicable legislation.

  Review and discuss with Management and the independent auditor management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on management's assessment.

  Review and discuss with Management the Company's quarterly financial statements prior to the publication of earnings.

  Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

  Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

  Discuss with the independent auditor at least annually any "Management" or "internal control" letters issued or proposed to be issued by the independent auditor to the Company.

  Review and discuss with Management and the independent auditor at least annually any significant changes to the Company's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

  Discuss with Management the Company's earnings press releases, including the use of "pro-forma " or "adjusted" non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

  Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

  Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

  Review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Company's internal controls.

  Discuss with the Company's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

  Review and approve periodically Management's risk philosophy and risk management policies.

  Review with Management at least annually reports demonstrating compliance with risk management policies.

  Review with Management the quality and competence of Management appointed to administer risk management policies.

  Review reports from the independent auditor at least annually relating to the adequacy of the Company's risk management practices together with Management's responses.

  Discuss with Management at least annually the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

Oversight of Regulatory Compliance

  Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

  Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting.

  Meet with the Company's regulators, according to applicable law.

  Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS:

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Company.

SCHEDULE "J"
MEMORANDUM OF ASSOCIATION & BYE-LAWS OF
 CONTINENTAL GOLD LIMITED

Please see attached.

J-1

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES
Section 7(1) and (2)

MEMORANDUM OF ASSOCIATION

OF

Continental Gold Limited
(hereinafter referred to as "the Company")

1.	The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2.	We, the undersigned, namely,

Name and Address	Bermudian Status	Nationality	Number of Shares
	(Yes or No)		Subscribed

Ernest A. Morrison	Yes	British	1
18 Parliament Street
Hamilton
Bermuda

Jonathan D. G. Betts	No	British	1
18 Parliament Street
Hamilton
Bermuda

Natalie Town	No	British	1
18 Parliament Street
Hamilton
Bermuda

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3.	The Company is to be an exempted Company as defined by the Companies Act, 1981.

4.	The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ___ in all, including the following parcels:-

N/A

5.	The authorised share capital of the Company is US$10,000 divided into 10,000 shares of US$1.00 each. The subscribed share capital of the Company is US$10,000.00.

6.

Subject to any provision of law, including a provision in the Companies Act, 1981 (as amended) or any other Act, and any provision of this memorandum, the objects for which the Company is formed and incorporated are unrestricted. Without prejudice to the generality of the foregoing, the Company shall have the following specific objects:

(a)

to purchase, take on lease or otherwise acquire freehold and other lands, properties, mines and mineral properties, and exploration rights, concessions, leases, claims, licences of or other interests in mines, mining and offshore rights, mineral properties and water rights, and either solely or jointly with others;

(b)

to prospect, explore, develop and work claims or mines, drill and sink shafts or wells and raise, pump, dig and quarry for gold, silver, minerals, ores, diamonds and precious stones, oil, petroleum, natural gas, coal, earth, and other substances;

(c)

to acquire by purchase, concession or lease, to take in exchange or otherwise, or to erect, construct and later, buildings, railways, roads, shafts, furnaces, crushing and other machinery, works for smelting or otherwise treating, removing and storing metals and minerals, and for crushing, working, manufacturing, purifying, refining, cutting, polishing or otherwise processing and storing precious metals, diamonds and precious stones, minerals, ores, oil, petroleum, natural gas, earth and other substances;

(d)

to employ and pay mining experts, agents and other persons, partnerships, companies or corporations, and to organise, equip and dispatch expeditions for prospecting, exploring, reporting on, surveying, working and developing lands and properties, whether owned by the Company or not, and to make advances to, and pay for or contribute to the expenses of, building on, or mining, drilling, sinking shafts or wells in or on or otherwise developing or exploiting any lands and properties, or desirous of so doing; and

(e)

to carry on business as land and mine owners, miners, metallurgists, metal workers, oil engineers, builders and contractors, engineers, manufacturers, farmers, vehicle and equipment proprietors, traders, ship owners, ship brokers, importers and exporters, and to buy, sell and deal in property of all kinds.

7.	The Company shall have the capacity, rights, powers and privileges of a natural person and the additional powers set out below:

(a) the power, pursuant to Section 42 of the Companies Act, 1981, to issue preference shares which are liable to be redeemed at the option of the holder;

[next page is signature page]

(b)	the power, pursuant to Section 42A of the Companies Act, 1981, to purchase its own shares; and

(c)	the power, pursuant to Section 42B of the Companies Act, 1981, to acquire its own shares, to be held as treasury shares, for cash or any other consideration.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof:-

“Ernest A. Morrison” (signed)	“Annaka Rubidge” (signed)
Ernest A. Morrison

“Jonathan D. G. Betts” (signed)	“Annaka Rubidge” (signed)
Jonathan D. G. Betts

“Natalie Town” (signed)	“Annaka Rubidge” (signed)
Natalie Town	(Witnesses)

Subscribed this 19th day of April, 2007

Bye-Laws

of

Continental Gold Limited

Prepared by:
Cox Hallett Wilkinson
Barristers and Attorneys
Milner House, 18 Parliament Street,
Hamilton, Bermuda

1

Continental Gold Limited

INDEX

Bye-law	Subject	Page

1	Interpretation	3
2	Registered Office	4
3	Share Rights	4
5	Modification of Rights	5
7	Shares	6
11	Certificates	6
15	Register of Members	7
16	Transfer of Shares	8
21	Transmission of Shares	9
25	Increase of Capital	9
28	Alteration of Capital	10
30	Reduction of Capital	11
32	General Meetings	11
34	Notice of General Meetings	11
36	Proceedings at General Meetings	12
54	Proxies and Corporate Representatives	14
59	Register of Directors and Officers	15
60	Directors	15
66	Directors Fees and Remuneration	16
67	Directors Interests	16
68	Powers and Duties of the Directors	17
71	Delegation of the Directors’ Powers and Duties	18
74	Proceedings of the Directors	18
81	Officers	20
95	Minutes	22
96	Resident Representative	22
97	The Seal	22
99	Dividends and other Payments	23
105	Reserves	24
106	Capitalisation of Profits	24
108	Record Dates	25
109	Accounting Records	25
112	Audit	25
113	Service of Notices and other Documents	26
117	Winding Up	27
118	Indemnity	27
125	Alteration of Bye-laws	29

2

Bye-Laws

of

Continental Gold Limited

INTERPRETATION

1.	In these Bye-laws unless the context otherwise requires:

"Bermuda" means the Islands of Bermuda;

"Board" means the board of Directors of the Company from time to time;

"Company" means the company incorporated in Bermuda and resulting from the amalgamation of Continental Gold Limited and Cronus Resources Ltd. on [ ] March 2010 with the name “Continental Gold Limited”;

"the Companies Act" means collectively The Companies Act, 1981 and every other statute governing companies and any statutory modification thereof from time to time in force in Bermuda insofar as the same apply to the Company;

"the Directors" means the duly appointed directors of the Company from time to time;

"Member" means a person registered in the Register as a holder of shares in the Company;

"Register" means the Register of Members of the Company;

"Register of Directors" means the Register of Directors and Officers of the Company maintained by the Company in accordance with Section 92A of the Companies Act;

“Resident Representative” means the person appointed to act as Resident Representative of the Company and includes any assistant or deputy representative;

"Seal" means the Common Seal (if any) of the Company and includes any duplicate thereof;

"Secretary" means the person appointed to perform the duties of the Secretary of the Company and includes an acting or assistant Secretary;

“Treasury Share” means a share in the capital of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;

3

"In writing" and "written" include typewriting, printing, lithography, photography, and other modes of representing or reproducing works in visible form;

"May" shall be construed as permissive;

"Shall" shall be construed as imperative;

Words importing the singular number only include the plural number and vice versa;

Words importing the masculine gender only include the feminine and neuter genders respectively;

Words importing persons include companies or associations or bodies of persons, whether corporate or unincorporated;

Any words or expressions defined in the Companies Act shall have the same meaning when used herein.

REGISTERED OFFICE

2.	The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARE RIGHTS

3.	(a)	(i)

The authorized share capital of the Company is US$60,000 divided into 50,000,000,000 common shares of US$0.000001 each and 100,000,000 preferred shares of US$0.0001 each, such preferred shares to have the rights and designation determined by the Board; and

		(ii)	The Board shall be authorized to issue 100,000,000 preferred shares with the rights and designation determined by the Board.

(b)

Subject to any rights conferred by these Bye-laws on the holders of any share or class of shares, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may in general meeting from time to time determine.

(c)

 The Company shall have the power to purchase its own shares upon such terms and conditions as may be contained herein or in the absence of any such provisions on such terms as may be agreed upon between the Company and the prospective selling Member.

4

(d)

The Company shall have the power to acquire its own shares to be held as Treasury Shares, for cash or any other consideration in accordance with the Companies Act on such terms as the Board shall think fit. All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company in respect of any such Treasury Share and, except where required in accordance with the Companies Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the Company’s share capital, or shares of the Company.

4.	(a)	Subject to the Companies Act, any preference shares may, with the sanction of a resolution of the Members, be issued on terms:

		(i)	that they are to be redeemed on a given date or otherwise in accordance with the terms of issue of the shares determined by the Company; and/or

		(ii)	that they are liable to be redeemed at the option of the Company; and/or

		(iii)	if authorised by the Memorandum of Association of the Company, that they are liable to be redeemed at the option of the holder.

(b)

The redemption of preference shares hereunder shall be effected on such terms and in such manner as the Members of the Company shall, before the issue of such shares, determine by way of amendment of these Bye-laws and shall otherwise be in accordance with the terms of the Companies Act.

MODIFICATION OF RIGHTS

5.

Subject to the Companies Act, all or any of the special rights for the time being attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may from time to time (whether or not the Company is being wound up) be varied with the consent in writing of the holders of not less than sixty-six and two thirds (66 2/3) per cent of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of sixty-six and two thirds (66 2/3) per cent of the shares of the class. To every such separate general meeting, all the provisions of these Bye-laws relating to general meetings shall apply.

6.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of that class, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

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SHARES

7.

Subject to these Bye-laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the unissued shares of the Company shall be under the control of the Board who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration and upon such terms and conditions as the Board may determine.

8.

The Board may only issue shares as non-assessable and after the consideration for each share is fully paid in money or in property or past services that are not less in value than the fair equivalent of the money that the Company would have received if the share(s) had been issued for money.

9.

Directors who vote for or consent to a resolution authorising the issue of any share(s) pursuant to Bye-laws 7 and 8 for consideration other than money are jointly and severally liable to the Company to make good any amount by which the consideration received is less than the fair equivalent of the money that the Company would have received if the share(s) had been issued for money on the date of the resolution.

10.

Except as required by law no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided in these Bye-laws) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

11.	(a)

Subject to the Companies Act, every person to whom shares or debentures are issued by the Company shall be entitled without payment to receive a certificate specifying the shares or debentures held. Certificates for shares shall be of such form and style, printed or otherwise, as the Board may designate, and each certificate shall state the certificate number, the date of issue, the name of the record holder, the amount paid on the shares and such other information as may be required by the Companies Act.

(b)

In respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and the delivery of a certificate to one (1) of several joint holders shall be sufficient delivery to all.

(c)

If the securities of the Company shall be traded or listed on an appointed stock exchange the Company may permit the issue and transfer of securities of the Company pursuant to Section 272A of the Companies Act and the Regulations made thereunder without the issue of certificates in respect thereof.

12.	(a)

If a share certificate is worn out, defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, if the old certificate is worn out or defaced, on delivery of that certificate to the Company for cancellation.

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(b)

If these Bye-laws are amended in any way affecting anything contained in the certificates for issued shares, or it becomes desirable for any reason to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board may order any holders of certificates for issued shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board.

13.

All certificates for shares, debentures or other securities of the Company (other than any securities issued pursuant to Bye-law 11(c) hereof and Section 272A of the Companies Act) shall be issued either (i) under the Seal of the Company (and if the Seal is so affixed to the certificate it shall bear the signature (or a facsimile thereof) of a Director or the Secretary) or (ii) bearing the signature (or a facsimile thereof) of a Director or the Secretary or (iii) bearing the signature (or a facsimile thereof) of a person expressly authorised to sign such certificate. Even though an officer who signed, or whose facsimile signature has been written, printed or stamped on, a certificate for shares shall have ceased by death, resignation or otherwise to be an officer of the Company before or after such certificate is delivered by the Company, such certificate shall be as valid as though signed by a duly elected, qualified and authorised officer.

14.	Notwithstanding any provisions of these Bye-laws:

(a)

the Board shall, subject always to the Companies Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and

(b)

unless otherwise determined by the Board and as permitted by the Companies Act and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

REGISTER OF MEMBERS

15.	(a)

The Secretary shall establish and maintain the Register of Members at the Registered Office in the manner prescribed by the Companies Act. Unless the Board otherwise determines and subject to any period of closure permitted under the Companies Act, the Register shall be open for inspection in the manner prescribed by the Companies Act between 10.00 a.m. and 12.00 noon on every business day. Unless the Board so determines, no Member or intending Member shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-law 10.

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(b)	Subject to the Companies Act, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register at such location outside Bermuda as the Board thinks fit.

TRANSFER OF SHARES

16.

Subject to the Companies Act and to such of the provisions contained in these Bye-laws as may be applicable including, without limitation, Bye-law 14, any Member may transfer all or any of his shares by an instrument of transfer in writing in such form as the Board may approve. The instrument of transfer may be on the back of the share certificate.

17.	(a)

The instrument of transfer of a share shall be signed by or on behalf of the transferor if by an individual in the presence of two (2) witnesses and if by a Company in manner prescribed by its charter. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company.

	(b)	The Board may decline to register any transfer of shares unless:

(i)

the instrument of transfer has been duly stamped with any applicable Bermuda stamp duty and lodged with the Company, at its Registered Office or such other place as the Board shall determine and of which notice shall be given, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

		(ii)	the instrument of transfer is in respect of only one (1) class of share;

		(iii)	where applicable, the permission of the Bermuda Monetary Authority or any other relevant governmental or regulatory authority with respect thereto has been obtained.

18.	If the Board declines to register a transfer they shall, within two (2) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

19.

No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share.

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20.	The Board may delegate its rights under bye-laws 16 to 19 to a duly appointed transfer agent and registrar.

TRANSMISSION OF SHARES

21.

In the case of the death of a Member, the survivor or survivors, where the deceased was a joint holder, and the legal personal representatives of the deceased where he was sole holder, shall be the only person recognised by the Company as having any title to his shares.

22.

Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of applicable law may, upon such evidence being produced as may from time to time be required by the Board as to his entitlement, be registered as the holder of the share or subject to the completion of a form of transfer in such form as the Board may approve have some person nominated by him registered as the transferee thereof, but the Board shall, in either case, have the same right to decline or suspend registration as they would have had in the case of the transfer of the share by that Member before his death or bankruptcy, as the case may be.

23.

A person becoming entitled to a share in consequence of the death of a Member or otherwise by operation of applicable law shall, upon such evidence being produced as may from time to time be required by the Board as to his entitlement, be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty (60) days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

24.

Subject to any directions of the Board from time to time in force, the Company’s transfer agent and registrar or the Secretary may exercise the powers and discretions of the Board under Bye-laws 21 to 23.

INCREASE OF CAPITAL

25.

The Company may from time to time by resolution passed at a general meeting and whether or not all of the existing authorised capital shall have been issued increase its capital by such sum to be divided into shares of such par value as the resolution shall prescribe.

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26.

The Company may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Act) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

27.	The new shares shall be subject to all the provisions of these Bye-laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

28.	(a)	The Company may from time to time in general meeting:

		(i)	divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

		(ii)	consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

		(iii)	subdivide its shares or any of them into shares of smaller par value than is fixed by its Memorandum of Association;

		(iv)	change the currency denomination of its share capital;

		(v)	make provision for the issue and allotment of shares which do not carry any voting rights; and

(vi)

cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

(b)

Within the authority conferred by the Members in general meeting, the Board may settle any issues relating to such division, consolidation or subdivision under this Bye-law as they think fit and, in particular may arrange for the sale of any shares representing fractions and the distribution of the net proceeds of sale in due proportion among the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

29.

Subject to the Companies Act and to any confirmation or consent required by law or these Bye-laws, the Company may by resolution in general meeting from time to time convert any preference shares into redeemable preference shares.

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REDUCTION OF CAPITAL

30.

Subject to the Companies Act, its Memorandum of Association and any confirmation or consent required by law or these Bye-laws, the Company may from time to time in general meeting authorise the reduction of its issued share capital or any capital redemption reserve fund or any share premium account in any manner.

31.

In relation to any such reduction, the Company may in general meeting determine the terms upon which such reduction is to be effected including in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS

32.

The Company shall hold an Annual General Meeting once in every calendar year in accordance with the requirements of the Companies Act on a day and at a time and place fixed by the Board. The Board may, whenever it thinks fit convene general meetings other than Annual General Meetings which shall be called Special General Meetings. Special General Meetings may be convened by requisitionists in accordance with the Companies Act in the event of the failure of the Board so to do.

33.

The Board shall, on the requisition of Members holding at the date of requisition not less than ten (10) per cent of such of the paid-up share capital of the Company as at the date of the deposit carrying the right to vote at general meetings, forthwith proceed to convene a Special General Meeting and the provisions of the Companies Act shall apply.

NOTICE OF GENERAL MEETINGS

34.

Any General Meeting shall be called by not less than twenty-one (21) days' notice in writing or such other time as may be required by applicable law. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, in the case of a Special General Meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by Bye-law 113 to all Members and Directors other than such as, under the provisions of these Bye-laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

35.	Notwithstanding that a meeting of the Company is called by shorter notice than that specified in Bye-law 34, it shall be deemed to have been duly called if it is so agreed:

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(a)	in the case of any general meeting of a Company having only one (1) Member, by that Member; or

(b)	in the case of a meeting called as an Annual General Meeting, by all the Members entitled to attend and vote thereat; or

(c)

in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five (95) per cent in nominal value of the shares giving that right.

PROCEEDINGS AT GENERAL MEETINGS

36.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. At least two (2) Members present in person or by proxy shall be a quorum for all purposes save that if the Company has only one (1) Member that Member present in person or by proxy shall constitute a quorum.

37.

If within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to such other day and such other time and place as the Board shall determine of which notice shall be given in the same manner as for the original meeting. The same quorum requirement shall again apply.

38.

The Chairman of the Board (shall preside as Chairman at every General Meeting. If there is no such Chairman or if at any meeting the Chairman is not present within fifteen (15) minutes from the time appointed for holding the meeting, the Board present shall elect one (1) of their number to act. If no Director is present the Members present shall elect one (1) of their number to be Chairman of the meeting.

39.

The Chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

40.

Subject to any rights or restrictions attached to any class of shares including restrictions on voting by the Company in relation to any Treasury Shares, at any meeting of the Company on a show of hands every Member present in person shall have one (1) vote and on a poll every Member shall be entitled to one (1) vote for each share held by him.

41.	Save where a greater majority is required by the Companies Act or these Bye-laws any question proposed for consideration at a general meeting shall be decided by a simple majority of votes cast.

42.	If a share is held by two (2) or more joint holders, the Member whose name is listed first on the register shall be entitled to vote that share.

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43.	The Directors of the Company shall be entitled to notice of and to attend and be heard at any general meeting of the Members of the Company or any separate class thereof.

44.

A Member who is a patient for any purpose under any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee, curator bonis appointed by such Court and such receiver, committee. curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Member for the purpose of general meetings of the Company.

45.

No objection shall be raised to the qualification of any voter or notice taken of any error in counting the votes cast except at the meeting or adjourned meeting at which the vote objected to is given or tendered or the error is committed, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting and shall only vitiate the result of the voting if the Chairman of the meeting decides that such result has been affected thereby. The decision of the Chairman of the meeting shall be final and conclusive.

46.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before or on the declaration of the result of the show of hands a poll is demanded by:

(a) the Chairman of the meeting; or

(b) at least three (3) Members present in person or represented by proxy; or

(c)

any Member or Members present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d)

a Member or Members present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all such shares conferring such right.

47.

Unless a poll is so demanded in accordance with Bye-law 46 a declaration by the Chairman of the meeting as to the result of the voting on a show of hands shall be final and conclusive, and any entry to that effect in the Minute Book of the Company shall be conclusive evidence of the fact without proof of the number of votes recorded for or against such resolution.

48.	If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

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49.	A poll demanded on any question shall be taken forthwith and the result thereof declared by the Chairman of the meeting prior to the termination of the meeting.

50.	The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business which is not related to the question on which the poll has been demanded.

51.	A person entitled to more than one (1) vote on a poll need not use all his votes or cast all the votes he uses in the same way.

52.

In the case of an equality of votes at a general meeting whether on a show of hands or on a poll, the Chairman of such meeting shall not be entitled to a second or casting vote and the motion under consideration shall fail.

53.

A meeting of the Members or any class thereof may be held by means of such telephone electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such a meeting.

PROXIES AND CORPORATE
REPRESENTATIVES

54.	(a)

The instrument appointing a proxy shall be in writing in such form as the Board may approve. It shall be executed under the hand of the appointor or of his attorney authorised by him in writing or if the appointor is a corporation, either under its Seal or under the hand of an officer, attorney or other person authorised to sign the same.

	(b)	A Member may appoint any person as his proxy and any corporation may appoint a representative as permitted by the Companies Act. The proxy or representative need not be a Member.

55.

Any Member may appoint a standing proxy or, if a corporation, a representative by depositing such appointment at the Registered Office of the Company. Any such standing proxy or appointment of representative shall be valid for all general meetings and adjournments thereof until notice of revocation is received by the Secretary at the Registered Office. Where a standing proxy or appointment of representative exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Member is present or in respect to which the Member has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any such standing proxy or authorisation and the operation of any such standing proxy or appointment of representative shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to them.

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56.

The instrument appointing a proxy together with any power of attorney under which it is signed or a notarially certified copy thereof or such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place as may be specified in the notice convening the meeting) not later than forty-eight (48) hours prior to the holding of the meeting at which the person named in the instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

57.

The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of the meeting as for the meeting to which it relates provided always that no proxy votes shall be accepted at any such adjournment unless the instrument of proxy shall have been delivered prior to the original meeting in the manner and by the time specified in Bye-law 56 hereof. A Member who is the holder of two (2) or more shares may appoint more than one (1) proxy to represent him and vote on his behalf, whether on show of hands or on a poll, at a general meeting of the Company or at a class meeting.

58.	Subject to the Companies Act, the Chairman of the meeting may at his discretion determine the right of any person not being a Member or his proxy or a Director to attend any General meeting.

REGISTER OF DIRECTORS AND OFFICERS

59.

The Secretary shall establish and maintain a Register of Directors and Officers at the registered office in the manner prescribed by the Companies Act. The Register of Directors shall be open for inspection in the manner prescribed by the Companies Act between 10.00 am. and 12.00 noon on every business day.

DIRECTORS

60.	(a)	The number of directors of the Company shall not be less than three (3) and not more than fifteen (15) as the Company in general meeting may from time to time determine.

	(b)	No share qualification shall be required of any Director of the Company.

61.

The Directors shall be elected by the Members of the Company in the first place at the statutory meeting of the Company and annually thereafter. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

62.	The removal of a Director shall be effected by resolution of the Members in general meeting and otherwise in accordance with the Companies Act.

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63.

Any person who may have been appointed to be alternate director of the Company to a Director who has been removed from office shall cease to be an alternate director immediately upon the removal of such Director as aforesaid.

64.	Any vacancy created by the removal of a director at a Special General Meeting may be filled by the Members at that meeting or subsequently by the Board.

65.	The office of a Director shall be vacated upon the happening of any of the following events:

(a)

if he resigns his office by notice in writing delivered to the Secretary of the Company either at the Registered Office of the Company or tendered at a meeting of the Board. Such resignation shall take effect at the time of receipt unless another time is specified. The acceptance of such resignation shall not be necessary to make it effective;

	(b)	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;

	(c)	if he becomes bankrupt or compounds with his creditors;

	(d)	if he is prohibited by law from being a Director; or

	(e)	if he otherwise ceases to be a director by virtue of the Companies Act or is removed from office pursuant to these Bye-laws.

DIRECTORS FEES AND REMUNERATION

66.

The amount, if any, of Directors' fees shall from time to time be determined by the Board and, in the absence of a determination to the contrary, such fees shall be deemed to accrue from day to day. The payment of reasonable travelling, hotel and incidental expenses properly incurred by Directors in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-laws or general meetings together with all expenses properly and reasonably incurred by any Director in the conduct of the Company's business or in the discharge of his duties as a Director shall be within the power of the Board to determine. A managing director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Board may resolve.

DIRECTORS INTERESTS

67.	(a)

A Director may hold any other office with the Company in conjunction with his appointment as a Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration by way of salary, as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-law.

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(b)

A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor of the Company.

(c)

Subject to the provisions of the Companies Act, a Director may, notwithstanding his office, be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested and be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested.

(d)

So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Board as required by the Companies Act, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-laws allow him to be appointed or from any transaction or arrangement in which these Bye-laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

(e)

Subject to the Companies Act and any further disclosure required thereby, a general notice to the Board by a Director or officer declaring that he is a director or officer or has an interest in any business entity and is to be regarded as interested in any transaction or arrangement made with that business entity shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF DIRECTORS

68.

Subject as may otherwise be required by the provisions of the Companies Act and these Bye-laws and subject to any directions given by the Company in general meeting, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company including, but not by way of limitation, the power to borrow money. No alteration of these Bye-laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. A validly convened meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

69.

All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed drawn accepted endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

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70.

The Board may, from time to time, appoint one or more of their body to be a Managing Director or Managing Directors of the Company, either for a fixed term or without any limitation as to the period for which he or they is or are to hold such office, and may from time to time remove or dismiss him or them from office and appoint another or others in his or their place or places but without prejudice to any claim which either party may have against the other at the date of such removal or dismissal.

DELEGATION OF THE DIRECTORS'
POWERS AND DUTIES

71.

The Board may by power of attorney appoint any company, firm or person, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also confer a power of substitution upon such attorney whereby he shall be authorised further to delegate all or any of the powers, authorities and discretions vested in him.

72.	(a)	The Board may entrust to and confer upon any Director or officer any of the powers exercisable by them upon such terms and conditions with such restrictions as they think fit, and either collaterally with, or to the exclusion of, their own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

(b)

The Board may delegate any of its powers, authorities and discretions to committees, consisting of two or more Directors as it thinks fit. Any committee so formed shall, in the exercise of the powers authorities and discretions so delegated, conform to any directions which may be given to it by the Board.

73.	The meetings and proceedings of any committee of the Board shall be governed by the provisions of Bye-law 74 which relate to meetings of the Board so far as the same are applicable thereto.

PROCEEDINGS OF THE DIRECTORS

74.

Subject to the provisions of these Bye-laws, the Board may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes the motion shall be deemed to have been lost. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

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75.

Notice of a meeting of the Board shall be given in accordance with Bye-law106. A Director may waive notice before or after the date of the meeting for which the notice is given. It shall not be necessary to specify the business to be considered at the meeting. The length of notice shall be reasonable in all the circumstances.

76.	(a)

The quorum necessary for the transaction of the business of the Board shall be two (2). In the event that a Director resigns at a meeting of the Board it may be resolved that his resignation should take effect at the end of such meeting and that he be counted in the quorum and continue to act if otherwise a quorum of directors would not be present.

(b)

A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company shall not be entitled to vote in respect of any such contract, transaction or arrangement in which he is so interested.

77.

So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in their number but if no quorum of Directors remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.

78.

Unless otherwise agreed by a majority of the Directors attending a meeting of the Board, the Chairman (if any) shall act as Chairman at all meetings of the Board at which such person is present. If no Chairman has been elected, the Directors present may choose one of their number to act as Chairman of the meeting.

79.	(a)

A resolution approved and signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or of a committee of the Board and taking the form of one or more documents in writing or facsimile, or other similar means of written communication from a duly authenticated source shall be as valid and effectual as if it had been passed at a meeting of the directors or of such committee duly convened and held, such resolution to be effective on the date on which the last director signs the resolution.

(b)

Any one or more of the Directors or any committee thereof may participate in a meeting of the Board or committee by means of such telephone electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting by such means shall constitute presence in person at a meeting.

80.

All acts done at any meeting of the Board or any committee of the Board or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

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OFFICERS

81.

The officers of the Company shall be appointed by the Board and shall include a Chief Executive Officer, a President and a Secretary, and such other officers (including vice presidents) and assistant officers as the Board may determine. Any two (2) or more offices may be held by the same person.

82.

Officers shall be appointed by the Board annually at the meeting of the Board following the annual Members' meeting. Each officer shall hold office until his death, resignation, or removal, subject to reappointment at each annual Board meeting immediately following the annual Members' meeting.

83.

Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgement the best interests of the Company will be served thereby but, such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create any contract rights.

84.	Any vacancy in any office for any cause may be filled by appointment of the Chief Executive Officer or President subject to ratification by the Board at any meeting.

85.	The officers of the Company shall have such powers and duties as from time to time shall be conferred by the Board and by these Bye-laws.

86.

The Chief Executive Officer shall be subject to the control of the Board, and shall in general supervise and control all business and affairs of the Company. The Chief Executive Officer may sign, with the Secretary or any other proper officer of the Company thereunto authorized by the Board, certificates for shares of the Company, deeds, mortgages, bonds, contracts, and other obligations in the name of the Company, which the Board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by these Bye-laws to some other officer or agent of the Company, or shall be required by law to be otherwise signed and executed; and in general is authorized to perform such other duties as may be delegated or assigned by the Board from time to time. In the absence of the Chairman, or if the directors neglect or fail to elect a Chairman, then the Chief Executive Officer of the Company, if he is a member of the Board, shall automatically serve as Chairman of the Board.

87.

In the absence of the Chief Executive Officer, or in the event of his death or inability to act or refusal to act, the President shall perform the duties of the Chief Executive Officer and when so acting shall have all of the powers of and be subject to all of the restrictions upon the Chief Executive Officer. In general, he is authorized to perform such other duties as may be delegated or assigned by the Chief Executive Officer or the Board from time to time.

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88.

At the request of the Chief Executive Officer, or President, or in their absence or disability, the vice presidents, in the seniority of their position and then, in the order of their election, shall perform the duties of the Chief Executive Officer and President, and, when so acting, shall have all the powers of, and be subject to all restrictions upon, the President. Any action taken by a vice president in the performance of the duties of the Chief Executive Officer or President shall be conclusive evidence of the absence or inability to act of the President at the time such action was taken. The vice presidents shall perform such other duties as may, from time to time, be assigned to them by the Board, the Chief Executive Officer or the President. A vice president may sign, with the secretary or an assistant secretary, share certificates of the Company.

89.

The Secretary shall keep the minutes of all meetings of the Members, of the Board, and of the executive committee, if any, of the Board, in one or more books provided for such purpose and shall see that all notices are duly given in accordance with the provisions of these Bye-laws or as required by law. He shall be custodian of the corporate records and of the Seal (if any) and see, if the Company has a Seal, that the Seal of is affixed to all documents the execution of which on behalf of the Company under its seal is duly authorized; shall have general charge of the share certificate books, transfer books and Register, and such other books and papers of the Company as the Board may direct, all of which shall, at all reasonable times, be open to the examination of any Director, upon application at the office of the Company during business hours; and in general is authorized to perform such other duties and powers as the Board, the Chief Executive Officer or the President from time to time may assign to or confer on him.

90.

The treasurer shall keep complete and accurate records of account, showing at all times the financial condition of the Company. He shall be the legal custodian of all money, notes, securities and other valuables which may from time to time come into the possession of the Company. He shall furnish at meetings of the Board, or whenever requested, a statement of the financial condition of the Company, and is authorized to perform such other duties as these Bye-laws may require or the Board, the Chief Executive Officer or the President may assign.

91.

Any assistant secretary or assistant treasurer appointed by the Board shall have power to perform, and shall perform, all duties incumbent upon the secretary or treasurer of the Company, respectively, subject to the general direction of such respective officers, and shall perform such other duties as these Bye-laws may require or the Board, the Chief Executive Officer or the President may prescribe.

92.

The salaries or other compensation of the officers shall be fixed from time to time by the Board or the compensation committee appointed by the Board, consistent with any legal or stock exchange requirements. No officer shall be prevented from receiving such salary or other compensation by reason of the fact that he is also a director of the Company.

93.

The Board may secure the fidelity of any officer of the Company by bond or otherwise, on such terms and with such surety or sureties, conditions, penalties or securities as shall be deemed proper by the Board.

94.

The Board may delegate temporarily the powers and duties of any officer of the Company, in case of his absence or for any other reason, to any other officer, and may authorize the delegation by any officer of the Company of any of his powers and duties to any agent or employee, subject to the general supervision of such officer.

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MINUTES

95.	(a)	The Board shall cause minutes to be made for the purpose of recording:

		(i)	all appointments of officers made by the Board;

		(ii)	the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee; and

		(iii)	all proceedings at general meetings of the Company, at separate meetings of holders of any class of shares in the Company and at meetings of the Board and committees.

(b)

Such minutes shall be duly entered in books provided for such purpose and any minutes duly entered in the Minute Book signed by the Chairman of that meeting or by the Chairman of any succeeding meeting shall be receivable as prima facie evidence of the matters stated in such minutes. A resolution in writing made in accordance with Section 77A of The Companies Act or under Bye-law 79(a) hereof shall constitute minutes for the purpose of this Bye-Law.

RESIDENT REPRESENTATIVE

96.

The Company, where Section 130 of the Companies Act shall be applicable may appoint a Resident Representative in accordance with the Companies Act. Any Resident Representative so appointed shall be deemed an officer of the Company for the purpose of Section 92A of the Companies Act. The Resident Representative shall be entitled to receive notice of all meetings of the Board and Members of the Company or any committee of the Board and shall be entitled to attend, be heard at and to receive minutes of all proceedings of the Board and Members of the Company or of any committee of the Board; provided that accidental omission to give notice to the Resident Representative of any such meeting of the Members or the Board or of any committee of the Board shall not invalidate any action taken at any such meetings.

THE SEAL

97.	(a)	The Company may adopt a Seal in such form as the Board shall determine.

(b)

The Seal (if any) may, but need not be, affixed to any deed, instrument, document or share certificate, and if the Seal is affixed thereto, it shall be attested by the signature of at least one person who is a Director or the Secretary of the Company, or of a person expressly authorised by the Board for the purpose.

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	(c)	The Board may adopt one or more duplicate Seals for use in or outside Bermuda.

98.	A Director or the Secretary or the Resident Representative (if any) may, but need not, affix the Seal (if any) to certify the authenticity of any copies of documents.

DIVIDENDS AND OTHER PAYMENTS

99.

The Board may from time to time declare and pay to Members (other than the Company in respect of any holding of Treasury Shares by the Company) in proportion to the number of shares held by them cash dividends or distributions out of contributed surplus to be paid to such Members according to their rights and interests in the profits including such interim dividends as appear to the Board to be justified by the financial position of the Company.

100.	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)

all dividends may be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, and any amount paid up on a share in advance of calls may be treated for the purpose of this Bye-law as paid- up on the share;

(b) dividends may be apportioned and paid pro rata according to the amounts paid- up on the shares during any portion or portions of the period in respect of which the dividend is paid.

101.	No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

102.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one (1) of two (2) or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

103.

Any dividend unclaimed for a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

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104.

The Board may direct payment or satisfaction of any dividend or distribution out of contributed surplus declared by them and which is to be satisfied wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, only with the sanction of the Company in general meeting and where any difficulty arises in regard to such dividend or distribution the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for dividend or distribution purposes of any such specific assets and may determine that cash payments shall be made to any Members upon the basis of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

105.

The Board may, before recommending or declaring any dividend set aside out of the profits of the Company such sums as they think proper as a reserve fund to be used to meet contingencies or for equalising dividends or for any other special purpose. Pending the application of such reserve fund it may be invested in such manner as the Board shall think fit.

CAPITALISATION OF PROFITS AND SHARE PREMIUMS

106.

The Company may at any time and from time to time resolve in general meeting to the effect that it is desirable to capitalise any undivided profits (including profits standing to the credit of any reserve or other special account) not required for the payment of any fixed dividend or any moneys held on any share premium account or any capital redemption reserve fund other than any reserve fund which may have been established according to the terms of issue of such capital and accordingly that such amount be set free for distribution amongst the Members (excluding the Company in respect of any Treasury Shares held by the Company) or any class of Members who would be entitled thereto if distributed by way of dividend and in the same proportions, on the basis that the same be not paid in cash but be applied in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that for the purpose of this Bye- law, any sum standing to the credit of the share premium account may be applied only in paying up unissued shares of the same class in respect of which the share premium was paid to be issued to such Members credited as fully paid.

107.

Where any difficulty arises in regard to any distribution under the last preceding Bye- law the Board may settle the same as they think expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

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RECORD DATES

108.

Notwithstanding any other provisions of these Bye-laws the Board may fix any date as the record date for any allotment or issue of shares and for the purpose of identifying the persons entitled to receive notices of general meetings. Any such record date shall be not less than thirty (30) and not more than sixty (60) days before the date on which such allotment or issue is to be made or such notice is to be despatched.

ACCOUNTING RECORDS

109.

The Board shall exercise a general supervision over the financial affairs of the Company and shall cause to be kept in accordance with such generally accepted accounting principles as the Board may from time to time determine accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Companies Act.

110.

The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors; provided that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three month period. No Member (other than an officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by the Company in general meeting

111.

A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditor's report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Act.

AUDIT

112.

Save and to the extent that an audit is waived in the manner permitted by the Companies Act, an auditor shall be appointed at each Annual General Meeting of the Company and his duties regulated in accordance with the Companies Act, any other applicable law and such requirements not inconsistent with the Companies Act as the Board may from time to time determine. The remuneration of the auditor shall be fixed by the Members in general meeting or referred by them to the Board.

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SERVICE OF NOTICES AND OTHER
 DOCUMENTS

113.	Any notice or other document (including a share certificate) may be served on or delivered to any Member or Director or Resident Representative by the Company:

(a)

by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Member or Director or Resident Representative at his address as appearing in the Register or Register of Directors and Officers;

	(b)	by delivering it to such Member or Director or Resident Representative in person;

(c)

by transmitting it by electronic means (including facsimile and electronic mail but excluding by telephone) in accordance with such directions as may be given by such Member or Director or Resident Representative for this purpose; or

	(d)	in accordance with bye-law 115.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

114.

Any notice or other document if sent by post shall be deemed to have been served on the day it is committed to the post, and in proving such service it shall be sufficient to prove that the notice or document was properly addressed, stamped and committed to the post. Any notice transmitted by electronic means shall be deemed to have been served on the day it is transmitted.

115.

Where a Member or Director or Resident Representative indicates his consent (in a form and manner satisfactory to the Board) to receive information or documents by accessing them on a website rather than by other means, the Board may deliver such information or documents by notifying the Member or Director or Resident Representative of their availability and including therein the address of the website, the place on the website where the information or document may be found and instructions as to how the information or document may be accessed on the website. In the case of information or documents delivered in accordance with this Bye-law, service shall be deemed to have occurred when:

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	(a)	the Member or Director or Resident Representative is notified in accordance with this Bye-law; and

	(b)	the information or document is published on the website.

116.

Any notice or other document delivered, sent or given to a Member in any manner permitted by these Bye-laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons, interested (whether jointly with or as claiming through or under him) in the share.

WINDING UP

117.

If the Company shall be wound up, the liquidator may, with the sanction of a resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of a property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

118.	(a)

The Directors, Secretary, Resident Representative and other officers (such term to include any person appointed to any committee of the Board) for the time being acting in relation to any of the affairs of the Company, any subsidiary thereof, and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the or any subsidiary thereof, and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

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(b)

Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director or officer on account of any action taken by such Director or officer, or the failure of such Director or officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or officer.

119.

The Company may purchase and maintain insurance for the benefit of any Director or officer against any liability incurred by him under the Act in his capacity as a Director or officer or indemnifying such Director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or officer may be guilty in relation to the Company or any subsidiary thereof.

120.

Expenses incurred by a Director or officer of the Company in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding to the fullest extent permitted by, and only in compliance with, the Act or any other applicable laws as may from time to time be in effect, including, without limitation, any provision of the Act that requires, as a condition precedent to such expense advancement, the delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director is not entitled to be indemnified under Bye-law 118 or otherwise. Repayments of all amounts so advanced shall be upon such terms and conditions, if any, as the Board deems appropriate. Notwithstanding the foregoing, in no event shall a director or executive officer be entitled to the advancement of expenses if a determination has been made by a judicial authority or governmental entity or agency or, absent such determination, any such authority, entity or agency has taken a position or issued any guidance stating, that the advancement of expenses to a director or executive officer constitutes a personal loan in contravention of any law or regulation.

121.

The Company's obligation to indemnify and to prepay expenses under Bye-laws 118 and 120 shall arise, and all rights granted to the Company's Directors and officers hereunder shall vest, at the time of the occurrence of the transaction or event to which a proceeding relates, or at the time that the action or conduct to which such proceeding relates was first taken or engaged in (or omitted to be taken or engaged in), regardless of when such proceeding is first threatened, commenced or completed (and whether arising out of a transaction or event occurring before or after adoption of Bye-laws 118 to 124). Notwithstanding any other provision of these Bye-laws, no action taken by the Company subsequent to the adoption of Bye-laws 118 to 124, either by amendment of these Bye-laws or otherwise, shall diminish or adversely affect any rights to indemnification or prepayment of expenses granted under Bye-laws 118 and 120 which shall have become vested as aforesaid prior to the date that such amendment or other corporate action is effective or taken, whichever is later.

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122.

If a claim under Bye-law 118 is not paid in full by the Company within 30 days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit in a court of competent jurisdiction against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such suit (other than a suit brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition when the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the Companies Act or other applicable law to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. The failure of the Company (including its Board, independent legal counsel or Members) to have made a determination prior to the commencement of such suit as to whether indemnification is proper in the circumstances based upon the applicable standard of conduct set forth in the Companies Act or other applicable law shall neither be a defense to the action nor create a presumption that the claimant has not met the applicable standard of conduct. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had reasonable cause to believe that his conduct was unlawful.

123.

The indemnification provided by Bye-laws 118 to 124 shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, these Bye-laws, agreement, vote of Members or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

124.

The rights to indemnification and prepayment of expenses which are conferred on the Directors and officers by Bye-laws 118 to 124 may be conferred upon any employee or agent of the Company or other person serving at the request of the Company if, and to the extent, authorized by the Board.

ALTERATION OF BYE-LAWS

125.

No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the provisions of the Companies Act and until the same has been approved by a resolution of the Board and by a resolution of the Members.

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SCHEDULE "K"
 AMALGAMATION AGREEMENT

Please see attached.

K-1

AMALGAMATION AGREEMENT

THIS AGREEMENT is made the [  ] day of [  ] 2010

B E T W E E N:

1.	CRONUS RESOURCES LTD., a corporation incorporated under the laws of the Province of Ontario (“Cronus”); and

2.

CONTINENTAL GOLD LIMITED, an exempted company incorporated under the laws of Bermuda with registration number 39936 whose registered office is located at Milner House, 18 Parliament Street, Hamilton, Bermuda (“Continental Gold”).

W H E R E A S:

Cronus and Continental Gold have agreed to amalgamate (the "Amalgamation") pursuant to the provisions of the Companies Act 1981 of Bermuda (the “Act”) and continue as a Bermuda exempted company on the terms hereinafter appearing.

NOW IT IS HEREBY AGREED as follows:

1.	In this Agreement unless the context otherwise requires the following words and expressions shall have the following meanings:

	“Agreement to Amalgamate”	means the pre-amalgamation agreement dated 9 November 2009 between Cronus and Continental Gold;

	“Amalgamated Company”	means the company continuing as a result of the Amalgamation;

	“Amalgamated Company Compensation Options”	means compensation options to subscribe for Amalgamated Company Units;

	“Amalgamated Company Shares”	means common shares of par value US$0.0001 each of the Amalgamated Company;

	“Amalgamated Company Stock Options”	means options to subscribe for Amalgamated Company Shares;

	“Amalgamated Company Units”	means units issued by the Amalgamated Company, each such unit comprising of one Amalgamated Company Share and one-half of one Amalgamated Company Warrant;

	“Amalgamated Company Warrants”	means warrants to subscribe for Amalgamated Company Shares;

“Continental Gold Compensation Options”	means compensation options to subscribe for Continental Gold Units;

“Continental Gold Convertible Debentures”	means the convertible debentures in the principal amount of CDN$3,000,000 issued by Continental Gold;

“Continental Gold Maximum Financing”	means the sale of up to 19,166,667 Continental Gold Subscription Receipts for total gross proceeds of CDN$28,750,000;

"Continental Gold Shares"	means common shares of par value US$0.0001 each of Continental Gold;

“Continental Gold Stock Options”	means options to subscribe for Continental Gold Shares;

“Continental Gold Subscription Receipts”	means subscription receipts issued by Continental Gold;

“Continental Gold Units”	means units issued by Continental Gold, each such unit comprising of one Amalgamated Company Share and one- half of one Amalgamated Company Warrant;

“Continental Gold Warrants”	means warrants to subscribe for Continental Gold Shares;

“Cronus Shares”	means common shares of Cronus;

“Cronus Stock Options”	means options to subscribe for Cronus Shares;

“Cronus Warrants”	means warrants to subscribe for Cronus Shares; and

“Effective Time”	means the time that the Amalgamation becomes effective pursuant to the Act.

2.	At the Effective Time, Cronus and Continental Gold shall amalgamate pursuant to the Act and continue as one company.

3.	The Memorandum of Association of the Amalgamated Company shall be that of Continental Gold and the Amalgamated Company shall be called “Continental Gold Limited”.

4.	The Bye-laws of the Amalgamated Company shall be those of Continental Gold.

5.	At the Effective Time, by virtue of the Amalgamation and without any action on the part of Cronus, Continental Gold or the holders of any shares or securities thereof:

(a)

the Cronus Shares will be cancelled and each holder of Cronus Shares will receive Amalgamated Company Shares on the basis of one Amalgamated Company Share for every 2.35712 Cronus Shares, resulting in 6,499,998 Amalgamated Company Shares being issued to holders of Cronus Shares; and

(b)

each holder of Cronus Warrants will exchange their Cronus Warrants on the basis of one Amalgamated Company Warrant for every 2.35712 Cronus Warrants, resulting, in 1,889,489 Amalgamated Company Warrants being issued to holders of Cronus Warrants;

(c)

each holder of Cronus Stock Options will exchange their Cronus Stock Options on the basis of one Amalgamated Company Stock Option for every 2.35712 Cronus Stock Options, resulting in 400,382 Amalgamated Company Stock Options being issued to holders of Cronus Stock Options;

(d)

the Continental Gold Shares will be cancelled and each holder of Continental Gold Shares will receive Amalgamated Company Shares on the basis of one Amalgamated Company Share for every 2.69730 Continental Gold Shares, resulting in 43,499,945 Amalgamated Company Shares being issued to Continental Gold Shareholders;

(e)

each holder of Continental Gold Warrants will exchange their Continental Gold Warrants on the basis of one Amalgamated Company Warrant for 2.69730 Continental Gold Warrants, resulting in 7,847,181 Amalgamated Company Warrants being issued to holders of Continental Gold Warrants;

(f)

each holder of Continental Gold Stock Options will exchange their Continental Gold Stock Options on the basis of one Amalgamated Company Stock Option for every 2.69730 Continental Gold Stock Options, resulting in 2,113,225 Amalgamated Company Stock Options being issued to holders of Continental Gold Stock Options;

(g)

each holder of Continental Gold Convertible Debentures will automatically convert the Continental Gold Convertible Debentures on the basis of one Amalgamated Company Share and one Amalgamated Company Warrant for each $1.50 principal amount of Continental Gold Convertible Debentures, resulting in 2,000,000 Amalgamated Company Shares and 2,000,000 Amalgamated Company Warrants being issued to holders of Continental Gold Convertible Debentures;

(h)

each holder of Continental Gold Subscription Receipts will receive one Amalgamated Company Share and one-half of one Amalgamated Company Warrant for each one Continental Gold Subscription Receipt, resulting in the issuance of 19,166,667 Amalgamated Company Shares and 9,583,334 Amalgamated Company Warrants assuming the Continental Gold Maximum Financing; and

(i)

each holder of Continental Gold Compensation Options will exchange their Continental Gold Compensation Options on the basis of one Amalgamated Compensation Option for 1,341,667 Continental Gold Compensation Options, resulting in 1,341,667 Amalgamated Company Compensation Options being issued to holders of Continental Gold Compensation Options.

6.	The names and addresses of the persons proposed to be directors of the Amalgamated Company are as follows:

Robert Allen	Carrera 32, 12A-11, Medellin, Antioquia, Colombia

Ari Sussman	10 Kilarney Road, Toronto, Ontario M5P 1L8

James Felton	Calla 5a, 39-90, Medellin, Antioquia, Colombia

Jaime Gutiérrez	Carrera 35 No.5 SUR 350 APTO 808, Medellin, Colombia

Patrick Anderson	2302 Bellevue Ave, West Vancouver V7V 1C8

7.

The management and supervision of the business and affairs of the Amalgamated Company shall be under the control of the directors of the Amalgamated Company from time to time subject to the provisions of the Act and the Bye-laws of the Amalgamated Company.

8.	This Agreement shall be governed by and construed in accordance with the laws of Bermuda and the parties hereto submit to the non-exclusive jurisdiction of the courts of Bermuda.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

SIGNED on behalf of	)
CRONUS RESOURCES LTD.	)
[Name – Title]

SIGNED on behalf of	)
CONTINENTAL GOLD LIMITED	)
[Name – Title]